Exhibit C-5

CANADA

JOBS GROWTH AND LONG-TERM PROSPERITY

ECONOMIC ACTION PLAN 2013

Tabled in the House of Commons
By the Honourable
James M. Flaherty, P.C., M.P.
Minister of Finance

March 21, 2013

CANADA'S ECONOMIC
ACTION
PLAN
#eap13

Chapter 1 – Introduction	1

Chapter 2 – Economic Developments and Prospects	15

Highlights	15
Introduction	17
Global Economic Developments and Outlook	18
Financial Market Developments	27
Commodity Prices	29
Canada’s Recent Economic Performance	34
Canadian Economic Outlook—Private Sector Forecasts	48
Risk Assessment	52
Planning Assumptions	54

Chapter 3 – Supporting Jobs and Growth	55

Introduction	55
Chapter 3.1 – Connecting Canadians With Available Jobs	59

Highlights	59
The Canada Job Grant	59
Creating Opportunities for Apprentices	59
Supporting Job Opportunities for All Canadians	59
Connecting Canadians With Available Jobs	61
The Canada Job Grant	66
Creating Opportunities for Apprentices	68
Reducing Barriers to Accreditation of Apprentices	69
Supporting the Use of Apprentices	69
Supporting Job Opportunities for All Canadians	70
Job Opportunities for Persons With Disabilities	70
Reforming Labour Market Agreements for Persons With Disabilities	71
Strengthening Federal Programming for Persons With Disabilities	72
Creation of the Canadian Employers Disability Forum	72
Extending the Enabling Accessibility Fund	73
Job Opportunities for Youth	74
Promoting Education in High-Demand Fields	74
Confirming Support for Pathways to Education Canada	74
Supporting More Internships for Recent Post-Secondary Graduates	75
Supporting Yukon College’s Centre for Northern Innovation in Mining	76

i

Job Opportunities for Aboriginal Peoples	77
Investing in Training for On-Reserve Income Assistance Recipients	78
Introducing a First Nation Education Act	79
Supporting Post-Secondary Education for First Nations and Inuit Students	80
Promoting Business Studies Among Aboriginal Students	80
Job Opportunities for Newcomers	82
Pan-Canadian Framework for the Assessment and Recognition of Foreign Qualifications	84
Reforming the Temporary Foreign Worker Program	84
Business Immigration Program	85
Temporary Resident Program	86
Citizenship Program	86
International Education Strategy	87

Chapter 3.2 – Helping Manufacturers and Businesses Succeed in the Global Economy	91

Highlights	91
Strengthening the Competitiveness of the Manufacturing Sector	91
Supporting Small Businesses	92
Growing Trade and Investment	92
Responsible Resource Development	92
Building on Canada’s Financial Sector Advantage	93
Keeping Taxes Low for Job-Creating Businesses	93
Helping Manufacturers and Businesses Succeed in the Global Economy	95
Strengthening the Competitiveness of the Manufacturing Sector	96
Tax Relief for New Manufacturing Machinery and Equipment	101
Strengthening the Competitiveness of Major Manufacturing Industries	105
Helping Southern Ontario Prosper	105
Supporting Manufacturers in Ontario	106
Creating Jobs by Building Equipment for the Canadian Armed Forces in Canada	106
Supporting a Vibrant Shipbuilding Industry	110
Helping Canadian Businesses Test Their Innovations	110

ii

Aerospace and Space Sectors	111
Improving the Strategic Aerospace and Defence Initiative	113
Creation of an Aerospace Technology Demonstration Program	115
Enhancing Access to Aircraft Safety Certification	116
Supporting Canada’s Leadership in Space and Space-Related Technologies	116
Supporting a Strong and Innovative Automotive Sector	117
Supporting Forestry Innovation and Market Development	118
Supporting Small Businesses	120
Expanded Support for Small Businesses	122
Extension and Expansion of the Hiring Credit for Small Business	122
Increasing and Indexing the Lifetime Capital Gains Exemption	123
Improving Conditions for New and Growing Small Businesses	124
Canada Revenue Agency Delivers on the Needs of Small Businesses	126
Code of Conduct for the Credit and Debit Card Industry in Canada	128
Growing Trade and Investment	129
Canada’s Trade Agenda	129
Canada-United States Beyond the Border Action Plan and Regulatory Cooperation Council	131
Beyond the Border Action Plan	131
Regulatory Cooperation Council Joint Action Plan	132
Strengthening Canada’s Foreign Trade Zone Advantage	133
Export Development Canada	134
Modernizing Canada’s General Preferential Tariff Regime for Developing Countries	134
Ensuring an Effective Trade Policy and Remedy System	135
Responsible Resource Development	136
Supporting Junior Mineral Exploration	137
Improving the Conditions for a Sustainable Aquaculture Sector	137
Supporting First Nations Fishing Enterprises	138
Supporting Farmers	138
Increasing the Restricted Farm Loss Deduction Limit	139
Building on Canada’s Financial Sector Advantage	140
Ensuring That Our Financial System Remains Strong	141
Reinforcing the Housing Finance Framework	141
Strengthening the Regulation of Capital Markets	142
Furthering Over-the-Counter Derivatives Reform	143
Streamlining Conflict of Interest Provisions	144
Establishing a Risk Management Framework for Domestic Systemically Important Banks	144

iii

Supporting the Financial Sector’s Contribution to the Economy	145
Supporting International Growth of the Canadian Financial Sector	145
Strengthening Financial Institution Governance	146
Strengthening the Governance of the Canada Pension Plan Investment Board	146
Improving Corporate Transparency	147
Encouraging Competitive Financial Services	147
Improving the Currency System	147
Keeping Taxes Low for Job-Creating Businesses	148
A Competitive Business Tax System	148
Enhancing the Neutrality of the Tax System	151
Phasing Out Tax Preferences for Capital Expenditures in the Mining Sector	151
Phasing Out the Additional Deduction for Credit Unions	152
Tax Simplification and Compliance	153
Combating International Tax Evasion and Aggressive Tax Avoidance	154
Tax Treaties and Tax Information Exchange Agreements	155
Chapter 3.3 – The New Building Canada Plan	159
Highlights	159
The New Building Canada Plan	161
New Federal Investments in Job-Creating Infrastructure	169
New Building Canada plan	170
Community Improvement Fund	172
Building Canada Fund	174
P3 Canada Fund	174
Ensuring Maximum Value for Taxpayers on Large Infrastructure Projects	176
Support for Assessments of Infrastructure Project Procurement Options	177
Support for First Nations Infrastructure	178
Continued Support Under the Capital Facilities and Maintenance Program	179
Investments in Federal Infrastructure	179
The New Bridge for the St. Lawrence	180
The Windsor-Detroit International Crossing	181
VIA Rail Canada and Passenger Rail Services for Remote Communities	181
Rehabilitation of Port Weller Dry Docks	182
Long-Term Vision and Plan for the Parliamentary Precinct	182
Strengthening Canada’s Meteorological Services	183
Highways and Highway Bridges in Canada’s National Parks	183
Ongoing Federal Infrastructure Investments	183

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Chapter 3.4 – Investing In World-Class Research and Innovation	187
Highlights	187
Supporting Advanced Research	187
Pursuing a New Approach to Supporting Business Innovation	187
Enhancing Canada’s Venture Capital System	188
Investing in World-Class Research and Innovation	189
Supporting Advanced Research	189
Strengthening Research Partnerships Between Post-Secondary Institutions and Industry	193
Reinforcing Canadian Research Capacity in Genomics	196
Supporting Leading-Edge Research Infrastructure	197
Supporting Atomic Energy of Canada Limited	197
Pursuing a New Approach to Supporting Business Innovation	198
Fostering Business Innovation	199
Transforming the National Research Council	199
Supporting the Commercialization of Research by Small and Medium-Sized Enterprises	199
Sustainable Development Technology Canada	200
Strengthening the Impact of the Scientific Research and Experimental Development Tax Incentive Program	201
Enhancing Canada’s Venture Capital System	204
Enhancing Innovation Hubs That Foster Entrepreneurial Talent and Ideas	205
Promoting an Entrepreneurial Culture in Canada	206
Supporting Youth Entrepreneurship	207
Promoting Linkages With International Investors	207
Phasing Out the Labour-Sponsored Venture Capital Corporations Tax Credit	207
Chapter 3.5 – Supporting Families and Communities	211
Highlights	211
Support for Families	211
Investing in Communities	211
Protecting Canada’s Natural Environment	212
Building Strong Aboriginal Communities	213
Supporting Families and Communities	214

v

Support for Families	214
Keeping Taxes Low for Canadian Families and Individuals	214
Enhancing the Adoption Expense Tax Credit	220
Registered Disability Savings Plans—Legal Representation	220
Expanding Tax Relief for Home Care Services	222
Consistent Application of Excise Duty on Tobacco Products	222
Palliative and End-of-Life Care	223
Tariff Relief for Canadian Consumers	223
Developing a Comprehensive Financial Consumer Code	224
Protecting Vulnerable Canadians from Predatory Lending	226
Financial Literacy Initiatives for Seniors	226
Update on Pooled Registered Pension Plans (PRPPs)	227
New Options for Troubled Pension Plans	228
Investing in Communities	228
Housing for Canadians in Need	228
Homelessness Partnering Strategy	228
Investment in Affordable Housing	230
Investment in Nunavut Housing	231
Supporting and Honouring Veterans	231
Increasing Support for Veterans and Their Families	231
Enhancing Veterans Affairs Canada’s Funeral and Burial Program	232
Road to 2017	232
Investments in Arts and Culture	233
Renewing the Roadmap for Canada’s Official Languages for 2013–2018	233
Canada Cultural Investment Fund: Endowment Incentive	234
Massey Hall Revitalization	234
The Government’s Record Level of Support for Sport	234
Expanding Library Services for the Blind and Partially Sighted	235
Response to the Report of the House of Commons Standing Committee on Finance on Charitable Donation Tax Incentives	236
Support for Social Finance	239
Maximizing Opportunities for International Synergies	240
Supporting the Economic Transition of Communities Economically Linked to the Chrysotile Asbestos Industry	241

vi

Protecting Canada’s Natural Environment	242
Nature Conservancy of Canada	243
Improving the Conservation of Fisheries Through Community Partnerships	243
Salmon Conservation Stamp	244
Enabling Responsible Marine Management	244
Protecting Against Invasive Species	245
Sustaining the Great Lakes	245
Expanding Tax Support for Clean Energy Generation	246
Canadian Nuclear Safety Commission	246
Building Strong Aboriginal Communities	247
Resolving Specific Claims	247
First Nations Land Management Regime	248
First Nations Policing Program	249
Aboriginal Justice Strategy	249
Renewal of the Family Violence Prevention Program	250
Improving Health Services to First Nations Communities	252
Enhancing Mental Health Services in First Nations Communities	253
Chapter 4 – Plan to Return to Budget Balance and Fiscal Outlook	257

Highlights	257

Chapter 4.1 – Plan to Return to Budget Balance	259
Introduction	259
The Plan to Return to Balance	260
Progress in Achieving Economic Action Plan 2012 Reductions	261
New Measures to Return to Balanced Budgets and to Make Government More Efficient	262
Reducing Travel Costs Through the Use of Technology	263
Standardizing and Modernizing Government Information Technology	264
Transforming How Canadians Obtain Government Services and Information	265
More Efficient Government Operations	265
Crown Corporations	267
Corporate Asset Management Review	268
Closing Tax Loopholes and Improving the Fairness and Integrity of the Tax System	268
The Government’s Plan for Returning to Balanced Budgets is on Track	274

vii

Chapter 4.2 – Fiscal Planning Framework	279
Approach to Budget Planning	279
Fiscal Outlook Before the Measures Announced in Economic Action Plan 2013	280
Fiscal Impact of Measures Announced in Economic Action Plan 2013	284
Summary of Statement of Transactions	287
Outlook for Budgetary Revenues	289
Outlook for Program Expenses	294
Savings Measures Achieved Since Budget 2010	297
Financial Source/Requirement	300
Risks to the Fiscal Projections	302
Sensitivity of the Budgetary Balance to Economic Shocks	303
Annex 1 – Debt Management Strategy for 2013–14	309
Annex 2 – Tax Measures: Supplementary Information and Notices of Ways and Means Motions	325

viii

Chapter 1

Introduction

We will remain focused on what matters to Canadians—jobs and economic growth, and ensuring Canada’s economic advantage today will translate into the long-term prosperity of tomorrow.

— The Honourable Jim Flaherty,

Minister of Finance

1

Canada’s Economic Action Plan continues to deliver results for Canadians. Among Group of Seven (G-7) countries, such as the U.S., Germany and Japan, Canada has had the strongest record of growth and job creation over the economic recovery (Chart 1.1). Since the depth of the global economic recession, the Canadian economy has created over 950,000 new jobs, overwhelmingly full-time, well-paying jobs in the private sector. The economic recovery has been largely driven by the vitality of Canadian households and businesses. Indeed, Canada is the only G-7 country to have more than fully recovered the business investment that was lost during the recession.

2

While the Canadian economy continues to grow and create jobs, the challenges confronting us are significant. The global economy remains fragile as the United States, our major trading partner, continues to experience modest growth and the euro area remains in recession. At the same time, global competition from emerging market countries is intensifying. Despite Canada’s strong record of job creation, too many Canadians are still looking for work.

In this uncertain environment, the Government’s focus is clear: jobs and the economy. We will stay the course by continuing to implement the Economic Action Plan: a plan for jobs, growth and long-term prosperity.

In Economic Action Plan 2012, the Government took decisive action to ensure that Canada’s economy will create good jobs, to sustain a higher quality of life for hard-working Canadian families, and to position the country for success in the 21st century global economy.

Economic Action Plan 2013 builds on the strong foundation that was laid last year—in fact, the strong foundation that has been built since 2006—with affordable measures to create jobs, promote growth and support long-term prosperity. It bolsters the fundamental strengths and resilience of the Canadian economy. This includes our robust and resilient financial sector, which fosters business investment and growth. Our global reputation is strong. Canada has earned the trust of global investors for its responsible fiscal, economic and financial sector management. Canada is alone among the G-7 countries to receive the highest possible credit ratings from all the major credit rating agencies, which contributes to low borrowing costs.

Economic Action Plan 2013 strengthens this record with actions in all areas that drive economic progress and prosperity by:

•	Connecting Canadians With Available Jobs by equipping them with the skills and training they require to obtain high-quality, well-paying jobs.

•

Helping Manufacturers and Businesses Succeed in the Global Economy by enhancing the conditions for creating and growing businesses, including measures to support a globally competitive manufacturing sector, build on Canada’s financial sector advantage, increase and diversify our exports, and develop our natural resources in a safe, responsible and secure way, in order to sustain and create high-quality, value-added jobs.

3

•

Creating a New Building Canada Plan that adds to the unprecedented investments in public infrastructure since 2006 with a new infrastructure plan focused on projects that create jobs and economic growth and provide a high quality of life for Canadian families.

•	Investing in World-Class Research and Innovation and fostering a vibrant entrepreneurial culture where new ideas are translated from laboratories into the marketplace.

•	Supporting Families and Communities by expanding opportunities for Canadians to succeed and enjoy a high quality of life.

Ultimately, the resilience of the Canadian economy, and its ability to thrive in the 21st century global economy, are underpinned by a strong fiscal position. To ensure that Canada is well positioned to withstand any future economic shocks and address the future priorities of Canadians, Economic Action Plan 2013 sets out a low-tax plan to eliminate the deficit and return to balanced budgets by 2015–16. It achieves this by controlling direct program spending by federal departments, while maintaining the Government’s commitment not to raise taxes or cut transfers to Canadians and other levels of government.

Connecting Canadians With Available Jobs (Chapter 3.1)

Canadian workers are among the highest educated and best trained in the world. However, the training system must be better attuned to helping Canadians obtain the skills they need to obtain high-quality jobs. To help Canadians connect with available jobs, Economic Action Plan 2013 introduces a three-point plan to:

•

Create the Canada Job Grant, which will directly connect skills training with employers and jobs for Canadians. The Grant will be introduced by negotiating renewal of the $500-million-per-year Labour Market Agreements with the provinces and territories in 2014–15.

•

Create opportunities for apprentices by working with provinces and territories to examine the use of practical tests as a method of assessment and harmonize requirements, and by introducing measures that will support the use of apprentices through federal construction and maintenance contracts, the Investment in Affordable Housing and infrastructure projects.

4

•	Provide support to groups that are underrepresented in the job market such as persons with disabilities, youth, Aboriginal peoples and newcomers by:

–

Enhancing skills training opportunities for Canadians with disabilities through a new generation of Labour Market Agreements for Persons with Disabilities that will be introduced by 2014, and reforming and extending the Opportunities Fund to provide more demand-driven training solutions for persons with disabilities.

–	Promoting education in fields where there is high demand from employers, including in science, technology, engineering, mathematics and the skilled trades.

–

Investing $70 million over three years to support 5,000 more paid internships for recent post-secondary graduates and confirming support for Pathways to Education Canada, a not-for-profit organization that works with youth to increase rates of high school completion.

–

Helping improve educational and labour market outcomes for Aboriginal peoples by investing to improve the on-reserve Income Assistance Program, providing funding for post-secondary scholarships and bursaries, and expanding Cape Breton University’s Purdy Crawford Chair in Aboriginal Business Studies.

–

Continuing to work with provinces and territories and stakeholders to improve the foreign credential recognition processes, thereby enhancing the integration of internationally trained individuals into the job market.

5

Helping Manufacturers and Businesses Succeed in the Global Economy

(Chapter 3.2)

Every day, Canadian businesses are confronted with the many challenges of a competitive market. They need their government to be a partner in achieving success, not an impediment to it. Canada’s Economic Action Plan has lowered taxes and tariffs, eased unnecessary regulatory burdens, and improved conditions for new and growing businesses. To help Canadian businesses in key sectors of the economy, such as manufacturing, create high-paying, value-added jobs, Economic Action Plan 2013:

•

Provides tax relief by extending the temporary accelerated capital cost allowance for new investment in machinery and equipment in the manufacturing and processing sector for an additional two years, providing the sector with support of $1.4 billion over four years for retooling that will enhance competitiveness and economic growth.

•

Builds on the National Shipbuilding Procurement Strategy to better ensure that purchases of military equipment create economic opportunities for Canadians by developing key domestic industrial capabilities to help guide procurement, by promoting export opportunities, and by reforming the current procurement process to improve outcomes.

•

Takes early action on the recommendations of the Aerospace Review by announcing stable funding of close to $1 billion over five years for the Strategic Aerospace and Defence Initiative, the creation of an Aerospace Technology Development Program, with funding of $110 million over four years starting in 2014–15 and $55 million annually thereafter, and consultations on establishing a National Aerospace Research and Technology Network.

•

Renews the Federal Economic Development Agency for Southern Ontario (FedDev Ontario) with funding of $920 million over five years to help create job opportunities and encourage economic growth in the region.

•	Includes $200 million over five years for a new Advanced Manufacturing Fund in Ontario, funded from the renewal of FedDev Ontario.

•	Expands and extends for one year the temporary Hiring Credit for Small Business, allowing Canadian small business to reinvest $225 million in job creation and economic growth in 2013.

•

Increases support for small business owners, farmers and fishermen by raising the Lifetime Capital Gains Exemption to $800,000 and indexing the new limit to inflation, at a cost of $110 million over five years.

6

•	Provides $92 million over two years to the forestry sector in support of its transformation to higher-value activities and its expansion into new export markets.

•

Announces economic and security initiatives that will implement Canada’s commitments under the Canada-United States Beyond the Border Action Plan, with a view to ensuring the secure and efficient flow of legitimate goods and people across the border.

•

Enhances Canada’s foreign trade zone policies and programs by reducing red tape, cutting costs, improving access to existing programs, and promoting Canada’s foreign trade zone advantage. This will support Canadian manufacturers and business, building on the success of the Government’s gateways and corridors approach to attract foreign investment.

•

Extends Export Development Canada’s domestic activities in order to provide capacity in the domestic credit market to meet the needs of Canadian exporters, in a manner that complements private sector lenders.

Creating a New Building Canada Plan (Chapter 3.3)

Since 2006, governments across Canada have worked together to build modern and efficient public infrastructure in every community. The federal government has supported over 43,000 infrastructure projects across Canada under the $33-billion Building Canada plan launched in 2007, the stimulus phase of the Economic Action Plan launched in Budget 2009, and subsequent investments.

Economic Action Plan 2013 delivers a new Building Canada plan to build roads, bridges, subways, commuter rail and other public infrastructure in cooperation with provinces, territories and municipalities. The new plan supports Canada’s infrastructure advantage, a key enabler of economic growth and job creation. New investments will focus on projects that promote productivity and economic growth such as highways and public transit, and are designed to capitalize on innovative approaches, such as public-private partnerships (P3s). Following the success of the 2007 Building Canada plan, Economic Action Plan 2013 includes:

•	Over $53 billion in investments, including over $47 billion in new funding over 10 years starting in 2014–15, for provincial, territorial and local infrastructure, including:

7

–

$32.2 billion through a Community Improvement Fund consisting of an indexed Gas Tax Fund and the incremental Goods and Services Tax Rebate for Municipalities to build roads, public transit, recreational facilities and other community infrastructure across Canada that will improve the quality of life of Canadians.

–	$14 billion for a new Building Canada Fund to support major economic projects that have a national, regional and local significance.

–

$1.25 billion for a renewed P3 Canada Fund to continue supporting innovative ways to build infrastructure projects faster and provide better value for Canadian taxpayers through public-private partnerships.

–	$6 billion in federal support to provinces, territories and municipalities under current infrastructure programs in 2014–15 and beyond.

In addition, over the next 10 years, the Government will make significant investments in First Nations infrastructure and in federal assets.

•	Approximately $7 billion over 10 years in First Nations infrastructure such as roads, bridges, energy systems and other First Nations infrastructure priorities.

•	Over $10 billion in investments in federal infrastructure assets, including bridges, fishing harbours, ports, military bases and departmental accommodations across the country.

Overall, the new Building Canada plan, combined with other federal infrastructure investments will result in $70 billion in federal infrastructure funding over 10 years, the largest federal investment in job-creating infrastructure in Canadian history.

Investing in World-Class Research and Innovation (Chapter 3.4)

Canada’s ongoing economic success will depend on our ability to create and sustain high-paying, value-added jobs. As the global economy becomes more competitive, Canada must continue to generate the highly skilled individuals and new ideas that will help our businesses innovate, secure new markets and create well-paying jobs. By supporting advanced research and technology, the Government is choosing to invest in the current and future prosperity of

8

Canadians. To ensure that Canada remains a global research and innovation leader, Economic Action Plan 2013:

•	Announces $225 million to support advanced research infrastructure and the Canada Foundation for Innovation’s long-term operations.

•

Provides $165 million in multi-year support for genomics research through Genome Canada, including new large-scale research competitions and participation by Canadian researchers in national and international partnership initiatives.

•

Advances the Government’s Venture Capital Action Plan, by providing $60 million over five years to expand the services of business incubators and accelerators, establishing new Entrepreneur Awards to recognize excellence in entrepreneurship, and supporting young entrepreneurs with new resources of $18 million over two years through the Canadian Youth Business Foundation.

•

Provides an additional $37 million annually to the granting councils in support of research partnerships with industry to create and deploy new technologies, products and services into the marketplace.

•	Provides $20 million over three years to help small and medium-sized enterprises access research and business development services.

•

Provides $325 million over eight years to Sustainable Development Technology Canada to support the development and demonstration of new clean technologies, which can save businesses money, create high-paying jobs and drive innovation.

Supporting Families and Communities (Chapter 3.5)

Canada’s Economic Action Plan recognizes that the health of the Canadian economy ultimately depends on providing opportunities for a high quality of life for all Canadians. To this end, the Government has made significant investments to support families and communities. To help sustain a higher quality of life for hard-working Canadian families, Economic Action Plan 2013 proposes to:

•	Promote adoption by enhancing the Adoption Expense Tax Credit to better recognize the costs of adopting a child.

•	Provide $76 million in annual tariff relief on baby clothing and sports and athletic equipment to help reduce the gap in retail prices that Canadian consumers pay compared to those in the U.S.

•	Further bolster Canada’s world-class, stable financial sector through the development of a comprehensive financial consumer code.

9

•	Invest $119 million per year over five years for the Homelessness Partnering Strategy using a Housing First approach.

•	Renew the Investment in Affordable Housing, with $253 million per year over five years, to work with provinces and territories to help Canadians in need find and keep affordable housing.

•	Provide $100 million over two years to support the construction of housing in Nunavut.

•	Increase the Endowment Incentive component of the Canada Cultural Investment Fund to a maximum benefit of $15 million over the life of the program.

•	Introduce a new, temporary First-Time Donor’s Super Credit for first-time claimants of the Charitable Donations Tax Credit to encourage all young Canadians to donate to charity.

•

Provide $20 million in 2013–14 for the Nature Conservancy of Canada to continue to conserve ecologically sensitive land. Each federal dollar will be matched by two dollars in funding from other sources.

•	Invest $54 million over two years to continue to ensure that specific claims are addressed promptly, providing resolution to First Nations claimants.

•	Invest $9 million over two years for the expansion of the First Nations Land Management Regime to create further opportunities for economic development on reserve.

•	Improve the safety and quality of life in Aboriginal communities by providing funding for supplementary policing services, the Aboriginal Justice Strategy and the Family Violence Prevention Program.

•	Enhance health services for First Nations and Inuit, including mental health services.

10

Returning to Balanced Budgets (Chapter 4)

In an uncertain global economic environment, the most important contribution the Government can make to bolster confidence and growth is to maintain a sound fiscal position. Responsible fiscal management ensures the sustainability of public services and low tax rates for future generations, while providing room to manoeuvre in the event of adverse developments outside our borders. The Government is committed to returning to balanced budgets by 2015–16 and will focus on what it can control in order to achieve this result. Specifically, the Government will continue to restrain the growth of direct program spending without cutting transfers to persons, including those for seniors, children and the unemployed, or transfers to other levels of government in support of health care and social services. As well, the Government will continue to enhance the integrity and fairness of the tax system and will not raise taxes.

Economic Action Plan 2013 follows up on the Economic Action Plan 2012 commitment to examine new ways to standardize, consolidate and transform the way the Government does business to improve services and achieve efficiencies. It announces a number of common sense improvements to government administration and service delivery, such as increasing the use of telepresence and other remote meeting solutions, expanding access to e-publications, streamlining and consolidating the Government’s web presence, and standardizing and consolidating government procurement of information technology devices.

11

Canadians depend on a professional, modern and high-performing public service. Since Budget 2010, the Government has taken steps to ensure that overall employee compensation is affordable and aligned with what is offered by other public and private sector employers. Economic Action Plan 2013 announces the Government’s intention to work with public sector bargaining agents to identify further steps toward this objective and to examine its human resources management practices and institutions in a number of areas.

To help keep taxes low and enhance the integrity of the tax system, Economic Action Plan 2013 proposes a number of measures to close tax loopholes, address aggressive tax planning, clarify tax rules, reduce international aggressive tax avoidance and tax evasion, and improve tax fairness.

As a result of these measures to ensure the sustainability of public finances, the deficit is projected to fall in each year of the forecast horizon, with the Government returning to a balanced budget in 2015–16 (Chart 1.2).

12

By 2017–18, both program expenses as a share of gross domestic product (GDP) and the net debt-to-GDP ratio will fall to pre-recession levels. The Government’s commitment to sound public finances will ensure that Canada will maintain by far the lowest net debt burden among G-7 countries.

Conclusion

Since 2006, the Government has designed and implemented policies aimed at driving the economy to its full potential for the benefit of all Canadians. Today, Canada is universally recognized for its resilience through the global recession and recovery, its low-tax environment, its highly educated and skilled labour force, its natural resource endowments, and a financial sector that is the envy of the world. But we cannot become complacent. In a fast-changing, competitive global economy, Canadians must continually aim higher to avoid falling behind.

Together, the initiatives in Economic Action Plan 2013 build on previous actions by the Government to reinforce the fundamental strengths of the Canadian economy. It sets a path to return to balanced budgets by 2015–16, which will strengthen Canada’s fiscal advantage and spur long-term jobs and growth. By staying the course, the Government of Canada will continue to promote economic growth, job creation and long-term prosperity for all Canadians.

13

Chapter 2

Economic Developments

and Prospects

Highlights

✓	The Canadian economy has experienced the best performance among the Group of Seven (G-7) countries over the recovery, with the strongest record of economic growth and job creation.

✓

Over 950,000 more Canadians are working now than at the end of the recession, the strongest job growth among G-7 countries over this period. This continues the strong performance that has resulted in close to 1.5 million net new jobs created since the beginning of 2006.

✓	Canada’s strong economic performance has in part been fuelled by business investment. Canada is the only G-7 country to have more than fully recovered business investment lost during the recession.

✓

However, global economic growth weakened in the second half of 2012. While the possibility of severe negative shocks has diminished somewhat, there are still some risks that continue to weigh on the global economy.

✓

Although the Canadian economy remained resilient in 2012, weak economic conditions throughout the world have led to decreased demand for Canadian products and affected Canada through lower exports and commodity prices.

✓

Further, overall export prices received by Canadian commodity producers are now slightly lower than at the time of the November 2012 Update of Economic and Fiscal Projections (Fall Update), reflecting a wider gap between prices received by Canadian crude oil exporters and global benchmarks.

✓

Indeed, lower prices for Canadian crude oil, as well as for natural gas, relative to global benchmarks are reducing gross domestic product (GDP) by about $28 billion per year, translating into over $4 billion annually in potential federal government revenues.

15

✓

The Department of Finance conducted a survey of private sector economists in early March 2013. On March 8, economists met with the Minister of Finance to discuss the economic forecast as well as the risks associated with the economic outlook.

✓	The private sector economists agreed that the average forecast from the March survey was a reasonable basis for fiscal planning.

✓

Private sector economists expect real GDP growth of 1.6 per cent in 2013, which is lower than at the time of the Fall Update. However, upward revisions to subsequent years leave the average outlook for real GDP growth over the 2013–2017 forecast period unchanged since the Fall Update.

✓	The economists expect lower inflation in 2013, reflecting recent softness in domestic prices.

✓

As a result, the outlook for the level of nominal GDP—the broadest single measure of the tax base—is almost $20 billion lower on average over the forecast period than anticipated at the time of the Fall Update.

✓	Consistent with the expectations of slower growth, the economists have revised down their outlook for interest rates over the forecast period, reducing the cost of servicing Canada’s debt.

✓

Private sector economists agreed that near-term downside risks to the outlook have moderated somewhat since the Fall Update, but they continue to see global economic uncertainty related to the euro area sovereign debt and banking crisis and ongoing concerns over U.S. fiscal policy as the key downside risks.

✓	To reflect the negative risks to the global economic outlook, the Government is adjusting downward the private sector forecast for nominal GDP.

Notes: This chapter incorporates data available up to and including March 13, 2013, unless otherwise indicated. All rates are reported at annual rates unless otherwise noted.

16

Introduction

Almost five years after the global recession, the global economic environment remains fragile. The euro area is once again in recession and considerable risk remains over the region’s ability to follow through with needed reforms. In addition, uncertainty regarding U.S. fiscal policy continues to weigh on growth prospects.

Nonetheless, the Canadian economy continues to expand, albeit at a modest pace, enjoying the best performance among G-7 countries over the recovery. Since the end of the global recession, over 950,000 new jobs have been created in Canada, and economic growth has been driven by a strong domestic economy, including robust business investment. As a result, Canada is the only G-7 country to have more than recovered the business investment lost during the recession.

However, Canada is not immune to external developments. Growth in the second half of 2012 was dampened by weaker growth in advanced economies, and the private sector forecast for real GDP continues to point to modest growth ahead.

Further, Canada continues to suffer from limited access to global markets, particularly for our energy exports. This has resulted in lower prices for Canadian exports of crude oil and natural gas than those prevailing outside North America, which is having a significant negative impact on economic activity and government revenues.

This chapter reviews major global and Canadian economic developments since the 2012 Fall Update, presents the March 2013 private sector economic forecast that forms the basis for the fiscal projections, and discusses the risks and uncertainties surrounding this economic forecast.

17

Global Economic Developments and Outlook

Policy actions have helped to diminish downside risks to the global economy, as euro area leaders have made some progress containing the sovereign debt and banking crisis, while U.S. authorities reached an agreement to avert more than half of the “fiscal cliff.” This has led to some improvement in financial markets. Nonetheless, the global economy remains fragile, with growth in advanced economies slower than expected at the time of the 2012 Fall Update, particularly in the last quarter of 2012.

The euro area is once again in recession, while the United Kingdom has seen economic activity contract in four of the last five quarters. Euro area real GDP contracted by 2.3 per cent in the fourth quarter of 2012, and revised data show that the euro area economy has now contracted for five consecutive quarters (Chart 2.1). Economic output is now 3.0 per cent below its peak reached prior to the 2008–2009 recession. Among the region’s 17 member countries, eight are currently in recession (including Italy, Spain, Greece and Portugal), while the largest economies—Germany and France—saw economic activity contract in the fourth quarter. Moreover, survey data on business activity suggest that euro area real GDP will contract again in the first quarter of 2013.

Private sector forecasters expect the euro area to return to weak positive growth by the second half of 2013, although they expect real GDP to contract modestly for the year as a whole. This outcome is based on the assumption that the sovereign debt and banking crisis continues to be contained.

18

Some further progress has been made on policy measures to contain the euro area sovereign debt and banking crisis, most importantly the announcement by the European Central Bank last September that it will purchase the sovereign debt of stressed euro area countries that commit to an adjustment program, as well as the successful renegotiation of the Greek bailout plan, an agreement to create a common bank supervisory framework, and the establishment of plans for significant fiscal and structural reform. European markets have reacted favourably, with notable gains in equity prices, as well as a fall in government bond yields for at-risk euro area countries (Chart 2.1). However, problems remain within the euro area, which could lead to a renewed flare-up of the region‘s crisis. These include a still-fragile banking system, particularly in Spain and Cyprus, which continues to impair lending to the private sector; slower-than-expected progress on achieving deeper and longer-term economic and fiscal integration, notably with respect to a banking union; and political uncertainty in Italy.

19

In the United States, the modest recovery has continued, with growth averaging slightly over 2 per cent per quarter since the second half of 2009. Although economic activity in the fourth quarter of 2012 remained virtually unchanged, rising by just 0.1 per cent, this reflected a reversal of temporary factors that boosted third-quarter growth (including a rise in inventories and a significant increase in government defence expenditures), as well as some modest negative impacts from Hurricane Sandy, which masked underlying healthy spending by U.S. consumers and businesses.

There are signs that some of the headwinds that have restrained U.S. growth over the recovery are beginning to abate. In particular, the housing market continues to recover, as house prices have risen for 11 consecutive months following almost two years of declines, while housing starts have increased sharply in recent months (Chart 2.2). As well, households have continued to make progress in repairing their balance sheets, as the debt-to-income ratio has fallen to its lowest level since the end of 2002, while net worth as a percentage of disposable income has continued to rise.

20

The U.S. Federal Reserve continues to provide substantial policy accommodation. At its December meeting, the Fed announced plans to purchase a further US$45 billion per month in Treasury securities (effectively replacing “Operation Twist” that recently ended), in addition to the ongoing purchases of US$40 billion per month of mortgage-backed securities. It also indicated that it does not expect to increase its policy rate at least as long as the unemployment rate remains above 6.5 per cent, provided projected inflation over the following two years is no more than 2.5 per cent and longer-term inflation expectations remain well anchored at 2 per cent. The March 2013 private sector survey shows that the Fed is not expected to begin raising rates until the first half of 2015.

In addition, on January 1, 2013, U.S. authorities reached an agreement to avert more than half of the “fiscal cliff”—a number of tax increases and spending reduction measures representing about 4 per cent of U.S. GDP, which were scheduled to come into force automatically at the beginning of 2013. The agreement implies a fiscal tightening of about 1.5 per cent of GDP in 2013, indicating that fiscal policy will continue to weigh on U.S. growth this year. The agreement was in line with what private sector economists had been expecting, and consequently forecasters continue to anticipate growth of about 2 per cent for 2013, broadly unchanged from their expectations in the 2012 Fall Update. As well, authorities reached agreement in late January 2013 to temporarily suspend the statutory U.S. federal debt limit.

21

Although these agreements have diminished risks regarding U.S. fiscal policy, significant uncertainty still remains. In the near term, automatic spending reductions (known as “sequestration”) representing about 0.4 per cent of GDP in 2013 formally took effect on March 1, after authorities failed to reach agreement to avert them.1 This will weigh on U.S. growth over the near term. However, an agreement may be reached in the coming weeks to delay or soften the sequestration. Another source of near-term uncertainty stems from the expiry on March 27 of spending authority for federal agencies, although there have been positive signs recently that an agreement would be reached to avoid a shutdown of non-essential government operations. As well, the federal debt limit will have to be raised again by mid-Summer, which could negatively impact the economy by weakening confidence and creating volatility in financial markets.

Beyond the near term, the fiscal risk in the U.S. relates to the need to develop a credible medium-term plan to reduce the federal debt burden. According to the Congressional Budget Office’s baseline projection, the U.S. federal debt ratio will remain relatively stable for the next decade, at more than double its pre-crisis level. However, in the absence of further actions, the debt ratio is expected to begin rising again thereafter, as age-related expenditures are expected to pick up and a projected rise in interest rates results in higher debt service costs. This could lead to a rise in uncertainty and a fall in confidence, inducing U.S. households and businesses to reduce spending and investment, with harmful effects on the U.S. and global economies.

[1]

According to the Congressional Budget Office (CBO), sequestration represents a reduction in budgetary resources of US$85 billion or 0.5 per cent of GDP in fiscal year 2012–13 (October 1, 2012 to September 30, 2013). However, the reduction in actual spending is expected to be about US$60 billion or 0.4 per cent of GDP in calendar year 2013. The difference reflects two factors. First, the cut in budgetary resources, according to the CBO, would overstate the actual impact on the economy this year, as not all of those resources would have been spent had sequestration not occurred (for example, some would have been used to finance longer-term projects). Second, the expected cuts to actual spending are put on a calendar-year basis, rather than a U.S. fiscal-year basis, so that their impact on growth in 2013 can be better determined.

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Looking ahead, U.S. growth is expected to remain modest in the first half of this year. However, growth is expected to pick up to an above-trend pace in the second half of the year. This acceleration should be driven by a continued recovery in the housing market, as excess supply has narrowed significantly, affordability is very good, and mortgage lending standards are expected to gradually ease. U.S. growth should also be helped by a pickup in consumer spending, reflecting progress in reducing household debt levels, rising house prices and an improving labour market. Overall, private sector forecasters expect U.S. real GDP growth of 1.9 per cent in 2013, rising to 2.9 per cent in 2014 (Chart 2.3).

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In emerging and developing economies, including the BRIC countries—Brazil, Russia, India and China—the pace of economic activity is expected to improve in 2013 from its relatively weak pace in 2012 (Chart 2.4). In China, economic growth strengthened over the course of 2012, due in part to the introduction of modest monetary and fiscal stimulus by the Chinese authorities last year. Growth in 2013 is expected to be slightly stronger than last year, reflecting a gradual improvement in external demand as the euro area economic situation stabilizes and U.S. growth picks up to an above-trend pace.

In India, policy reforms introduced last Fall have helped to restore investors’ confidence and avoid a ratings downgrade, while the central bank cut its policy rate by 25 basis points in late January in response to persistent weakness in aggregate demand and lower inflation. In Brazil, the central bank has gradually lowered its benchmark rate by a total of 525 basis points since mid-2011 in response to faltering growth, while the government has deployed targeted consumer tax rebates and investment and credit measures, all of which are expected to support economic activity in 2013. In Russia, economic activity is expected to remain moderate, although further structural reforms to diversify the economy and strengthen the investment climate will help improve growth prospects. However, in addition to external risks, there are downside risks to the outlook for the BRIC countries if domestic demand does not strengthen as expected.

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Overall, weakness in the euro area and only a modest pace of recovery in the U.S. are expected to continue to weigh on global growth in the first half of the year. For 2013, global growth is expected to be slightly weaker than expected at the time of the 2012 Fall Update, mainly reflecting the deeper and longer-than-expected downturn in the euro area. However, the pace of global growth is expected to pick up modestly in the second half of the year as the euro area returns to weak positive growth and U.S. growth strengthens. Overall, the IMF projects real global GDP growth to pick up from 3.2 per cent in 2012 to 3.5 per cent this year and to 4.1 per cent in 2014 (Chart 2.5).

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The slowdown in growth in advanced economies, particularly in the U.S., underscores the need for Canada to build on its recent success in diversifying its export markets. Since 2006, Canada’s exports of goods to the U.S. have decreased by 5.7 per cent. Canada’s goods exports have increased by 57 per cent to Asia, 31 per cent to Europe and 36 per cent to the rest of the world. As a result, the share of Canada’s total exports to the U.S. has declined since 2006, while those to Asia and Europe have risen (Chart 2.6). With growth in the U.S. expected to remain relatively modest going forward, it is clear that Canada will need to continue to increase its exports to other markets, such as Asia and Europe, to foster growth in coming years. Diversifying trade will help Canada access a broader range of new and growing markets.

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Financial Market Developments

Global financial market conditions have improved since the Summer of 2012, reflecting the important policy actions taken by policy makers in Europe and the United States (Chart 2.7). In particular, the September announcement by the European Central Bank of the “Outright Monetary Transactions” measures (its plan to purchase sovereign bonds of stressed euro area countries that commit to an adjustment program), coupled with the December agreement by euro area finance ministers to disburse funds to Greece, has resulted in a rebound in equities on European financial markets. Despite this recent increase, European equity market indexes remain over 30 per cent below their pre-recession levels, in large part reflecting the ongoing fundamental issues of weak growth and high public debt that are underpinning the euro area sovereign debt and banking crisis.

North American equity markets have also benefitted from easing global uncertainty associated with the euro area crisis, with both Canadian and U.S. equity indexes gaining ground since last Fall. U.S. equities were further boosted by the avoidance of more than half of the U.S. “fiscal cliff” in early January, leaving the S&P 500 index 6 per cent above its pre-recession level. Canadian equity price growth has been more muted, however, in part reflecting weakness in energy sector equity prices due to declines in Canadian crude oil prices since last Fall (see the following section on commodity price developments for further details).

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These positive policy steps have also been reflected in lower government bond yields for at-risk euro area countries. In particular, yields on Spanish government bonds have declined by over 280 basis points since the Summer of 2012, while those for Italy have declined by about 190 basis points. This has also been reflected in modestly higher government bond yields for Germany, the U.S. and Canada, partially offsetting the flight to quality which drove bond rates for these governments to historical lows in mid-2012.

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Commodity Prices

In conjunction with the improvement in global equity markets, global commodity prices have climbed by about 4 per cent since the time of the 2012 Fall Update (Chart 2.8). In particular, global crude oil prices have gained ground, as have prices for many base metals and minerals, reflecting solid demand from emerging economies and signs of reduced financial market instability related to euro area and U.S. fiscal concerns. In addition, ongoing signs of renewed strength in the U.S. housing market have supported lumber prices, which continue to rebound from record lows seen during the recession. Agriculture prices, which rose through much of 2012, in part reflecting U.S.-drought-driven grain price increases, have declined modestly since the Fall of 2012, albeit from relatively high levels. While natural gas prices have risen modestly since the time of the Fall Update, they remain very low relative to historical averages, reflecting significant increases in U.S. supplies of shale gas.

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However, Canada has not reaped the full benefits of recent global commodity price increases, as a result of a wider gap between prices received by Canadian crude oil exporters and global benchmarks, reflecting the fact that almost all of Canada’s crude oil exports are destined for the United States. Rising North American crude oil production, particularly from the Bakken shale formation in North Dakota and from the Canadian oil sands, combined with limited pipeline capacity around the main U.S. oil distribution hub of Cushing, Oklahoma, have pushed Canadian crude oil prices down relative to global benchmarks. Canadian prices have also faced significant volatility and additional downward pressure due to unplanned maintenance shutdowns of U.S. refineries and a temporary shutdown of a major Canada-U.S. pipeline. As a result, overall prices received by Canadian crude oil producers are now 6.5 per cent lower than at the time of the 2012 Fall Update, while the U.S. West Texas Intermediate (WTI) price is up 5.4 per cent (Chart 2.9).

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Looking forward, analysts expect the gap between Canadian prices and global benchmarks to gradually narrow towards historical norms, reflecting expectations of additional north-south pipeline capacity in the United States.2 This is also reflected in recent futures prices, which show a reduction of the Canada-U.S. price gap to close to its historical average by mid-2014.

Low prices for Canadian crude oil exports relative to global benchmarks over the past two years have had significant consequences for the Canadian economy. Chart 2.10 shows the evolution of Canadian export and import prices for crude oil since the fourth quarter of 2010. While both export and import crude oil prices rose over the period, import prices climbed by more. Had export prices kept pace with import prices over this period, the value of Canada’s crude oil exports (and hence nominal GDP) would have been approximately $8.4 billion higher, or 1.5 per cent, on average, over the 2011–2012 period.

[2]

However, a sizeable gap between Canadian and global prices will continue to persist, as an “average” barrel of Canadian crude oil is denser (i.e. of lower quality) than either the Brent or WTI benchmark crude, and as a result normally sells at a discount (10 to 12 per cent on average since 2002).

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Gaining access to global energy markets represents a significant opportunity for Canada going forward.

For crude oil, pipeline projects underway or planned will provide increased access to the U.S. Gulf Coast, where Canadian crude oil can compete directly with higher-priced imported (sea-borne) Brent crude (Chart 2.11). This is likely to boost Canadian prices while also dampening prices for Brent. For example, if WTI and Brent prices were to converge to the average of their two current prices (about US$100 per barrel) and Canadian crude oil prices were to return to historical norms relative to this benchmark, this would boost Canadian prices by approximately 12 per cent, translating into an increase in exports of approximately $8 billion per year, assuming no change in production from 2012 levels.

The comparable impact from natural gas is potentially even more significant, as sharp increases in natural gas production from shale formations in the United States, combined with limited export capacity from liquefied natural gas facilities, has pushed North American prices far below those prevailing in Europe. If Canadian natural gas exporters received even half the price prevailing in Europe, this would represent an increase of about $20 billion annually in exports, based on 2012 export volumes.

Together, the impact of this increase in exports could be very significant, translating into an increase of about $28 billion per year in Canada’s GDP, and over $4 billion annually in additional federal government revenues. Indeed, this estimate understates the true impact of better global distribution of Canadian energy products, as it does not account for increased economic activity resulting from increased investment and production that would follow higher Canadian prices.

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33

Canada’s Recent Economic Performance

Despite a challenging external environment, the Canadian economy has been resilient. Canada’s economic performance has been reflected in a solid job creation performance, with employment recording solid gains since late Summer of 2012 and the unemployment rate declining to 7.0 per cent, its lowest level in more than four years. Over 950,000 more Canadians are working today than at the time of the trough in employment in July 2009—an increase of 5.7 per cent. Canada has outperformed all other G-7 economies in job creation over this period (Chart 2.12).

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Canada has also posted the strongest labour market performance among all G-7 economies since the beginning of 2006. Over this period, the number of employed Canadians has risen by almost 1.5 million—a gain of 9.2 per cent (Chart 2.13).

35

Over 90 per cent of all jobs created over the recovery have been full-time positions with more than two-thirds in high-wage industries (Chart 2.14). Encouragingly, the private sector has been the main source of job creation since the end of the recession, an essential condition for a sustained recovery and expansion, generating more than three-quarters of all new jobs since July 2009.

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The employment situation in Canada contrasts sharply with that of the U.S., where employment remains significantly below pre-recession levels (Chart 2.15). As a result, the Canadian unemployment rate is more than half a percentage point below that of the United States. The U.S. unemployment rate has exceeded the Canadian rate since October 2008, a phenomenon not seen on a sustained basis since the mid-1970s. Furthermore, when Canadian unemployment is measured on the same basis as in the U.S., the unemployment rate gap between the two countries increases to over 1 1/2 percentage points,3 demonstrating the strength of the recovery in Canada.

The stronger performance of the Canadian labour market is also reflected in the long-term unemployment rate (the number of people unemployed for a period of at least 27 weeks as a share of the labour force). Canada’s long-term unemployment rate stood at 1.4 per cent in 2012, slightly below its historical average since 1976 and well below the U.S. level of 3.3 per cent, which remains more than twice as large as its average over the same period.

Moreover, the Canadian labour market has maintained a much higher labour force participation rate (the share of the population 15 and over in Canada, and 16 and over in the United States, either working or actively seeking work), which indicates that there are fewer discouraged workers in Canada, as more of the unemployed are seeking work and finding it. In contrast, the U.S. participation rate has declined sharply and now stands at its lowest level in more than three decades. As a result, the labour force participation rate gap between the two countries has widened to 3.2 percentage points as of February 2013, the largest on record. In the absence of such a marked decline in the U.S. labour force participation rate, the U.S. unemployment rate would have remained near its post-recession level of about 10 per cent.4

[3]

Conceptual differences raise the Canadian unemployment rate relative to the U.S. rate. In particular, Statistics Canada considers as unemployed those passively looking for work (e.g. reading want ads) as well as those who will begin work in the near future, while the U.S. Bureau of Labor Statistics does not include either group in its unemployment calculations. In addition, the Canadian methodology includes 15-year-olds (who have a higher-than-average unemployment rate), while the U.S. does not.

[4]

The U.S. unemployment rate would have remained at about 10 per cent if the labour force participation rate had declined by about the same as in Canada, assuming that the number of employed remained the same.

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38

While Canada’s labour market is functioning relatively well, the unemployment rate remains high, particularly in some regions. Moreover, large imbalances persist between the number of unemployed and vacant jobs across occupational groups. Reports of labour shortages have increased, particularly in the mining, oil and gas extraction, and construction sectors with skilled tradespeople, among others, being in short supply (Chart 2.16). These shortages are expected to rise in coming years as the economy further improves and the population ages.

This suggests that some Canadians remain unemployed because they do not have the right skills for the available jobs in high demand sectors. A key challenge is therefore to ensure that there is an adequate supply of skilled workers to meet the needs of Canadian employers. Greater skills development and participation in training, including through apprenticeships, will improve the process of matching people with jobs and jobs with people and help alleviate potential future skills shortages.

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The resilience of the domestic economy has driven the solid performance of the Canadian labour market. Economic growth in Canada over the recovery has been largely driven by sustained growth in private domestic demand—the sum of spending by Canadian households and businesses. Growth in real private domestic demand accelerated to 2.6 per cent in the fourth quarter of 2012. The sustained growth in real private domestic demand has been largely driven by robust business non-residential investment, which increased at an average annual rate of 9.9 per cent over the recovery. As a result, Canada is the only G-7 country to have more than fully recovered business investment lost during the recession (Chart 2.17).

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This strength in business investment over the recovery has reflected growth in investment in both structures (construction of plants and commercial buildings, for example) and machinery and equipment (M&E). Moreover, Canada’s strong investment performance has been broad-based, with most sectors posting stronger growth than their U.S. counterparts. Notably, business investment in Canada’s manufacturing sector has risen strongly, with almost all industries posting very strong growth in M&E investment. Indeed, investment in M&E by Canadian manufacturers grew by 11.1 per cent in 2010 and 24.8 per cent in 2011, greatly outpacing that in the United States over the recovery, after lagging in prior years (Chart 2.18).

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Further, Canadian businesses have made up the loss in investment in just three years, or less than half the time as in previous major recessions, despite a downturn in investment among the steepest of any recession since the early 1950s (Chart 2.19)—suggesting that Canadian firms are reacting to lower taxes and tariffs implemented by the Government, among other factors (see below). This, together with strong non-financial corporate balance sheets, suggests that Canadian businesses are in a good position to continue to invest and support economic growth in the future.

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The Government’s Low-Tax Plan Is Giving Businesses Strong Incentives to Invest in Canada

The Government has implemented a low-tax plan that supports business investment and innovation. This includes:

•     Reducing the federal general corporate income tax rate to 15 per cent in 2012 from 22.12 per cent in 2007.

•     Eliminating the federal capital tax in 2006, and providing provinces with a financial incentive to encourage them to eliminate their capital taxes. The last of the provincial general capital taxes was eliminated in 2012.

•     Eliminating all tariffs on imported machinery and equipment and manufacturing inputs to make Canada a tariff-free zone for industrial manufacturers.

•     Providing temporary accelerated capital cost allowance treatment for new investments in manufacturing or processing machinery and equipment since 2007.

A number of provinces have also taken important actions to enhance Canada’s tax competitiveness and contribute to a strong foundation for future growth. As a result of federal and provincial business tax changes, Canada’s overall tax rate on new business investment has been reduced to the lowest among G-7 countries and below the average of the member countries of the Organisation for Economic Co-operation and Development.

In addition to these policy changes, the strong value of the Canadian dollar has lowered the price of imported machinery and equipment, providing a further incentive for Canadian firms to invest.

Robust business investment suggests that businesses are reacting positively to Canada’s tax and tariff advantages.

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Canada’s domestic economy, however, has been dampened by slow export growth, reflecting the slow global recovery and the economic challenges faced by some of our largest trading partners. As shown in Chart 2.20, growth in private domestic demand remained positive through 2012, with quarterly growth rates averaging 2.4 per cent, while real exports declined by an average of 2.1 per cent per quarter over the same period. A decline in exports in the third quarter of 2012 in part reflected a decline in the volume of energy exports due to unplanned shutdowns of U.S. refineries, as discussed above, as well as extended maintenance shutdowns at Canadian offshore oil platforms that resulted in a decline in oil production.

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As a result, Canadian real GDP growth has been modest, averaging 1.3 per cent over the last five quarters compared to average growth of 2.5 per cent over the recovery as a whole (Chart 2.21). In particular, real GDP growth slowed markedly in the final two quarters of 2012 as Canadian real exports subtracted 0.9 percentage points, on average, from overall growth during this period.

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Recent slower real GDP growth has also been reflected in a deceleration in consumer price inflation. In January 2013, total Consumer Price Index (CPI) inflation was 0.5 per cent year-over-year, its slowest pace since the recession (Chart 2.22). While this in part reflected declines in energy prices, which can be volatile even on a year-over-year basis, the pace of core inflation also eased to 1 per cent, reflecting slower price increases for a broad range of goods and services. With household spending representing approximately half of total GDP, the moderation in CPI inflation is also dampening growth in economy-wide prices and therefore nominal GDP.

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Despite the challenging global environment, the Canadian economy has shown resilience: Canada posted the strongest growth in real GDP in the G-7 during the global recession and the recovery (Chart 2.23). This reflects Canada’s strong economic, fiscal and financial sector fundamentals.

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Canadian Economic Outlook—Private Sector Forecasts

The average of private sector economic forecasts has been used as the basis for fiscal planning since 1994 and introduces an element of independence into the Government’s fiscal forecast. This practice has been supported by international organizations such as the IMF.

The Department of Finance regularly surveys private sector economists on their views on the outlook for the Canadian economy. The economic forecast presented in this section is based on a survey conducted in March 2013, and includes the views of 13 private sector economists.

The March 2013 survey of private sector economists included

•	BMO Capital Markets,

•	Caisse de dépôt et placement du Québec,

•	CIBC World Markets,

•	The Conference Board of Canada,

•	Desjardins,

•	Deutsche Bank of Canada,

•	IHS Global Insight,

•	Laurentian Bank Securities,

•	National Bank Financial Group,

•	Royal Bank of Canada,

•	Scotiabank,

•	TD Bank Financial Group, and

•	the University of Toronto (Policy and Economic Analysis Program).

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The economists’ outlook for Canadian real GDP growth over the 2013–2017 forecast period is unchanged, on average, from their expectations at the time of the 2012 Fall Update. However, reflecting weaker economic momentum at the end of 2012, economists now expect growth of 1.6 per cent in 2013, revised down from 2.0 per cent in the Fall Update. Offsetting this, real growth is expected to be stronger over the 2015 to 2017 period, leaving the average rate of growth between 2013 and 2017 unchanged (Chart 2.24 and Table 2.1).

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Economists expect GDP inflation of 1.7 per cent in 2013, revised down from 2.0 per cent at the time of the Fall Update. The outlook for GDP inflation is slightly lower over the remainder of the forecast horizon.

Weaker-than-expected real GDP growth in the second half of 2012, along with expectations for modestly lower real GDP growth and GDP inflation in 2013, have reduced the projected level of nominal GDP for 2013 by about $17 billion compared to the Fall Update outlook. The downward revision to the expected level of nominal GDP rises to $21 billion by 2017 as a result of lower expected GDP inflation.

Private sector economists expect that the unemployment rate will be slightly lower in 2013, compared to the Fall Update outlook, but they still expect it to gradually fall to 6.4 per cent by 2017, unchanged from the Fall Update.

Economists expect total CPI inflation of just 1.3 per cent in 2013 but project it will return to the 2-per-cent midpoint of the Bank of Canada’s inflation target range thereafter, unchanged from the 2012 Fall Update.

Consistent with the weaker outlook for growth, the economists’ expectations for both short and long-term interest rates have been lowered relative to the Fall Update. The economists continue to expect the Canadian dollar to remain near parity with the U.S. dollar over the forecast horizon.

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Table 2.1

Average Private Sector Forecasts

per cent, unless otherwise indicated

							2013–
	2012[1]	2013	2014	2015	2016	2017	2017

Real GDP growth
March 2012 survey/Economic Action Plan 2012	2.1	2.4	2.4	2.4	2.2	–	–
October 2012 survey/2012 Fall Update	2.1	2.0	2.5	2.5	2.3	2.2	2.3
March 2013 survey/Economic Action Plan 2013	1.8	1.6	2.5	2.6	2.4	2.3	2.3
GDP inflation
March 2012 survey/Economic Action Plan 2012	2.4	2.0	2.1	2.0	2.0	–	–
October 2012 survey/2012 Fall Update	1.3	2.0	2.1	2.1	2.1	2.1	2.1
March 2013 survey/Economic Action Plan 2013	1.3	1.7	2.1	2.0	2.0	2.0	2.0
Nominal GDP growth
March 2012 survey/Economic Action Plan 2012	4.6	4.4	4.6	4.4	4.2	–	–
October 2012 survey/2012 Fall Update	3.4	4.0	4.7	4.7	4.4	4.3	4.4
March 2013 survey/Economic Action Plan 2013	3.1	3.3	4.7	4.7	4.4	4.3	4.3
Nominal GDP level (billions of dollars)
March 2012 survey/Economic Action Plan 2012[2]	1,844	1,925	2,013	2,102	2,190	–	–
October 2012 survey/2012 Fall Update	1,822	1,895	1,984	2,078	2,169	2,262	–
March 2013 survey/Economic Action Plan 2013	1,818	1,878	1,966	2,058	2,149	2,241	–
Difference between Economic Action Plan 2013 and 2012 Fall Update	-5	-17	-19	-20	-20	-21	–
3-month treasury bill rate
March 2012 survey/Economic Action Plan 2012	0.9	1.3	2.2	3.3	3.9	–	–
October 2012 survey/2012 Fall Update	1.0	1.2	1.8	2.6	3.4	3.9	2.6
March 2013 survey/Economic Action Plan 2013	1.0	1.0	1.3	2.2	3.3	3.8	2.3
10-year government bond rate
March 2012 survey/Economic Action Plan 2012	2.2	2.8	3.6	4.3	4.5	–	–
October 2012 survey/2012 Fall Update	1.9	2.2	2.9	3.5	4.2	4.7	3.5
March 2013 survey/Economic Action Plan 2013	1.9	2.1	2.8	3.5	4.1	4.6	3.4
Exchange rate (US cents/C$)
March 2012 survey/Economic Action Plan 2012	99.6	101.8	101.1	100.5	100.2	–	–
October 2012 survey/2012 Fall Update	100.2	101.1	100.1	100.5	99.5	98.1	99.9
March 2013 survey/Economic Action Plan 2013	100.1	98.9	100.7	100.9	99.3	98.8	99.7
Unemployment rate
March 2012 survey/Economic Action Plan 2012	7.5	7.2	6.9	6.7	6.6	–	–
October 2012 survey/2012 Fall Update	7.3	7.2	6.8	6.6	6.5	6.4	6.7
March 2013 survey/Economic Action Plan 2013	7.2	7.1	6.9	6.7	6.5	6.4	6.7
Consumer Price Index inflation
March 2012 survey/Economic Action Plan 2012	2.1	2.0	2.0	2.0	2.0	–	–
October 2012 survey/2012 Fall Update	1.7	2.0	2.0	2.0	2.0	2.0	2.0
March 2013 survey/Economic Action Plan 2013	1.5	1.3	2.0	2.0	2.0	2.0	1.8

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Table 2.1

Average Private Sector Forecasts

per cent, unless otherwise indicated

							2013–
	2012[1]	2013	2014	2015	2016	2017	2017
U.S. real GDP growth
March 2012 survey/Economic Action Plan 2012	2.3	2.4	2.8	2.9	2.8	–	–
October 2012 survey/2012 Fall Update	2.2	2.0	2.9	3.1	3.0	2.8	2.7
March 2013 survey/Economic Action Plan 2013	2.2	1.9	2.9	3.1	3.0	2.8	2.7
1	Values for 2012 for the March 2013 survey/Economic Action Plan 2013 are actual.
2	These values have been restated to reflect the historical revision to the Canadian System of National Accounts released on October 1, 2012 by Statistics Canada.
Sources:	Statistics Canada; Department of Finance March 2012, October 2012 and March 2013 surveys of private sector economists.

Risk Assessment

On March 8, 2013, the Minister of Finance met with the private sector economists to discuss the economic projections resulting from the March 2013 survey, as well as the risks surrounding the outlook. At that time, the economists agreed that the average forecast from the March survey was a reasonable basis for fiscal planning.

The economists continue to identify the euro area sovereign debt and banking crisis as a risk to the near-term outlook. Renewed political uncertainty in Italy has highlighted the further work that needs to be done in order to improve the situation, including implementing structural reform plans to support and rebalance growth within the euro area. In light of actions taken by authorities, the economists feel that the risk of a severe negative economic outcome in the euro area has been somewhat reduced. However, in the end, they believe it may take years for fiscal and structural adjustments to fully take place.

The economists noted that agreements reached by U.S. lawmakers to avoid more than half of the “fiscal cliff” and suspend the debt limit until later this year have reduced U.S. fiscal policy uncertainty in the near term. As well, there are positive signs recently that agreement will be reached to avoid a government shutdown on March 27. Nevertheless, there remains uncertainty regarding U.S. fiscal policy, first over the impact of sequestration on growth in the near term and more fundamentally beyond that, due to the need to develop a credible plan to reduce the federal debt burden in the medium and longer term.

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On the domestic front, the main risk to the outlook identified by the economists continues to be the exposure of Canadian households to elevated levels of debt. However, they noted that the recent proactive actions taken by the Government to tighten government-backed insured mortgage standards have started to take hold, and would help to prevent households from becoming overextended.

At the same time, the economists saw the potential for stronger-than-expected growth in the U.S., particularly given recent economic data, including ongoing improvements in the housing market and a strengthening labour market. More importantly, if U.S. policy makers are able to coordinate policy such that a government shutdown is avoided, the debt ceiling is again raised in a timely fashion, and agreement is reached on a medium-term plan to reduce government debt, this would remove the uncertainty surrounding U.S. fiscal policy and could result in stronger-than-expected U.S. growth.

Finally, world prices for the major commodities produced in Canada are key determinants of GDP inflation, and therefore nominal GDP. There are both upside and downside risks to the commodity price outlook, particularly in the short term. The private sector expectation for GDP inflation is consistent with only modest growth in commodity prices, averaging less than 2 per cent annually over the forecast horizon (Table 2.2).

Table 2.2

Commodity Prices Consistent With the March 2013

Private Sector Forecast for GDP Inflation

	Current
	Price[1]	2013	2014	2015	2016	2017
Prices consistent with the March 2013 survey
Commodity price index (2002 = 100)	220.6	230.8	234.5	236.2	237.6	238.5
Crude oil (West Texas Intermediate, US$/barrel)	91	92	94	96	97	97
Crude oil (Canadian effective price, US$/barrel)[2]	77	80	82	83	84	85
Natural gas (Henry Hub, US$/MMBtu)	3.6	3.5	3.6	3.7	3.7	3.8
[1]	Average of two weeks ending March 13, 2013.
[2]

Canadian crude prices are assumed to grow at the same pace as West Texas Intermediate crude prices over 2013 to 2017. Note that this is a simple assumption for illustration only and should not be interpreted as a projection.

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Overall, given the reduced level of risk in the euro area, the avoidance of more than half of the U.S. “fiscal cliff”, and the prospects of possible stronger-than-expected U.S. real GDP growth, the risks surrounding the private sector outlook have become more balanced than they have been for some time. Nonetheless, given the potential for a further flare-up in the euro area sovereign debt and banking crisis, as well as continued uncertainty over U.S. fiscal policy, risks to the outlook remain tilted to the downside.

Planning Assumptions

In light of these risks, for fiscal planning purposes, the Government has maintained the downward adjustment for risk to the private sector forecast for nominal GDP at $20 billion for 2013 through 2017 (Table 2.3). The Government will continue to evaluate economic developments and risks to determine whether or not it would be appropriate to maintain this adjustment for risk in the future. The fiscal outlook is presented in Chapter 4.

Table 2.3

Economic Action Plan 2013 Planning Assumption for Nominal GDP

billions of dollars

	2013	2014	2015	2016	2017
March 2013 survey of private sector economists	1,878	1,966	2,058	2,149	2,241
Economic Action Plan 2013 fiscal planning assumption	1,858	1,946	2,038	2,129	2,221
Adjustment for risk	-20	-20	-20	-20	-20
Addendum
Adjustment for risk in the 2012 Fall Update	-20	-20	-20	-20	-20

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Chapter 3

Supporting Jobs

and Growth

Introduction

While our economy continues to grow and create jobs, the global economy remains fragile, Canadian businesses face ever-increasing competition from emerging market countries and a growing mismatch exists between available jobs and those looking for work.

In this environment, the Government’s focus is on supporting job creation and growth.

Building on actions taken since 2006, Economic Action Plan 2013 introduces key initiatives to create jobs, promote growth and support long-term prosperity:

•	Connecting Canadians With Available Jobs by equipping them with the skills and training they require to obtain high-quality, well-paying jobs.

•

Helping Manufacturers and Businesses Succeed in the Global Economy by enhancing the conditions that foster the creation and growth of businesses, including measures that support a globally competitive manufacturing sector, build on Canada’s financial sector advantage, increase and diversify our exports, and develop our natural resources in a safe, responsible and secure way, to protect and create high-quality, value-added jobs.

•

A New Building Canada Plan that adds to the unprecedented investments in public infrastructure since 2006 and focuses on projects that create jobs and promote long-term economic growth and provide a high quality of life for Canadian families.

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•

Investing in World-Class Research and Innovation by promoting advanced, world-class research and business innovation, and fostering a vibrant entrepreneurial culture where new ideas are translated from laboratories into the marketplace.

•	Supporting Families and Communities by investing in safe and secure communities and expanding opportunities for all Canadians to enjoy a high quality of life.

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Table 3.0

Supporting Jobs and Growth

millions of dollars

	2012–13	2013–14	2014–15	Total

Connecting Canadians With Available Jobs
The Canada Job Grant/Labour Market Agreements			500	500
Creating Opportunities for Apprentices		0	1	2
Supporting Job Opportunities for All Canadians		117	176	293
Subtotal—Connecting Canadians With Available Jobs		117	677	795

Helping Manufacturers and Businesses Succeed in the Global Economy
Strengthening the Competitiveness of the Manufacturing Sector			382	382
Supporting Small Businesses	56	174	15	245
Growing Trade and Investment		1	1	3
Responsible Resource Development		185	-19	166
Keeping Taxes Low for Job-Creating Businesses		2	5	6
Subtotal—Helping Manufacturers and Businesses Succeed in the Global Economy	56	362	385	802

Federal Investments in Job Creating Infrastructure
The New Building Canada Fund			210	210
Investments in Federal Infrastructure		123	102	225
Subtotal—Federal Investments in Job Creating Infrastructure		123	312	435

Investing in World-Class Research and Innovation
Supporting Advanced Research		174	206	380
Pursuing a New Approach to Supporting Business Innovation		75	88	163
Enhancing Canada’s Venture Capital System		18	26	44
Subtotal—Investing in World-Class Research and Innovation		267	320	587

Supporting Families and Communities
Support for Families		82	82	164
Investing in Communities		133	476	609
Protecting Canada’s Natural Environment		32	9	41
Building Strong Aboriginal Communities		95	90	185
Subtotal—Supporting Families and Communities		342	657	999

Total—Supporting Jobs and Growth	56	1,210	2,352	3,618
Less funds existing in the fiscal framework		281	1,394	1,675
Less funds sourced from internal reallocations		6	27	33

Net fiscal cost	56	922	931	1,909

Note: Totals may not add due to rounding.

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Chapter 3.1

Connecting Canadians With Available Jobs

Highlights

The Canada Job Grant

✓	Creating the Canada Job Grant, which will directly connect skills training with employers and jobs for Canadians.

✓	Transforming the $500-million-per-year Labour Market Agreements in 2014–15 to introduce the Canada Job Grant.

✓	Renegotiating the $1.95-billion-per-year Labour Market Development Agreements with provinces and territories to reorient training toward labour market demand.

Creating Opportunities for Apprentices

✓	Reallocating $4 million over three years to work with provinces and territories to increase opportunities for apprentices.

✓

Introducing measures that will support the use of apprentices through federal construction and maintenance contracts, investments in affordable housing, and infrastructure projects receiving federal funding.

✓	Reducing barriers to apprenticeship accreditation, including examining the use of practical tests as a method of assessment for apprentices.

Supporting Job Opportunities for All Canadians

✓

Introducing a new generation of Labour Market Agreements for Persons with Disabilities by 2014 to better meet the employment needs of businesses and the employment prospects of persons with disabilities.

✓	Reforming and extending the Opportunities Fund with ongoing funding of $40 million per year starting in 2015–16 to provide more demand-driven training solutions for persons with disabilities.

✓

Extending on an ongoing basis at $15 million per year the Enabling Accessibility Fund, which supports capital costs of construction and renovations to improve physical accessibility for persons with disabilities, including workplace accommodation.

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✓	Reallocating $19 million over two years to promote education in fields where there is high demand from employers.

✓

Confirming support for Pathways to Education Canada, a not-for-profit organization dedicated to helping youth in low-income communities graduate from high school and successfully transition into post-secondary education.

✓	$70 million over three years to support 5,000 more paid internships for recent post-secondary graduates.

✓	Capital support for Yukon College’s Centre for Northern Innovation in Mining.

✓	Investing $241 million over five years to improve the on-reserve Income Assistance Program for First Nations.

✓

Confirming the Government’s commitment to consult with First Nations across Canada on the development of a First Nation Education Act and committing to share this draft legislation with First Nations communities for their input.

✓	$10 million over two years to Indspire for post-secondary scholarships and bursaries for First Nations and Inuit students.

✓	$5 million over five years to expand the activities of Cape Breton University’s Purdy Crawford Chair in Aboriginal Business Studies.

✓	$42 million over two years to meet growing demand under the Temporary Resident Program.

✓	$44 million over two years to support improved capacity and client service in the Citizenship Program.

✓	Implementing an International Education Strategy for Canada.

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Connecting Canadians With Available Jobs

Everywhere I go, businesses of all sizes tell me that their number one concern is finding the right people to do the job. — Perrin Beatty, President and CEO, Canadian Chamber of Commerce

Since 2006, the Government’s top priority has been the economy and job creation.

Since the depth of the recession in July 2009, Canada’s economy has created over 950,000 net new jobs—mostly private-sector and full-time, with over two-thirds in high wage industries. While Canada’s job creation record since 2006 has been the best among the advanced economies of the Group of Seven (G-7), there is an opportunity to do more.

Currently, there are thousands of jobs available across Canada that are going unfilled, which restricts Canada’s growth prospects. In fact, CIBC World Markets stated in a report in December 20121 that 30 per cent of businesses in Canada are facing a skilled labour shortage. In addition, the Canadian Federation of Independent Business stated in its Business Barometer report that 34 per cent of small and medium-sized businesses identified a “shortage of skilled labour” as a constraint on growth. Difficulty in hiring has increased over the recovery and is becoming a key issue for employers in some sectors and regions. In particular, persistent pockets of unfilled positions exist for skilled tradespeople and professionals such as electricians, carpenters, machinists, heavy equipment operators, engineers and architects, among others.

1 The Haves and Have Nots of Canada’s Labour Market, December 3, 2012.

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Employer Demand for Skilled Labour

The Construction Sector Council declared that between 2012 and 2020, the construction sector will need 319,000 new workers.

Engineers Canada projects that 95,000 professional engineers will retire by 2020 and Canada will face a skills shortage because the workforce cannot be replaced fast enough.

The Mining Industry Human Resources Council forecasts that more than 100,000 workers, mostly skilled new hires, will be needed for Canada’s mining sector to sustain even “modest growth” in the next decade.

The Environmental Careers Organization of Canada says that with 100,000 employees reaching retirement in the next decade, numerous opportunities are opening up for students and new graduates in the sector.

The Conference Board of Canada predicts that by 2020 the gap between the supply and demand of truck drivers will be 25,000 to 33,000.

The Canadian Association of Petroleum Producers notes that the sector will need 9,500 new employees by 2015 and between 50,000 and 130,000 by 2020.

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Employer Demand for Skilled Labour

The Information and Communications Technology (ICT) Council declares that by 2016 Canadian employers will need to hire some 106,000 ICT workers—over 17,000 per year—“posing a significant recruitment challenge.”

The Canadian Restaurant and Foodservices Association states that over 30 per cent of restaurants in Canada report that a shortage of skilled labour is having a negative effect on their business.

The Canadian Electricity Association reports that the sector will have to recruit over 45,000 new workers—almost 48 per cent of the current workforce—by 2016.

The Canadian Agricultural Human Resource Council reports that there is a 10 per cent deficit of farm workers.

The Canadian Supply Chain Sector Council forecasts that Canada faces a shortage of 357,000 workers in the supply chain sector—at least 50,000 job openings in supply chain in Alberta alone—between now and 2020.

In addition to these current labour market challenges, Canada’s demographics are changing. The country’s population is aging rapidly and becoming increasingly diverse. Aboriginal peoples, persons with disabilities and newcomers are important segments of the Canadian population that are underrepresented in the labour force.

To connect Canadians with jobs, the Government invests significant funding in education and training, which includes nearly $2.7 billion annually through Labour Market Agreements, Labour Market Development Agreements, and Labour Market Agreements for Persons with Disabilities. Over $10 billion annually is invested by the Government in support of post-secondary education, which includes providing students with financial assistance such as Canada Student Loans and Canada Student Grants. A number of targeted federal programs also exist to support the labour market participation of underrepresented groups.

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Investing in Skills Training for Canadians

The Government transfers $2.7 billion per year to support labour market programming through:

•     $1.95 billion annually to provinces and territories through Labour Market Development Agreements.

•     $500 million annually to provinces and territories through Labour Market Agreements, introduced in Budget 2007.

•     $218 million annually to provinces through Labour Market Agreements for Persons with Disabilities.

Over $10 billion annually is invested by the Government in support of post-secondary education, which includes providing students with financial assistance such as Canada Student Loans and Canada Student Grants.

Since 2006, the Government has increased support for skills training for:

•     Youth through the Youth Employment Strategy, in which the Government currently invests over $330 million per year. Most recently, Economic Action Plan 2012 provided $50 million over two years to enable the Strategy to help more young Canadians get the information and gain the skills, work experience and abilities they need to make a successful transition to the workplace.

•     Persons with disabilities through the Opportunities Fund, with investments of $30 million annually. Economic Action Plan 2012 invested an additional $30 million over three years in the Opportunities Fund to enable more Canadians with disabilities to obtain work experience with small and medium-sized businesses.

In 2010, the Government introduced the Aboriginal Skills and Employment Training Strategy and the Skills and Partnership Fund, with current investments of $400 million per year.

The Government has also taken actions to support the labour market participation of older Canadians who wish to remain in the workforce:

•     Budget 2011 provided $50 million over two years to extend the Targeted Initiative for Older Workers until 2013–14. This federal-provincial-territorial employment program continues to provide employment assistance and offers activities to improve the employability of unemployed workers aged 55 to 64.

•     Economic Action Plan 2012 provided $6 million over three years to extend and expand the ThirdQuarter project, an initiative that has helped approximately 1,200 experienced workers who are over 50 find a job that matches their skills, to key centres across the country.

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While significant funds are being spent and Canadians are getting trained, it is clear we can do better. There are still too many unemployed Canadians looking for work and too many businesses looking for workers. The skills training system must be better attuned to helping Canadians acquire the skills that will get them hired or will help them get better jobs. Economic Action Plan 2013 introduces new and innovative approaches to reform the skills training system.

As part of its plan for jobs, growth and long-term prosperity, the Government is moving forward with a three-point plan to address challenges in connecting Canadians with available jobs.

The three-point plan is as follows:

•

Creating the Canada Job Grant, which could provide $15,000 or more per person, including the federal contribution and matching by provinces/territories and employers, to ensure Canadians are getting the skills employers are seeking.

•	Creating opportunities for apprentices by making it more practical and easier to get the experience needed to make the leap to journeyperson status.

•	Providing support to underrepresented groups, including persons with disabilities, youth, Aboriginal peoples and newcomers, to help them find good jobs.

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The Canada Job Grant

Economic Action Plan 2013 announces that the Government will transform skills training in Canada through the introduction of the Canada Job Grant, as part of the renewal of the Labour Market Agreements in 2014–15. Upon full implementation of the Canada Job Grant, nearly 130,000 Canadians each year are expected to have access to the training they need to fill available jobs. The Government will also renegotiate the Labour Market Development Agreements to reorient training toward labour market demand.

In Budget 2007, the Government introduced the Labour Market Agreements with an investment of $3 billion over six years to assist Canadians who are low-skilled or not eligible for Employment Insurance (EI) benefits. The Agreements are set to expire in March 2014. An additional $1.95 billion is transferred from the EI Operating Account each year to provinces and territories under the Labour Market Development Agreements to provide training to EI-eligible individuals.

The Government will negotiate a transformation of the Labour Market Agreements with provinces and territories, to ensure that skills training funds are being used to help Canadians obtain the qualifications they need to get jobs in high-demand fields. Employers and employer groups will be consulted during these negotiations. The Government will also renegotiate Labour Market Development Agreements with provinces and territories, along similar lines.

Economic Action Plan 2013 announces the Government’s intention to renew the Labour Market Agreements with provinces and territories in 2014 with investments of $500 million per year. The Agreements will be reformed to directly connect skills training with employers and jobs for Canadians with the Canada Job Grant—the centrepiece of the new Agreements. The Grant will account for $300 million of total annual Labour Market Agreement funding from the federal government on full implementation in 2017–18.

The Grant, as delivered through Labour Market Agreements, will require matching from employers as well as provinces and territories. Businesses with a plan to train Canadians for an existing job or a better job will be eligible to apply for a Canada Job Grant. The Grant will provide access to a maximum $5,000 federal contribution per person towards training at eligible training institutions. This means the Grant could provide $15,000 or more per person, including provincial/territorial and employer contributions.

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Upon full implementation of the Grant under the Labour Market Agreements, nearly 130,000 Canadians each year are expected to be able to access the training they need to take gainful employment or improve their skills for in-demand jobs.

The Canada Job Grant

Under the new Labour Market Agreements, provinces and territories will deliver the Canada Job Grant directly to businesses and Canadians, in addition to other training they provide.

Who is eligible?

Businesses with a plan to train unemployed and underemployed Canadians for an existing job or a better job will be eligible to apply for a Canada Job Grant. Canadians seeking training can, in partnership with an employer, benefit from the Canada Job Grant.

How much funding is available?

The Canada Job Grant could provide $15,000 per person or more for training, which includes up to $5,000 in federal contributions. Federal contributions must be matched by both provinces/territories and employers.

Where can the Canada Job Grant be used?

The Grant will be for short-duration training, and will include eligible training institutions, including community colleges, career colleges and trade union training centres.

The detailed design of the Grant will be negotiated with provinces and territories over the next year, in consultation with stakeholder groups including employer associations, educational institutions and labour organizations.

The remaining funding of $200 million per year will continue to be transferred to provinces and territories to support delivery of critical employment services, such as counselling and job search assistance, and administration.

The Government will work in cooperation with its provincial and territorial partners to transform the way Canadians get training to help achieve our shared objectives of creating jobs and economic growth.

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Creating Opportunities for Apprentices

Canada faces a shortage of skilled tradespeople that is expected to grow in the future as the population ages. For example, over the next seven years, the construction sector alone is projecting a need for 319,000 new workers. The shortage of skilled tradespeople is limiting economic growth across the country.

Support for Apprentices

Since 2006, the Government has recognized the importance of apprentices to Canada’s economy and to this end has committed financial support to apprentices and the employers that hire them.

•   The Apprenticeship Incentive Grant, introduced in Budget 2006, is a taxable grant of $1,000 per year, up to a maximum of $2,000 per person, available to registered apprentices once they have successfully finished their first or second year/level (or equivalent) of an apprenticeship program.

•   The Apprenticeship Completion Grant, introduced in Budget 2009, is a taxable grant of a maximum of $2,000 available to registered apprentices who have successfully completed their apprenticeship training and obtained their journeyperson certification in a designated Red Seal trade.

•   The Tradesperson’s Tools Deduction, introduced in Budget 2006, allows tradespersons to deduct from their income part of the cost of tools they must acquire as a condition of employment. More than 25,000 tradespersons claimed the tools deduction in 2010.

•   The Apprenticeship Job Creation Tax Credit (AJCTC), introduced in Budget 2006, encourages employers to hire new apprentices in eligible trades by providing a tax credit of 10 per cent of the wages payable to eligible apprentices in the first two years of their apprenticeship program (up to a maximum credit of $2,000 per apprentice, per year). More than 10,000 businesses benefitted from the AJCTC in 2010.

•   The fees eligible for the Tuition Tax Credit were extended starting in 2011 to include occupational, trade and professional examinations required to obtain a professional status, or certification or licence in order to practise a profession or trade in Canada. It is estimated that more than 30,000 individuals are benefitting from this enhancement each year.

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Reducing Barriers to Accreditation of Apprentices

Economic Action Plan 2013 proposes to reallocate $4 million over three years to reduce barriers to accreditation of apprentices.

To further reduce barriers to accreditation in the skilled trades, the Government will reallocate $4 million over three years to work with provinces and territories to harmonize requirements for apprentices, as well as examine the use of practical tests as a method of assessment, in targeted skilled trades. This work will ensure more apprentices complete their training and encourage mobility.

Supporting the Use of Apprentices

Economic Action Plan 2013 proposes to support the use of apprentices through federal procurement, the Investment in Affordable Housing, and as part of the new Building Canada plan for infrastructure.

The Government recognizes the importance of hiring and training apprentices across the country. Economic Action Plan 2013 announces that the Government is changing its approach to procurement by introducing measures to support the use of apprentices in federal construction and maintenance contracts. In addition, the Government will ensure that funds transferred to provinces and territories through the Investment in Affordable Housing support the use of apprentices. As part of the new Building Canada plan for infrastructure, the Government will encourage provinces, territories and municipalities to support the use of apprentices in infrastructure projects receiving federal funding.

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Supporting Job Opportunities for All Canadians

Canada’s long-term prosperity depends on the labour market participation of all its citizens, particularly those currently underrepresented in the labour market. Economic Action Plan 2013 proposes supports for underrepresented groups, such as persons with disabilities, youth, Aboriginal peoples and newcomers.

Job Opportunities for Persons With Disabilities

The Government recognizes the contributions persons with disabilities can and do make to the economy, and that work inherently provides all individuals with a sense of dignity and independence. To inform the Government’s ongoing efforts in this regard, the Panel on Labour Market Opportunities for Persons with Disabilities was announced in Economic Action Plan 2012 to identify private sector successes and best practices with regard to the labour market participation of persons with disabilities.

The Panel consulted widely with Canadian firms of all sizes in a broad range of sectors across the country. In its report released in January 2013, entitled Rethinking DisAbility in the Private Sector, the Panel estimates that approximately 800,000 working-age Canadians whose disability does not prevent them from working are not doing so. It argues there is a good business case for hiring persons with disabilities and provides employers with tangible steps they can take in the hiring and employee support processes. In recognition of their work, the Government would like to thank the members of the Panel.

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Rethinking DisAbility in the Private Sector

We need to have people in our workforce who can do the job best, and we have found that sometimes that person just happens to have a disability.

— Rethinking DisAbility in the Private Sector

Released in January 2013, Rethinking DisAbility in the Private Sector, the report of the Panel on Labour Market Opportunities for Persons with Disabilities, offered key findings to guide and support the actions of employers seeking to accommodate persons with disabilities in their workplace. The Panel heard from many companies and found that:

•    Many companies have recognized that hiring and accommodating persons with disabilities is good for business.

•    Many companies are doing great things and showed genuine desire to hire persons with disabilities; however, education and training are required to overcome barriers, dispel myths and put theory into practice.

•   The keys to success are leadership and effective community partnerships with organizations that fully understand the talent needs of business. In order to increase employment of persons with disabilities, the tone and actions of leaders are also imperative.

Reforming Labour Market Agreements for Persons With Disabilities

Economic Action Plan 2013 announces the Government’s intention to negotiate a new generation of the Labour Market Agreements for Persons with Disabilities by 2014.

Many persons with disabilities continue to have challenges securing gainful employment. The Government is committed to working with provincial and territorial governments, employers and disability organizations to connect Canadians with available jobs.

To this end, Economic Action Plan 2013 announces that the Government will introduce a new generation of Labour Market Agreements for Persons with Disabilities by 2014 with an investment of $222 million per year. The reformed Agreements will be designed to better meet the employment needs of Canadian businesses and improve the employment prospects for persons with disabilities, in keeping with transformed Labour Market Agreements, and will put stronger accountability regimes in place.

Existing Agreements will be extended for one year, until March 2014, to allow for new Agreements to be renegotiated.

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Strengthening Federal Programming for Persons With Disabilities

Economic Action Plan 2013 proposes to maintain ongoing funding of $40 million per year starting in 2015–16 for the Opportunities Fund for Persons with Disabilities and provides additional funding for the Social Sciences and Humanities Research Council of Canada, some of which will support research related to the labour market participation of persons with disabilities.

Increasing the economic and social inclusion of persons with disabilities requires a joint effort on the part of governments, businesses, educational institutions, community agencies, and individuals and their families. To help more persons with disabilities gain the hands-on experience they need to fully participate in the labour market, Economic Action Plan 2013 proposes ongoing funding of $40 million per year starting in 2015–16 for the Opportunities Fund for Persons with Disabilities. The program will also be reformed to provide more demand-driven training solutions for persons with disabilities and make it more responsive to labour market needs. Employers and community organizations will be involved in project design and delivery.

Economic Action Plan 2013 also proposes additional funding of $7 million per year for the Social Sciences and Humanities Research Council of Canada, some of which will support research related to the labour market participation of persons with disabilities (see Chapter 3.4 under “Strengthening Research Partnerships Between Post-Secondary Institutions and Industry”).

Creation of the Canadian Employers Disability Forum

Economic Action Plan 2013 proposes a time-limited $2-million investment to support the creation of the Canadian Employers Disability Forum.

The Government recognizes the importance of engaging with employers who are committed to promoting the inclusion of persons with disabilities in the workplace. Economic Action Plan 2013 proposes to provide a temporary investment to support the creation of the Canadian Employers Disability Forum, as recommended by the Panel on Labour Market Opportunities for Persons with Disabilities.

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The Forum, an initiative led by a number of Canadian businesses including Loblaw Companies Limited, will be managed by employers, for employers, to facilitate education, training and sharing of resources and best practices concerning the hiring and retention of persons with disabilities. Under the leadership of the Forum, employers will help to promote and further the invaluable contributions that persons with disabilities can make to their business.

Extending the Enabling Accessibility Fund

Economic Action Plan 2013 proposes the extension of the Enabling Accessibility Fund on an ongoing basis at a level of $15 million per year.

The Government is committed to supporting full participation of persons with disabilities in their communities. Budget 2010 provided $45 million over three years to extend the Enabling Accessibility Fund and expand its eligibility to mid-sized projects, allowing communities to undertake larger retrofit projects to enhance accessibility of existing facilities or create new accessible facilities. The Fund has since supported hundreds of community-based projects across Canada. Economic Action Plan 2013 proposes to extend the Enabling Accessibility Fund on an ongoing basis, at a level of $15 million per year, to support capital costs of construction and renovations related to improving physical accessibility for persons with disabilities through projects with demonstrated community support, including workplace accommodation.

Supporting Community Participation Through the Enabling Accessibility Fund

Drayton Entertainment in Drayton, Ontario, received $50,000 to install an elevator to enable persons with disabilities (including employees) to access all public and private levels of the performing arts complex. Persons with disabilities may become full participants in arts and cultural activities, whether as audience members, working behind the scenes as staff members, or performing on stage as artists.

The Canadian Mental Health Association—Winnipeg Region received $50,000 to improve accessibility at its facility by widening doorways, building an accessible washroom, lowering sinks and counters, and installing accessible door handles, light switches and interior tactile signage.

The British Columbia Mobility Opportunities Society in Vancouver received $51,552 to construct an accessible trailer and install ramps at their facility while the Silver Harbour Seniors’ Activity Centre Society, also located in Vancouver, received $35,298 to make improvements to an elevator at their facility so that more people will have access to it.

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Job Opportunities for Youth

Providing young Canadians with access to the information and opportunities necessary to make informed training and employment choices and gain valuable skill sets will positively shape their future and contribute to Canada’s overall economic prosperity. Economic Action Plan 2013 proposes strategic investments in measures that target youth at different stages of their educational and early labour market careers.

Promoting Education in High-Demand Fields

Economic Action Plan 2013 announces that the Government will promote education in high-demand fields, including the skilled trades, science, technology, engineering and mathematics.

It is important for young Canadians to have access to information on a variety of careers in order to make informed choices about their education early in life. Good choices early on can help to ensure that young Canadians obtain the skills and experience necessary to find work quickly, avoid unnecessary debt and get a better start to their careers.

Economic Action Plan 2013 proposes to reallocate $19 million over two years to inform young people about fields of study that are relevant to existing and forecasted demand for labour in particular occupations. The Government will provide more information on the job prospects and benefits of working in various occupations, and will develop new outreach efforts to promote careers in such high-demand fields as science, technology, engineering, mathematics and the skilled trades.

Confirming Support for Pathways to Education Canada

Economic Action Plan 2013 confirms that the Government will extend its support to Pathways to Education Canada.

Young people without a high school education are the most likely to be unemployed. In addition, rates of high school completion are significantly lower in low-income families and communities. Early support for high school students has been shown to drastically increase post-secondary education prospects for young people and, ultimately, employment.

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Through Budget 2010, the Government invested in Pathways to Education Canada, a not-for-profit organization that provides a suite of supports for students in low-income communities, including tutoring and mentoring, in partnership with the private sector, other levels of government and community organizations. Economic Action Plan 2013 confirms that the Government will renew its support for Pathways to Education Canada. Details will be announced in the coming months.

Creating Pathways to Post-Secondary Education

Pathways to Education Canada is working with local partners in 12 sites across Canada to support nearly 4,000 youth in pursuing the completion of their secondary studies. The program focuses on communities with high unemployment rates and low levels of educational attainment and involves more than 1,000 volunteers providing support to participating students.

Since 2001, more than 1,000 students have graduated from the program—with 73 per cent pursuing further studies. High school dropout rates in Regent Park in Toronto, the longest-running site, have fallen by more than 70 per cent.

Supporting More Internships for Recent Post-Secondary Graduates

Economic Action Plan 2013 proposes to support 5,000 more paid internships for recent post-secondary graduates.

Although Canada boasts high levels of post-secondary achievement, the transition to a first job can be challenging. Young graduates tend to experience more frequent periods of unemployment than adults and underemployment remains a significant issue for many graduates.

To ease this transition, the Career Focus program supports paid internships for recent post-secondary graduates, ensuring they get valuable hands-on work experience. Economic Action Plan 2012 provided funding for an expected 3,000 additional paid internships in high-demand fields. Economic Action Plan 2013 proposes an additional investment of $70 million over three years to support an additional 5,000 paid internships.

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Helping Young Canadians Gain Employment Experience Through Career Focus

Between 2009 and 2012, over 200 paid internships were provided through the Environmental Careers Organization of Canada to unemployed or underemployed recent post-secondary graduates. More than 180 participants have either found full-time employment at the end of the internship or have returned to school.

Between 2009 and 2012, BioTalent Canada provided practical work experience to over 90 post-secondary graduates and allowed them to gain the necessary biotechnology competencies (business and science) through internships in order to secure permanent employment and contribute to industry competitiveness as a whole. This project benefitted the industry by increasing the number of individuals in the biotechnology workforce and will benefit individual companies by giving them the opportunity to increase their number of employees.

Supporting Yukon College’s Centre for Northern Innovation in Mining

Economic Action Plan 2013 proposes capital support for Yukon College’s Centre for Northern Innovation in Mining.

Between July 2009 and February 2013, Yukon’s employment has increased by about 7 per cent. The rapid pace of development in the mining industry has been a key driver of growth in this region. Yukon has three operating mines and seven additional projects are in the exploration or pre-development phases.

The Government is committed to improving the quality of life of Northerners. To help Northerners benefit from local employment opportunities and rapid economic growth, Economic Action Plan 2013 proposes to provide capital support, subject to matching funding from the Yukon government and the private sector, to support Yukon College’s Centre for Northern Innovation in Mining. By allowing for the construction of additional trades and technical facilities at the College’s Ayamdigut Campus in Whitehorse, this initiative will expand Yukon College’s programming linked to mining employment opportunities. Details will be announced in the coming months.

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Job Opportunities for Aboriginal Peoples

Canada’s young Aboriginal population has tremendous potential for long-term success and economic prosperity but remains underrepresented in both the labour market and in post-secondary institutions. Since 2006, the Government has made innovative investments to address these challenges, including efforts to strengthen on-reserve elementary and secondary education and skills training programming for Aboriginal people.

Building on these actions, the investments in Economic Action Plan 2013 will help Aboriginal peoples participate more fully in Canada’s economy and more fully share in its growth. These practical measures help ensure Aboriginal youth reach their potential.

Private Sector Participation in Aboriginal Training

With growing opportunities for resource development, particularly in more remote areas of the country, businesses seeking to develop these projects are increasingly providing training, including trade programs and pre-employment training for local Aboriginal communities, as well as making other efforts to ensure that these same communities are able to benefit from economic development opportunities. For example:

•   The Diavik diamond mine in the Northwest Territories is providing various Aboriginal groups with training in the trades during mine construction.

•   The Vale Inco mine and concentrator project in Labrador has provided training geared to employment for Aboriginal groups.

•   De Beers mine sites in Snap Lake, Northwest Territories, and the Victor Mine in Ontario offer a variety of classes including computer training and mathematics to local Aboriginal groups.

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Private Sector Participation in Aboriginal Training

The Government of Canada is also working to facilitate training through employment partnerships between business and Aboriginal organizations. The Skills and Partnership Fund provides project-specific funding to Aboriginal organizations to improve labour market outcomes for Aboriginal people. Projects must demonstrate that they respond to labour market demands, develop partnerships and leverage contributions from the private sector. Recent federal investments include:

•   $5 million in the Nunavik Mining Sustainable Employment and Training Strategy in northern Quebec, which should result in over 300 jobs. Industry is contributing nearly $30 million to this project. Provincial and local governments are contributing nearly $14 million.

•   $8 million in the Northern Career Quest Mining Project in Saskatchewan to provide training and work experience, which should secure employment for over 600 Aboriginal people. The private sector, the provincial government and educational institutions are providing about $8 million in funding.

•   $6 million in the Mining the Future Project to provide training and work experience in the mining sector to Aboriginal people in the Northwest Territories and the Kitikmeot Region of Nunavut. Private industry is contributing $5 million to this project.

Investing in Training for On-Reserve Income Assistance Recipients

Economic Action Plan 2013 proposes $241 million over five years to improve the on-reserve Income Assistance Program to help ensure First Nations youth can access the skills and training they need to secure employment.

Equipping First Nations to fully participate in the economy is a priority for the Government and First Nations. Economic Action Plan 2012 committed to work with First Nations to encourage those who can work to access training. It also committed to better align the on-reserve Income Assistance Program with provincial systems through improved compliance with program requirements.

Aboriginal youth represent the fastest-growing demographic in Canada, and the country is experiencing skills and labour shortages in a range of industries. Given the proximity of many First Nations communities to large economic projects, there is a tremendous opportunity to address some of Canada’s growing labour needs, while also improving the economic opportunities for the next generation of Aboriginal youth and their communities.

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Economic Action Plan 2013 confirms that the Government will work with First Nations to improve the on-reserve Income Assistance Program to ensure that young recipients who can work have the incentives to participate in the training necessary for them to gain employment. The new First Nations Job Fund, totalling $109 million over five years, will fund the provision of personalized job training to these recipients, and their Income Assistance benefits will depend on participation in training as per current practice in their province of residence. In addition, $132 million over five years will be provided to First Nations communities to create the service delivery infrastructure necessary, including counselling support, to effectively support and ensure compliance among on-reserve Income Assistance recipients. Funding will be accessible only to those reserve communities that choose to implement mandatory participation in training for young Income Assistance recipients.

Introducing a First Nation Education Act

Economic Action Plan 2013 confirms the Government’s commitment to consult with First Nations across Canada on the development of a First Nation Education Act and is committing to sharing this draft legislation with First Nations communities for their input.

Improving graduation rates for First Nations students is an objective the Government shares with First Nations parents, educators and leaders. In 2011, the Government and the Assembly of First Nations launched a National Panel, which made a number of recommendations for reforming First Nations education in its February 2012 report.

In Economic Action Plan 2012 the Government committed to working with First Nations to have in place by September 2014 a First Nation Education Act. This legislation would establish the structures and standards necessary to ensure stronger, more accountable education systems on reserve. The Government also committed to exploring mechanisms to ensure stable, predictable and sustainable funding for First Nations elementary and secondary education.

The Government will continue to consult with First Nations across Canada on the development of legislation and is committing to sharing draft legislation with First Nations communities for their input.

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Supporting Post-Secondary Education for First Nations and Inuit Students

Economic Action Plan 2013 proposes $10 million over two years to Indspire to provide post-secondary scholarships and bursaries for First Nations and Inuit students.

A post-secondary education is often the key to getting a good job. The Government invests more than $300 million annually to support post-secondary education for First Nations and Inuit students through the Post-Secondary Student Support Program, yet First Nations and Inuit youth are much less likely to participate in post-secondary studies. Economic Action Plan 2013 proposes $10 million over two years to Indspire (formerly the National Aboriginal Achievement Foundation) for post-secondary education support for First Nations and Inuit students.

Indspire, led by Roberta Jamieson, has a proven record of success, providing scholarships to over 2,200 Aboriginal students annually and raising significant support from a range of corporate donors to help support student success. With this new investment, Indspire will be able to provide scholarships to thousands more First Nations and Inuit youth, helping them reach their potential and strengthen Aboriginal communities across the country.

Promoting Business Studies Among Aboriginal Students

Economic Action Plan 2013 proposes $5 million over five years for Cape Breton University’s Purdy Crawford Chair in Aboriginal Business Studies to encourage business studies by Aboriginal students.

Many Aboriginal peoples may not start a business career because they do not have access to business-sector role models to help them along the way. To ensure that young Aboriginal peoples have these opportunities, Economic Action Plan 2013 proposes $5 million over five years to expand the activities of Cape Breton University’s Purdy Crawford Chair in Aboriginal Business Studies. This initiative will help build a brighter future for Aboriginal youth and help to promote independence and economic self-reliance for Aboriginal communities. The investments will be contingent on the Purdy Crawford Chair securing matching funding from the private sector.

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Investments in Education and Skills Training for Aboriginal Peoples

Economic Action Plan 2013 proposes a number of investments in education and skills training for Aboriginal peoples:

•   $241 million over five years to improve the on-reserve Income Assistance Program with First Nations, to ensure that young recipients have the incentives to participate in the training necessary for them to gain employment.

•   $10 million over two years to Indspire, an organization that promotes Aboriginal education and achievement, to provide support for First Nations and Inuit students pursuing post-secondary studies.

•   $5 million over five years to expand the activities of Cape Breton University’s Purdy Crawford Chair in Aboriginal Business Studies to the national level.

In addition, the Government is confirming support for Pathways to Education Canada. This will allow for the continued support of Pathways sites, including one in Winnipeg where more than 60 per cent of students self-identified as First Nations youth.

Economic Action Plan 2013 also confirms the Government’s commitment to consult with First Nations across Canada on the development of legislation and is committing to sharing draft legislation with First Nations communities for their input.

These investments build on results achieved in Aboriginal education and skills training since 2006. For example:

•   $70 million over two years to support tripartite education agreements with willing First Nations and provinces, announced in Budget 2008.

•   $200 million over two years for school infrastructure on reserve, announced in Budget 2009, which helped to build or renovate 12 schools, part of the over 30 new schools and over 200 renovations on reserve since 2006.

•   $665 million to support Aboriginal skills development and training, including $200 million over three years announced in Budget 2009 that provided nearly 20,000 Aboriginal peoples with skills development and training, and $210 million over five years for the Skills and Partnership Fund announced in 2010.

•   $275 million over three years to support First Nations education programming and to build and renovate schools on reserve, announced in Economic Action Plan 2012.

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Job Opportunities for Newcomers

The Government has made significant progress implementing long overdue reforms to Canada’s immigration system with a focus on attracting talented newcomers with the skills and experience that our economy requires. For example, in January 2013 the Government opened a new skilled trades immigration stream. The Government also made improvements to the Canadian Experience Class, which was created in 2008, providing international student graduates and skilled temporary foreign workers with a pathway to permanent residency.

The Government will continue to implement reforms to Canada’s immigration system to make it faster, more flexible and focused on Canada’s labour market needs. In the coming year, the Government will re-open the Federal Skilled Worker Program with an updated points system that gives more weight to factors that are directly related to economic success—such as language proficiency and youth. In addition, the Government will launch the new Start-Up Visa, which is the first of its kind in the world. The new Start-Up Visa will attract innovative immigrant entrepreneurs to launch their companies in Canada to help create new jobs and spur economic growth.

Through these reforms, the Government is strengthening Canada’s immigration system, moving to a proactive system that helps to foster economic growth and ensure long-term prosperity for all Canadians.

Economic Action Plan 2013 announces the Government’s intention to further enhance Canada’s immigration system with a focus on fuelling economic growth and job creation. Economic Action Plan 2013 confirms the Government’s intention to create a new and innovative “Expression of Interest” immigration management system. It will allow for Canadian employers, provinces and territories to select skilled immigrants from a pool of applicants that best meet Canada’s economic needs.

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Investing in Canada’s Immigration System

Since 2006, the Government has made significant investments in Canada’s immigration system:

•  Budgets 2006 and 2007 together invested over $1.5 billion over five years to: enhance settlement and integration programs for newcomers such as language instruction and employment-related support; improve processing times under the Temporary Foreign Worker Program to better respond to regional skills and labour shortages; create the Canadian Experience Class to create a new avenue to permanent residence; and establish a Foreign Credentials Referral Office to help prospective immigrants identify and connect with the appropriate Canadian assessment bodies.

•  An additional $109 million over five years was provided through Budget 2008 for a new Action Plan for Faster Immigration, which was introduced to improve the responsiveness of the immigration system, decrease processing times, and better align it with the needs of the labour market, primarily through changes to the Federal Skilled Worker Program.

•  To support the work of governments in the development of a pan-Canadian framework for foreign credential assessment and recognition and ensure that immigrants are better integrated into the Canadian labour force, Budget 2009 provided $50 million over two years. The Pan-Canadian Framework for the Assessment and Recognition of Foreign Qualifications was announced in November 2009.

•  Budget 2011 announced that the Government would test ways to help foreign-trained workers to cover the costs of tuition and other training costs related to the foreign credential recognition process. The Foreign Credential Recognition Loans Pilot was officially launched in February 2012.

•  Economic Action Plan 2012 announced that the Government would build an economy-focused immigration system designed to meet Canada’s labour market needs, including: better aligning the Temporary Foreign Worker Program with labour market demands; highlighting progress on foreign credential recognition; exploring the development of a pool of skilled workers ready to begin employment in Canada; and improving the efficiency of the Federal Skilled Worker Program by returning applications and refunding up to $130 million in fees to a large portion of federal skilled worker applicants awaiting an immigration decision.

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Pan-Canadian Framework for the Assessment and Recognition of Foreign Qualifications

Economic Action Plan 2013 announces the Government’s commitment to improving foreign credential recognition for additional target occupations under the Pan-Canadian Framework for the Assessment and Recognition of Foreign Qualifications.

The Government recognizes that quick and seamless access to jobs in Canada is essential for the integration of newcomers. Significant progress has been achieved in helping newcomers access the Canadian job market quickly. Introduced in 2009, the Pan-Canadian Framework for the Assessment and Recognition of Foreign Qualifications allows for a simple and consistent system of foreign credential assessment and recognition. Under the framework, foreign-trained workers in 14 occupations are quickly notified if their credentials are recognized in Canada and, if not, what education is required to become accredited.

Building on this progress, over the next two years, the Government will work with provinces and territories and stakeholders to support improvements to foreign credential recognition processes and address the demand for skilled workers in Canada in additional occupations.

The Government is taking action to quickly integrate internationally trained individuals in jobs commensurate with their skills and knowledge. Continued leadership in this area also supports employers by supplying them with qualified workers in occupations facing labour shortages.

Reforming the Temporary Foreign Worker Program

The Government will take action to reform Canada’s Temporary Foreign Worker Program to ensure that Canadians are given the first chance at available jobs.

The Government is focused on connecting Canadians with available jobs and ensuring that Canada’s domestic labour force is prioritized for job opportunities. Canada continues to experience major labour and skill shortages in many regions, and Canadians who are seeking jobs should always be first in line for these opportunities.

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In order to help unemployed Canadians get back to work and ensure that Canadians are given the first chance at available jobs, the Government is taking action to reform Canada’s Temporary Foreign Worker Program. With details to be announced in the coming months, the Government will:

•	Work with employers to ensure that temporary foreign workers are relied upon only when Canadians genuinely cannot fill those jobs.

•

Increase the recruitment efforts that employers must make to hire Canadians before they will be eligible to apply for temporary foreign workers, including increasing the length and reach of advertising.

•

Assist employers who legitimately rely on temporary foreign workers, due to a lack of qualified Canadian applicants, find ways to ensure that they have a plan to transition to a Canadian workforce over time.

•	Amend the Immigration and Refugee Protection Regulations to restrict the identification of non-official languages as job requirements when hiring through the Temporary Foreign Worker process.

The Government will also propose to introduce user fees for employers applying for temporary foreign workers through the labour market opinion process so that these costs are no longer absorbed by taxpayers.

Business Immigration Program

Economic Action Plan 2013 announces the Government’s intention to test new approaches to attracting immigrant investors to Canada.

In Economic Action Plan 2012, the Government committed to attracting investment for Canadian companies as well as successful entrepreneurs through the Business Immigration Program. The Government is fulfilling this commitment through the recent announcement of a new Start-Up Visa pilot program for immigrant entrepreneurs that will begin on April 1, 2013. In addition, the Government undertook stakeholder and public consultations on improving the Immigrant Investor Program. As a next step, the Government will look at creating an Immigrant Investor pilot program to test a new approach to attracting immigrant investors.

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Temporary Resident Program

Economic Action Plan 2013 proposes $42 million over two years to meet growing demand under the Temporary Resident Program.

Each year, Canada typically welcomes over 1 million tourists, temporary foreign workers and foreign students. These individuals play an important role in fostering Canadian economic development through tourism, trade, commerce, and educational and research activities. Canadian businesses, universities and the tourism industry are actively engaged in attracting employees, students and visitors to Canada—efforts that have resulted in a growing number of applications under Canada’s Temporary Resident Program. To meet growing demand, Economic Action Plan 2013 proposes funding of $42 million over two years, beginning in 2013–14, to support enhanced processing capacity within the Temporary Resident Program. Economic Action Plan 2013 proposes to enable the Minister of Citizenship, Immigration and Multiculturalism to set fees in a timely and efficient manner.

Citizenship Program

Economic Action Plan 2013 proposes $44 million over two years to support improved capacity and client service in the Citizenship Program.

For many newcomers, becoming a Canadian citizen is a significant step, creating a stronger bond to the economic and social fabric of Canada. To help ensure more timely access to the benefits that citizenship confers, Economic Action Plan 2013 proposes funding of $44 million over two years, beginning in 2013–14, for the Citizenship Program to improve the processing of applications. Economic Action Plan 2013 proposes to enable the Minister of Citizenship, Immigration and Multiculturalism to set fees in a timely and efficient manner.

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International Education Strategy

Economic Action Plan 2013 proposes $23 million over two years for Canada’s International Education Strategy to strengthen Canada’s position as a country of choice to study and conduct world-class research.

The Government recognizes that international education is a key driver of Canada’s economy and future prosperity. A study commissioned by the Department of Foreign Affairs and International Trade noted that in 2010, international students in Canada spent in excess of $7.7 billion on tuition, accommodation and discretionary spending. International students and researchers bring needed skills and experience to the Canadian workforce, and can drive innovation and economic growth. A world-class international education sector, with appropriate pathways for students and researchers to transition to permanent residency, is essential to attracting top-level talent.

Budget 2011 announced the creation of an Advisory Panel on Canada’s International Education Strategy, and Dr. Amit Chakma, President and Vice-Chancellor of the University of Western Ontario, was later named as its chair. The Panel conducted extensive consultations and presented its report to the Government on August 14, 2012.

In response, Economic Action Plan 2013 announces Canada’s International Education Strategy, which includes several elements to strengthen Canada’s position as a country of choice to study and conduct world-class research. Key elements of the strategy will:

•

Provide $10 million over two years for international marketing activities, including targeted market plans for priority markets, better promotion of a cohesive Canadian education brand, and a sophisticated web marketing strategy. The Department of Foreign Affairs and International Trade will work with key post-secondary stakeholders and their member institutions to coordinate these activities.

•

Provide $13 million over two years to the Mitacs Globalink Program to attract highly promising students from around the world to Canadian universities and to allow Canadian students to take advantage of training opportunities abroad.

•

As described above, Economic Action Plan 2013 proposes to invest $42 million over two years to support enhanced processing capacity within the Temporary Resident Program to meet growing demand, which will help ensure timely and efficient processing.

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As well, the Government recently announced measures to maintain the integrity of the international student program by ensuring students are registered in properly designated educational institutions. It also recently announced measures to add flexibility for qualified international students to transition to permanent residency status. These changes will ensure that Canada’s education system retains and builds on its global reputation for excellence. The changes will also allow successful graduates to integrate into and enhance our skilled workforce, and thereby continue their contribution to Canadian innovation and economic development.

Further details of the plan will be provided in the coming months, and the Government will continue to review and respond to the Panel’s other recommendations as its fiscal position improves.

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Table 3.1.1

Connecting Canadians With Available Jobs

millions of dollars

	2013–14	2014–15	Total

The Canada Job Grant
The Canada Job Grant/Labour Market Agreements		500	500
Subtotal—The Canada Job Grant		500	500

Creating Opportunities for Apprentices
Reducing Barriers to Accreditation of Apprentices	0	1	2
Subtotal—Creating Opportunities for All Apprentices	0	1	2

Supporting Job Opportunities for All Canadians
Job Opportunities for Persons With Disabilities
Creation of the Canadian Employers Disability Forum	1	1	1
Extending the Enabling Accessibility Fund	15	15	30
Job Opportunities for Youth
Promoting Education in High-Demand Fields	5	15	19
Supporting More Internships for Recent Post-Secondary Graduates	10	30	40
Job Opportunities for Aboriginal Peoples
Investing in Training for On-Reserve Income Assistance Recipients	32	51	83
Supporting Post-Secondary Education for First Nations and Inuit Students	5	5	10
Promoting Business Studies Among Aboriginal Students	1	1	2
Job Opportunities for Newcomers
Temporary Resident Program	17	25	42
Citizenship Program	20	23	44
International Education Strategy	11	12	23
Subtotal—Supporting Job Opportunities for All Canadians	117	176	293

Total—Connecting Canadians With Available Jobs	117	677	795
Less funds existing in the fiscal framework	52	591	643
Less funds sourced from internal reallocations	5	16	21

Net fiscal cost	60	71	131

Note: Totals may not add due to rounding

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Chapter 3.2

Helping Manufacturers and Businesses Succeed in the Global Economy

Highlights

Strengthening the Competitiveness of the Manufacturing Sector

✓

$1.4 billion in tax relief for Canada’s manufacturing and processing sector over the 2014–15 to 2017–18 period through a two-year extension of the temporary accelerated capital cost allowance for new investment in machinery and equipment.

✓	$920 million to renew the Federal Economic Development Agency for Southern Ontario (FedDev Ontario) for five years, starting on April 1, 2014.

✓	$200 million for a new Advanced Manufacturing Fund in Ontario for five years, starting on April 1, 2014, funded from the renewed FedDev Ontario.

✓

Building on the success of the National Shipbuilding Procurement Strategy, the Government will better ensure that purchases of military equipment create economic opportunities for Canadians by developing key domestic industrial capabilities to help guide procurement, by promoting export opportunities, and by reforming the current procurement process to improve outcomes.

✓

Providing stable funding of close to $1 billion over five years for the permanent Strategic Aerospace and Defence Initiative, as well as providing $110 million over four years, beginning in 2014–15, and $55 million annually thereafter, for the creation of an Aerospace Technology Demonstration Program.

✓	$92 million over two years starting in 2014–15 to continue support for forestry innovation and market development.

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Supporting Small Businesses

✓	$225 million to expand and extend the temporary Hiring Credit for Small Business for one year in recognition of the important role that small businesses play as job creators in the Canadian economy.

✓

$110 million over five years to increase support for small business owners, farmers and fishermen by increasing the Lifetime Capital Gains Exemption to $800,000 and indexing the new limit to inflation.

✓	Continuing to reduce red tape and improve services for small businesses.

✓

Reviewing and updating the Code of Conduct for the Credit and Debit Card Industry in Canada to ensure its principles of transparency, fairness and competition are upheld in a mobile payments environment.

Growing Trade and Investment

✓	Announcing economic and security initiatives to enhance perimeter security and facilitate legitimate trade and travel under the Canada-United States Beyond the Border Action Plan.

✓	Enhancing Canada’s foreign trade zone policies and programs to strengthen our globally competitive business environment.

✓

Extending Export Development Canada’s domestic activities in order to provide capacity in the domestic credit market to meet the needs of Canadian exporters, in a manner that complements private sector lenders.

✓	Modernizing Canada’s General Preferential Tariff regime for developing countries to target benefits at those countries most in need.

Responsible Resource Development

✓	Supporting junior mineral exploration by extending the 15-per-cent Mineral Exploration Tax Credit for flow-through share investors for an additional year, at a net cost of $100 million.

✓	$57.5 million over five years to enhance regulatory certainty for the aquaculture sector.

✓	$33.1 million in 2013–14 to extend the Atlantic Integrated Commercial Fisheries Initiative and the Pacific Integrated Commercial Fisheries Initiative.

✓	$3 billion over five years with provincial and territorial governments under Growing Forward 2 to support innovation, competitiveness and market development in agriculture.

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Building on Canada’s Financial Sector Advantage

✓

Changing the rules for portfolio insurance to increase market discipline in residential lending and reduce taxpayer exposure to the housing sector to restore taxpayer-backed portfolio insurance to its original purpose.

✓

Proposing legislation to carry out the Government’s responsibilities for capital markets, consistent with the decision rendered by the Supreme Court of Canada, if a timely agreement cannot be reached with provinces and territories on a common securities regulator.

✓

Implementing a comprehensive risk management framework for Canada’s systemically important banks. This framework will be consistent with reforms in other countries and key international standards, and will work alongside the existing Canadian regulatory capital regime in order to reduce potential risk to taxpayers.

Keeping Taxes Low for Job-Creating Businesses

✓	Enhancing the neutrality of the tax system by phasing out tax preferences in order to reduce tax distortions and improve the allocation of investment and capital within the Canadian economy.

✓	Making the tax system simpler and improving taxpayer compliance.

✓	Improving Canada’s system of international taxation through measures to combat tax evasion and aggressive tax avoidance and improve the integrity of the tax system.

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Helping Manufacturers and Businesses Succeed in the Global Economy

Since 2006, the Government has lowered taxes, made Canada the first tariff-free zone for manufacturers in the Group of 20 (G-20), eliminated unnecessary regulatory burdens, and improved conditions for business investment. These steps have established a solid foundation that has allowed Canadian businesses to create jobs and drive economic growth. Economic Action Plan 2013 builds on this foundation by investing in initiatives that will:

•	Strengthen the competitiveness of the manufacturing sector and support small businesses.

•	Grow trade and investment.

•	Support responsible resource development.

•	Build on Canada’s financial sector advantage.

•	Keep taxes low for job-creating businesses.

These actions, together with initiatives to help Canadians connect with available jobs, introduce the new Building Canada plan, and invest in world-class research and innovation, including a new approach to support a vibrant venture capital market, will help ensure that manufacturers and businesses succeed in the global economy and continue to create jobs.

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Strengthening the Competitiveness of the Manufacturing Sector

Manufacturers and processors are major contributors to the Canadian economy, both in terms of output and employment. These companies employ approximately 1.8 million Canadians in a wide range of industries across Canada, including aerospace, automotive, forestry, information and communications technologies, food processing, pharmaceuticals and shipbuilding, among others. A strong manufacturing sector also generates positive spillovers by stimulating the creation of jobs among suppliers and contributing to innovations across the economy.

In the past decade, the sector has responded to a changing economic environment, marked by a stronger Canadian dollar, a global economic and financial crisis, and the integration of emerging markets with strong manufacturing bases into the international economic system. Canadian manufacturers and processors have exhibited a remarkable capacity to adapt and meet these challenges. The sector’s real output has rebounded since the recession, and employment has stabilized in most manufacturing sub-industries. Moreover, investment per worker is rising as companies are updating their factories and taking advantage of the opportunities represented by advanced technologies (Chart 3.2.1).

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Today’s manufacturing requires constant innovation, the integration of new ideas and the adoption of up-to-date production processes. The highly competitive nature of the global economy and the growing complexity of manufacturing supply chains will further increase the importance of innovation and the development and diffusion of new technologies moving forward. Emerging markets such as China provide great opportunities for Canadian businesses, but they also pose challenges from sophisticated new competitors. Canadian manufacturers and processors must be prepared to respond.

Manufacturers have long been leaders in Canada in pursuing investment in research, development and technology as a core competitive strategy, and bringing innovative new products to market (Chart 3.2.2). Continued investment by manufacturers in innovation and other key productivity drivers, such as advanced machinery and equipment and skilled labour, is crucial to their long-term success. It is also necessary to improve Canada’s overall business productivity performance, a key element in our long-term prosperity.

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While manufacturers and processors are responsible for pursuing these investments and becoming more competitive, governments can play an important supporting role. Since 2006, the Government has advanced an economic agenda to help firms in all sectors to compete, grow and create high-paying jobs, including in the manufacturing and processing sector.

A Strong Business Environment Supports a Strong Manufacturing Sector

Since 2006, the Government has taken significant action to strengthen Canada’s overall business environment, benefitting firms in all sectors, including manufacturers and processors, as outlined below. The Government also provides targeted support to specific industries, including defence, aerospace, automotive and forestry, given their regional and economic importance.

Creating a Competitive Tax System

•    Reducing the federal general corporate income tax rate to 15 per cent in 2012 from 22.12 per cent in 2007, eliminating the federal capital tax, and providing an incentive for provinces to eliminate their own general capital taxes (the last provincial general capital tax was eliminated in 2012). Canada now has an overall tax rate on new business investment that is the lowest in the G-7, and below the average for the member countries of the Organisation for Economic Co-operation and Development (OECD).

•    Increasing the capital cost allowance rate for manufacturing and processing buildings, and introducing a temporary accelerated capital cost allowance for manufacturing or processing machinery and equipment in Budget 2007.

•    Expanding the scope of the accelerated capital cost allowance for clean energy generation and conservation equipment so that a broader range of applications and technologies qualify for this measure, and extending this temporary incentive until 2020.

•    Eliminating more than 1,800 tariffs on imported machinery and equipment and manufacturing inputs, providing $450 million in annual tariff savings and making Canada the first tariff-free zone for industrial manufacturers in the G-20.

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A Strong Business Environment Supports a Strong Manufacturing Sector

Supporting Business Innovation and Technology Adoption

•    Providing $110 million per year through Economic Action Plan 2012 to double the budget of the Industrial Research Assistance Program (IRAP), in order to better support research and development by small and medium-sized firms, including in the manufacturing sector.

•    Helping small and medium-sized firms adopt digital technology and build digital skills through IRAP’s Digital Technology Adoption Pilot Program, announced in Budget 2011 with funding of $80 million over three years.

•    Strengthening industry-academic collaboration through ongoing support for programs including the Centres of Excellence for Commercialization and Research and the Business-led Networks of Centres of Excellence.

Improving Access to Financing

•    Launching the Venture Capital Action Plan in January 2013, including $400 million in new funding to increase private sector venture capital financing for high-potential innovative Canadian businesses.

•    Enhancing the availability of financing for business in all sectors, including manufacturing, through Export Development Canada and the Business Development Bank of Canada, to complement the private sector.

Strengthening Trade and Bilateral Relations

•    Strengthening Canada’s trade and investment relationships with key markets to foster new growth opportunities for export-oriented businesses, through the launch of Canada’s Global Commerce Strategy in Budget 2007.

•    Completing 22 new trade and investment agreements since 2006.

•    Strengthening the preferred access enjoyed by Canadian manufacturers to the U.S. market, which accounts for nearly 80 per cent of all domestic manufacturing exports, by launching the Canada-U.S. Action Plan on Perimeter Security and Economic Competitiveness and the Action Plan on Regulatory Cooperation in 2011.

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A Strong Business Environment Supports a Strong Manufacturing Sector

Modernizing Canada’s Public Infrastructure

•    Investing in public infrastructure that contributes to productivity and economic growth and supports the competitiveness of Canadian businesses through the $33-billion, 2007 Building Canada plan and infrastructure stimulus measures. These investments have helped modernize federal, provincial, territorial and municipal infrastructure assets including highways, bridges, trade corridor-related infrastructure, public transit and broadband. A core component of the plan, the Gas Tax Fund, was made a permanent source of federal infrastructure support in 2011.

•    Advancing the replacement of the Champlain bridge in Montreal and the construction of the Windsor-Detroit International Crossing to secure safe and efficient access to Canada’s busiest crossings, which are critical for the movement of goods to markets.

Investing in Skills Development

•    Supporting the development of highly qualified personnel and strengthening their industry-relevant experience, by providing an additional $35 million over five years in Economic Action Plan 2012 to double the number of applied research internships delivered under the Industrial Research and Development Internship Program.

•    Enhancing support for and access to skills training initiatives, including those that benefit skills development for the manufacturing sector, such as the Apprenticeship Job Creation Tax Credit, Apprenticeship Incentive Grant and Apprenticeship Completion Grant.

•    Responding to the immediate concerns of businesses regarding skills shortages by transitioning to a faster and more flexible economic immigration system, including the recent introduction of the new Federal Skilled Trades Program; refocusing the Federal Skilled Worker Program on recent, in-demand applicants; and supporting improvements to the foreign credential recognition system.

Building on this solid foundation, Economic Action Plan 2013 proposes additional measures in three key areas to support Canada’s manufacturing sector. Economic Action Plan 2013 proposes to: encourage further investment in capital and innovation by manufacturers and processors through significant tax relief on new manufacturing machinery and equipment; protect and create jobs by providing support to key manufacturing sectors to help them innovate and compete in the global economy; and create jobs by building more equipment in Canada for the Canadian Armed Forces.

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Tax Relief for New Manufacturing Machinery and Equipment

Economic Action Plan 2013 proposes to provide $1.4 billion of tax relief to Canada’s manufacturing sector through a two-year extension to the temporary accelerated capital cost allowance for machinery and equipment.

In recognition of the ongoing uncertainty in the global economy, Economic Action Plan 2013 announces an extension of the temporary accelerated capital cost allowance for new investment in machinery and equipment in the manufacturing and processing sector for an additional two years. This will enable manufacturing and processing companies to plan and invest over the coming years and help create jobs in a sector that was particularly hard hit by the global recession.

Your Government has already implemented a number of policy measures that benefit Canada’s manufacturing sector and that have helped manufacturers recover from the worst downturn in world markets since the 1930s.

Lower government tax rates leave more money in the hands of business and help attract and retain investment and product mandates in Canada.

The second very important tax measure that your Government introduced in 2007 is the Accelerated Capital Cost Allowance (ACCA) for investments in manufacturing and processing machinery and equipment....It creates an incentive because manufacturers will lose these tax savings if they do not continue to invest. It also makes Canada a more attractive location for direct investment.

— Jayson Myers, President and Chief Executive Officer, Canadian Manufacturers & Exporters Chair, Canadian Manufacturing Coalition
Excerpt from a letter signed by more than 40 key stakeholders

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Currently scheduled to expire at the end of 2013, the 50 per cent straight line depreciation rate will be extended for two years to include investment in eligible manufacturing or processing machinery and equipment in 2014 and 2015. By allowing a faster write-off of eligible investments, this measure provides concrete support to businesses in the manufacturing and processing sector to help them retool with new machinery and equipment to remain competitive in the current global environment.

For example, a manufacturer that purchases an eligible machine for $10,000 is able to deduct $2,500 in the first taxation year (because of the half-year rule, which requires that the asset be treated as if purchased in the middle of the taxation year), $5,000 in the second taxation year, and the remaining $2,500 in the third taxation year. In the absence of the temporary accelerated capital cost allowance, the machine would be depreciated at a 30-per-cent declining-balance rate, resulting in lower annual deductions from income over a much longer period of time (i.e., the depreciation period would be nine taxation years to deduct 95 per cent of the value of the machine).

Tax Relief for New Manufacturing Machinery and Equipment Helps Businesses Invest for the Future

The accelerated capital cost allowance (ACCA) for machinery and equipment used in the manufacturing and processing sector was first introduced in Budget 2007, and extended in Budget 2008, Budget 2009 and Budget 2011 in response to ongoing global economic challenges. The ACCA allows businesses to write off eligible investments faster, providing them with the support they need to retool and remain competitive. Canadian businesses from across the country have applauded the measure for helping them expand.

Canfor Corporation (Vancouver, British Columbia)

“Over the last three years, Canfor has invested more than half a billion dollars in our facilities, investments made possible in part by the progressive tax incentives afforded by accelerated write-off provisions....These types of progressive tax programs are a powerful and efficient means of improving Canada’s international competitiveness in manufacturing by continuing to incent investments in domestic manufacturing, increasing productivity and safeguarding high-paying, skilled jobs for Canadians.”

Westbridge PET Containers (Calgary, Alberta)

“In 2011 we purchased new equipment to manufacture plastic bottles for the beverage industry. This one new machine replaced two older machines; our efficiencies jumped and our scrap went down along with maintenance costs. The ACCA helped trigger the decision to upgrade equipment, which has made us more competitive in the market.”

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Tax Relief for New Manufacturing Machinery and Equipment Helps Businesses Invest for the Future

Armo Tool Limited (London, Ontario)

“The ACCA has been an important support for our business strategy. In 2008 and 2009 manufacturing and the automotive industry were severely challenged; despite shrinking sales we began increasing our investment in equipment. These investments allowed us to be competitive internationally so that we could gain substantial sales to companies in Mexico, Europe and even China. This year we are building an addition which increases the size of our plant by a third and installing much larger equipment to further increase our competitiveness. We now have returned sales to peak levels with employment to match. The future for our company and employees is very bright. The ACCA is an important lever to keep our companies vibrant and competitive.”

AGS Automotive Systems (Toronto, Ontario)

“Since the introduction of the ACCA in 2007, AGS Automotive Systems and its sister company Tiercon have invested more than $20 million in state-of-the-art flexible manufacturing and advance composites technology. Of particular note, investment in a leading-edge front-end assembly process has delivered more efficient and flexible production, higher-quality products, and a more productive workforce of over 30 highly-trained employees with upgraded skills.”

Bell Helicopter Textron Canada Limited (Mirabel, Quebec)

“Our company has made significant investments in new production equipment over the past five years. The ACCA has been a critical factor in our decision to make these investments, providing cash flow when we needed it most, as the investments are made. Investment in new technology is critical for our business. At a time of considerable economic, financial, and market risk, the ACCA has been a welcomed tax incentive that has allowed us to strengthen our competitive position as a Canadian manufacturer.”

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In total, more than 25,000 businesses in the manufacturing and processing sector that employ Canadians in all regions of the country have taken advantage of the accelerated capital cost allowance since it was first introduced in 2007. Extending the measure for two more years will help the manufacturing and processing sector to continue increasing its investment levels, which have been rebounding over recent years (Chart 3.2.3) .

Key stakeholders such as the Canadian Manufacturers & Exporters have identified support for investment in capital equipment and technologies as the top priority to increase efficiency and improve productivity. Extending the accelerated capital cost allowance for two additional years will help Canada’s manufacturing and processing sector to accelerate and undertake additional investment in advanced machinery and equipment. Adopting new and innovative technologies to increase productivity will allow businesses in Canada to meet current economic challenges and improve their long-term prospects, helping them to compete globally while creating jobs and growth in all parts of Canada.

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This change is expected to increase support for the manufacturing and processing sector by $140 million in 2014–15 and a total of $1.4 billion over the 2014–15 to 2017–18 period.

Strengthening the Competitiveness of Major Manufacturing Industries

The Government is also taking a number of targeted actions to foster the long-term competitiveness of key manufacturing industries, including defence industries, aerospace, automotive, shipbuilding and forestry, as well as the clean technology sector (see Chapter 3.4 under “Sustainable Development Technology Canada”).

Helping Southern Ontario Prosper

Economic Action Plan 2013 proposes to provide $920 million over five years to renew the Federal Economic Development Agency for Southern Ontario.

To support economic growth in Southern Ontario, the Government created the Federal Economic Development Agency for Southern Ontario (FedDev Ontario) through Budget 2009. Since its inception, the Agency’s main program has supported 341 projects, playing an important role in developing and supporting a more productive, diversified and competitive economy. Notable initiatives supported by FedDev Ontario include the Canadian Manufacturers & Exporters SMART Program, which helps small and medium-sized manufacturers increase their productivity and competitiveness in the global economy.

Economic Action Plan 2013 proposes to provide $920 million over five years to renew the Agency’s funding, starting on April 1, 2014.

FedDev Ontario will also continue to promote business development, job creation and self-reliant communities in rural Eastern Ontario by extending the Eastern Ontario Development Program for five years.

The Government will also amend the Salaries Act to establish ministerial positions in law for the regional development agencies serving Northern Canada, and Northern and Southern Ontario. These amendments will ensure that all of Canada’s regional development agencies are on the same footing in terms of ministerial positions.

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Supporting Manufacturers in Ontario

Economic Action Plan 2013 proposes to provide $200 million over five years for a new Advanced Manufacturing Fund, to be delivered by the Federal Economic Development Agency for Southern Ontario as part of its renewed funding.

Manufacturers in Ontario must increasingly seek to become more competitive by investing in innovation and moving up the value chain. Firms in manufacturing sectors including information and communications technologies, life sciences, machinery and equipment, and sophisticated niche sectors, are pursuing competitive advantage through the development of transformative products and technologies that open and expand markets, increase efficiency and improve our quality of life. The investments made by these firms create high-paying jobs and contribute to strong economic growth.

To support the efforts of advanced manufacturers in Ontario to become more competitive, Economic Action Plan 2013 proposes to provide $200 million over five years for the creation of an Advanced Manufacturing Fund. The new Fund would support investments by manufacturing firms in activities that create new and innovative products or production methods, such as prototyping, demonstration projects and advanced product testing, and will be delivered by the Federal Economic Development Agency for Southern Ontario as part of its renewed funding. Fund parameters will be based on consultations with stakeholders and will be announced in the coming months.

Creating Jobs by Building Equipment for the Canadian Armed Forces in Canada

Building on the success of the National Shipbuilding Procurement Strategy, the Government will better ensure that purchases of military equipment create economic opportunities for Canadians by developing key domestic industrial capabilities to help guide procurement, by promoting export opportunities, and by reforming the current procurement process to improve outcomes.

Canada’s defence spending aims at providing the Canadian Armed Forces with high-quality equipment in order to defend our national sovereignty and vital interests. Simultaneously, these investments can provide Canada with a stronger manufacturing base with a capacity for leading-edge technology and innovation. The potential benefits for the Canadian economy are significant.

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In Budget 2011, the Government committed to develop a procurement strategy in consultation with industry to maximize job creation, support Canadian manufacturing capabilities and innovation, and bolster economic growth in Canada. The Government is making important progress in the development of its strategy for procuring equipment for our military.

In September 2012, Mr. Tom Jenkins, Executive Chairman and Chief Strategy Officer of OpenText Corporation, was appointed as a special advisor to further inform this work. Mr. Jenkins was asked to engage a range of stakeholders involved in Canada’s defence-related industries with a view to establishing criteria and a process to identify key Canadian industrial capabilities. Mr. Jenkins presented his report on February 12, 2013. The report frames the unique “once in a century” opportunity presented by major investments in Canada’s Armed Forces to create jobs and economic growth, while enhancing Canada’s ability to protect its sovereignty.

As noted in Mr. Jenkins report, many of the most highly industrialized countries have clear strategies to promote their defence sectors. These strategies are based on a recognition that it is in the national interest to have a strong domestic defence-related manufacturing base that produces leading-edge equipment. For Canada, such a strategy can generate high-value exports and support high-paying jobs for Canadians.

The Government endorses Mr. Jenkins proposal to use key industrial capabilities as a means of fully leveraging defence procurement projects to support economic opportunities for Canadians. A key opportunity for doing so is by targeting, as estimated by Mr. Jenkins, the $49 billion in Industrial and Regional Benefits obligations that foreign prime contractors are expected to accumulate by 2027 to support high-skill and high-value opportunities and jobs in Canadian industries. These opportunities would be selected based on the needs of the Canadian Armed Forces, the potential to access global markets, and the potential for increasing investments in Canadian research and innovation. In addition, the Government will actively promote the significant export opportunities for Canadian-produced goods and services.

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To better leverage future investments in equipment for the Canadian Armed Forces, the Government will work with industry sectors and stakeholders such as the Canadian Association of Defence and Security Industries to identify areas of Canadian competitiveness, as well as trends in global demand and supply in defence-related industries. Further, the Government will ensure that all major procurements include a plan for participation by Canadian industry, prior to approving the project.

This Spring, the Government will expedite the analysis of the recommendations made by Mr. Jenkins with respect to selecting a series of interim key industrial capabilities to help guide immediately pending defence procurement projects. The Government will also develop a refined set of key industrial capabilities for use over the long term and examine how existing policies and programs can be tailored to support a Government-wide strategy while remaining cognizant of Canada’s international trade obligations. In parallel, the Government will reform the current procurement process to improve outcomes. This will include thorough and rigorous option analyses, a challenge function for military requirements, early and frequent industry engagement, and strengthened oversight with the use of third-party expertise.

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Canadian Defence Industry Success Stories

The Jenkins report, Canada First: Leveraging Defence Procurement Through Key Industrial Capabilities, highlighted the following examples of the Government using the purchase of equipment for the Canadian Armed Forces to create jobs and economic growth in Canada:

CAE Inc.

Founded in 1947 and headquartered in Montreal, CAE entered the simulation business in 1952 with a contract from the Royal Canadian Air Force to develop a CF-100 flight simulator. In 2009, CAE was awarded a contract to provide the training systems and services for Canada’s tactical airlift, medium-to-heavy helicopter, and potentially other aircraft fleets.

Since its inception, CAE has sold more than 1,300 simulators and flight training devices to civil and military customers, growing its revenues to $1.8 billion in 2012. Today, it sells its products and services in over 190 countries and employs more than 8,000 people. CAE is the world leader in simulation equipment, commercial aviation training, helicopter aviation training, military virtual air training, and health care simulation technology.

General Dynamics Land Systems Canada—Light Armoured Vehicle (LAV) III

General Dynamics Land Systems Canada (GDLS-C), based in London, Ontario, is a world leader in the design, manufacture and support of wheeled Light Armoured Vehicles and a multi-billion dollar firm with over 2,300 highly skilled employees.

As a result of procurements and related support from the Government of Canada, GDLS-C has generated direct sales of Light Armoured Vehicles in excess of $17 billion over the last 35 years or so, has created approximately 500,000 person-years of employment in Canada, and has established a supplier base of over 400 Canadian companies located in every province.

Weatherhaven

Weatherhaven is a 30-year-old Vancouver shelter company that has provided redeployable temporary camp solutions to the Canadian Armed Forces since 1989. Building on its Arctic mining camp heritage, Weatherhaven was able to develop unique container-based camp solutions in close collaboration with the Department of National Defence. These solutions, used for everything from portable field hospitals to command centres, have been deployed on every Canadian peacekeeping and disaster relief mission since 1989.

Foreign missions became showcases for Weatherhaven’s unique solutions, enabling the company to introduce their products and develop customers in many emerging markets. Weatherhaven has sold about 200 of its patented Mobile Expandable Containers to the Canadian Armed Forces over the past 15 years, and more than 2,500 of this Canadian-developed product to military customers around the world.

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Supporting a Vibrant Shipbuilding Industry

The $35-billion National Shipbuilding Procurement Strategy, announced in 2010, means jobs and economic growth for the country, stability for the industry, and vital equipment for the men and women of the Royal Canadian Navy and Canadian Coast Guard. Shipyard capabilities are being upgraded on the east and west coasts, and industry engagement will continue to be a key factor as the designs and contracts are prepared.

The Government announced significant progress on shipbuilding with the awarding of contracts to Vancouver Shipyards Co. Ltd. and Irving Shipbuilding Inc. These contracts include the design definition work on new Offshore Fisheries Science Vessels for the Canadian Coast Guard, which will begin construction in 2014, and on the Arctic/Offshore patrol ships, which will begin construction in 2015.

Over the next 30 years, the Canadian Association of Defence and Security Industries estimates that 15,000 direct and indirect jobs may result from National Shipbuilding Procurement Strategy projects, involving skilled work in a variety of sectors including steel manufacturing, information technology and defence systems. Through the Atlantic Shipbuilding Action Plan and the Western Canada Shipbuilding Action Plan, the Government is helping small and medium-sized enterprises to participate in the supply chains that will result from these projects, creating growth and jobs throughout the regions.

Helping Canadian Businesses Test Their Innovations

The Government of Canada acts as a first user of pre-commercial innovations through the Canadian Innovation Commercialization Program (CICP). Through CICP, federal departments test prototypes developed by Canadian businesses and provide feedback to help improve these innovative products before they are marketed to customers. This program is particularly useful for small and medium-sized enterprises, which often find it difficult to find the resources to bring innovative products to market.

Participating companies have been strongly supportive of CICP since it was launched in 2010. Economic Action Plan 2012 committed to making CICP permanent, and announced that a military component would be added to the program.

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Early examples of success include CVT Corporation, a small company from Quebec, which has developed an innovative technology that offers significant fuel savings, lower emissions and reduced noise levels when incorporated into equipment used in a number of sectors. The company has attracted considerable private sector interest in this technology following testing by Parks Canada in National Parks across Canada.

Another example is Virtual Marine Technology Incorporated, a company with locations on the Atlantic and Pacific coasts, which developed simulator technology that helps in the training of search and rescue personnel in scenarios that are too expensive, rare or dangerous to replicate in an on-water scenario. The company received orders for its marine training simulator, based in part on the Canadian Coast Guard having been a first user of the product.

The Government will officially launch the military component of the program in the near future.

Aerospace and Space Sectors

Canada’s aerospace sector is a global technology leader and a major source of high-quality jobs, directly employing 66,000 people across the country, and is among the most research-intensive industries in Canada. Budget 2011 announced the launch of a comprehensive review of all policies and programs related to the aerospace and space industries, in consultation with the Aerospace Industries Association of Canada, in order to develop a federal policy framework to maximize the competitiveness of this export-oriented sector and the resulting benefits to Canadians.

The Honourable David Emerson, Head of the Aerospace Review, delivered his final report to the Minister of Industry on November 29, 2012. Following extensive consultations across Canada and in leading aerospace jurisdictions, the Aerospace Review report sets out long-term goals for the aerospace and space sectors, identifies challenges and opportunities, and outlines roles for industry, the Government of Canada and other key stakeholders going forward. The report includes a number of important recommendations, including with respect to support for large-scale aerospace technology demonstration projects, improving the effectiveness of the Strategic Aerospace and Defence Initiative, implementing a full cost-recovery model for aircraft safety certifications, and improving space program governance and oversight frameworks.

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Key Recommendations of the Aerospace Review

The Honourable David Emerson, Head of the Aerospace Review, delivered his final report to the Minister of Industry on November 29, 2012. The report detailed a series of recommendations aimed at strengthening the aerospace and space sectors in Canada. Key recommendations include:

Strengthening Innovation

•   Creating an aerospace technology demonstration program; maintaining funding for the Strategic Aerospace and Defence Initiative at existing levels and modifying the initiative’s terms to stimulate the development of next-generation technology projects; establishing a list of priority technologies to guide aerospace policies and programs; and creating a technology research network to foster greater research collaboration among aerospace stakeholders.

Enhancing Supplier Development Frameworks

•   Launching new initiatives aimed at strengthening the Canadian aerospace supply chain, to be co-funded with private sector stakeholders including small and medium-sized firms, and larger original equipment manufacturers.

Expanding Market Access and Market Development Opportunities

•   Forging new partnerships with emerging aerospace players to strengthen growth opportunities for Canadian aerospace firms; clarifying restrictions on government support for aerospace firms; reviewing export and domestic control regimes to ensure they are not overly restrictive; and implementing a full cost-recovery model for aircraft safety certification activities.

Investing in Skills Development

•   Using federal skills training programs, in collaboration with relevant stakeholders, to promote the study of science and technology disciplines and aerospace and space careers; creating new initiatives to support the skills training efforts of private aerospace firms; and co-funding the purchase and maintenance of aerospace research and training infrastructure with provincial governments, research and academic institutions, and private firms.

Improving Canada’s Procurement Process

•   Implementing new guidelines for firms wishing to participate in government procurement competitions for aircraft and aerospace-related equipment, by requiring firms to include a detailed industrial and technological benefits plan in their submissions, and to partner with one other Canadian firm offering related support activities.

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Key Recommendations of the Aerospace Review

Strengthening Canada’s Space Capacity

•   Developing a series of strategic plans outlining the Government’s space priorities over the short, medium and long term; establishing a Canadian Space Advisory Council to advise the Government on the development of these plans; stabilizing the budget of the Canadian Space Agency over the next 10 years and establishing cost-sharing models to support the development of new space projects; and implementing measures to expand the level of space-related commercial activity in Canada.

The Government is carefully reviewing the advice of the Aerospace Review, and will take action over the coming year to improve the focus and coordination of programs and practices of relevance to the aerospace and space sectors. Through Economic Action Plan 2013, the Government proposes to take early action in response to the Aerospace Review in the following areas.

Improving the Strategic Aerospace and Defence Initiative

The Government will provide stable funding of close to $1 billion over five years for the Strategic Aerospace and Defence Initiative and review the administration and operation of the program over the coming year to improve its effectiveness.

The largest aerospace-specific innovation support program is the permanent Strategic Aerospace and Defence Initiative (SADI), which provides repayable contributions to support strategic innovative projects by aerospace, space, defence and security companies. Since its launch in 2007, SADI has authorized $826 million in assistance to 25 projects, of which $411 million has been disbursed to date. SADI encourages research and development leading to innovation and new products and services, contributes to enhancing the competitiveness of Canadian companies in the aerospace and defence sector, and fosters collaboration between research institutes and the private sector. The Aerospace Review identified a number of ways in which SADI could be strengthened and better achieve its objectives.

Economic Action Plan 2013 announces the Government will continue to provide stable funding for SADI, close to $1 billion over five years, and will review the program’s administration and operation over the coming year to ensure that it continues to respond to the needs of this dynamic sector.

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SADI is Supporting Strategic Research and Development Projects

The Strategic Aerospace and Defence Initiative was established in 2007 to encourage strategic research and development projects, enhance the competitiveness of Canadian aerospace and space companies, and foster collaboration between research institutes, universities, colleges and the private sector. Some of the projects supported to date by SADI include:

•   $7.7 million to ASCO Aerospace Canada (Delta, British Columbia) to support innovative manufacturing technologies to produce aircraft bulkheads and specialized metal components.

•   $2 million to AeroMechanical Services Ltd. (Calgary, Alberta) to support research and development of next-generation data communication systems for commercial and military aircraft.

•   $43.4 million to Bristol Aerospace Limited (Winnipeg, Manitoba) to support new processes for composite manufacturing and complex assemblies that incorporate both composite and metallic components.

•   $9.7 million to BelAir Networks Inc. (Ottawa, Ontario) to support research and development of wireless networking technologies that will improve defence industry communications.

•   $250 million to CAE Inc. (Montreal, Quebec) for the development of innovative aircraft simulator systems.

•   $300 million to Pratt and Whitney Canada (Longueuil, Quebec) to support research leading to lighter aircraft engines with more power, better fuel consumption and improved durability.

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Creation of an Aerospace Technology Demonstration Program

Economic Action Plan 2013 proposes to provide $110 million over four years, beginning in 2014–15, and $55 million annually thereafter, for the creation of an Aerospace Technology Demonstration Program, to be partly funded from the Strategic Aerospace and Defence Initiative.

Technology demonstration represents a critical phase in the commercialization of new aerospace products. Demonstration activities involve moving new technologies out of the laboratory, in order to test them in real-world settings to ensure that they fulfil their intended use in a safe and efficient manner. The Aerospace Review recommended that the Government provide support for large-scale technology demonstration projects as companies often find it difficult to finance this step, forcing them to abandon promising innovations. According to the Review, the lack of financing for demonstration of new technologies negatively affects the performance of the Canadian aerospace industry due to lost business opportunities.

Responding to this recommendation, Economic Action Plan 2013 proposes to provide $110 million over four years, beginning in 2014–15, and $55 million per year on an ongoing basis thereafter, for the creation of an Aerospace Technology Demonstration Program. The program will support large-scale technology projects that exhibit strong commercialization potential and promote cross-industry collaboration, including simulation trials, systems integration testing and refinement activities. A component of the program will support research costs at post-secondary institutions that serve wider industry needs. As recommended by the Aerospace Review, a portion of these resources, rising to $20 million annually, will be reallocated from the Strategic Aerospace and Defence Initiative.

The Government will also launch consultations in the coming months regarding the creation of a National Aerospace Research and Technology Network, to be led by Industry Canada in collaboration with relevant stakeholders. The Network would engage stakeholders in industry, post-secondary institutions and government laboratories to identify strategic technology areas and facilitate collaborative research and development.

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Enhancing Access to Aircraft Safety Certification

The Government will review cost-recovery rates for aircraft safety certification to ensure the National Aircraft Certification program can respond to growth in demand for certifications.

The National Aircraft Certification program, administered by Transport Canada, reviews and approves more than 1,500 new and modified aeronautical products built or operated in Canada each year. Aerospace firms require both timely and affordable certification services to compete globally and the demand for product certifications is expected to grow in coming years as new aircraft models come into service. At present, fees charged for certifications recover only a small portion of the cost of these services, making expansion of these services to keep up with demand a potentially costly proposition for taxpayers. Economic Action Plan 2013 commits to review cost-recovery rates for aircraft safety certification to ensure the National Aircraft Certification program can deal with growth in demand for certifications efficiently, while keeping the program affordable for both taxpayers and aerospace firms.

Supporting Canada’s Leadership in Space and Space-Related Technologies

The Government is reviewing its policies and programs specific to the space sector to better support Canada’s space capabilities.

Canada’s space industry is a sophisticated research and innovation leader, successfully turning investments in knowledge into a global advantage in several niche areas, including robotics and satellite communications. Canada’s space capabilities will be showcased through the ongoing development of the RADARSAT Constellation Mission, for which a $706-million satellite construction contract has recently been signed with MacDonald, Dettwiler and Associates. Canada’s leading role in space is also demonstrated through continued participation in the International Space Station mission, and the command of Expedition 35 of the Station by Canadian astronaut Chris Hadfield. The Aerospace Review has made important recommendations with respect to policies and programs specific to the space sector. The Government is currently examining these recommendations carefully.

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Supporting a Strong and Innovative Automotive Sector

The automotive industry is among Canada’s leading employers and exporters, and is a key driver of our economy, valued at $16 billion per year and directly employing more than 115,000 Canadians from automotive assembly to parts production.

The Automotive Innovation Fund (AIF) was established in Budget 2008 with $250 million over five years to provide repayable contributions to automotive firms that are undertaking strategic, large-scale research and development projects focused on innovative, greener and more fuel-efficient vehicles (see below). In January 2013, the Government announced the renewal of the AIF with a further $250 million over five years, beginning in 2013–14.

Supporting Large-Scale Automotive Research and Development Projects

The AIF supports strategic, large-scale research and development projects in the automotive sector. Projects supported to date include:

•   Ford Canada’s establishment of a new flexible engine assembly plant in Windsor, as well as support for research on engine efficiency and new fuel technologies, with an AIF contribution of up to $80 million.

•   Linamar Corporation’s development of green and fuel-efficient automotive powertrains, with $55 million in AIF funding.

•   Toyota Motor Manufacturing Canada’s Project Green Light, which includes the production of the RAV4 electric vehicle at Toyota’s West Plant in Woodstock, with support from the AIF of over $70 million.

•   Magna International’s development of clean vehicle technologies, including energy-efficient components and innovative powertrain parts for next-generation vehicles, with AIF support of $22 million.

•   Toyota Motor Manufacturing Canada’s construction of a new blended assembly line that will permit the production of both the current Lexus model and the hybrid model, with an AIF contribution of $17 million.

The Government has also helped to strengthen the competitiveness of Canada’s automotive firms through:

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Its decisive action to support the restructuring of General Motors and Chrysler during the economic downturn, in collaboration with the Governments of Ontario and the United States. It is estimated that 52,000 Canadian jobs were protected by government action.

•	Support for innovative research and development through AUTO21, a Network of Centres of Excellence, which will have provided over $81 million for industry-relevant research by 2015.

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Investment in leading-edge research infrastructure, including $14 million through the Knowledge Infrastructure Program for the Automotive Centre of Excellence at the University of Ontario Institute of Technology, a world-class severe climate testing facility.

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Support for collaborative research and development activities of benefit to the Canadian automotive industry through Automotive Partnership Canada, a collaboration of five federal agencies, with a budget of $145 million over five years (see below).

Fostering Collaborative Research Between Industry and Post-Secondary Institutions

Automotive Partnership Canada was launched in 2009 to support significant, collaborative research and development activities that benefit the entire Canadian automotive industry. Funding under this initiative to date includes:

•   $2.9 million to support the development of next-generation green technologies promising to end truck idling and cut emissions. This project involves researchers and students from Simon Fraser University and the University of Waterloo, along with a number of industrial partners.

•   $2.1 million toward a comprehensive five-year study examining options for strengthening Canada’s automotive industry. This study will be performed by professors and graduate students from McMaster University, the University of Toronto and Queen’s University as well as industry partners, including Toyota Motor Company of Canada and Ford Motor Company of Canada.

Supporting Forestry Innovation and Market Development

Economic Action Plan 2013 proposes to provide $92 million over two years starting in 2014–15 to continue support for forestry innovation and market development.

Forestry is an important contributor to the local economies of communities across Canada, directly and indirectly employing approximately 600,000 people.

To adapt to a changing economic landscape, the forestry sector is transforming its business model by emphasizing the development of innovative products and expanding into new markets.

The Government has announced significant support to help the forestry sector become more competitive, including the $1-billion Pulp and Paper Green Transformation Program launched in 2009 and the Investments in Forest Industry Transformation Program announced in Budget 2010. Most recently, Economic Action Plan 2012 provided $105 million over two years for a suite of forest innovation and marketing programs delivered by Natural Resources Canada.

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Economic Action Plan 2013 proposes $92 million over two years beginning in 2014–15 to continue this support for the transformation of the forestry sector. The Government will continue to work with the forestry industry as it leads the way in increasing its investments in innovation and developing new markets for Canadian forestry products.

Support for Canada’s Forestry Sector

The forestry sector is an important contributor to the Canadian economy, forming the economic base in many regions. Canada’s forest product companies have encountered some challenges in recent years including intense competitive pressures, an appreciating Canadian dollar and fluctuating demand from the U.S. housing market.

Since 2010, the Government has put in place significant measures to help the forestry sector address these challenges and become more competitive. These include:

•   Investments in Forest Industry Transformation (IFIT): announced in Budget 2010 with funding of $100 million over four years, IFIT assists Canada’s forestry sector in becoming more competitive and environmentally sustainable, by supporting projects that use new technologies to create non-traditional high-value forest products and renewable energy. For example, through the IFIT Program, the Government provided $4.5 million to Alberta-Pacific Forest Industries Inc. (Al-Pac), a pulp mill, to help it implement a world-first, Canadian-developed technology, the Methanol Purification System. The System enables Al-Pac to extract a very pure form of bio-methanol from its pulp mill waste streams. This bio-methanol replaces conventional methanol used in the pulp mill, and excess quantities can be sold as a green alternative to traditionally derived methanol.

•   Forestry Marketing and Innovation: Economic Action Plan 2012 provided $105 million over two years, starting in 2012–13, for the Forest Innovation Program and the Expanding Market Opportunities Program. The Forest Innovation Program helps forestry companies innovate and adopt emerging technologies.

•   The Expanding Market Opportunities Program is helping to expand export opportunities for forestry companies in traditional as well as emerging offshore markets such as Europe, China, India and the Middle East. Over the last five years, federal efforts to open up new markets for forestry products have resulted in a 10-fold increase in softwood lumber exports to China and a 38-per-cent increase in exports to South Korea. These efforts have resulted in re-opened mills and new jobs in many Canadian forestry communities.

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Supporting Small Businesses

Small business owners understand the importance of the Government’s focus on eliminating the deficit and returning to balanced budgets by 2015–16. In fact, a return to budgetary balance by controlling growth in direct program spending is identified as a key priority by the small business owners that are members of the Canadian Federation of Independent Business.

For the 2013 budget, CFIB members are asking government to do everything possible to balance the budget as quickly as possible. Small companies have learned the hard way that today’s deficits are tomorrow’s taxes and that ensuring the country’s books are in order is crucial to future economic success.

— Dan Kelly, President and Chief Executive Officer, Canadian Federation of Independent Business

Since 2006, the Government has taken significant action to ensure that a sustainable fiscal situation and a competitive business tax system are in place to create an environment that encourages new investment, growth and job creation, and to ensure that Canada has the strongest fiscal position and the lowest business tax costs in the G-7.

KPMG’s recently released study, Competitive Alternatives 2012, concluded that Canada’s total business tax costs—corporate income tax, capital taxes, sales taxes, property taxes and wage-based taxes—are more than 40 per cent lower than those in the United States.

The Government has already delivered significant tax relief to small businesses and small business owners. Following the return to balanced budgets, the Government will examine ways to provide further tax relief for Canadians and businesses, including for small businesses.

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Expanded Support for Small Businesses

To build on the strong foundation of ongoing federal support to small businesses, Economic Action Plan 2013 introduces additional targeted tax assistance to support this important sector.

Extension and Expansion of the Hiring Credit for Small Business

Economic Action Plan 2013 proposes to expand and extend the temporary Hiring Credit for Small Business.

The Government’s number one priority is creating jobs. In recognition of the important role that small businesses play as job creators in the Canadian economy, Economic Action Plan 2013 proposes to expand and extend for one year the temporary Hiring Credit for Small Business. This temporary credit would provide up to $1,000 against a small firm’s increase in its 2013 Employment Insurance (EI) premiums over those paid in 2012 to employers with total EI premiums of $15,000 or less in 2012. This temporary credit would be available to an estimated 560,000 employers, allowing these small businesses to reinvest approximately $225 million in job creation in 2013.

The EI hiring credit has been very well received by SMEs [small and medium-sized enterprises] in general but especially those that have shown a desire to grow their operations.
— Canadian Federation of Independent Business

Hiring Credit for Small Business

Charles and Cole own a small automobile repair shop. They had 12 employees in 2012 and a total payroll of $549,120. Their total EI premiums in 2012 were $14,057. In 2013, they decide to hire an additional mechanic to handle an increase in business from new customers. This brings their total payroll costs to $594,880 in 2013 and their total EI premiums to $15,645. The Hiring Credit for Small Business would provide them with a credit of $1,000 in recognition of the increase in their 2013 EI premiums over those paid in 2012.

The Canada Revenue Agency will automatically calculate the Hiring Credit when Charles and Cole file their 2013 tax return. They do not need to apply, avoiding any red tape and needless delays.

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Increasing and Indexing the Lifetime Capital Gains Exemption

Economic Action Plan 2013 proposes to increase the Lifetime Capital Gains Exemption to $800,000 and index the new limit to inflation.

In recognition of the importance of small business owners, farmers and fishermen, Economic Action Plan 2013 proposes to increase the Lifetime Capital Gains Exemption (LCGE) to $800,000 from $750,000. This new limit will apply to dispositions in 2014 of qualified small business corporation shares, and qualified farm and qualified fishing property.

Small business owners, farmers and fishermen are key contributors to creating jobs and economic growth. Among the many ways that Canada’s income tax system supports these entrepreneurs is the LCGE. By providing a tax exemption on up to $800,000 of capital gains realized in 2014 on the disposition of qualified small business corporation shares, and qualified farm and qualified fishing property, the LCGE increases the potential rewards of investing in small business, farming and fishing. The exemption also helps these entrepreneurs better ensure their financial security for retirement, and facilitates the intergenerational transfer of their businesses. Budget 2007 increased the LCGE to $750,000 from $500,000, the first increase in the exemption since 1988.

In addition, to ensure that the real value of the LCGE is not eroded over time, Economic Action Plan 2013 proposes to index the $800,000 LCGE limit to inflation for the first time ever. The first indexation adjustment will occur for the 2015 taxation year.

It is estimated that these measures will provide federal tax relief of $5 million in 2013–14 and $15 million in 2014–15.

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Tax Savings from Increasing and Indexing the Lifetime Capital Gains Exemption

The following examples illustrate how a business owner may benefit from the $50,000 increase in the Lifetime Capital Gains Exemption (LCGE) to $800,000 in 2014 and the indexation of the new limit.

1.      Li owns a number of businesses in Vancouver. He has already fully used up his $750,000 LCGE. Li decides to sell his grocery store in 2014, and realizes a capital gain of $250,000. He is able to take advantage of the $50,000 increase in the maximum LCGE, thereby receiving up to $7,250 in federal tax relief.

2.      John and Dava own a grain farm south of Saskatoon. In 2014, they sell the farm and each realizes a capital gain on qualified farm property of $800,000, for a total capital gain of $1.6 million. The $50,000 increase in the maximum LCGE allows John and Dava to each receive up to an additional $7,250 in federal tax relief, for total additional federal tax relief of $14,500 for the couple.

3.      Xavier is a successful small business owner in Québec City. He plans to retire in 15 years and sell his business. He currently has an unrealized capital gain of $750,000 from the growing business. With the $50,000 increase in the maximum LCGE in 2014 and assuming an annual inflation rate of 2 per cent going forward, Xavier will have an additional $305,000 in LCGE room available when he sells the business, thereby potentially benefiting from additional federal tax relief of more than $44,000 at today’s tax rates.

Improving Conditions for New and Growing Small Businesses

Substantial Ongoing Support for Small Businesses

Tax support for small business has been complemented by a range of program initiatives, big and small, that are providing ongoing support to new and growing businesses. For example:

•   $3 million per year of ongoing funding to BizPaL is helping reduce the red tape burden on small business owners by allowing them to quickly and efficiently create a tailored list of permits and licences from all levels of government necessary to operate their specific businesses.

•   Economic Action Plan 2012 doubled the budget of the Industrial Research Assistance Program, which supports innovation by small and medium-sized companies.

The Government has also taken significant actions to increase access to capital for small businesses, including the creation of the Vehicle and Equipment Financing Partnership to support vehicle and equipment financing for smaller companies. In January 2013, the Government also launched the Venture Capital Action Plan to deliver on the commitment to make available $400 million to support a sustainable private sector-led venture capital sector, increasing the capital available to fuel the growth of innovative high-potential companies.

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Economic Action Plan 2013 builds on this strong foundation of support to small business by developing a stronger institutional and cultural framework to support new and growing businesses, by:

•	Strengthening support for research and development and promoting venture capital (see Chapter 3.4).

•	Addressing skills shortages by equipping Canadians with the skills and training they require to obtain high-quality, well-paying jobs (see Chapter 3.1).

•	Reducing red tape.

Reducing Red Tape to Support the Needs of Small Businesses

The Government remains resolute in its commitment to eliminate unnecessary red tape from Canada’s regulatory system, while maintaining Canada’s high standards for safety and protection. The One-for-One Rule and other Red Tape Reduction Action Plan reforms are bringing a new discipline to how the Government regulates and creating a more predictable environment for businesses.

On October 1, 2012 the Government, working with the Canadian Federation of Independent Business, announced its Red Tape Reduction Action Plan, an ambitious approach to reducing red tape through a combination of system-wide reforms and targeted action on issues that were frustrating businesses and stifling innovation. In addition to actions by individual Ministers, the Government is already implementing the One-for-One Rule; and it is working. Regulators now have to provide red tape relief for businesses equal to any new burden they introduce. As well, whenever a new regulation is introduced that imposes a red tape burden, an existing regulation must come off the books. Since April 2012, when it entered into force, nine regulations have been repealed under the One-for-One Rule, resulting in the avoidance of $3.3 million in administrative burden on businesses.

The Government’s sustained approach to reducing the administrative burden associated with the tax system is focused on collecting revenue in a fair and efficient manner, while imposing the smallest possible compliance burden on businesses. In PricewaterhouseCoopers 2013 international study analyzing the ease of paying taxes, Canada was the only country in the G-7 to rank among the top 10 countries based on the overall ease of complying with tax obligations. PricewaterhouseCoopers came to the conclusion that a business in Canada takes 25 per cent less time per year than a business in the United States to prepare, file and pay their taxes.

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Canada Revenue Agency Delivers on the Needs of Small Businesses

Economic Action Plan 2013 announces Canada Revenue Agency actions that reduce red tape and improve services for small businesses.

As part of its red tape reduction efforts, the Canada Revenue Agency (CRA) has created a dedicated team that is responsible for coordinating and addressing small business issues. The CRA has mandated the team to ensure that the Agency takes a “small business lens” approach to service improvements, with a renewed and enhanced focus on cutting red tape. This focus on engagement with small business stakeholders is ensuring that the perspectives of the small business community are continuously taken into account in the CRA’s work.

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Economic Action Plan 2012 announced that the CRA would implement an on-line enquiries service in April 2012, and the CRA has already responded in writing to over 4,500 requests submitted through My Business Account. A wide range of additional electronic services for businesses are being implemented, to build on this success and help businesses get what they need faster, reduce paper work, save time, and help the environment. For example, effective April 2013, business owners can choose to go paperless and rely exclusively on electronic notices stored in the secure My Business Account portal, accompanied by email reminders from the CRA.

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Collaboration with provincial and municipal governments is rapidly making the CRA’s Business Number the common identifier for federal, provincial and municipal government interactions with businesses. The CRA has forged partnerships and working relationships involving six provinces and this Spring Winnipeg will become the first municipality to adopt the Business Number for its programs. The Business Number makes it easier to register, eliminates duplicate accounts and errors, and enables integrated online services (such as a change of address) across federal, provincial and municipal governments.

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The CRA is undertaking several initiatives to reduce the tax compliance burden associated with the Scientific Research and Experimental Development (SR&ED) tax incentive program. In particular, a pilot project to determine the feasibility of a Formal Pre-Approval Process for SR&ED claims was just launched. This pilot project will provide valuable information on whether a Formal Pre-Approval Process service would be an effective way to provide greater certainty to claimants on the eligibility of their research and development expenditures for SR&ED tax incentives.

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The CRA is also expanding its small business focus across all operations, and is moving towards a “tell us once” approach, so that small businesses will not have to submit the same information several times. The CRA is helping small business owners avoid costly and time consuming audits by raising awareness of their tax obligations in order to help them to get it right from the start.

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On January 21, 2013, the Honourable Gail Shea, Minister of National Revenue, unveiled the introduction of “Agent ID,” a new addition to the CRA’s business enquiries telephone service. This initiative responded to a request from the Canadian Federation of Independent Business to increase accountability for business calls to the CRA, and call centre agents now provide businesses with their first name, agent identification number, and a regional suffix.

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Effective April 2013 the CRA will make the approval process more timely and responsive for the authorization of a third party (e.g., an accountant, lawyer or employee) to conduct business tax matters with the CRA on behalf of the business owner. Based on feedback obtained during consultations related to the work of the Red Tape Reduction Commission, the CRA will improve its service standard from the current 14 working days to 5 days as an interim step pending the development of additional on-line options planned for April 2014. In addition, the CRA is announcing that it will immediately take a proactive approach to phone contact in cases where applications for the authorization of third parties are either incomplete or contain discrepancies.

The CRA’s sustained approach to reducing red tape was recognized in January, when the Honourable Gail Shea, Minister of National Revenue, was awarded the Canadian Federation of Independent Business Golden Scissors Award for introducing measures that improve services and reduce the burden placed on small businesses.

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Code of Conduct for the Credit and Debit Card Industry in Canada

The Code of Conduct for the Credit and Debit Card Industry in Canada came into effect in August 2010. The Code’s purpose is to promote fair business practices and ensure that small business owners and consumers clearly understand the costs and benefits of credit and debit cards. With the release of the final report of the Task Force for the Payments System Review, the Government committed to review and update the Code to ensure its principles of transparency, fairness and competition are upheld in a mobile payments environment. In consultation with industry, merchant and consumer groups, the Government developed an addendum to the Code that addresses mobile payments and released it for public consultation in September 2012. The Government is working to finalize and release the addendum as soon as possible.

Update on Efforts to Strengthen Canada’s Payments System

Budget 2010 announced the Government’s intention to create the Task Force for the Payments System Review (Task Force) to review the safety, soundness and efficiency of the payments system; whether there is sufficient innovation in the system; the competitive landscape; whether businesses and consumers are being well served by the current payments system providers; and whether the existing payments system oversight mechanisms remain appropriate.

In March 2012, the Government released the final report of the Task Force and committed to take three priority actions:

•    Establish a senior-level consultative committee made up of public and private sector stakeholders to meet regularly with Department of Finance officials to discuss emerging payments system issues. In the Fall of 2012, the Department launched the Finance Canada Payments Consultative Committee comprised of stakeholders, including payment card network operators, financial institutions and merchant and consumer groups that broadly represent the payments system.

•   Update the Code of Conduct for the Credit and Debit Card Industry in Canada so that the principles of transparency, fairness and competition would guide the evolution of mobile payments in Canada (see above).

•   Review the governance framework for the payments sector, including the Canadian Payments Association, to ensure the continued safety and soundness of the payments system, alongside its ability to spur innovation, and to promote the consideration of user interests. The Department of Finance, in close collaboration with the Bank of Canada, is currently conducting research and analysis and has sought input from stakeholders on priorities for this review.

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Growing Trade and Investment

Trade and foreign investment are major engines of economic growth. Canada relies on open markets as a source of opportunity and a stimulus to efficiency, which in turn contributes to economic growth and rising incomes. Openness to trade, investment and global economic engagement are thus critical to Canada’s long-term prosperity.

Since 2009, Canada has been leading G-20 efforts to achieve strong, sustainable and balanced growth by encouraging countries to undertake a range of reforms aimed at strengthening policy frameworks and making the private sector more resilient.

In challenging global economic circumstances, the Government has consistently pursued the reduction of trade and investment barriers at home and abroad. The Global Commerce Strategy was launched in 2007 as a new framework for strengthening the competitiveness of Canadian businesses in international markets. Ongoing annual funding of $50 million was provided to focus on making Canada a partner of choice for international business and improving access to global markets, capital, technologies and talent.

Canada’s Trade Agenda

Deepening trade and investment relationships in large and fast-growing markets helps support jobs and growth in Canada. Since 2007, the Government has concluded six free trade agreements with nine countries: Colombia, Honduras, Jordan, Panama, Peru, and the European Free Trade Association (Iceland, Liechtenstein, Norway and Switzerland).

Canada has made even more progress in recent years in negotiating foreign investment promotion and protection agreements with 16 countries including: China, Peru, Latvia, the Czech and Slovak Republics, Romania, Madagascar, Jordan, Bahrain, Kuwait, Benin, Mali, Senegal, Tanzania, Cameroon and Zambia.

The trade agenda is now focused on achieving major new free trade deals with the European Union, India and Japan. The integrated North American market will strengthen as Canada, Mexico and the United States pursue free and open trade with Asian countries through the Trans-Pacific Partnership (TPP) negotiations, ultimately linking North American and Asian markets and value chains. These agreements will provide significant economic opportunities for Canadian businesses.

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Canada’s Trade Agenda

		Gross Domestic Product
	Population	(billions of
Trading Partner	(millions, 2012)	US dollars, 2012)
European Union	504	16,589
India	1,217	1,710
Japan	128	5,962
TPP	519	19,975

Notes: TPP negotiating partners include: Australia, Brunei, Chile, Malaysia, Mexico, New Zealand, Peru, Singapore, the United States and Vietnam. Economic growth for the TPP is weighted by share of world output.

Sources: Haver Analytics; International Monetary Fund; national statistics agencies.

Economic Action Plan 2012 announced the Global Commerce Strategy would be refreshed in 2013 to ensure Canada’s trade and investment objectives remain focused and relevant. Details of the refreshed Global Commerce Strategy, including the important International Education Strategy component (outlined in Chapter 3.1), will be announced in the coming months.

The Government also recognizes that domestic trade barriers can undermine productivity and competitiveness. In Budget 2009, the Government eliminated all machinery and equipment tariffs. Budget 2010 eliminated all manufacturing input tariffs, making Canada the first tariff-free zone for industrial manufacturers in the G-20. These unilateral initiatives provide some $450 million in annual tariff relief for Canadian manufacturers. The Government will continue working with Canadians to identify areas where further elimination of input tariffs could benefit Canadian business.

Economic Action Plan 2013 takes targeted measures and announces investments to promote trade, which will help our manufacturers and businesses continue to succeed on the world stage and secure a prosperous future for all Canadians.

In addition, the Government announced on December 7, 2012, clarifications regarding how it will assess proposed investments in Canada by foreign state-owned enterprises, and allowing for the extension of timelines for national security reviews, where necessary. Economic Action Plan 2013 proposes to amend the Investment Canada Act to implement these reforms.

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Canada-United States Beyond the Border Action Plan and Regulatory Cooperation Council

Canada and the United States enjoy the largest bilateral trading relationship in the world. Some $1.6 billion worth of goods and over 300,000 people cross our shared border each day. The secure and efficient flow of goods and people is vital to our economic competitiveness and mutual prosperity.

Prime Minister Stephen Harper and President Barack Obama announced the Beyond the Border Action Plan in December 2011. The Action Plan provides a practical road map for speeding up legitimate trade and travel. At the same time, the Prime Minister and the President also announced the Joint Action Plan for the Canada-United States Regulatory Cooperation Council to increase regulatory transparency and coordination between our two countries.

Beyond the Border Action Plan

Economic Action Plan 2013 announces investments in economic and security initiatives to implement Canada’s commitments under the Canada-United States Beyond the Border Action Plan.

Canada will implement the following economic initiatives over the next five years to reduce delays at the border and benefit business, travellers and the economy as a whole:

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Upgrading border infrastructure at St-Bernard-de-Lacolle, Quebec, Lansdowne, Ontario, Emerson, Manitoba, and North Portal, Saskatchewan, and installing border wait-time technology at key ports of entry.

•	Implementing a single window for companies to submit electronically all the data required by government departments for arriving shipments, reducing red tape, delays and business costs.

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Harmonizing and enhancing the benefits of trusted trader and traveller programs, which expedite and reduce costs of border processes. This includes increasing the number of, and access to, Canadian FAST and NEXUS lanes.

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Equipping new customs facilities at the port of Vancouver and pilot projects at the ports of Prince Rupert and Montreal. This will improve cargo security at the perimeter with the goal of expediting truck and rail traffic at the land border under the concept of “cleared once, accepted twice.”

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Developing and implementing pilot projects to automate small and remote ports of entry, which will increase hours of operation. If the pilots are successful, more small and remote ports could be automated, generating savings and efficiencies.

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In addition, on January 8, 2013 Canada and the United States announced an increase in low-value shipment thresholds for expedited customs clearance, which would facilitate trade and allow an additional 1.5 million shipments to be cleared on an expedited basis.

Canada is also implementing a number of initiatives over the next five years to address threats as early as possible and allow border agencies to further facilitate the flow of legitimate goods and people across our shared border:

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Enhancing Canada’s capability to share immigration information with the United States. This will improve immigration and refugee determinations and help officials to establish the identity of foreign nationals at the earliest opportunity.

•	Implementing an Electronic Travel Authorization system to improve screening of all visa-exempt foreign nationals (excluding U.S. citizens).

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Supporting integrated cross-border law enforcement initiatives, such as regularizing Shiprider teams, creating land-based integrated teams for intelligence and criminal investigations, and creating a bilateral radio interoperability system to enhance timely responses to border incidents.

•	Developing an Interactive Advance Passenger Information System to make “board/no board” decisions on all travellers flying to Canada prior to departure.

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Establishing and coordinating entry and exit information systems with the United States, including a system where the record of land entry into one country can be utilized to establish a record of exit from the other.

Regulatory Cooperation Council Joint Action Plan

Economic Action Plan 2013 highlights early progress in Canada-United States regulatory cooperation.

Under the Regulatory Cooperation Council Joint Action Plan, examples of early deliverables by regulators in Canada and the United States in 2012 include the development of detailed implementation work plans for each of the 29 initiatives; the launch of pilot projects for simultaneous submissions to regulators in both countries for crop protection products; and simultaneous reviews by regulators in both countries in the area of veterinary drugs.

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Canada will continue to work closely with the United States to implement both the Beyond the Border and Regulatory Cooperation Council Action Plans to ensure timely benefits for people and business on both sides of the border. The Government also proposes to implement other measures that facilitate the secure movement of people and goods and ensure that border processing is not a hindrance to legitimate trade and travel.

Strengthening Canada’s Foreign Trade Zone Advantage

Economic Action Plan 2013 announces measures to reduce red tape, cut costs, improve access to existing programs and promote Canada’s foreign trade zone advantage.

Building on the success of the Government’s gateways and corridors approach, Economic Action Plan 2012 committed to an examination of Canada’s current foreign trade zone (FTZ) policies and programs. The Government held nationwide consultations to seek the views of Canadian industry on ways to enhance this programming for Canadian manufacturers and business.

Informed by stakeholders views, Economic Action Plan 2013 is taking action to deliver a package of measures to reduce red tape, cut costs, improve access to existing programs and promote Canada’s FTZ advantage, including:

•	Eliminating the annual registration fee for the Customs Bonded Warehouse Program.

•	Simplifying the application process.

•	Accepting applications for new FTZ “single window” initiatives to deliver FTZ programs at strategic locations in Canada.

•	Providing $5 million over five years to market Canada’s FTZ advantage.

These measures will help Canadian entrepreneurs in the development of manufacturing, processing and warehouse hubs in strategic locations throughout Canada. They will enhance Canada’s globally competitive business environment, which provides a solid foundation to attract foreign investment in Canada, creates jobs for Canadians and fosters long-term economic growth.

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Export Development Canada

Economic Action Plan 2013 announces that the Government will introduce new regulations governing Export Development Canada’s domestic activities.

In Economic Action Plan 2012, the Government committed to undertake further assessment and consultations with stakeholders on Export Development Canada’s (EDC’s) role in the domestic market, where it has operated under temporary extended powers since 2009. Informed by stakeholders views, the Government has concluded that, while EDC’s temporary powers have contributed positively to providing additional credit and insurance capacity, such broad powers are no longer required.

To provide greater clarity and predictability on the circumstances under which EDC will be able to provide support in the domestic market going forward, the Government will introduce amendments to the Export Development Canada Exercise of Certain Powers Regulations. Under the new regulations, EDC would be able to continue to provide financing in the domestic credit market to meet the needs of Canadian exporters, while ensuring that its ongoing domestic role is aligned with its export mandate, and distinct from the role of the Business Development Bank of Canada. EDC’s ongoing role in the domestic market would also be limited to providing credit capacity, in a manner that complements private sector lenders. The Government plans to review the regulations in three years in light of developments in credit markets.

In order allow the necessary time to complete the regulatory process, the temporary powers granted to EDC since 2009 have been extended until March 12, 2014 or until the new regulations come into force (whichever is earlier).

Modernizing Canada’s General Preferential Tariff Regime for Developing Countries

Economic Action Plan 2013 follows through on last year’s commitment to review Canada’s General Preferential Tariff regime.

Canada’s General Preferential Tariff (GPT) regime offers lower-than-normal tariff rates for imports from developing countries. The GPT, and similar programs in the G-7 and other developed countries, aim to promote economic growth in developing countries. The GPT regime has not been substantively updated since its introduction in 1974.

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Economic Action Plan 2012 committed to undertake a comprehensive review of Canada’s GPT regime to ensure that it is appropriately aligned with the current global economic landscape and other major tariff preference-granting countries, and to target the benefits to countries most in need of this type of assistance. Consultations concluded in February 2013.

Informed by stakeholders’ views, Economic Action Plan 2013 is taking action to modernize Canada’s GPT regime. The Government is proposing, effective January 1, 2015, to graduate 72 higher-income and trade-competitive countries (e.g. Korea, China, Brazil) and renew the GPT for another 10-year period. From now on, beneficiary countries will be reviewed bi-annually based on objective economic criteria to determine whether they remain eligible for GPT benefits.

The modernized GPT regime will continue to promote economic growth and export diversification in developing countries by providing meaningful incentives for Canadian businesses and consumers to import from GPT-eligible countries.

Ensuring an Effective Trade Policy and Remedy System

Canada’s continued support for trade liberalization is complemented by a strong and effective trade policy and remedy system, which acts as an important safety valve for Canadian producers harmed by unfairly traded imports. To maintain a level playing field for Canadian producers, the Government will continue to ensure that its regime takes into account whether our trading partners are operating according to trade policy and market principles. Following the plan announced in Economic Action Plan 2012, in order to provide a trade remedy system that cuts red tape and facilitates effective action against unfair trade, the Government proposes to consolidate Canada’s trade remedy investigation functions under the Canadian International Trade Tribunal.

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Responsible Resource Development

Major economic projects are an important source of development and job creation in all regions of Canada. Our diverse and abundant natural resource sector is an asset that benefits all Canadians. Natural resources account for 15 per cent of our gross domestic product and 50 per cent of our exports. Over the next 10 years, more than $650 billion in new investment is expected from more than 600 major resource projects planned across Canada. Meeting global demand for natural resources through responsible development will create jobs and benefit all Canadians. The resource sector offers particular benefits for Canada’s North. The Government is improving the Northern regulatory system and taking other important steps to support resource development in the North.

To maximize the value that Canada draws from our natural resources, Economic Action Plan 2012 introduced significant system-wide improvements to achieve the goal of “one project, one review” in a clearly defined time period, streamlined the review process for major economic projects, enhanced consultation with Aboriginal peoples, and strengthened environmental protection and pipeline and marine safety. As an example of this commitment to maximize the benefits derived from natural resources, the Government is providing $4.4 million over three years to the Ring of Fire Capacity Building Initiative, through the Federal Economic Development Initiative for Northern Ontario. This initiative will provide targeted support to communities directly adjacent to the Ring of Fire for activities such as business skills development, strategic business planning and Aboriginal youth engagement, to ensure that First Nations benefit fully from resource development opportunities associated with Ring of Fire projects. The Government’s comprehensive Responsible Resource Development plan will create jobs, growth and long-term prosperity while strengthening protection of the environment for future generations of Canadians.

The agricultural and fisheries sectors are important contributors to the Canadian economy, producing safe and high-quality products for the domestic market and for export around the world. The Government remains committed to pursuing policies that support the competitiveness of these sectors while promoting sustainable management, now and over the long term.

Through Economic Action Plan 2013, the Government is taking steps to support mineral exploration and fisheries.

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Supporting Junior Mineral Exploration

Economic Action Plan 2013 proposes to extend the 15-per-cent Mineral Exploration Tax Credit for flow-through share investors for an additional year.

The 15-per-cent Mineral Exploration Tax Credit helps junior mineral exploration companies raise capital by providing an incentive to investors in flow-through shares issued to finance mineral exploration. Over recent years, it is estimated that the credit helped junior mining companies raise an average of about $800 million annually in new financing for grassroots exploration. This credit is in addition to the deduction provided to the investor for the exploration expenses “flowed through” from the company that issues the shares.

The credit is scheduled to expire on March 31, 2013. However, given the ongoing economic uncertainty and to support the mineral exploration efforts of junior mining companies, Economic Action Plan 2013 proposes to extend the credit for an additional year, until March 31, 2014.

It is estimated that the extension of this measure will result in a net reduction of federal revenues of $100 million over the 2013–14 to 2014–15 period.

Improving the Conditions for a Sustainable Aquaculture Sector

Economic Action Plan 2013 proposes to provide $57.5 million over five years to enhance regulatory certainty for the aquaculture sector.

Aquaculture production has been growing rapidly worldwide due to increasing demand for fish and seafood. Currently, aquaculture accounts for approximately 50 per cent of seafood for human consumption. With our extensive coastline, healthy and productive waters, skilled workforce, and world-class research facilities, Canada is recognized internationally as one of the best places in the world to establish aquaculture operations.

In 2008, the Government launched the Sustainable Aquaculture Program to provide a foundation for the development of an economically viable and ecologically sustainable aquaculture industry in Canada. To build on the progress achieved to date, Economic Action Plan 2013 proposes to provide $57.5 million over five years to streamline the aquaculture regulatory regime, to conduct scientific research in support of regulatory decision making, and to report on the environmental and economic performance of the sector.

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Supporting First Nations Fishing Enterprises

Economic Action Plan 2013 proposes to provide $33.1 million in 2013–14 to extend the Atlantic Integrated Commercial Fisheries Initiative and the Pacific Integrated Commercial Fisheries Initiative.

The Atlantic and Pacific Integrated Commercial Fisheries Initiatives are designed to integrate First Nations fishing enterprises into existing commercial fisheries in order to provide economic opportunities for First Nations fishermen and to improve the overall management of fisheries on the Atlantic and Pacific coasts. Through these and related programs, the Government has invested over $730 million to provide First Nations access to commercial fisheries and to assist in building sustainable commercial fisheries enterprises.

To build on the progress achieved to date and to continue promoting the integration of commercial fisheries, Economic Action Plan 2013 proposes to provide $33.1 million in 2013–14 to Fisheries and Oceans Canada to extend the Atlantic and Pacific Integrated Commercial Fisheries Initiatives.

Supporting Farmers

Economic Action Plan 2013 highlights the Government’s significant investments in support of the agricultural sector.

In September 2012, federal, provincial and territorial governments reached agreement on the new Growing Forward 2 agricultural policy framework. Under the new five-year agreement, governments will invest over $3 billion in strategic initiatives for innovation, competitiveness and market development. Governments will also continue to deliver an effective suite of Business Risk Management programs, to provide assistance to farmers in cases of severe market volatility and disasters.

Since August 1, 2012, western Canadian grain farmers have had the freedom to market their grain to the organization of their choice. In 2012, the Government committed nearly $350 million to the interim Canadian Wheat Board to cover the extraordinary costs of adjusting to operate in an open market.

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Increasing the Restricted Farm Loss Deduction Limit

Economic Action Plan 2013 proposes to increase the limit that restricts the deductibility of farming losses in some cases.

The restricted farm loss income tax rules apply to part-time farmers. These tax rules limit the amount of farm losses that can be applied against income from other sources. The current limit of $8,750 has not been increased in 20 years. Economic Action Plan 2013 proposes to double the limit to $17,500 to increase support to Canadian families involved in part-time farming.

It is estimated that this change will reduce federal revenues by $5 million in each of 2013–14 and 2014–15.

The Government Has Made Significant Investments in Agriculture Since 2006

Under the Growing Forward framework agreement, federal, provincial and territorial governments committed $2.4 billion for investments in the agricultural sector to support innovation, markets and trade, business development, food safety and the environment. In addition, governments have provided more than $10 billion in payments under Business Risk Management programs to help farmers manage income declines.

The federal government has also provided additional support to the sector through a number of initiatives designed to respond to immediate pressures and to enhance the long-term competitiveness of Canadian agriculture. Examples include:

•   $500 million to establish the Agricultural Flexibility Fund to improve the sector’s competitiveness and help it adapt to cost of production pressures.

•   $370 million to support rationalization and debt restructuring in the hog industry.

•   Over $300 million to support an exit strategy for tobacco producers.

•   $50 million to support increased slaughter capacity.

•   $50 million for the Agricultural Innovation Program to support the development and commercialization of innovative new products, technologies, processes and services.

•   $44 million to transition the Canadian Grain Commission to a sustainable funding model.

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Building on Canada’s Financial Sector Advantage

Canadians benefit from a strong and healthy financial sector. The sector plays a fundamental role transforming savings into productive reinvestment in the economy, facilitating the efficient management of risk, and providing the payments infrastructure necessary for the exchange of goods, services and financial assets. As a source of high-quality jobs, employing nearly three-quarters of a million Canadians, and significant tax revenues, it makes a substantial contribution to the Canadian economy. Moreover, Canada’s large banks and insurance companies are also increasingly successful in international markets, thereby yielding more and higher-quality jobs at home.

Canada’s financial system is widely considered one of the most resilient and best regulated in the world. For the fifth year in a row, the World Economic Forum has recognized our banking system as the soundest in the world. The 6 largest Canadian banks were among the top 25 in Bloomberg’s most recent list of the world’s strongest banks (including 4 banks among the top 10, more than any other country) and the credit ratings of Canadian banks continue to be among the highest in the world.

Since the start of the global financial crisis, the Government has implemented a number of measures to maintain Canada’s financial sector advantage. These measures are designed to reinforce the stability of the sector and protect Canadian consumers. Economic Action Plan 2013 proposes new initiatives that will build on Canada’s financial sector advantage.

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Ensuring That Our Financial System Remains Strong

Reinforcing the Housing Finance Framework

Economic Action Plan 2013 will implement changes to limit the use of portfolio insurance and prohibit the use of any government-backed insured mortgage as collateral in securitization vehicles that are not sponsored by Canada Mortgage and Housing Corporation.

Mortgage insurance is a significant component of Canada’s financial stability framework, and also serves to facilitate Canadian homebuyers’ access to mortgage credit. This is especially true where homebuyers make a down payment of less than 20 per cent of the purchase price of the property as federally regulated lenders are required by law to obtain mortgage insurance on these high loan-to-value mortgages. This insurance is backed by Canadian taxpayers.

Consistent with actions taken relative to high-ratio mortgages since 2008, the Government will implement new measures related to insurance of portfolios of low-ratio mortgages.

Financial institutions significantly increased purchases of portfolio insurance during the financial crisis because pools of insured mortgages were more easily used in bank funding vehicles, particularly Canada Mortgage and Housing Corporation (CMHC) securitization programs. More recently, financial institutions have used portfolio insurance for new purposes, such as capital and liquidity management.

With the financial crisis well behind us, the Government is amending the rules for portfolio insurance to increase market discipline in residential lending and reduce taxpayer exposure to the housing sector. The changes will include gradually limiting the insurance of low-ratio mortgages to only those mortgages that will be used in CMHC securitization programs. In addition, the Government intends to prohibit the use of any taxpayer-backed insured mortgage, both high and low ratio, as collateral in securitization vehicles that are not sponsored by CMHC. These measures will restore taxpayer-backed portfolio insurance to its original purpose of allowing access to funding for mortgage assets. The Government will consult with industry stakeholders on implementation details and the timing of these measures.

Financial institutions will continue to have access to a broad array of financing options, including the recently implemented framework for covered bonds.

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Strengthening the Regulation of Capital Markets

The Government’s preferred approach to improving the regulation of Canada’s capital markets is through a common securities regulator established cooperatively with provinces and territories. If a timely agreement cannot be reached on a common regulator, the Government will propose legislation to carry out its regulatory responsibilities consistent with the decision rendered by the Supreme Court of Canada.

In the Reference re Securities Act of December 2011, the Supreme Court of Canada found that Parliament has a role in securities regulation regarding matters of genuine national importance and scope, including maintaining the integrity and stability of the financial system, preserving fair, efficient and competitive national capital markets, and preventing and responding to systemic risks, such as those posed by over-the-counter derivatives.

In its decision, the Supreme Court indicated that “each level of government has jurisdiction over some aspects of the regulation of securities and each can work in collaboration with the other to carry out its responsibilities.” Since the Reference, the Government has consulted with provinces and territories on establishing a common securities regulator on a cooperative basis as outlined by the Court.

The Government would be prepared to delegate the administration of its own securities legislation to a common securities regulator if a critical mass of provinces and territories were willing to do the same. The Government would support an agreement with willing provinces and territories to establish a common regulator with the following elements:

•	The common regulator should administer a single set of rules.

•	It should be operationally independent and self-funded through a single, simplified set of fees.

•	It should be directed by a professional board of directors with broad capital markets-related expertise.

•

A common regulator would also preserve the elements of the current system that work well, such as maintaining regulatory offices in each participating jurisdiction, with the capacity and resources to serve market participants locally.

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Canada is the only industrialized country without a national securities regulator. By pooling provincial, territorial and federal jurisdiction and expertise, Canada could have a world-leading securities regulatory regime that contributes to a stronger national economy and allows Canada to better compete in global capital markets. Canadian businesses would be able to raise funds throughout Canada more quickly and at lower cost, which would stimulate investment. Businesses would also benefit from more expedited regulatory decisions.

The Government’s preferred approach is to improve the regulation of Canada’s capital markets through a cooperatively established common securities regulator. If a timely agreement cannot be reached, the Government will propose legislation to ensure that it can carry out its regulatory responsibilities for capital markets consistent with the decision of the Supreme Court of Canada. This will include the capacity to monitor, prevent and respond to systemic risks emerging from capital markets. A federal capital markets regulatory framework would be applied consistently on a national basis and would not displace provincial securities commissions, which would still manage the day-to-day regulation of securities activities.

The Government proposes to extend the mandate of the Canadian Securities Transition Office to ensure that its resources remain available as work continues to strengthen the regulation of Canada’s capital markets.

Furthering Over-the-Counter Derivatives Reform

The Government will continue to review federal legislation and, where appropriate, introduce further changes to support the over-the-counter derivatives reform agenda.

The Government has taken a number of actions to support the stability of the Canadian financial system and has been an early implementer of the G-20 financial reform agenda. In Economic Action Plan 2012, the Government brought forward measures to support central clearing of standardized over-the-counter derivatives transactions—a key G-20 commitment—and to reinforce Canada’s financial stability framework. On January 1, 2013, Canada implemented Basel III capital requirements, among the first jurisdictions to do so. The Government will continue to review federal legislation and, where appropriate, introduce further changes to support the over-the-counter derivatives reform agenda.

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Streamlining Conflict of Interest Provisions

The Government will examine whether the conflict of interest provisions contained in the financial sector statutes remain consistent with the overall Government policy as outlined in the Conflict of Interest Act.

To ensure the continued strong governance and oversight of federally regulated financial institutions, the Government will examine whether the conflict of interest provisions contained in the financial sector statutes remain consistent with overall Government policy as outlined in the Conflict of Interest Act.

Establishing a Risk Management Framework for Domestic Systemically Important Banks

Economic Action Plan 2013 will implement a comprehensive risk management framework for Canada’s systemically important banks.

Canada’s large banks are a source of strength for the Canadian economy. Our large banks have become increasingly successful in international markets, creating jobs at home.

The Government also recognizes the need to manage the risks associated with systemically important banks—those banks whose distress or failure could cause a disruption to the financial system and, in turn, negative impacts on the economy. This requires strong prudential oversight and a robust set of options for resolving these institutions without the use of taxpayer funds, in the unlikely event that one becomes non-viable.

The Government intends to implement a comprehensive risk management framework for Canada’s systemically important banks. This framework will be consistent with reforms in other countries and key international standards, such as the Financial Stability Board’s Key Attributes of Effective Resolution Regimes for Financial Institutions, and will work alongside the existing Canadian regulatory capital regime. The risk management framework will include the following elements:

•	Systemically important banks will face a higher capital requirement, as determined by the Superintendent of Financial Institutions.

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•

The Government proposes to implement a “bail-in” regime for systemically important banks. This regime will be designed to ensure that, in the unlikely event that a systemically important bank depletes its capital, the bank can be recapitalized and returned to viability through the very rapid conversion of certain bank liabilities into regulatory capital. This will reduce risks for taxpayers. The Government will consult stakeholders on how best to implement a bail-in regime in Canada. Implementation timelines will allow for a smooth transition for affected institutions, investors and other market participants.

•	Systemically important banks will continue to be subject to existing risk management requirements, including enhanced supervision and recovery and resolution plans.

This risk management framework will limit the unfair advantage that could be gained by Canada’s systemically important banks through the mistaken belief by investors and other market participants that these institutions are “too big to fail.”

Supporting the Financial Sector’s Contribution to the Economy

Supporting International Growth of the Canadian Financial Sector

Economic Action Plan 2013 will enhance the Government’s support for the strategic international expansion of Canadian financial institutions.

The Government will enhance its activities aimed at promoting the Canadian financial sector internationally. As part of the Government’s efforts to intensify Canada’s pursuit of new and deeper trade relationships, it will partner with financial institutions to promote the Canadian brand with key decision makers in foreign markets. Strategic expansion of Canadian financial institutions internationally will create skilled financial sector jobs in Canada and allow the industry to increase its contribution to the Canadian economy.

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Strengthening Financial Institution Governance

Economic Action Plan 2013 will propose to remove some residency requirements to provide flexibility for financial institutions to efficiently structure the committees of their boards of directors.

As Canadian financial institutions are global and growing in prominence, the Government will propose to allow financial institutions more flexibility regarding the residency of members of board committees while maintaining the requirement that the majority of board members be Canadian residents. This would achieve a better balance between flexibility for institutions and continuing to ensure that financial institution boards have a strong Canadian presence.

Strengthening the Governance of the Canada Pension Plan Investment Board

The Government will consult with provinces on permitting qualified persons who are not resident in Canada to serve on the board of directors of the Canada Pension Plan Investment Board.

The Canada Pension Plan Investment Board (CPPIB) has become one of the largest pension funds in the world, with total assets of $172.6 billion as at December 31, 2012. In prudently managing these funds for the benefit of current and future plan members, the CPPIB invests a significant proportion of its assets outside of Canada. Currently, only Canadian residents can serve on the CPPIB’s 12-person board of directors. At this stage of its evolution, the CPPIB’s board of directors might benefit from having access to the international talent pool. The Government will therefore consult provinces on permitting a limited number of qualified persons who are not resident in Canada to serve on the board of directors of the CPPIB, and if there is sufficient support, introduce the necessary changes to the Canada Pension Plan Investment Board Act.

The Government is committed to ensuring the proper management and ongoing sustainability of the Canada Pension Plan. The Government proposes to make the necessary amendments to ensure that the Canada Revenue Agency can accurately identify, calculate and reimburse overpayments made to the Quebec Pension Plan (QPP) in a given year by QPP contributors living outside of Quebec.

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Improving Corporate Transparency

The Government will consult Canadians on the issue of corporate transparency, with a focus on bearer shares and the ability of competent authorities to access information on corporate beneficial ownership.

Accurate and accessible information on individuals that own or control private corporations assists law enforcement and other government agencies in the fight against money laundering, terrorist financing and tax evasion by improving the ability to trace and detect criminal funds in the Canadian financial sector. As part of a broader public consultation on the Canada Business Corporations Act, the Government will consult on the issue of corporate transparency, with a focus on bearer shares and the ability of competent authorities to access information on corporate beneficial ownership. The Government will also seek input on other issues raised in the 2010 report by the Standing Committee on Industry, Science and Technology and topics raised by stakeholders.

Encouraging Competitive Financial Services

Economic Action Plan 2013 will review the regulatory framework to ensure that new financial institutions can emerge, grow and compete to offer Canadians better products and services.

Consumers are best served by the financial services sector when the regulatory framework allows new financial institutions to emerge, grow and compete to offer Canadians better products and services. A competitive and efficient financial sector also benefits businesses and the broader economy. The Government will review the regulatory framework, including the process for approval of new financial institutions, to ensure that it promotes the entry and growth of smaller institutions, while preserving the safety and soundness of the sector.

Improving the Currency System

The Government will continue to work with the Royal Canadian Mint to improve the efficiency of the currency system.

In Economic Action Plan 2012, the Government took steps to lower costs and modernize the currency system by phasing out the penny as well as changing the composition of $1 and $2 coins, using more cost-effective steel-plated technology. The Government will continue to work with the Royal Canadian Mint to improve the efficiency of the currency system.

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Keeping Taxes Low for Job-Creating Businesses

A Competitive Business Tax System

A competitive business tax system plays a key role in supporting businesses in all sectors of the Canadian economy to invest, grow and thrive. The Government has implemented broad-based tax reductions that support investment and growth, and is delivering more than $60 billion of tax relief to job-creating businesses over 2008–09 and the following five fiscal years.

To spur investment and productivity, the Government has taken the following key actions:

•

The federal general corporate income tax rate was reduced to 15 per cent in 2012 from 21 per cent in 2007, and the corporate surtax that represented an additional 1.12 percentage points was eliminated in 2008 for all corporations.

•

The federal capital tax was eliminated in 2006. The Government also provided a temporary financial incentive to encourage the provinces to eliminate their general capital taxes, or to otherwise replace their capital taxes on financial institutions with a minimum tax. The last provincial general capital tax was eliminated in 2012.

•	The small business tax rate was reduced to 11 per cent in 2008 from 12 per cent in 2007, and the amount of income eligible for this lower rate was increased to $500,000 in 2009.

•

The Lifetime Capital Gains Exemption on qualified small business shares was raised to $750,000 from $500,000 in Budget 2007, the first increase in the exemption since 1988. Economic Action Plan 2013 proposes to further increase the Lifetime Capital Gains Exemption to $800,000 in 2014 and to index the new limit to inflation.

•

A temporary accelerated capital cost allowance for investment in manufacturing or processing machinery and equipment has been provided since 2007. Economic Action Plan 2013 proposes to extend the temporary accelerated capital cost allowance for two additional years, through 2015, so that the manufacturing and processing sector can further invest to increase productivity.

•	Canada’s system of international taxation was improved in order to better support cross-border trade and investment.

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•

Special tax preferences for certain activities, sectors or business structures were eliminated or phased out in order to encourage investment to flow to its most productive uses. For example, the Government took action to phase out all tax preferences for oil sands producers relative to the conventional oil & gas sector.

These actions are working to improve Canada’s overall business environment and tax competitiveness and have resulted in Canada having the lowest overall tax rate on new business investment in the G-7 (Chart 3.2.5). They are part of a policy framework that increases the productive capacity of the Canadian economy as well as Canadian living standards. Lower general corporate income tax rates and other tax changes have increased the expected rate of return on investment and reduced the cost of capital, giving businesses strong incentives to invest and hire in Canada. Low taxes increase the level of investment in the Canadian economy, while a more neutral tax system improves the allocation of this investment throughout the economy. The combination of a larger and a better allocated stock of capital will, in turn, increase Canada’s productive capacity and raise living standards.

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The marginal effective tax rate is an internationally recognized comprehensive indicator of the tax burden on new business investment. It combines into a single measure the statutory income tax rate, deductions and credits associated with purchasing capital goods, and parameters related to the financial structure of firms and their cost of capital.

The competitiveness of Canada’s business tax system is supported by third-party analysis. The KPMG publication Competitive Alternatives 2012 rigorously analyzed the impact of federal, state, provincial and municipal taxes on business operations. KPMG concluded that Canada’s total business tax costs are the lowest in the G-7 and more than 40 per cent lower than those in the United States.

The Government’s low-tax plan is helping to guide the Canadian economy along the path of sustainable economic growth. Real business investment in Canada is now 8.1 per cent higher than its pre-recession peak, while no other G-7 country has even recovered to its pre-recession level. This significant growth in business investment increases the amount of machinery, equipment, information technology and other physical capital in the economy. A larger stock of capital, in turn, increases Canada’s productive capacity, creates jobs and raises living standards.

Improving the Canadian tax system to help Canadian businesses compete globally in this period of economic uncertainty requires collaboration among all levels of government. Provinces and territories have taken important actions to enhance Canada’s business tax advantage and contribute to a strong foundation for future growth.

The Government of Canada and provincial and territorial governments have also collaborated to improve the efficiency and simplicity of the tax system, for example by entering into income tax collection agreements. Work is ongoing to improve and enhance the application and administration of these agreements.

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Enhancing the Neutrality of the Tax System

Phasing Out Tax Preferences for Capital Expenditures in the Mining Sector

Economic Action Plan 2013 proposes to phase out the accelerated capital cost allowance for capital assets used in new mines and major mine expansions and to reduce the rate at which pre-production mine development expenses may be deducted for tax purposes.

In 2006, the Government committed to examine opportunities to make the tax system more neutral across sectors to help ensure that investment is directed toward its most productive uses. The Government further committed in 2009, along with other G-20 countries, to “rationalize and phase out over the medium term inefficient fossil fuel subsidies.” In support of these commitments, the Government took action in Budget 2007 and Budget 2011 to phase out all tax preferences for oil sands producers relative to the conventional oil & gas sector. In addition, Economic Action Plan 2012 announced the phase-out of the Atlantic Investment Tax Credit for the oil & gas and mining sectors.

As a first step in making the tax system more neutral between mining and other industries, Economic Action Plan 2012 announced the phase-out of the Corporate Mineral Exploration and Development Tax Credit. Economic Action Plan 2013 takes further action toward this objective. It proposes to phase out tax preferences for capital expenditures in the mining sector by aligning the deduction rates of capital assets in the mining sector with those available in the oil & gas sector:

•	the accelerated capital cost allowance for capital assets used in new mines and major mine expansions will be phased out; and

•	the deduction rate for pre-production mine development expenses will be reduced.

These measures will improve the neutrality of the tax system and the allocation of investment and capital within the Canadian economy. Actions taken by the Government since 2006, including corporate income tax rate reductions and the elimination of the federal capital tax, have increased the competitiveness of Canada’s business tax system, including for the mining sector.

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The alignment of deduction rates in the mining sector with those available in the oil & gas sector will apply to the mining sector generally, including coal producers. These measures constitute further action that the Government is taking in support of its G-20 commitment.

Phasing Out the Additional Deduction for Credit Unions

Economic Action Plan 2013 proposes to phase out the additional deduction for credit unions to improve the neutrality and fairness of the tax system.

The small business deduction provides a preferential income tax rate, on up to $500,000 per year of qualifying business income, to Canadian-controlled private corporations (CCPCs) with taxable capital employed in Canada of less than $15 million. Credit unions have access to this preferential income tax rate on the same basis as CCPCs.

An additional deduction, available only to credit unions, provides access to the preferential income tax rate for income that is not eligible for the small business deduction. The additional deduction for credit unions was implemented in the early 1970s to provide credit unions with access to the small business deduction on a basis similar to that for CCPCs. Since that time, the design of the small business deduction has changed significantly. As a result of those changes, the additional deduction now provides credit unions with access to the preferential income tax rate that is not available to CCPCs. Quebec has already taken action by eliminating special access to its reduced provincial tax rate for credit unions in 2003.

To improve the neutrality and fairness of the tax system, Economic Action Plan 2013 proposes to phase out the additional deduction for credit unions over five years, beginning in 2013.

It is estimated that the phase-out of the additional deduction for credit unions will increase federal revenues by $35 million over the 2013–14 to 2014–15 period.

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Tax Simplification and Compliance

Economic Action Plan 2013 announces a number of measures to make the tax system simpler, and to facilitate and improve compliance.

The Government is committed to making the tax system simpler and putting in place the right framework to ensure tax compliance. In support of these objectives, Economic Action Plan 2013 announces the following measures:

•	The Canada Revenue Agency (CRA) will make improvements to help taxpayers meet their filing obligations with respect to Form T1135 (the Foreign Income Verification Statement).

•

Economic Action Plan 2013 proposes to amend the tax rules to make it less time-consuming for pension administrators and employers to refund a contribution made to a Registered Pension Plan as a result of a reasonable error.

•

Economic Action Plan 2013 proposes to reduce the compliance burden for employers under the Goods and Services Tax/Harmonized Sales Tax (GST/HST) pension plan rules by allowing an employer and a pension plan to not account for deemed tax or for actual tax in certain circumstances.

•

Economic Action Plan 2013 proposes new administrative monetary penalties and criminal offences to deter the use, possession, sale and development of electronic suppression of sales software that is designed to falsify records for the purpose of tax evasion.

•

Economic Action Plan 2013 proposes to improve the effectiveness of tax compliance programs by giving the Minister of National Revenue the authority to withhold GST/HST refunds to businesses until all the required business identification information is provided to the CRA.

Details on these measures are provided in Annex 2.

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Combating International Tax Evasion and Aggressive Tax Avoidance

Economic Action Plan 2013 proposes a number of measures to address international tax evasion and aggressive tax avoidance.

International tax evasion and aggressive tax avoidance entail a fiscal cost to governments and taxpayers worldwide, and are unfair to businesses and individuals who play by the rules. The Government of Canada is committed to protecting the revenue base and ensuring public confidence in the fairness and equity of the tax system. Accordingly, Economic Action Plan 2013 proposes to:

•

Require certain financial intermediaries including banks to report international electronic funds transfers of $10,000 or more to the CRA. Funding of $15 million over five years will be provided to the CRA for this initiative.

•

Extend the normal reassessment period by three years for a taxpayer who has failed to report income from a specified foreign property on their annual income tax return and failed to properly file the Foreign Income Verification Statement (Form T1135).

•

Revise Form T1135 reporting to provide more detailed information including the names of specific foreign institutions and countries where offshore assets are located and the foreign income earned on those assets.

•	Streamline the process for the CRA to obtain information concerning unnamed persons from third parties such as banks.

The CRA will also launch the Stop International Tax Evasion Program aimed at reducing international tax evasion and avoidance. Under this program, the CRA will pay rewards to individuals with knowledge of major international tax non-compliance when they provide information to the CRA that leads to the collection of outstanding taxes due. The CRA will pay a reward to an individual only if the information results in total additional assessments exceeding $100,000 in federal tax. In this way, the CRA will target high-income taxpayers who attempt to evade or avoid tax using complex international legal arrangements. A reward will not be paid to an individual who has been convicted of tax evasion in connection with the non-compliance.

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A number of other countries that are members of the Organisation for Economic Co-operation and Development (OECD), including the United States, the United Kingdom and Germany, already provide rewards for information regarding taxpayer non-compliance.

In addition to the implementation of these new measures, the CRA will increase compliance and audit efforts and activities to combat international tax evasion and aggressive tax avoidance. This will improve the effectiveness of these new measures.

Tax Treaties and Tax Information Exchange Agreements

The Government continues to actively negotiate and conclude tax treaties to reduce tax barriers to international trade and investment, combat tax evasion and avoidance, strengthen Canada’s bilateral economic relationships, and create enhanced opportunities for Canadian businesses abroad. Since Economic Action Plan 2012 and as of March 1, 2013:

•	A new tax treaty with Colombia has come into force.

•	A protocol to update the tax treaty with Singapore has come into force.

•	New tax treaties with Hong Kong, New Zealand, Poland and Serbia have been signed.

•	A protocol to update the tax treaty with Luxembourg has been signed.

•	An agreement concerning the exchange of information provisions of the Canada-Switzerland Tax Treaty has been signed.

•	Tax information exchange agreements (TIEAs) with Aruba, Costa Rica and Saint Lucia have come into force.

•	TIEAs with Liechtenstein and Uruguay have been signed.

Canada now has 90 tax treaties in force, 11 tax treaties and protocols signed but not yet in force, and 8 tax treaties under negotiation.

The Government is committed to combating international tax evasion and to ensuring tax fairness by implementing the standard developed by the OECD for the effective exchange of tax information in tax treaties and in TIEAs. Since 2007, the Government has brought into force 16 TIEAs, signed 2 TIEAs that are not yet in force and is actively negotiating TIEAs with 12 other jurisdictions.

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The Government is also engaged in negotiations with the U.S. for an agreement to enhance information exchange under the Canada-United States Tax Treaty. The agreement would include information exchange provisions in support of the United States Foreign Account Tax Compliance Act provisions.

Under the agreement, information exchange would be improved on a reciprocal basis to facilitate tax compliance in both countries. The agreement would reflect a commitment by Canada and the United States to work with other partners on adapting the terms of the agreement to a common model for automatic exchange of information.

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Table 3.2.1

Helping Manufacturers and Businesses Succeed in the Global Economy

millions of dollars

	2012–13	2013–14	2014–15	Total

Strengthening the Competitiveness of the Manufacturing Sector
Tax Relief for New Manufacturing Machinery and Equipment			140	140
Strengthening the Competitiveness of Major Manufacturing Industries
Helping Southern Ontario Prosper			184	184
Aerospace and Space Sectors
Creation of an Aerospace Technology Demonstration Program			11	11
Supporting Forestry Innovation and Market Development			47	47
Subtotal—Strengthening the Competitiveness of the Manufacturing Sector			382	382

Supporting Small Businesses
Expanded Support for Small Businesses
Expansion and Extension of Hiring Credit for Small Business	56	169		225
Increasing and Indexing the Lifetime Capital Gains Exemption		5	15	20
Subtotal—Supporting Small Businesses	56	174	15	245

Growing Trade and Investment
Strengthening Canada’s Foreign Trade Zone Advantage		1	1	3
Subtotal—Growing Trade and Investment		1	1	3

Responsible Resource Development
Supporting Junior Mineral Exploration		135	-35	100
Improving the Conditions for a Sustainable Aquaculture Sector		12	12	23
Supporting First Nations Fishing Enterprises		33		33
Supporting Farmers
Increasing the Restricted Farm Loss Deduction Limit		5	5	10
Subtotal—Responsible Resource Development		185	-19	166

Keeping Taxes Low for Job-Creating Businesses
Combating International Tax Evasion and Aggressive Tax Avoidance
International Electronic Funds Transfers		2	5	6
Subtotal—Keeping Taxes Low for Job-Creating Businesses		2	5	6

Total—Helping Manufacturers and Businesses Succeed in the Global Economy	56	362	385	802
Less funds existing in the fiscal framework		45	247	291

Net fiscal cost	56	317	138	511
Note:	Totals may not add due to rounding.

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Chapter 3.3

The New Building Canada Plan

Highlights

✓

Over $53 billion in investments, including over $47 billion in new funding in support of local and economic infrastructure projects over 10 years under a new Building Canada plan starting in 2014–15, including:

–	$32.2 billion over 10 years under a Community Improvement Fund to build roads, public transit, recreational facilities and other community infrastructure across Canada.

–	$14 billion for a new Building Canada Fund to support major economic projects of national, regional and local significance.

–	$1.25 billion for the renewal of the P3 Canada Fund to continue supporting innovative ways to build infrastructure projects faster and provide better value for Canadian taxpayers through public-private partnerships.

–	$6 billion to provinces, territories and municipalities under current infrastructure programs in 2014–15 and beyond.

✓	Significant investments in First Nations infrastructure such as roads, bridges, energy systems as well as other First Nations infrastructure priorities, including:

–	$155 million over 10 years from the new Building Canada Fund, in addition to allocations from the Gas Tax Fund.

–	Approximately $7 billion over the next 10 years under existing programming to build, operate and maintain infrastructure on reserve.

✓	Over $10 billion in investments in federal public infrastructure assets, including:

–	$124.9 million to build a bridge-causeway between Nuns’ Island and the Island of Montreal, as part of the New Bridge for the St. Lawrence that will replace the Champlain Bridge.

–	$25 million over three years to advance the Windsor-Detroit International Crossing project.

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–	$54.7 million in 2013–14 to support VIA Rail’s operations and $58.2 million over five years to maintain passenger rail services for remote communities that have limited access to the national transportation network.

–	Up to $5 million in 2013–14 to support the rehabilitation of the Port Weller Dry Docks.

–	Further funding for the rehabilitation of the Parliamentary Precinct.

–	$248 million over five years to strengthen Canada’s meteorological services, which includes new investments in federal infrastructure.

–	$19 million in 2013–14 for improvements to highways and associated bridges that pass through Canada’s national parks.

–	Investments in other federal infrastructure assets, including bridges, small craft harbours, ports, military bases and departmental accommodations across the country.

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The New Building Canada Plan

Investments in Canada’s public infrastructure create jobs, economic growth and provide a high quality of life for families in every city and community across the country. Canada’s prosperity is supported by a vast and complex network of highways and roads, water and wastewater infrastructure, transit systems and recreational and cultural facilities. This network reaches into every community and touches every Canadian.

Provincial, territorial and municipal governments own and maintain roughly 95 per cent of Canada’s public infrastructure. At the same time, the Government of Canada is the custodian of an infrastructure portfolio with strategic importance, including a wide range of transportation-related assets such as airports, ports and bridges.

In recognition of the importance of modern and efficient public infrastructure for the country’s economic prosperity and quality of life, the Government has made significant investments since 2006 to build roads, bridges, ports, subways, commuter rail and other public infrastructure. The Government has done so through a new approach to federal funding for provincial, territorial, and municipal infrastructure, starting with the 2007 Building Canada plan and subsequent investments. Through this approach, the Government provided comprehensive, flexible and predictable support to help provinces, territories and municipalities plan and to modernize their infrastructure assets.

Since 2006, governments across Canada have worked together to build modern and efficient public infrastructure in every community. Through the 2007 Building Canada plan, infrastructure stimulus measures and other infrastructure initiatives, the federal government has supported over 43,000 projects in Canada that have created jobs and economic growth and contributed to a higher quality of life for Canadian families.

Under the $33-billion Building Canada plan launched in 2007, the largest federal investment in infrastructure in Canadian history, the federal government has supported over 12,000 provincial, territorial and municipal infrastructure projects across Canada such as subways, commuter rail, highways and bridges.

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Close to an additional 30,000 projects have been completed with support from the federal government under the infrastructure component of the stimulus phase of the Economic Action Plan launched in Budget 2009. Close collaboration between the federal government and provincial, territorial and municipal partners allowed stimulus infrastructure funding to be delivered quickly and efficiently.

Economic Action Plan 2012 announced an additional $150 million in infrastructure funding under the Community Infrastructure Improvement Fund to support the rehabilitation and improvement of existing community facilities. To date, 1,400 projects have been funded and further projects will be announced over the coming months.

Through these investments, the Government will have provided unprecedented support for provincial, territorial and municipal infrastructure projects. This includes:

•

Investments in public transit—contributing to reducing traffic congestion and the cost of gridlock, facilitating access for Canadians to jobs, education, health care services and social activities. This includes federal contributions for:

–	The Evergreen Line, a rapid light rail transit project in British Columbia delivered through a public-private partnership—supported by a federal contribution of up to $350 million under the Building Canada Fund.

–	The Region of Waterloo Rapid Transit Project, a 36-kilometre rapid transit corridor—supported by a federal contribution of up to $263 million under the Building Canada Fund.

–	The Toronto-York Spadina Subway Extension, an 8.6-kilometre extension including six new stations—supported by a federal contribution of up to $622 million under the Building Canada Fund.

–	The Ottawa Light Rail Transit project, to make public transit faster and more efficient for commuters—supported by a federal contribution of up to $600 million under the Building Canada Fund and the Canada Strategic Infrastructure Fund.

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•

Investments in roads, highways and bridges—making our transportation systems more efficient and contributing to long-term economic growth and productivity by lowering the cost to firms of producing and bringing their goods and services to market. Projects supported include:

–	The replacement of the Nordenskjold Bridge in Carmacks, Yukon by a modern two-lane crossing serving the local community and the mining industry—supported by a federal contribution of $1 million under the Infrastructure Stimulus Fund.

–	Construction of an all-season gravel road from Inuvik to Tuktoyaktuk in the Northwest Territories—supported by a federal contribution of up to $200 million.

–	The North Saskatchewan River Crossing, a critical component to the completion of the overall Northeast Anthony Henday Drive in Edmonton—supported by a federal contribution of up to $36.8 million under the P3 Canada Fund.

–	The Southeast Calgary Stoney Trail Ring Road, a local road project in Calgary delivered through a public-private partnership—supported by a federal contribution of up to $100 million under the Building Canada Fund.

–	The Disraeli Bridges project in Winnipeg—supported by a federal contribution of $18.3 million under the Gas Tax Fund.

–	The Highway 8 expansion in Kitchener, Ontario to improve efficiency, mobility and safety of the highway—supported by a $29.9 million contribution under the Building Canada Fund.

–	The completion of Phase II of Highway 30 connecting Vaudreuil-Dorion to Chateauguay in Quebec, delivered though a public-private partnership—supported by a federal contribution of $705 million under the Building Canada Fund.

–	Upgrades to the Charlottetown Perimeter Highway to improve efficiency on the busiest section of the highway on Prince Edward Island—supported by a federal contribution of $7.3 million under the Infrastructure Stimulus Fund.

–	The Highway 104 Antigonish Project in Nova Scotia, involving the construction of a new 15-kilometre controlled access, four-lane highway—supported by a federal contribution of up to $55 million under the Building Canada Fund.

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•	Investments in ports and airports—modernizing facilities, to improve their effectiveness and increase capacity, providing additional transportation options to shippers. This includes projects such as:

–	Enhancements to rail and port operations of the Port of Vancouver to accommodate expected growth in rail and road traffic on the North Shore of Burrard Inlet—supported by a federal contribution of up to $75 million under the Asia-Pacific Gateway and Corridor Initiative.

–	The construction of a new multi-user deep water dock at the Port of Sept-Îles to meet global shipping standards—supported by a federal contribution of up to $55 million under the Gateways and Border Crossings Fund.

–	The expansion of the terminal at the Port of Halifax—supported by a federal contribution of up to $54 million under the Gateways and Border Crossings Fund.

–	The extension of the Deer Lake Regional Airport runway in Newfoundland and Labrador—supported by a federal contribution of $3 million under the Infrastructure Stimulus Fund.

–	The Iqaluit Airport Improvement Project that will bring a new terminal as well as upgraded aeronautical facilities (runway, taxiway and apron) to support the development of air services in the North—supported by a federal contribution of up to $77.3 million under the P3 Canada Fund.

•

Investments in post-secondary institutions—supporting repair, maintenance and construction projects at universities and colleges across Canada through the $2 billion Knowledge Infrastructure Program. An additional $3.2 billion was leveraged from the projects’ partners for a total investment of $5.2 billion in post-secondary infrastructure. Examples of projects supported include:

–	An overhaul of the chemistry facility at Simon Fraser University in British Columbia to bring the laboratories up to modern standards—supported by a federal contribution of $24.4 million.

–	Construction of an addition to the Great Plains College in Saskatchewan to provide new shop space for industry training—supported by a federal contribution of $13.5 million.

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–	Construction of a new medical school at Queen’s University in Ontario to help meet the demand for additional doctors—supported by a federal contribution of $28.8 million.

–	Construction of new facilities at the Collège Lionel-Groulx in Quebec, dedicated to technical programs in theatre, production and theatre interpretation—supported by a federal contribution of $2.4 million.

–	Construction of new classrooms, offices and laboratories at the Crandall University in New Brunswick, allowing the university to double its student enrolment—supported by a federal contribution of $6 million.

–	Retrofit of the Life Sciences Centre at Dalhousie University in Nova Scotia, including new electrical transformers, solar panels to heat water and new energy-efficient windows—supported by a federal contribution of $14.3 million.

•

Investments in community infrastructure—improving the quality of facilities enjoyed by Canadians while supporting job creation in communities across the country through the Community Infrastructure Improvement Fund. Examples of projects include:

–	Modernization of the Stettler Public Library in Alberta—supported by a federal contribution of $250,000.

–	Rehabilitation and expansion of the Saint-Prime Marina in Quebec—supported by a federal contribution of $237,000.

–	Improvements to the accessibility and functionality of the Leif Erikson Park in Yarmouth, Nova Scotia—supported by a federal contribution of $125,000.

–	Renovations to the Northern Frontier Visitors Centre in Yellowknife—supported by a federal contribution of $200,000.

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Facilitating Trade Through the Asia-Pacific Gateway and Corridor Initiative

The Asia-Pacific Gateway and Corridor is a network of major ports in British Columbia, principal road and rail connections stretching across Western Canada and south to the United States, key border crossings and major Canadian airports. It is critical to supporting Canada’s long-term trade agenda and our collective interest in creating jobs and increasing our economic prosperity.

Under the Asia-Pacific Gateway and Corridor Initiative, the federal government has invested $1.4 billion to date in almost 50 infrastructure projects, valued at over $3.3 billion, in partnership with all four Western provinces, municipalities and the private sector. These investments have helped Canadian exports to the Asia-Pacific region reach record levels. Highlights of projects supported by the Initiative include:

•  The construction of a road, rail and utility corridor at the Port of Prince Rupert—supported by a federal contribution of up to $15 million.

•  Investments at the Port of Vancouver to enhance efficiency and safety of operations, including up to $31 million under the South Shore Corridor Project to streamline road and rail movements and up to $19.9 million to increase container capacity at the Deltaport Terminal.

•  Construction of the South Fraser Perimeter Road, a 40-kilometre four-lane road connecting Deltaport to Highway 1 and the Golden Ears Bridge in British Columbia, to act as a designated east-west truck route to enhance international freight movement and reduce impacts on municipal roads—supported by a federal contribution of up to $365 million.

•  Twinning of the Trans-Canada Highway in Banff National Park, supporting trade between the dynamic economies of Alberta and British Columbia—supported by a federal contribution of $267 million.

•  The Global Transportation Hub in Regina to provide proper access to the new larger-capacity terminal—supported by a federal contribution of up to $27 million.

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Annual support for First Nations infrastructure of over $1 billion is provided primarily through Aboriginal Affairs and Northern Development Canada. Significant program investments have been announced since 2006, including:

•

Over $1 billion for drinking water and wastewater infrastructure to address health and safety priorities in communities across Canada. Over the 2010–2012 period alone, 48 major water and wastewater infrastructure projects were completed in First Nations communities.

•

$200 million over two years for school infrastructure on reserve, announced in Budget 2009, which helped to build or renovate 12 schools, part of the over 30 new schools and over 200 renovations on reserve since 2006.

•	Over $170 million for health and policing infrastructure and fuel tanks, resulting in the completion of 175 health and 22 policing infrastructure projects.

•

Over $270 million from the 2007 Building Canada Fund and the Gas Tax Fund for projects such as roads, bridges, energy systems and schools. Combined with other funding sources, 141 road and bridge projects have been completed, and 42 energy systems funded in First Nations communities.

The Government of Canada is custodian of a large portfolio of infrastructure assets such as office buildings, laboratories, roads, bridges, ports, fishing harbours, border facilities, military bases, and many others. Investments since 2006 include:

•	$324 million for the repair and rehabilitation of federally owned bridges.

•	$319 million for border infrastructure, including modernized and expanded border facilities at St. Stephen, New Brunswick; Niagara-on-the-Lake, Ontario; and Pacific Highway, British Columbia.

•

$194 million for capital repairs and rehabilitation of federally-owned ports and airports. This includes various investments to keep these assets in good operating condition such as rehabilitation of wharves, resurfacing of runways, or repairs to terminal buildings.

•	Close to $1 billion to repair and maintain small craft harbours across Canada and to accelerate the construction of the Pangnirtung Harbour in Nunavut.

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•

Over $202 million to maintain and improve the portfolio of federal engineering assets, which includes dams and other specialized assets that are located across Canada, such as the Esquimalt Graving Dock in British Columbia.

•	$307 million to maintain and improve the portfolio of federal buildings.

As a result of these significant and sustained investments in public infrastructure by all levels of government, the average age of public infrastructure in Canada has been declining. Between 2001 and 2011, the average age of our core public infrastructure assets declined from a peak of 17 years to an estimated 14.4 years; this includes a drop of a full year between 2008 and 2009. The average age of Canada’s core public infrastructure is now lower than the average of 15.4 years over the period from 1961 to 2011.

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New Federal Investments in Job Creating Infrastructure

Federal infrastructure funding will total $70 billion over 10 years.

In Budget 2011, the Government indicated that it would develop a new plan to support public infrastructure that would extend beyond the expiry of the 2007 Building Canada plan in 2013–14. The Minister of Transport, Infrastructure and Communities has consulted provinces, territories, the Federation of Canadian Municipalities and other stakeholders across the country on the directions for new federal investments in provincial, territorial and municipal infrastructure, focusing on best practices, lessons learned, and how to ensure future infrastructure spending supports productivity and economic growth.

Economic Action Plan 2013 delivers a new Building Canada plan to build roads, bridges, subways, commuter rail and other public infrastructure in cooperation with provinces, territories and municipalities. The new Building Canada plan provides approximately $53.5 billion in new and existing funding for provincial, territorial and municipal infrastructure. In addition, over the next 10 years, the Government will make significant investments in First Nations infrastructure, and in federal infrastructure assets. Overall, federal infrastructure funding will total $70 billion over 10 years, the largest federal investment in job-creating infrastructure in Canadian history.

The new plan supports Canada’s infrastructure advantage, a key enabler of economic growth and job creation. New investments will focus on projects that promote productivity and economic growth, such as highways and public transit, and are designed to capitalize on innovative approaches, such as public-private partnerships (P3s). The new plan includes the largest and longest federal investment in provincial, territorial and municipal infrastructure in Canadian history, providing predictable, long-term funding while being affordable and sustainable over the long term.

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New Building Canada plan

Economic Action Plan 2013 proposes to provide federal support of over $53 billion, including over $47 billion in new funding over 10 years, starting in 2014–15, for provincial, territorial and municipal infrastructure projects.

The original Building Canada plan marked a new era for federal infrastructure funding and a new partnership among all three levels of government.

Through Building Canada, the Government has provided support to provinces, territories and municipalities for strategic investments in projects that contribute to economic growth, a clean environment and strong cities and communities.

Following on the success of the 2007 Building Canada plan, Economic Action Plan 2013 proposes a new 10-year funding commitment to provincial, territorial and municipal infrastructure, starting in 2014–15, through three key funds:

•

Community Improvement Fund—$32.2 billion consisting of an indexed Gas Tax Fund and the incremental GST Rebate for Municipalities to build roads, public transit, recreational facilities and other community infrastructure across Canada that will improve the quality of life of Canadian families.

•	New Building Canada Fund—$14 billion in support of major economic infrastructure projects that have a national, regional and local significance.

•	Renewed P3 Canada Fund—$1.25 billion to continue supporting innovative ways to build infrastructure projects faster and provide better value for Canadian taxpayers through public-private partnerships.

In addition, about $6 billion in federal support will be provided to provinces, territories and municipalities under current infrastructure programs in 2014–15 and beyond. This brings total federal investments in provincial, territorial and municipal infrastructure to approximately $53.5 billion from 2014–15 to 2023–24—an average of $5.35 billion per year over the 10-year period (Chart 3.3.2). Between 2006 and 2023, federal investments in provincial, territorial and local infrastructure are expected to total close to $90 billion.

This long-term commitment will offer predictability and flexibility to provinces, territories and municipalities to plan and deliver large infrastructure projects efficiently. There will be a five-year review, by the end of 2018–19, to ensure that objectives are being met.

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In order to encourage greater involvement of the private sector in the provision of public infrastructure and ensure better value for taxpayers, projects with capital costs of over $100 million submitted for federal funding under the new Building Canada Fund will be subject to a P3 screen to determine whether better value for money can be achieved through P3 procurement.

The Government will also encourage provinces, territories and municipalities to support the use of apprentices in infrastructure projects receiving federal funding.

To maximize the value and ensure the sustainability of investments in our public infrastructure, the Government encourages all jurisdictions to undertake life-cycle cost assessments and develop robust capital asset management plans. These tools allow governments to take into account the costs associated with building the asset, as well as maintenance and rehabilitation costs over the project’s full life cycle. By incorporating such analysis and planning in infrastructure investment decisions, governments maximize the value of these investments for taxpayers by minimizing the costs of maintaining assets at an acceptable standard and ensuring sustainability over time. This approach contributes to improved benefits for our communities.

Community Improvement Fund

Economic Action Plan 2013 proposes the Community Improvement Fund with funding of $32.2 billion over 10 years, consisting of an indexed Gas Tax Fund and the incremental GST Rebate for Municipalities to offer stable, predictable funding to support community infrastructure projects such as roads, public transit and recreational facilities.

Since 2006, the Government has provided increased infrastructure funding to municipalities. In Budget 2011, the Government committed to working with the provinces, territories and the Federation of Canadian Municipalities to develop a new long-term plan for infrastructure. In the consultations on the new plan, mayors from across the country and the Federation of Canadian Municipalities asked that federal funding for municipal projects be indexed and greater flexibility be afforded for municipalities to address their specific infrastructure needs.

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The Government is responding to the requests from Canada’s mayors and the Federation of Canadian Municipalities by introducing the Community Improvement Fund. The Community Improvement Fund provides funding for Canadian municipalities of $32.2 billion over the 10 years of the new Building Canada plan. Funding starts at approximately $2.9 billion in 2014–15 and increases to over $3.6 billion in 2023–24. The new Community Improvement Fund will afford municipalities greater flexibility to allocate federal support toward a broader range of infrastructure priorities.

The Community Improvement Fund includes:

•

$21.8 billion over 10 years through Gas Tax Fund payments. Currently $2 billion per year, it is proposed that these payments be indexed at 2 per cent per year, starting in 2014–15, with increases to be applied in $100-million increments. The Government will conclude new Gas Tax Fund agreements before the end of current agreements on March 31, 2014. The list of existing eligible investment categories will be expanded to include: highways, local and regional airports, short-line rail, short-sea shipping, disaster mitigation, broadband and connectivity, brownfield redevelopment, culture, tourism, sport, and recreation.

•

$10.4 billion over 10 years under the incremental GST Rebate for Municipalities to provide communities with additional resources to address their infrastructure priorities, from the construction of new infrastructure assets to the maintenance and operation of existing public infrastructure and facilities.

 Gas Tax Fund

Canada’s Gas Tax Fund provides predictable, long-term funding for Canadian municipalities to help them build and revitalize their public infrastructure assets. Communities choose projects locally and prioritize them according to their needs. From Bonavista, Newfoundland and Labrador, to Prince George, British Columbia, to Tuktoyaktuk, Northwest Territories, the Gas Tax Fund is making a difference in communities across Canada. To date, over 3,600 municipalities have benefited from the financial support and flexibility the program offers, and since its inception, over 13,000 projects across Canada have received funding.

On April 1, 2009, the Government doubled Gas Tax Fund payments from $1 billion to $2 billion per year for Canada’s municipalities. On December 15, 2011, federal legislation made payments under the Fund a permanent source of federal infrastructure support.

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Building Canada Fund

Economic Action Plan 2013 proposes to provide $14 billion over 10 years for a new Building Canada Fund to support infrastructure projects of national, regional and local significance.

The new Building Canada Fund will have two components:

•

A $4-billion National Infrastructure Component that will support investments in projects of national significance, particularly those that support job creation, economic growth and productivity, such as highways, public transit, and gateway and trade corridor-related infrastructure. Investments in disaster mitigation infrastructure projects will also be eligible. Funding under the National Infrastructure Component will be allocated to projects on a merit basis.

•

A $10-billion Provincial-Territorial Infrastructure Component that will support projects of national, regional and local significance in communities across the country in a broader range of categories including highways, public transit, drinking water, wastewater, connectivity and broadband, and innovation (including infrastructure at post-secondary institutions that supports advanced research and teaching). This component will include base funding for each province and territory; details on provincial and territorial funding allocations will be announced in the near future.

The Minister of Transport, Infrastructure and Communities will work on outstanding program parameters with the Federation of Canadian Municipalities and other stakeholders for the new Building Canada Fund and will announce details later this year.

P3 Canada Fund

Economic Action Plan 2013 proposes to provide $1.25 billion over five years on a cash basis to renew the P3 Canada Fund.

Public-private partnerships (P3s) can improve the delivery of public infrastructure for Canadians and provide better value for money for taxpayers. Under P3 arrangements, governments continue to own the infrastructure assets while the private sector plays a larger role in their design, construction, operation and maintenance. In doing so, the private sector assumes a greater share of project risks. The risk transfer gives incentives to the private sector partner to deliver projects on time and on budget, lowering costs over the full life cycle of assets. P3s mean that Canadians benefit from quality, high-performing infrastructure.

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Canada is becoming a leader in P3s and the Government is committed to supporting the further development of the Canadian P3 market. In 2008, the Government established PPP Canada Inc., a federal Crown corporation to lead efforts in encouraging the use of P3s when they can generate better value for money. PPP Canada has managed the $1.25-billion P3 Canada Fund, the first infrastructure program in Canada dedicated to supporting infrastructure projects delivered through a P3 approach. With the recent announcement of a significant P3 Canada Fund contribution to the Southeast Light Rail Transit Line in Edmonton, over $715 million in federal contributions have been committed toward 15 projects, with $3.2 billion in capital costs.

P3 Canada Fund Investment in Edmonton Light Rail Transit

On March 14, 2013, the Government announced a P3 Canada Fund contribution of up to $250 million for the Southeast Light Rail Transit Line project in Edmonton. This project will provide additional transit capacity in Edmonton, supporting the development of an efficient and sustainable transportation system and contributing to long-term economic growth and productivity. The private sector partner of the City of Edmonton will be responsible for the design, construction, financing, operation and maintenance of the project, providing budget and timing certainty to the City, and delivering value for taxpayers.

Building on progress achieved, Economic Action Plan 2013 proposes to provide $1.25 billion over five years on a cash basis to renew the P3 Canada Fund. The Fund will continue to focus on supporting innovative P3 projects that deliver value for money for all Canadians and develop the Canadian P3 market. This new investment will focus, in particular, on jurisdictions inexperienced with P3 procurement.

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Supporting Public-Private Partnerships

PPP Canada Inc. has successfully launched four successive rounds of calls for project applications to the P3 Canada Fund from provinces, territories and municipalities. Funding has been committed toward 15 P3 projects, totalling over $715 million in federal contributions to projects with more than $3.2 billion in capital costs. P3 Canada Fund contributions include up to:

•   $29.1 million for the Downtown Eastside Housing Renewal in Vancouver, a design-build-finance-maintain project that is currently under construction and will restore 13 single-room occupancy hotels to provide the homeless with access to stable housing with integrated support services.

•   $3.8 million for the Lac La Biche Wastewater Treatment Plant in Alberta, currently under construction, which will provide a new biological nutrient removal facility to service 15,000 residents.

•   $24.5 million for the Chief Peguis Trail Extension in Winnipeg, a design-build-finance-maintain project, which was completed in 2011 on budget and one year ahead of schedule.

•   $25 million for a train maintenance centre in the borough of Lachine in Montreal, Quebec that is currently under construction and that will maintain the current and future fleet of the Agence métropolitaine de transport commuter trains and enhance service reliability for the benefit of public transit users.

Ensuring Maximum Value for Taxpayers on Large Infrastructure Projects

Economic Action Plan 2013 proposes to implement a P3 screen on projects with capital costs of more than $100 million submitted by provinces, territories and municipalities for funding under the Building Canada Fund.

Canadians deserve the best public services for their hard-earned tax dollars, and when an infrastructure project can generate better value for money by being delivered through a P3, it should be delivered as a P3.

In Budget 2011, the Government announced that all federal projects having capital costs of $100 million or more would be subject to a P3 Screen to determine whether a P3 will deliver greater value for taxpayers. Building on this initiative, Economic Action Plan 2013 proposes to implement a P3 Screen for projects with capital costs of more than $100 million that provinces, territories and municipalities submit for federal funding under the new Building Canada Fund.

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These project proposals will be assessed to determine whether they could deliver better value through P3 procurement than through traditional procurement. When rigorous analysis shows that a project can be successfully delivered as a P3 and generate positive value for money, the federal government will make P3 procurement a condition of its contribution towards that project. PPP Canada is the Government of Canada’s centre of expertise on P3s and will play a key role in supporting the application of the P3 screen.

Support for Assessments of Infrastructure Project Procurement Options

Economic Action Plan 2013 proposes to allocate $10 million from the renewed P3 Canada Fund to support procurement option assessments undertaken by provinces, territories and municipalities.

Under the P3 Screen, provinces, territories and municipalities will be required to assess a range of procurement options, including a P3 approach, when large infrastructure projects present P3 potential. This assessment will include a rigorous quantitative and financial analysis to determine whether a P3 approach would provide better value for money than a traditional procurement approach.

Economic Action Plan 2013 proposes to allocate $10 million from the renewed P3 Canada Fund to cover up to 50 per cent of the costs incurred by provinces, territories and municipalities for their procurement options assessments (to a limit of $200,000 per project). Further details regarding the application of the screen will be announced later this year.

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Table 3.3.1

Federal Support for Provincial-Territorial-Municipal Infrastructure

on a cash basis, millions of dollars

	2014– 2015	2015– 2016	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	Total
Community Improvement Fund	2,890	2,910	3,035	3,060	3,200	3,245	3,295	3,445	3,495	3,650	32,225
New Building Canada Fund	210	210	780	1,000	1,500	2,000	2,000	2,100	2,100	2,100	14,000
National Infrastructure Component	15	15	195	325	500	575	575	600	600	600	4,000
Provincial- Territorial Infrastructure Component	195	195	585	675	1,000	1,425	1,425	1,500	1,500	1,500	10,000
P3 Canada Fund	200	225	275	275	275	0	0	0	0	0	1,250

Sub-total	3,300	3,345	4,090	4,335	4,975	5,245	5,295	5,545	5,595	5,750	47,475

Existing program funding	1,858	1,672	1,208	810	484						6,032

Total new Building Canada plan	5,158	5,017	5,298	5,145	5,459	5,245	5,295	5,545	5,595	5,750	53,507

Support for First Nations Infrastructure

Economic Action Plan 2013 proposes $155 million over 10 years for First Nations on-reserve infrastructure from the new Building Canada Fund, in addition to allocations from the Gas Tax Fund.

Under the new Building Canada plan, the Government will continue to provide support for investments in First Nations infrastructure projects on reserve such as roads, bridges, energy systems as well as other First Nations infrastructure priorities.

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Funding of $155 million over 10 years will be allocated from the National Infrastructure Component of the new Building Canada Fund to the First Nations Infrastructure Fund managed by Aboriginal Affairs and Northern Development Canada. Funding from the Gas Tax Fund component of the Community Improvement Fund will also be allocated to the First Nations Infrastructure Fund, with this allocation based on First Nations population on reserve. This Fund focuses on five priority areas: improving First Nations energy systems (linking to power grids, sustainable energy systems), broadband connectivity, garbage disposal (including landfills and recycling), road and bridge projects, and improving community capacity for infrastructure planning. Funding allocated from the new Building Canada Fund and the Gas Tax Fund will be at least equivalent to the level of funding allocated under the 2007 Building Canada plan.

Continued Support Under the Capital Facilities and Maintenance Program

In addition to funding under the new Building Canada plan, Capital Facilities and Maintenance Program will continue to provide support to First Nations primarily for health and safety related infrastructure projects such as water, wastewater treatment facilities, schools, and housing. Approximately $7 billion over the next 10 years will be invested under existing programming in building, operating and maintaining infrastructure on reserve.

Investments in Federal Infrastructure

Investments in federal infrastructure support employment opportunities in communities across Canada and contribute to economic growth. Federal infrastructure plays a critical role in enabling the safe and efficient movement of people and goods. It also supports government operations and the delivery of services to Canadians.

In addition to the new Building Canada plan, the federal government will also continue to make significant investments in its infrastructure asset portfolio. Over the next five years, the Government will invest over $10 billion on a cash basis in federal infrastructure assets.

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The Government will continue to ensure that federal infrastructure projects use the procurement approach that provides the best value for money, building on the success of federal projects delivered through P3 arrangements. For example, construction of the new headquarters for the Royal Canadian Mounted Police E Division in Surrey, British Columbia, was completed in December 2012. The Long-Term Accommodation for the Communications Security Establishment Canada in Ottawa is currently under construction, and is expected to be completed in 2014.

The Government is actively exploring the P3 potential of its two major bridge projects, the New Bridge for the St. Lawrence and the Windsor-Detroit International Crossing, in order to ensure value for taxpayers in delivering infrastructure investments for these important trade corridors.

The Government is also changing its approach to procurement and will introduce measures to support the use of apprentices in federal construction and maintenance contracts.

The New Bridge for the St. Lawrence

Economic Action Plan 2013 proposes to provide up to $124.9 million to build a bridge-causeway between Nuns’ Island and the Island of Montreal.

The Champlain Bridge is the busiest crossing in Canada. It provides an essential link for local commuters, and for businesses getting their goods to the marketplace. The Government has announced that it will build a new bridge over the St. Lawrence River to replace the Champlain Bridge and associated infrastructure. The environmental assessment process was launched in 2012 and consultations with partners and stakeholders are ongoing. In addition, contracts have been awarded to advance preparatory work supporting the procurement process. Delivering this project on time and on budget will be critical to ensuring that users can benefit from state-of-the-art, durable and affordable bridge corridor assets. The New Bridge for the St. Lawrence will provide lasting economic benefits to the municipalities on each side of the river and more broadly to the region as a whole.

Economic Action Plan 2013 proposes to provide up to $124.9 million to build a bridge-causeway to ensure the safety of commuters between Nuns’ Island and the Island of Montreal during the construction of the New Bridge for the St. Lawrence.

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The Windsor-Detroit International Crossing

Economic Action Plan 2013 proposes to provide $25 million over three years to advance the Windsor-Detroit International Crossing project.

The Windsor-Detroit trade corridor is the most important international land crossing in North America, handling almost 30 per cent of Canada-U.S. surface trade worth $120 billion per year. An efficient and secure trade corridor is essential to both our economies. The Government has made progress in advancing the construction of a new bridge to facilitate the efficient movement of goods and people between Windsor and Detroit by concluding a historic governance agreement with the State of Michigan in June 2012 and by enacting legislation in December 2012.

The overall Windsor-Detroit International Crossing project will include a new six-lane bridge across the Detroit River, customs plazas on both sides of the border and a connection to Interstate 75 in Michigan. Construction of a parkway that will connect the new crossing to Highway 401 is already underway as a separate P3 project, supported by a federal contribution from the Gateways and Border Crossings Fund.

Economic Action Plan 2013 proposes to provide $25 million over three years to advance this important project into pre-procurement.

VIA Rail Canada and Passenger Rail Services for Remote Communities

Economic Action Plan 2013 proposes to provide $54.7 million in 2013–14 to support VIA Rail’s operations and $58.2 million over five years to maintain passenger rail services for remote communities that have limited access to the national transportation network.

Economic Action Plan 2013 proposes to provide $54.7 million in 2013–14 to support VIA Rail’s operations, and investments in its equipment.

Rail operators supported under Transport Canada’s Regional and Remote Passenger Rail Class Contribution Program provide the only surface transportation option to several communities with no road links. Economic Action Plan 2013 proposes to provide $58.2 million over five years starting in 2013–14 to ensure that existing passenger rail services to remote communities can be continued.

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Rehabilitation of Port Weller Dry Docks

Economic Action Plan 2013 proposes to provide up to $5 million in 2013–14 to support the rehabilitation of the Port Weller Dry Docks.

The St. Lawrence Seaway is an integral part of our transportation system and is vital for Canada’s trade. The Port Weller Dry Docks facility, a federal asset located on the Welland Canal near St. Catharines and managed by the St. Lawrence Seaway Management Corporation, is 80 years old and in need of repairs.

Economic Action Plan 2013 proposes to provide up to $5 million to support the replacement of the main gate and other required repairs at the Port Weller Dry Docks, contingent on the private sector partner leasing the property contributing funds that match the federal investment.

Long-Term Vision and Plan for the Parliamentary Precinct

Economic Action Plan 2013 proposes to provide further support for the rehabilitation of the Parliamentary Precinct.

The historical Parliamentary Precinct is the seat of our country’s parliamentary system and the focal point for national celebration and expression of democracy. In 2007, the Government laid out a comprehensive approach for the rehabilitation of the Parliament Buildings that also included the creation of a secure and welcoming environment for parliamentarians, staff, visitors and tourists. The immediate objective of this plan is the rehabilitation of the three main Parliament Buildings: the West, Centre and East Blocks.

Economic Action Plan 2013 proposes to provide further support for the rehabilitation of the West Block and Government Conference Centre buildings, as well as for the East Block exterior masonry rehabilitation.

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Strengthening Canada’s Meteorological Services

Economic Action Plan 2013 proposes to provide $248 million over five years on a cash basis to Environment Canada to revitalize Canada’s weather services.

For over 140 years, the Meteorological Service of Canada has provided Canadians with up-to-date information about the weather. This information is vital for protecting the health, safety, security and economic well-being of individuals and communities. To revitalize Canada’s weather services, Economic Action Plan 2013 proposes to provide $248 million over five years on a cash basis to Environment Canada, including new investments in federal infrastructure such as radars, and surface weather and climate monitoring stations. Canadians will benefit from more timely, accurate weather warnings and forecasts in all parts of the country as a result of these important investments.

Highways and Highway Bridges in Canada’s National Parks

Economic Action Plan 2013 proposes to provide $19 million in 2013–14 on a cash basis to the Parks Canada Agency for improvements to highways and associated bridges that pass through Canada’s national parks.

The Parks Canada Agency is one of the largest guardians of capital assets in the federal government. To ensure that Canadians can continue to have safe and reliable road access to parks and other protected areas, Economic Action Plan 2013 proposes to provide $19 million in 2013–14 on a cash basis to the Parks Canada Agency for improvements to highways and associated bridges that pass through our national parks, including the Trans-Canada Highway.

Ongoing Federal Infrastructure Investments

In addition to new investments announced in Economic Action Plan 2013, the Government will make a number of significant investments in federal infrastructure assets across the country over the next five years.

For example, the Government will support the safe and efficient movement of people and goods through investments in transportation infrastructure, including:

•	$53 million over the next two years for major steel repairs and reinforcement of the Honoré Mercier Bridge in the Montreal area, bringing the total investment in this project to $135 million.

•	An estimated $81 million over the next four years in capital improvements at federally-owned airports across the country.

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•	$195 million over the next five years for the rehabilitation of various engineering (e.g. bridges, dams, highways) and marine assets owned by the Government.

Investments in border infrastructure are also being pursued under the Beyond the Border Action Plan (and are described in greater detail in Chapter 3.2—Helping Manufacturers and Businesses Succeed in the Global Economy).

The Government will also invest approximately $450 million over five years under the Small Craft Harbours Program, which supports maintenance and repair of the national network of harbours, providing fishermen on Canada’s coasts with safe and accessible facilities.

The Government will also invest in assets to support the operations of the Canadian Armed Forces. Examples include:

•

An estimated $116 million over the next five years to support the construction of the Nanisivik naval berth and refuelling facility in Nunavut, which will support Canada’s Arctic/Offshore patrol ships.

•

More than $430 million over five years beginning in 2014–15 to replace the major operational A and B jetties at Canadian Forces Base Esquimalt to serve the needs of the Royal Canadian Navy’s Pacific Fleet.

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Table 3.3.2

Federal Investments in Job Creating Infrastructure

millions of dollars

	2013–14	2014–15	Total

New Building Canada plan
The New Building Canada Fund		210	210

Subtotal—New Building Canada plan		210	210

Investments in Federal Infrastructure
The New Bridge for the St. Lawrence		14	14
The Windsor-Detroit International Crossing	10	9	20
Support for Passenger Rail Services	68	11	79
Rehabilitation of Port Weller Dry Docks	5		5
Long-Term Vision and Plan for the Parliamentary Precinct	32	34	67
Strengthening Canada’s Meteorological Services	6	33	39
Highways and Highway Bridges in Canada’s National Parks	1	1	2

Subtotal—Investments in Federal Infrastructure	123	102	225

Total—Federal Investments in Job Creating Infrastructure	123	312	435
Less funds existing in the fiscal framework	48	63	111

Net fiscal cost	75	249	324

Note: Totals may not add due to rounding

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Chapter 3.4

Investing In World-Class Research

and Innovation

Highlights

Supporting Advanced Research

✓	$37 million in new annual support for research partnerships with industry through the granting councils, including $12 million to enhance the College and Community Innovation Program.

✓

$165 million in multi-year support for genomics research through Genome Canada, including new large-scale research competitions and participation by Canadian researchers in national and international partnership initiatives.

✓	$225 million to be used by the Canada Foundation for Innovation to support advanced research infrastructure priorities and sustain the long-term operations of the Foundation.

Pursuing a New Approach to Supporting Business Innovation

✓	$121 million over two years to invest in the strategic focus of the National Research Council to help the growth of innovative businesses in Canada.

✓

$20 million over three years to help small and medium-sized enterprises access research and business development services at universities, colleges and other non-profit research institutions of their choice.

✓	$325 million over eight years to Sustainable Development Technology Canada to continue support for the development and demonstration of new, clean technologies.

✓	$20 million over two years to the Canada Revenue Agency to improve the predictability and enhance enforcement of the Scientific Research and Experimental Development tax incentive program.

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Enhancing Canada’s Venture Capital System

✓	$60 million over five years to help outstanding and high-potential incubator and accelerator organizations expand their services to entrepreneurs.

✓	$100 million through the Business Development Bank of Canada to invest in firms graduating from business accelerators.

✓	Promoting an entrepreneurial culture in Canada through new Entrepreneurship Awards.

✓	$18 million over two years to the Canadian Youth Business Foundation to help young entrepreneurs grow their firms.

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Investing in World-Class Research and Innovation

The global economy is changing. As other mature economies are striving to become more innovative and productive, Canada is also facing more intense competition from emerging countries that are seeking to move up the value chain. Canada must continue to generate the highly qualified individuals and breakthrough new ideas that our businesses require to become more competitive and create and sustain high-paying, value-added jobs.

The Government of Canada is taking action to ensure Canada has the necessary conditions in place to foster innovation. By consistently supporting advanced research and technology, the Government is choosing to invest in the current and future prosperity of Canadians. Since 2006 the Government has provided more than $9 billion in new resources to support science, technology, and the growth of innovative firms—bringing support to an all-time high and helping to foster a world-class research and innovation system that supports Canadian businesses and economic growth. Economic Action Plan 2013 proposes to build on this strong foundation, helping to position Canada for sustainable, long-term economic prosperity and a higher quality of life for Canadians.

Supporting Advanced Research

Since 2006, the Government has provided significant new resources to support advanced research in Canada, including new funding for:

•	Basic and industry-partnered research through the federal research granting councils.

•	Applied industry-relevant research at colleges and polytechnics.

•	Leading-edge research infrastructure through the Canada Foundation for Innovation and the $2-billion Knowledge Infrastructure Program.

•	The development and attraction of highly qualified personnel through new initiatives such as the Vanier Canada Graduate Scholarships for doctoral students and the Banting Postdoctoral Fellowships.

•	Enhanced global leadership of key research institutions through the Canada Excellence Research Chairs program.

•	The advancement of Canada’s capacity for research in genomics through Genome Canada.

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Knowledge transfer and commercialization through initiatives such as the Centres of Excellence for Commercialization and Research, the Business-led Networks of Centres of Excellence and the Industrial Research and Development Internships.

The Government also supports research and innovation in tackling global challenges via its Development Innovation Fund. Through its contribution of $225 million to Grand Challenges Canada (GCC), announced in Budget 2008 and supporting activity through 2016, the Government brings science, technology, social and business innovation together in the field of global health. The Government will be strengthening its commitment to GCC with the recently announced strategic partnership intended to drive financial innovation in international development.

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Federal Support for Research and Development is Benefitting Canadians

Since 2006 the Government has invested more than $9 billion in new funding for science, technology and innovation, activities that enhance business competitiveness and lead to a higher quality of life for Canadians. Examples of success stories driven by federal support for research and development include:

•  Cangene Corporation, a biopharmaceutical company, has licensed a technology platform developed by a researcher at the University of British Columbia to treat Alzheimer’s disease. The discovery will allow the company to advance an immune therapeutic treatment to directly impact the disease’s progression. In time, the discovery could lead to a preventative vaccine.

•  A research team at St-Boniface Hospital and the University of Manitoba found that eating flaxseed was associated with reduced blood pressure in people with hypertension. With an anti-hypertensive effect among the most potent ever observed, this discovery could result in dramatic reductions in strokes and heart attacks.

•  A team of neuroscientists at the University of Waterloo have created the largest functioning model of the brain. Described in Science magazine, this model is the first to explain how brains can perform a wide variety of tasks in a flexible manner and how the brain coordinates the flow of information between different areas to exhibit complex behaviour.

•  Researchers at the University of Toronto have created the Wind-Earthquake Coupling Damper, a construction technology to cost-effectively reduce wind and earthquake vibrations in high-rise buildings. Developed in partnership with leading architects and designers, the technology can absorb vibrations without reducing leasable building space. The commercialization of this technology is being undertaken by the University of Toronto’s spin-off company Kinetica Dynamics.

•  Researchers at Dalhousie University have developed new programs to help prevent and treat disruptive behaviour among children with attention deficit and hyperactivity disorders. The new approach focuses on a child’s environment, such as at school or the playground, rather than delivering treatment in an isolated office setting.

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As a result of these actions, Canada continues to be a world leader in post-secondary research. As illustrated in Chart 3.4.1, Canada ranks first among Group of Seven (G-7) countries in higher education research and development spending as a share of the economy. In its September 2012 report The State of Science and Technology in Canada, the Council of Canadian Academies noted that Canada is internationally renowned for excellence in a wide range of disciplines, including clinical medicine, information and communication technologies, physics and astronomy, psychology and cognitive sciences. Further, the report notes that Canada does well in terms of international science and technology collaboration and human capital, indicating a net migration of researchers into the country in the past decade. The Council affirms that Canada has world-class researchers and institutions.

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The Government recognizes that Canada must build on this position of strength by continuing to invest in research and technology development, even in this time of fiscal restraint. Economic Action Plan 2013 proposes the following new measures to support world-class research and innovation.

Strengthening Research Partnerships Between Post-Secondary Institutions and Industry

Economic Action Plan 2013 proposes to provide $37 million annually to support research partnerships with industry through the granting councils.

Scientific discovery and its deployment through new technologies, products and services into the marketplace provide economic and social benefits for all Canadians. Our country’s world-leading public research also contributes to the strength of our communities and to the competitiveness of Canadian businesses.

The Government has taken a number of steps to strengthen research partnerships with industry, including through the granting councils. Economic Action Plan 2013 proposes to provide further support for partnerships between businesses and academic researchers, including an additional $37 million in 2013–14 and ongoing to the federal research granting councils for partnered research. This funding consists of three elements:

•	$15 million per year to the Natural Sciences and Engineering Research Council, including $12 million to enhance the College and Community Innovation Program (see below).

•	$15 million per year for the Canadian Institutes of Health Research’s Strategy for Patient-Oriented Research.

•

$7 million per year for the Social Sciences and Humanities Research Council. This funding will in part support research related to the labour market participation of persons with disabilities (see Chapter 3.1 under “Strengthening Federal Programming for Persons With Disabilities”).

Colleges and polytechnics play an important role in helping small and medium-sized enterprises bring new technologies, products and processes to the marketplace. As indicated above, Economic Action Plan 2013 includes an additional $12 million annually for the College and Community Innovation Program (CCIP) starting in 2013–14, increasing its budget to $50 million per year. CCIP supports collaboration between colleges and industry on research and development projects that focus on company needs, helping firms to become more innovative and productive.

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To further encourage the contribution of colleges to the innovation system, the granting councils will also extend eligibility for their undergraduate industrial internships and scholarships to students enrolled in bachelor degree programs in colleges and polytechnics.

Through these new initiatives, the Government will be fully reinvesting the savings from the granting councils’ efficiencies identified in last year’s budget to take effect in 2013–14 and later years in priority research areas.

Economic Action Plan 2013 also proposes increased support for initiatives to attract highly promising students from around the world to Canadian universities and to allow Canadian students to take advantage of training opportunities abroad through the Mitacs Globalink Program (see Chapter 3.1 under “International Education Strategy”).

The Government recognizes that federally sponsored research undertaken at post-secondary institutions entails associated indirect costs, and provides support for these through the Indirect Costs Program. In the coming year, the Government will examine the Indirect Costs Program in consultation with the post-secondary sector, including the Association of Universities and Colleges of Canada, to ensure that the program is meeting its objective of reinforcing excellence in post-secondary research.

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College and Community Innovation Program Success Stories

The College and Community Innovation Program helps firms to become more innovative and productive by supporting collaboration between colleges and industry on research and development projects that focus on company needs. Examples of the program’s successes to date include:

•   In partnership with SAIT Polytechnic in Calgary, Alberta, Get Mobility Solutions Inc. has designed a new prototype of a multifunctional wheelchair able to overcome challenging obstacles such as ascending and descending staircases. This project has allowed the company to build and assemble a second-generation prototype of this innovative wheelchair.

•   Yukon College, the University of Saskatchewan and industry partners are developing biochar, a type of charcoal resulting from heating biological elements otherwise considered as waste, for the remediation of soil contaminated by oil spills and gas leaks.

•   Fleming College has increased the capacity of its Centre for Alternative Wastewater Treatment in Lindsay, Ontario, to develop, apply and commercialize new technologies. The applied research capacity of the college will be integrated in student curricula to involve students in research, learning and training. In 2011–12 the Centre pursued research activities with over 15 firms in the natural resources, instrumentation, clean technology and consulting sectors.

•   TransBIOTech, a centre for technology transfer associated with CEGEP Lévis-Lauzon in Lévis, Quebec, has developed a model in partnership with Bio-K Plus International to determine whether the probiotics developed by the firm could positively influence the immune system, in addition to the benefits already known for the digestive system. The research findings could be used in applications relating to inflammatory intestinal diseases such as Crohn’s disease.

•   Canada’s Smartest Kitchen at Holland College in Prince Edward Island is supporting the development of new food products in Atlantic Canada. The Smartest Kitchen provides industry access to the expertise of chefs, product development and market research services, and specialized equipment.

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Reinforcing Canadian Research Capacity in Genomics

Economic Action Plan 2013 proposes to provide multi-year funding of $165 million to support genomics research.

Genome Canada is a not-for-profit corporation dedicated to accelerating the development of Canadian research capacity in genomics. Genomics research helps unlock new opportunities in diverse areas such as health, fisheries, forestry, agriculture and the environment. Past research supported by Genome Canada has led to the implantation of defibrillators in the chests of individuals who had tested positive for a fatal gene responsible for sudden cardiac death, saving many lives. Research supported by Genome Canada on the bovine genome has provided the cattle and dairy industry with the tools to undertake genome selection for desirable traits such as meat quality and milk production, providing significant benefits to the industry. Genome Canada has had a transformative impact on the state of genomics research, helping Canada become a world leader in this critical research area.

To date, the Government has provided over $1 billion to Genome Canada, including $60 million through Economic Action Plan 2012 for the launch of a new applied research competition in the area of human health, expected to take place later this year. Genome Canada has matched this significant federal commitment with an additional $1 billion raised from other partners.

To build on Genome Canada’s achievements to date, Economic Action Plan 2013 proposes to provide $165 million in 2014–15 to support Genome Canada’s multi-year strategic plan. This funding will enable Genome Canada to launch new large-scale research competitions over the next three years, support continued participation by Canadian genomics researchers in national and international partnership initiatives, and maintain Genome Canada’s operations and the operations of the regional Genome Centres and the Science and Technology Innovation Centres until the end of 2016–17.

Combined with an additional $280 million in matching contributions from Genome Canada’s research partners, support for genomics research through Genome Canada will total approximately $2.5 billion by the end of 2016–17.

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Supporting Leading-Edge Research Infrastructure

Economic Action Plan 2013 announces that $225 million of unallocated interest income of the Canada Foundation for Innovation will be committed to advanced research infrastructure priorities and sustaining the long-term operations of the Foundation.

The Canada Foundation for Innovation (CFI) is a not-for-profit corporation that supports the modernization of research infrastructure at Canadian universities, colleges, research hospitals and other not-for-profit research institutions across Canada. It has supported over 7,800 projects at 130 research institutions across the country. The CFI plays a vital role in attracting and retaining the world’s top researchers, and training the next generation of researchers and highly skilled workers.

To date, the Government has provided close to $5.5 billion to the CFI, including $500 million through Economic Action Plan 2012 to sustain its core investment activities in advanced research infrastructure.

Building on these resources, Economic Action Plan 2013 announces that a further $225 million will be allocated to enrich the next Leading Edge/New Initiatives Fund competition, sustain the CFI’s operations, support cyber-infrastructure, and respond to evolving priorities approved by the Minister of Industry. This funding is sourced from interest income accrued with respect to funding the CFI previously received from the federal government.

In addition, infrastructure at post-secondary institutions that supports advanced research and teaching will be eligible for funding under the Provincial-Territorial Infrastructure Component of the new Building Canada Fund (see Chapter 3.3 under “Building Canada Fund”).

Supporting Atomic Energy of Canada Limited

Economic Action Plan 2013 proposes to provide $141 million over two years to ensure a secure supply of medical isotopes and maintain safe and reliable operations at Atomic Energy of Canada Limited’s Chalk River Laboratories.

Atomic Energy of Canada Limited (AECL) is a federal Crown corporation that specializes in a range of nuclear products and services. To continue to ensure a secure supply of medical isotopes and maintain safe and reliable operations at the Chalk River Laboratories, Economic Action Plan 2013 proposes to provide $141 million over two years for AECL’s laboratory operations.

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Pursuing a New Approach to Supporting Business Innovation

The Government of Canada understands that federal support for business innovation must respond to the needs of the private sector. In 2010 the Government established the Expert Review Panel on Research and Development, chaired by Mr. Tom Jenkins, Executive Chairman and Chief Strategy Officer of OpenText Corporation, to provide advice and recommendations on maximizing the effectiveness of federal programs that contribute to innovation and support business investment in research and development. The Panel’s October 2011 report, Innovation Canada: A Call to Action, noted that Canada has a solid foundation on which to build leadership in the knowledge economy. The Report contained a number of wide-ranging recommendations for improving the federal government’s support in this area, including a shift to more direct support for business innovation, simplifying program delivery and enhancing access to risk capital for high-growth innovative firms.

Starting with Economic Action Plan 2012, the Government has made significant progress in implementing the recommendations of the Expert Panel, based on a new approach focused on active business-led initiatives. This included doubling support for the National Research Council’s Industrial Research Assistance Program, which provides advice, information and assistance to innovative small and medium-sized companies. The Government has also announced resources to revitalize Canada’s venture capital industry, including $400 million to help increase private sector investments in early-stage risk capital, and to support the creation of large-scale venture capital funds led by the private sector.

Economic Action Plan 2013 continues to respond to the important directions provided by the Expert Panel to ensure that Canadian businesses derive the highest benefit possible from federal support for innovation, in order to become more competitive and create high-paying jobs in Canada.

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Fostering Business Innovation

Transforming the National Research Council

Economic Action Plan 2013 proposes to provide $121 million over two years to invest in the National Research Council’s strategic focus to help the growth of innovative businesses in Canada.

The National Research Council (NRC) is currently undergoing a fundamental transformation in how it does business. Work is well underway to better position the NRC to provide businesses with technical services, support for applied research and development projects, access to sector-specialized laboratories and testing facilities, and connections to leading applied research organizations around the world. This new approach will allow innovative firms to benefit from the NRC’s world-class capabilities, consistent with the recommendations of the Expert Panel, and was developed in consultation with businesses, universities and colleges.

Economic Action Plan 2013 continues the momentum, providing $121 million over two years to invest in the NRC’s strategic focus to help the growth of innovative businesses in Canada. The Government will announce further details about the evolution of the new NRC in the coming year.

Supporting the Commercialization of Research by Small and Medium-Sized Enterprises

Economic Action Plan 2013 proposes to provide $20 million over three years to help small and medium-sized enterprises access research and business development services at universities, colleges and other non-profit research institutions of their choice through a new pilot program to be delivered through NRC-IRAP.

The National Research Council’s Industrial Research Assistance Program (NRC-IRAP) provides advisory and financial assistance to help small and medium-sized companies build their innovation capacity and create high-paying jobs. Economic Action Plan 2012 provided new resources to double the program’s support for companies.

To fully take advantage of Canada’s investments in research and development, businesses must be able to bridge the innovation gap by forging stronger linkages with post-secondary institutions to access new knowledge and skills, and transform them into a competitive advantage.

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Consistent with the recommendation of the Jenkins Panel, Economic Action Plan 2013 proposes to provide $20 million over three years for a new pilot program to be delivered through NRC-IRAP. The pilot program will enable hundreds of small and medium-sized enterprises to commercialize their products or services more quickly and effectively by providing them with credit notes to help pay for research, technology and business development services at universities, colleges and other non-profit research institutions of their choice. Similar initiatives have been implemented in other countries such as the Netherlands and Ireland, as well as at the provincial level in Alberta and Nova Scotia. Evidence suggests that these initiatives can be effective in promoting more collaborative projects involving businesses and research institutions. More details about this new approach for supporting innovative businesses will be made available in the coming months.

Sustainable Development Technology Canada

Economic Action Plan 2013 proposes to provide $325 million over eight years to Sustainable Development Technology Canada to continue support for the development and demonstration of new, clean technologies that create efficiencies for businesses and contribute to sustainable economic development.

Sustainable Development Technology Canada (SDTC) is an arm’s-length foundation established by the Government of Canada to assist entrepreneurs in the development and demonstration of clean technologies on a not-for-profit basis. Clean technology and efficient practices can save businesses money, create high-paying jobs, drive innovation and improve the productivity of Canada’s natural resource and manufacturing sectors, while also delivering social and environmental benefits.

SDTC has a proven track record for selecting and cultivating promising small and medium-sized enterprises in the clean technology sector. To date, the Foundation has provided support to over 210 companies to develop technologies that offer a wide range of benefits from reduced water usage in the oil sands to reducing emissions from natural gas (examples of the technologies that have been advanced with SDTC’s support are highlighted below). To continue supporting the development and demonstration of new clean technologies that promote sustainable development, Economic Action Plan 2013 proposes to provide $325 million over eight years to Sustainable Development Technology Canada.

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SDTC Is Supporting Innovative Clean Technologies

Sustainable Development Technology Canada was established in 2001 and supports a broad range of technologies that increase productivity, efficiency and ultimately the competitiveness of Canadian industry. Some of the companies supported by SDTC include:

•   Ostara Nutrient Recovery Technologies (Vancouver, British Columbia)—Ostara has developed a new process that retrieves phosphate and ammonia from waste water facilities resulting in improved treatment, reduced maintenance and the recovery of a commercial by-product, slow release fertilizer.

•   Titanium Corporation (Calgary, Alberta)—Titanium’s oil sands technology creates value from tailings waste by recovering bitumen and high-value minerals and solvents for resale, and reducing water use from oil sands mining operations.

•   Electrovaya (Mississauga, Ontario)—Electrovaya, in partnership with industry leaders like Chrysler, develops batteries and related systems and products for clean electric transportation, utility-scale energy storage and smart grid power, as well as for the consumer and healthcare markets.

•   Atlantic Hydrogen (Fredericton, New Brunswick)—Atlantic Hydrogen is helping to make natural gas burn cleaner with its cost-effective technology, which significantly cuts back on the release of greenhouse gas and particulate matter emissions.

•   N-Solv Corporation (Calgary, Alberta)—Through this project, N-Solv will demonstrate its Bitumen Extraction Solvent Technology (BEST), a low-temperature in-situ production technology for bitumen reserves using a pure, condensing solvent. The N-Solv technology is targeted to produce 85 per cent fewer greenhouse gas emissions than current in-situ processes and will reduce the consumption of process water to zero.

Strengthening the Impact of the Scientific Research and Experimental Development Tax Incentive Program

The Scientific Research and Experimental Development (SR&ED) tax incentive program is one of the most generous systems in the industrialized world for research and development (R&D). It is the single largest federal program supporting business R&D in Canada, providing more than $3.6 billion in tax assistance in 2012.

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In Economic Action Plan 2012, the Government noted its concern that high contingency fees charged by SR&ED tax preparers reduce the effectiveness of the SR&ED tax incentive program. The Government announced that it would consult on contingency fees charged by SR&ED tax preparers to find out whether these fees diminish the benefits of the SR&ED program to Canadian businesses and the economy. To that end, a discussion paper was released inviting submissions, and consultations were undertaken in 2012.

The submissions received by the Government during the consultations indicated that intervention to regulate contingency fees directly is not required: the market for SR&ED tax preparers is competitive, contingency fee rates have declined over time and there is no evidence that this type of billing arrangement results in higher compliance costs for businesses.

Instead, many stakeholders recommended that the Government enhance the predictability of the SR&ED tax incentive program, and take action to address aggressive positions being taken by some tax preparers and claimants. In line with that feedback, Economic Action Plan 2013 proposes a number of measures:

•

New funding of $5 million over two years will be provided to the Canada Revenue Agency to conduct more direct outreach with first-time SR&ED program claimants. A new in-person service will be implemented to ensure that new claimants have access to information about the SR&ED program’s eligibility requirements, the required supporting documentation, and any other information needed to facilitate the filing of their SR&ED program claim. This new in-person service will help new claimants to better understand the SR&ED program parameters, and contribute to reducing taxpayers’ reliance on third-party tax preparers. The Canada Revenue Agency will also develop new web-based seminars that will be available to the SR&ED community at no cost.

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The Canada Revenue Agency will also receive new funding of $15 million over two years to focus more resources on reviews of SR&ED program claims where the risk of non-compliance is perceived to be high and eligibility for the SR&ED program unlikely. The Canada Revenue Agency will also more frequently apply penalties for false statements or omissions, where appropriate. In addition, in order to enable better risk assessment, SR&ED program claim forms will be revised to require more detailed information. To enforce this new requirement, Economic Action Plan 2013 proposes that a new penalty be applied in instances where the new required information is missing, incomplete or inaccurate. These new initiatives will help protect the integrity of the SR&ED tax incentive program.

Actions Taken by the Canada Revenue Agency to Enhance Predictability of the Scientific Research and Experimental Development Tax Incentive Program

The measures announced today complement initiatives announced in Economic Action Plan 2012 to enhance the predictability of the SR&ED tax incentive program. The Canada Revenue Agency has taken the following steps to implement these measures:

•   A pilot project to determine the feasibility of a Formal Pre-Approval Process for SR&ED program claims was just launched.

•   Improvements to the review process for Notices of Objection related to SR&ED program claims have been implemented.

•   In consultation with SR&ED stakeholders, the existing online Eligibility Self-Assessment Tool is being enhanced to educate businesses on SR&ED program eligibility requirements and to assist them in preparing their SR&ED program claims.

•   In 2012, meetings were held with industry representatives to discuss and address emerging SR&ED program issues. These discussions will continue to be held regularly.

•   The first SR&ED Program Tax Tip was released in 2013.

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Enhancing Canada’s Venture Capital System

Venture capital plays an important role in promoting a more innovative economy by providing the investment and resources needed for high-potential small and medium-sized business to grow. Some of Canada’s top innovative businesses—such as Blackberry, OpenText, and Sierra Wireless—benefitted from venture capital investments at key stages of their growth. Canada requires a strong, sustainable venture capital industry to support high-potential young businesses, to ensure that they are able to grow into globally competitive firms that drive job-creation, innovation and economic growth.

As noted by the 2011 Expert Review Panel on Research and Development, Canada’s venture capital industry has been challenged on a number of fronts. In recent years, persistent poor returns have led to low fundraising and have limited the amount of capital available to fuel the growth of Canadian start-up businesses.

Recognizing the importance of the venture capital industry to Canada’s future productivity growth, Economic Action Plan 2012 announced resources to support Canada’s venture capital industry, including $400 million to help increase private sector investments in early-stage risk capital, and to support the creation of large-scale venture capital funds led by the private sector.

Over the Summer and Fall, the Government conducted extensive consultations with key stakeholders to determine how to structure this support to best contribute to the creation of a sustainable, private sector-led venture capital sector in Canada. During the consultations, stakeholders emphasized the need to implement private sector-led initiatives that demonstrate the return potential of the Canadian venture capital market to investors.

Based on the results of the consultations, the Prime Minister announced in January 2013 the Venture Capital Action Plan, a comprehensive strategy for deploying the $400 million in new capital over the next 7 to 10 years, which is expected to attract close to $1 billion in new private sector investments in funds of funds. The Plan recognizes the need to demonstrate that Canada’s innovative firms represent superior return opportunities, and that private sector investment and decision-making is central to long-term success. In particular, the Venture Capital Action Plan is making available:

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$250 million to establish new, large private sector-led national funds of funds (a funds of funds portfolio consists of investments in several venture capital funds) in partnership with institutional and corporate strategic investors, as well as interested provinces.

•	Up to $100 million to recapitalize existing large private sector-led funds of funds, in partnership with willing provinces.

•	An aggregate investment of up to $50 million in three to five existing high-performing venture capital funds in Canada.

•	Additional resources to continue developing a robust venture capital system and a strong entrepreneurial culture in Canada.

The availability of venture capital financing is just one driver of a successful private sector-led venture capital sector. It is equally important to foster a strong entrepreneurial culture and well-established networks that link investors to innovative companies. These complementary elements help entrepreneurs and young firms to develop their innovative ideas into strong business plans and access new markets and customers.

To support the Government’s efforts to strengthen venture capital in Canada, Economic Action Plan 2013 announces new initiatives to complement the Venture Capital Action Plan and promote the broader venture capital system.

Enhancing Innovation Hubs That Foster Entrepreneurial Talent and Ideas

Economic Action Plan 2013 proposes to provide $60 million over five years to help outstanding and high-potential incubator and accelerator organizations in Canada expand their services to entrepreneurs, and to make available a further $100 million through the Business Development Bank of Canada to invest in firms graduating from business accelerators.

Business incubators and accelerators are organizations that provide entrepreneurs with the resources, facilities and expertise needed to develop their business plan and seek follow-on financing. Incubators and accelerators play an important role in the venture capital system, serving as invaluable “classrooms” for entrepreneurs, providing them with hands-on advice and mentoring from successful innovators, and helping them gain strategic advantage in a competitive international marketplace.

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In order to better support Canadian business accelerators and incubators, Economic Action Plan 2013 proposes to:

•	Provide $60 million over five years to help outstanding and high-potential incubator and accelerator organizations in Canada expand their services to entrepreneurs.

•	Make available $100 million through the Business Development Bank of Canada for strategic partnerships with business accelerators and co-investments in graduate firms.

Additional details on these new initiatives will be made available in the coming months.

Promoting an Entrepreneurial Culture in Canada

Economic Action Plan 2013 proposes to create new Entrepreneurship Awards that celebrate the achievements, mentorship, risk-taking and resilience of Canadian entrepreneurs.

Entrepreneurs are the driving force behind the new businesses that bring innovations to market, launch novel industries and create high-paying jobs. Canada has a wealth of talented and successful entrepreneurs. These dynamic business owners can inspire others to start exciting new ventures and offer valuable advice to the next generation of Canadian entrepreneurs.

To highlight Canada’s entrepreneurial culture, Economic Action Plan 2013 proposes to create new awards that celebrate the achievements, mentorship, risk-taking and resilience of Canadian entrepreneurs. Building upon the successful Young Entrepreneur of the Year award supported by the Business Development Bank of Canada, the new awards will recognize:

•	The achievements of outstanding Canadian entrepreneurs who have created and grown many successful businesses.

•	Business mentors credited by their peers for having provided valuable advice that has led to the creation and growth of Canadian firms.

•	Innovative start-up companies that could reshape their industry in exciting and previously unforeseen ways.

•	Spectacular turnarounds of businesses or entrepreneurs that demonstrate recovery from failure in a way that is bold and inspiring.

The nomination process for these new awards will be announced in the coming months.

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Supporting Youth Entrepreneurship

Economic Action Plan 2013 proposes to provide $18 million over two years to the Canadian Youth Business Foundation.

The Canadian Youth Business Foundation is a national not-for-profit organization that works with young entrepreneurs to help them become the business leaders of tomorrow through mentorship, expert advice, learning resources and start-up financing. Since 2002, the Foundation has worked with 5,600 new entrepreneurs, helping to create 22,100 new jobs across Canadian communities.

Economic Action Plan 2013 proposes to provide $18 million over two years to enable the Canadian Youth Business Foundation to continue supporting young entrepreneurs between the ages of 18 and 34, conditional on the Foundation raising $15 million in matching funding from non-federal sources. This funding will support the Foundation’s efforts to become self-sustainable.

Promoting Linkages With International Investors

Innovative and high-growth firms can realize significant benefits through connections with venture capitalists and entrepreneurial services abroad. Canada supports such connections through programs such as the Canadian Technology Accelerator initiative, with hubs in New York City, Boston and Silicon Valley. The Government will continue to look for ways to foster these types of opportunities for Canadian innovative, high-growth firms and to promote Canada as a leading jurisdiction for innovation and investment opportunity.

Phasing Out the Labour-Sponsored Venture Capital Corporations Tax Credit

Economic Action Plan 2013 proposes to phase out the federal Labour-Sponsored Venture Capital Corporations tax credit by 2017.

The federal Labour-Sponsored Venture Capital Corporations (LSVCC) tax credit was introduced in the 1980s when access to venture capital for small and medium-sized businesses was limited. However, the economic environment and the structure of the venture capital market have changed significantly since that time.

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The LSVCC tax credit has been criticized by academics, international organizations as well as venture capital industry stakeholders as being an ineffective means of stimulating a healthy venture capital sector. Recently, several commentators, including the Organisation for Economic Co-operation and Development (OECD), have called for the elimination of the tax credit.

All things considered, labour-sponsored funds are financial instruments that fulfill neither their economic objectives, namely to make venture capital available to help Quebec businesses, nor their financial objectives of offering a good return to contributors, their performance being interesting only by taking into account the additional tax credit.

— Louis Fortin, Youri Chassin, Michel Kelly-Gagnon Montreal Economic Institute Research Paper, October 2011
As part of their recommendations for enhancing innovation outcomes, the OECD recommends to phase out tax credits to labour sponsored venture capital corporations (LSVCCs).
— Organisation for Economic Co-operation and Development OECD Economic Surveys: Canada 2012
These credits have not only been ineffective in generating more venture capital, but they have also helped finance poor projects that should have never been funded in the first place.
— Jack M. Mintz National Post, March 15, 2012

Providing tax relief to LSIFs [LSVCCs] has been, overall, a disappointing use of taxpayers’ money. Such funds have been shown in multiple studies, including this one, to do a poor job of achieving public policy aims.

— Tariq Fancy C.D. Howe Institute E-Brief, September 19, 2012
LSVCCs have generated poor returns, displaced more effective private funds, and in net have impoverished, rather than enhanced, the Canadian venture capital industry.
— Jeffrey G. MacIntosh National Post, March 20, 2012

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The Government heard the same message during the consultations on increasing the availability of venture capital in Canada held over the Summer and Fall of 2012. Several venture capital industry stakeholders called for an end to the LSVCC tax credit program.

Ontario has already taken action and completed the phase-out of its tax credit for investors in Labour Sponsored Investment Funds in 2012.

Economic Action Plan 2013 therefore proposes to phase out the federal LSVCC tax credit by 2017. The phase-out of the tax credit aligns with the increase in venture capital investments resulting from the implementation of the $400-million Venture Capital Action Plan. The Government’s new approach will better target resources to the venture capital industry in order to create a sustainable and efficient private sector-led venture capital sector.

The Government will consult with stakeholders on potential changes to the tax rules governing LSVCCs in order to assist with an orderly phase-out of the federal LSVCC tax credit.

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Table 3.4.1

Investing in World-Class Research and Innovation

millions of dollars

	2013–14	2014–15	Total

Supporting Advanced Research
Strengthening Research Partnerships Between
Post-Secondary Institutions and Industry	37	37	74
Reinforcing Canadian Research Capacity in Genomics		165	165
Supporting Atomic Energy of Canada Limited	137	4	141
Subtotal—Supporting Advanced Research	174	206	380

Pursuing a New Approach to Supporting Business Innovation
Fostering Business Innovation
Transforming the National Research Council	61	60	121
Supporting the Commercialization of Research by Small and Medium-Sized Enterprises	3	8	10
Sustainable Development Technology Canada	1	12	13
Strengthening the Impact of the Scientific Research and Experimental Development Tax Incentive Program	10	9	20
Subtotal—Pursuing a New Approach to Supporting Business Innovation	75	88	163

Enhancing Canada’s Venture Capital System
Enhancing Innovation Hubs That Foster Entrepreneurial Talent and Ideas	9	17	26
Supporting Youth Entrepreneurship	9	9	18
Subtotal—Enhancing Canada’s Venture Capital System	18	26	44

Total—Investing in World-Class Research and Innovation	267	320	587
Less funds existing in the fiscal framework	61	72	133

Net fiscal cost	205	249	454
Note: Totals	may not add due to rounding.

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Chapter 3.5

Supporting Families and Communities

Highlights

Support for Families

✓	Promoting adoption by enhancing the Adoption Expense Tax Credit to better recognize the costs of adopting a child.

✓	Expanding tax relief for home care services under the Goods and Services Tax/Harmonized Sales Tax to better meet the health care needs of Canadians.

✓	$76 million in annual tariff relief on baby clothing and sports and athletic equipment to reduce the gap in retail prices that Canadian consumers pay compared to those in the U.S.

✓	Working with provinces and pension plan sponsors to promote low-cost and secure pension options.

✓	Further bolstering Canada’s world-class, stable financial sector to better protect consumers through the development of a comprehensive financial consumer code.

Investing in Communities

✓	$119 million per year over five years for the Homelessness Partnering Strategy using a “Housing First” approach.

✓	$253 million per year over five years to renew the Investment in Affordable Housing.

✓	$100 million over two years to support the construction of housing in Nunavut.

✓	$65 million over two years to simplify the Funeral and Burial Program for Canada’s veterans and more than double its reimbursement rate.

✓	Increasing the maximum benefit of the Endowment Incentive component of the Canada Cultural Investment Fund to a maximum of $15 million over the life of the program.

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✓	Introducing a new temporary First-Time Donor’s Super Credit for first-time claimants of the Charitable Donations Tax Credit to encourage all young Canadians to donate to charity.

✓	$50 million over seven years to support the economic diversification efforts of the communities of Thetford Mines and Asbestos.

Protecting Canada’s Natural Environment

✓	$20 million in 2013–14 for the Nature Conservancy of Canada to continue to conserve ecologically sensitive land. Each federal dollar will be matched by two dollars in new funding from other sources.

✓	$10 million over two years to improve the conservation of fisheries habitat by supporting partnerships with local groups.

✓	Dedicating all funds collected through the sale of the Salmon Conservation Stamp to the Pacific Salmon Foundation.

✓	$4 million in 2013–14 to support marine conservation activities in Canada’s oceans.

✓	$4 million over three years to protect against invasive species through continued enforcement and monitoring of ballast water regulations and increased ballast water inspection capacity in the Arctic.

✓	Expanding tax relief for clean energy generation to include a broader range of equipment.

✓	Proposing to amend the Nuclear Safety and Control Act to support the regulation of nuclear facilities by the Canadian Nuclear Safety Commission through cost-recovery from nuclear licence holders.

✓	$19 million in 2013–14 on a cash basis to improve highways and associated bridges that pass through Canada’s national parks (see Chapter 3.3 under “The New Building Canada Plan” for further details).

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Building Strong Aboriginal Communities

✓	$54 million over two years to continue to ensure that specific claims are addressed promptly.

✓	$9 million over two years to expand the First Nations Land Management Regime to create further opportunities for economic development on reserve.

✓	$71 million over two years for supplementary policing services, the Aboriginal Justice Strategy and the Family Violence Prevention Program.

✓	$52 million over two years to enhance health services for First Nations and Inuit, including mental health services.

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Supporting Families and Communities

Economic Action Plan 2013 builds on previous actions by the Government to support families and communities, improving the quality of life for hard-working Canadian families.

Economic Action Plan 2013 supports families by keeping taxes low, promoting adoption by better recognizing the costs of adopting a child, helping to lower the prices of consumer goods, better protecting financial consumers, including seniors, and promoting low-cost and secure pension options. Economic Action Plan 2013 proposes measures to support communities by investing in quality affordable housing, honouring our veterans, improving the health of Canadians and supporting our arts and cultural community. Economic Action Plan 2013 proposes investments to promote a clean and sustainable environment, including preserving Canada’s natural heritage.

Building on shared priorities identified at the 2012 Crown-First Nations Gathering, Economic Action Plan 2013 proposes investments that will support economic development on reserve and promote the health and safety of Aboriginal families and communities.

Support for Families

The Government recognizes that families are the building blocks of our society. Since 2006, it has introduced a number of measures to help families, students, seniors and pensioners, workers, and persons with disabilities. Economic Action Plan 2013 builds on the Government’s record of support for Canadian families through initiatives that recognize the costs of adopting a child, help lower the prices of consumer goods that families use most, promote low-cost and secure pension options and better meet the health care needs of Canadians.

Keeping Taxes Low for Canadian Families and Individuals

Since 2006, the Government has provided significant tax relief for Canadian families and individuals. The average family of four now receives $3,220 in extra tax savings as a result of these actions. These tax reductions give individuals and families greater flexibility to make the choices that are right for them and help build a solid foundation for future economic growth, more jobs, and higher living standards for Canadians.

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Under the Government’s long-term agenda to keep taxes low, significant broad-based action has been taken to reduce taxes on savings, and to reduce taxes for all Canadians. For instance, the Government has:

•	Fulfilled its commitment to reduce the Goods and Services Tax (GST) to 5 per cent from 7 per cent, benefiting all Canadians—even those who do not earn enough to pay personal income tax.

•	Increased the amount that all Canadians can earn without paying federal income tax.

•

Reduced the lowest personal income tax rate to 15 per cent from 16 per cent, and increased the amount of income that individuals can earn before facing higher tax rates by increasing the upper limit of the two lowest personal income tax brackets.

•

Introduced the Tax-Free Savings Account (TFSA)—a flexible, registered, general-purpose savings vehicle—that allows Canadians to earn tax-free investment income to more easily meet their lifetime savings needs. As of 2013, Canadians can contribute up to $5,500 annually to a TFSA. This is an increase from the annual contribution limit of $5,000 for 2009 through to 2012 and reflects indexation to inflation. By the end of 2011, approximately 8.2 million Canadians had opened a TFSA.

The Government has also introduced a number of targeted tax reduction measures. For example, the Government has:

•	Helped families with children by introducing the Child Tax Credit, the Children’s Fitness Tax Credit and the Children’s Arts Tax Credit.

•	Introduced the Registered Disability Savings Plan, a tax-assisted savings account that helps individuals and families save for the long-term financial security of those with a severe disability.

•

Enhanced support to caregivers of infirm dependent family members by introducing the new Family Caregiver Tax Credit, and by removing the $10,000 limit on eligible expenses that caregivers can claim under the Medical Expense Tax Credit in respect of a dependent relative.

•

Provided about $2.7 billion in additional annual targeted tax relief for seniors and pensioners by increasing the Age Credit and the Pension Income Credit amounts, raising the age limit for maturing savings in Registered Pension Plans and Registered Retirement Savings Plans, and introducing pension income splitting.

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Provided further support to students and their families by exempting scholarship income from taxation, introducing the Textbook Tax Credit, and making Registered Education Savings Plans more responsive to changing needs.

•	Introduced the Public Transit Tax Credit to encourage public transit use and the Volunteer Firefighters Tax Credit to better support communities.

Benefits for Canadian families and individuals delivered through the personal income tax system, as well as support for families with children, have also been increased and enhanced. The Government has:

•	Introduced the Universal Child Care Benefit, which provides $100 per month to families for each child under the age of six.

•

Introduced and enhanced the Working Income Tax Benefit, lowering the “welfare wall” and strengthening work incentives for low-income Canadians already working, while encouraging other low-income Canadians to enter the workforce.

•	Increased the amount of income that families can earn before the National Child Benefit supplement is fully phased out and before the Canada Child Tax Benefit base benefit begins to be phased out.

•	Maintained the GST Credit level while reducing the GST rate by 2 percentage points, translating into more than $1.1 billion in GST Credit benefits annually for low- and modest-income Canadians.

In total, the Government will have provided almost $160 billion in tax relief for Canadian families and individuals over a six-year period ending in 2013–14. Canadians at all income levels are benefiting from tax relief introduced by the Government, with low-and middle-income Canadians receiving proportionately greater relief (Chart 3.5.1). Overall, personal income taxes are now 11 per cent lower with the tax relief provided by the Government, and more than 1 million low-income Canadians have been removed from the tax rolls.

Since 2006, the Government has introduced more than 150 tax relief measures. The federal tax burden is now the lowest it has been in 50 years. Going forward, the Government remains committed to keeping taxes low and will continue to examine ways to provide further tax relief for Canadians while taking into account the goal of returning to balanced budgets in the medium term.

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The Government Has Taken Significant Action to Reduce Taxes

Since 2006, the Government has:

•   Introduced more than 150 tax relief measures.

•   Provided almost $160 billion in tax relief for Canadian families and individuals over a six-year period ending in 2013–14.

•   Cut taxes for an average family of four by $3,220.

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Enhancing the Adoption Expense Tax Credit

Economic Action Plan 2013 proposes to enhance the Adoption Expense Tax Credit to better recognize the costs unique to adoption.

Strong and stable families are critical to Canada’s long-term prosperity. Families provide children with permanency, connections, and support—and yet an estimated 30,000 children are currently in the care of child welfare agencies across Canada, waiting to be adopted.

The Adoption Expense Tax Credit recognizes costs unique to adopting a child. To provide better tax recognition of the costs incurred by adoptive parents, Economic Action Plan 2013 proposes to allow additional adoption-related expenses (such as fees for a provincially required home study and mandatory adoption courses) to be eligible for the credit. This change will apply to adoptions finalized after 2012.

Registered Disability Savings Plans—Legal Representation

The Registered Disability Savings Plan (RDSP) is a tax-assisted savings vehicle that was introduced in Budget 2007. Since becoming available in 2008, more than 65,500 RDSPs have been opened. The RDSP is widely regarded as a major policy innovation and positive development in helping to ensure the long-term financial security of Canadians with severe disabilities.

However, a number of adults with disabilities have experienced problems in establishing a plan because their capacity to enter into a contract is in doubt. In many provinces and territories, the only way that an RDSP can be opened in these cases is for the individual to be declared legally incompetent and have someone named as their legal guardian—a process that can involve a considerable amount of time and expense on the part of concerned family members, and that may have significant repercussions for the individual.

Economic Action Plan 2012 allowed, on a temporary basis, certain family members to become the plan holder of the RDSP for an adult individual who might not be able to enter into a contract, in order to ensure that individuals in all provinces and territories whose contractual competence is in doubt and who do not have a legal representative may still benefit from RDSPs.

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While the temporary federal measure will allow more RDSPs to be opened in the short term, only those potential RDSP beneficiaries with parents or spouses will be able to benefit. In addition, under provincial and territorial trust law, withdrawals from RDSPs must be paid to the beneficiary of the plan or his or her legal representative. Accordingly, the temporary federal measure does not represent a complete solution to this important issue.

Some provinces and territories have already instituted streamlined processes to allow for the appointment of a trusted person, such as a parent, other relative or friend, to manage resources on behalf of an individual with a disability, or have otherwise indicated that their system already provides sufficient flexibility to address these concerns. The Government of Canada recognizes and appreciates the leadership shown by the Governments of British Columbia, Saskatchewan, Manitoba, Newfoundland and Labrador, and Yukon in this regard; in particular, British Columbia’s Representation Agreement and Newfoundland and Labrador’s efforts to effect changes to its Enduring Powers of Attorney Act demonstrate different approaches that can be taken to ensure access to RDSPs for those with intellectual disabilities.

As Economic Action Plan 2012 indicated it would do, the Government of Canada has worked with provinces and territories to develop a standardized, streamlined process that provinces and territories could adopt in order to facilitate and simplify the process of opening RDSPs for beneficiaries who lack contractual competence.

In Economic Action Plan 2012, the Government encouraged the Governments of Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, the Northwest Territories and Nunavut to put in place streamlined processes to facilitate and simplify the process of opening and making withdrawals from RDSPs for adults who might not be able to open a plan due to concerns about their ability to enter into a contract, and noted that Alberta had recently indicated that it would examine ways to simplify access to the RDSP program.

Over the past year, many of these jurisdictions have indicated their commitment to facilitating greater access to RDSPs, but have not yet taken concrete action toward this goal; others have indicated that they are considering whether and how to take action.

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Accordingly, the Government of Canada strongly encourages the Governments of Alberta, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, the Northwest Territories and Nunavut to take action in this area without delay.

Expanding Tax Relief for Home Care Services

Economic Action Plan 2013 proposes to expand health-related tax relief under the GST/HST to better meet the health care needs of Canadians.

The Government is committed to ensuring that the tax system reflects the evolving nature of the health care system and health care needs of Canadians. Economic Action Plan 2013 proposes to expand the Goods and Services Tax/Harmonized Sales Tax (GST/HST) exemption for publicly funded homemaker services to include personal care services, such as bathing and feeding, provided to individuals who, due to age, infirmity or disability, require such assistance at home. This change will be effective after Budget Day.

It is estimated that this measure will reduce federal revenues by $5 million in each of 2013–14 and 2014–15.

Consistent Application of Excise Duty on Tobacco Products

Economic Action Plan 2013 proposes to eliminate the preferential excise duty treatment of manufactured tobacco.

Reducing tobacco consumption is important for improving the health of Canadians. A key component of the Government’s health strategy is to tax tobacco products at a high and sustainable level to discourage their consumption. Economic Action Plan 2013 proposes to eliminate the preferential excise duty rate that currently applies to manufactured tobacco (e.g., fine-cut tobacco used in roll-your-own cigarettes, chewing tobacco) to make it equivalent to that applying to other tobacco products. This measure will increase the rate of excise duty on manufactured tobacco from $2.8925 to $5.3125 per 50 grams or fraction thereof, effective after Budget Day.

It is estimated that this measure will increase federal tax revenues by about $75 million in 2013–14 and $65 million in 2014–15.

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Palliative and End-of-Life Care

Economic Action Plan 2013 proposes funding of $3 million over three years to the Pallium Foundation of Canada to support training in palliative care to front-line health care providers.

The Government is committed to helping to ensure that Canadians receive the compassionate care they need. The Pallium Foundation of Canada works to improve the quality of palliative and end-of-life care for Canadians by creating educational resources for primary care professionals. Economic Action Plan 2013 proposes funding of $3 million over three years to the Pallium Foundation to support training in palliative care to front-line health care providers. This investment builds on the funding provided in Budget 2011 that is being used to support The Way Forward: Moving Towards Community-Integrated Hospice Palliative Care in Canada initiative, which aims to help develop new community-integrated palliative care models across Canada.

Tariff Relief for Canadian Consumers

Economic Action Plan 2013 proposes $76 million of tariff relief on baby clothing and sports and athletic equipment to benefit Canadian families and retailers.

Some products consistently cost more in Canada compared to the exact same products sold in the United States. These price discrepancies persist despite the considerable appreciation of the Canadian dollar relative to the United States dollar over the past several years.

The Government shares Canadians’ concerns about the Canada-U.S. price gap and wants to see lower prices for consumers. At the Government’s request, the Standing Senate Committee on National Finance examined this issue in detail, identifying a number of possible factors including Canada’s tariffs.

In order to lower prices for Canadian families, Economic Action Plan 2013 proposes to eliminate all tariffs on baby clothing and sports and athletic equipment. The latter includes products such as ice skates, hockey equipment, skis and snowboards, golf clubs and other equipment to promote physical fitness and healthy living, consistent with past initiatives such as the Children’s Fitness Tax Credit.

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Examples of Tariff Relief for Canadian Consumers
Product	Current Tariff[1]	Tariff as of April 1, 2013
Baby clothing	18%	Free
Ice skates	18%	Free
Hockey equipment	2.5%-18%	Free
Skis and snowboards	6.5%-20%	Free
Golf clubs	2.5%-7%	Free
Exercise equipment	6.5%	Free
[1] Tariff rates are as per Canada’s Customs Tariff. Tariffs apply on the F.O.B. landed value of imported goods.

Altogether, this represents $76 million in annual tariff relief, and comes with an expectation that wholesalers, distributors and retailers will pass these savings on to consumers. The Government, in consultation with the Retail Council of Canada and consumer groups, will monitor the impact of these tariff reductions on Canadian retail prices.

This initiative will allow the Government to assess whether tariff elimination can help narrow the price gap for consumers in Canada, and will help guide future decisions. The Government will continue working with Canadians, including consumers, retailers and manufacturers, to identify areas where further tariff liberalization can benefit Canadians.

Developing a Comprehensive Financial Consumer Code

The Government is proposing to develop a comprehensive financial consumer code to better protect consumers of financial products and ensure they have the necessary tools to make responsible financial decisions.

A strong financial system is one in which consumers are confident that their interests are protected by a high-quality regulatory framework.

The Government is proposing to develop a comprehensive financial consumer code to better protect consumers of financial products and ensure they have the necessary tools to make responsible financial decisions. The Government will be launching extensive consultations on the elements of the code to seek the views of Canadians, including consumer groups, on how to improve the federal financial consumer framework. The Government will then introduce the comprehensive consumer code to replace the currently dispersed mix of legislation and dozens of regulations.

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To make the framework even more robust in a rapidly evolving and innovative financial marketplace, the code would be adapted to suit the needs of consumers of today and tomorrow. For instance, it would respond to the realities of a digital and remote banking environment, as well as the needs of vulnerable Canadians, including people with disabilities and seniors at risk of financial abuse.

Supporting Consumers of Financial Services

The Government has taken steps to update the robust financial consumer protection framework, including:

•   New rules with respect to credit cards, leading to the introduction of a fee summary box and a mandatory 21-day interest-free grace period.

•   The reduction in the maximum cheque hold periods and immediate access to a portion of funds deposited by cheque.

•   Increasing the maximum fine on financial institutions that violate consumer provisions from $200,000 to $500,000.

•   A requirement that financial services be offered on an opt-in basis only.

•   Improved mortgage prepayment penalty disclosure.

•   Strengthening the dispute resolution framework for banks.

•   The introduction of regulations banning the distribution of unsolicited credit card cheques.

•   Moving to better protect Canadians using prepaid cards issued by federally regulated financial institutions.

•   The establishment of the Task Force on Financial Literacy.

•   The Financial Literacy Leader Act, creating the position of Financial Literacy Leader.

•   $3 million in additional funding for the Financial Consumer Agency of Canada to support the Leader in undertaking financial literacy initiatives.

•   The designation of November as Financial Literacy Month.

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Protecting Vulnerable Canadians from Predatory Lending

Economic Action Plan 2013 will support provincial efforts to regulate appropriately all payday lending-type high interest rate products, and will raise awareness of the fact that Government of Canada cheques can be cashed free of charge at any bank in Canada.

Avoiding high-cost loans, payday lending and other expensive financial services can be a challenge for vulnerable populations, including the working poor, people with disabilities and the elderly. For these Canadians, it can be difficult to access affordable borrowing with manageable payment schedules and to exercise their rights when it comes to basic financial services.

The Government will work with interested provinces to support their efforts to regulate appropriately all payday lending-type high interest rate products. In addition, the Government will take steps to raise awareness of the fact that Government of Canada cheques can be cashed free of charge at any bank in Canada, for customers and non-customers alike.

Financial Literacy Initiatives for Seniors

The Government will work with partners to improve financial literacy among seniors and respond to specific challenges faced by seniors.

Some seniors have difficulty accessing financial services due to physical or cognitive impairment, and may rely on the help of others, which can increase their vulnerability to financial abuse. Improving financial literacy among seniors will help them make more informed decisions about protecting their financial interests into the future.

The Government has taken steps to champion the rights of seniors. For example, the Protecting Canada’s Seniors Act, which received Royal Assent on December 14, 2012, aims to better protect seniors by considering age and other personal circumstances as aggravating factors to apply tougher sentences for those who take advantage of the elderly.

In addition, Bill C-12, An Act to amend the Personal Information Protection and Electronic Documents Act, will help to combat the financial abuse of seniors by allowing banks and other financial institutions to report suspected fraud to the police or other social service agencies.

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The Government will work with stakeholders to better understand the unique challenges faced by seniors, and under the leadership of the Financial Literacy Leader it will implement a financial literacy strategy that specifically responds to seniors’ needs. In the near term, the Government will collaborate with banks and other financial institutions to develop and disseminate information about powers of attorney and bank services targeted to seniors’ needs.

Update on Pooled Registered Pension Plans (PRPPs)

The Government will continue to work closely with the provinces to encourage implementation of the PRPP framework in a timely manner.

The Government has fully implemented the federal PRPP regulatory framework. PRPPs will provide a new, accessible, large-scale and low-cost pension option to employers, employees and the self-employed. The federal framework applies to employees in industries that are federally regulated. It also applies to all individuals employed in the Yukon, Northwest Territories and Nunavut.

With the passage of the Jobs and Growth Act, 2012, the income tax rules for PRPPs are also now in force. The rules will apply to both federally and provincially regulated PRPPs.

Provinces will need to introduce their own enabling legislation to make PRPPs available throughout Canada. The Government welcomes British Columbia’s recently tabled legislation. The Government will continue to work closely with the provinces to encourage implementation of PRPP legislation in a timely manner to help Canadians reach their retirement objectives. A high level of harmonization of legislation and regulations across Canada will be instrumental in increasing the availability of PRPPs and achieving lower costs.

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New Options for Troubled Pension Plans

The Government proposes to introduce changes to the distressed pension workout scheme.

The Government proposes to introduce changes to the distressed pension workout scheme to facilitate the resolution of plan-specific problems that arise when plan sponsors face funding challenges. The changes under consideration are designed to increase the flexibility for plan sponsors to enter the scheme; increase the effectiveness of the scheme; and promote outcomes that improve the funding status of pension plans to help ensure that plan member benefits are protected. The Government will undertake consultations on this initiative.

Investing in Communities

The Government continues to take concrete action to maintain strong and healthy Canadian communities. Economic Action Plan 2013 proposes key investments in support of safe and affordable housing. It also proposes to further recognize and support Canada’s veterans and their families and make targeted investments in Canada’s vibrant arts and culture community.

Housing for Canadians in Need

The Government is committed to ensuring low-income families have access to quality affordable housing. Economic Action Plan 2013 proposes significant investments to support the availability of housing for these vulnerable Canadians. Through targeted investments, the Government will work with provincial and territorial governments, First Nations, not-for-profit organizations, and other stakeholders at the community level to increase accessibility and affordability of housing for those in need.

Homelessness Partnering Strategy

Economic Action Plan 2013 proposes $119 million per year over five years, nearly $600 million in total, to the Homelessness Partnering Strategy using a “Housing First” approach.

The outcomes of the Mental Health Commission of Canada’s At Home/Chez Soi project have shown that providing Housing First services and supports are an effective way to reduce homelessness. This approach aims to move people rapidly from shelters and the streets into stable housing, while providing them with support for underlying mental health or addiction issues.

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Building on the successful At Home/Chez Soi project, the Government will continue to work in partnership with provinces and territories, communities, the private sector and other stakeholders, such as the Federation of Canadian Municipalities, to reduce homelessness. Economic Action Plan 2013 proposes $119 million per year over five years for the Homelessness Partnering Strategy using a Housing First approach.

Over the coming months, the Minister of Human Resources and Skills Development will work with Government partners at the community level to confirm the implementation details of this approach.

Mental Health Commission of Canada’s At Home/Chez Soi Project

In February 2008, the Government allocated $110 million to the Mental Health Commission of Canada (MHCC) to find ways to help the growing number of homeless people who live with a mental illness. The MHCC developed the At Home/Chez Soi project. It was officially launched in November 2009.

The project is based on the Housing First approach, which provides people with housing and support services tailored to meet their needs.

The project specifically involves people who have been homeless and living with a mental health issue. Projects are underway in Moncton, Montreal, Toronto, Winnipeg and Vancouver, and each site is exploring issues related to various sub-populations. Over 2,000 homeless people are participating and the project is providing meaningful and practical support to these individuals.

The project’s interim report, released in September 2012, provides significant evidence about the impact of the Housing First approach in addressing homelessness for people with mental illness as well as information about the cost consequences of serving specific populations. The evidence shows that the Housing First approach: can be implemented across Canada; improves the lives of those who are homeless and have a mental illness; and makes better use of public dollars, especially for those who are high service users—as demonstrated by a reduction in the use of hospital in-patient care, emergency rooms, police detentions and justice services.

The project will develop a body of evidence to help provinces and territories provide services to homeless people living with a mental illness. In addition, funding arrangements are being established to ensure that people participating in the project will have supports in place once the project is completed.

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Investment in Affordable Housing

Economic Action Plan 2013 proposes $253 million per year over five years, over $1.25 billion in total, to renew the Investment in Affordable Housing.

Helping Canadians in need find and keep affordable housing requires strong partnerships across all orders of government. Economic Action Plan 2013 announces the Government’s continued commitment to working with provinces and territories to develop and implement solutions to housing by proposing $253 million per year over five years to renew the Investment in Affordable Housing to 2018–19. Under the Investment in Affordable Housing bilateral agreements, provinces and territories match federal investments and design and deliver programs that improve access to housing. Provinces and territories can use funding for various activities, including new construction, renovation, home ownership assistance, rent supplements, shelter allowances, and accommodations for victims of family violence. Between April 2011 and the end of December 2012, over 136,000 households benefited from the Investment in Affordable Housing.

The Government will also ensure that funds transferred to provinces and territories through the Investment in Affordable Housing support the use of apprentices, which will support training of skilled labour.

Habitat for Humanity Canada

Since being established in 1985, Habitat for Humanity Canada has completed over 2,200 homes for low-income families through its 69 affiliates across the country.

Funded in part by resources available through the Investment in Affordable Housing, Habitat for Humanity Canada has constructed nearly 1,000 homes for low-income Canadians over the past five years and plans to build another 255 in 2013.

In addition, Habitat for Humanity Canada home building sites have been classrooms for over 1,300 apprentices and pre-apprentices in the last year alone.

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Investment in Nunavut Housing

Economic Action Plan 2013 proposes $100 million over two years to support the construction of new housing in Nunavut.

Nunavut faces unique challenges in providing affordable housing due to its climate, geography and dispersed population. In recognition of the distinctive needs of Nunavut, Economic Action Plan 2013 proposes $100 million over two years to support the construction of about 250 housing units. Funding will be provided through Canada Mortgage and Housing Corporation.

Supporting and Honouring Veterans

The Government is committed to supporting and recognizing Canada’s veterans. Economic Action Plan 2013 proposes to improve access to the services and financial supports available to Canadian veterans and their families. In addition, the Government is proud to honour the dedication and sacrifice of those Canadians who served this country in the First and Second World Wars and the Korean War.

Increasing Support for Veterans and Their Families

Economic Action Plan 2013 confirms that total investments of $1.9 billion over seven years will be made to ensure that disabled, ill and aging veterans and their families receive the supports that they need.

The Government has increased support for veterans and their families by no longer deducting veterans’ disability benefits when calculating their Service Income Security Insurance Plan Long Term Disability, Earnings Loss and Canadian Forces Income Support benefits. These changes ensure that veterans have access to the full range of supports available to them.

Economic Action Plan 2013 confirms a total commitment of $1.9 billion over seven years to change National Defence and Veterans Affairs Canada programming to ensure the necessary programs and supports are in place for Canadian veterans. The Government also proposes to continue moving forward with relevant legislative changes.

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Enhancing Veterans Affairs Canada’s Funeral and Burial Program

Economic Action Plan 2013 proposes to simplify the Funeral and Burial Program and more than double its reimbursement rate.

The Government has enormous respect for the men and women who have sacrificed in the service of Canada. One of the commitments the Government makes to veterans is to ensure that those who die without financial means receive the necessary financial support to provide for a dignified funeral and burial. The Funeral and Burial Program, which is delivered by the Last Post Fund Corporation on behalf of Veterans Affairs Canada, provides and maintains grave markers and offers financial assistance to veterans’ estates where the veteran died as a result of a service-related disability or for cases where the veteran had insufficient assets for a dignified funeral and burial.

Economic Action Plan 2013 proposes $65 million over two years to enhance the Funeral and Burial Program by simplifying the program for veterans’ estates and by more than doubling the current funeral services reimbursement rate from $3,600 to $7,376. The Government will continue to work with the Royal Canadian Legion to ensure that veterans continue to receive the support they need for a dignified funeral and burial.

Road to 2017

Economic Action Plan 2013 proposes to provide $5 million for the construction of a permanent Visitor Centre at the Canadian National Vimy Memorial.

The Government believes strongly in the importance of promoting and celebrating Canada’s history. With Canada’s 150th birthday approaching in 2017, the Government is taking concrete steps to build a lasting legacy for this important milestone. The Government is making a large investment to create the new Canadian Museum of History, and bring all of Canada’s museums together in a national network to share resources and teach the great stories of Canada’s past.

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On the Road to 2017, the Government will be commemorating many significant milestones that helped shape our great country. In 2014, Canada will commemorate the 100th anniversary of World War I and the 75th anniversary of World War II. These anniversaries will remind us of the sacrifices of those who served, and improve the understanding of how these wars shaped our character as a nation. As we approach the 100th anniversary of the First World War, Economic Action Plan 2013 proposes $5 million to fund the construction of a permanent Visitor Centre at the Canadian National Vimy Memorial in France, to commemorate the sacrifice of Canadian soldiers in the First World War. Additional funds for the project will be leveraged from the private sector and from individual Canadians by the Vimy Foundation.

As Canada prepares to celebrate the 150th anniversary of Confederation in 2017, the Government wishes to ensure that a broad, national perspective is brought to these celebrations. Currently, the locally based National Capital Commission is responsible for promoting the National Capital Region. In order to ensure that the annual Canada Day shows that take place on Parliament Hill and the promotion of National Capital Region events such as Winterlude draw on the cultural and social fabric of the whole of Canada, the Government will transfer the mandate to promote the National Capital Region from the National Capital Commission to the Department of Canadian Heritage.

Investments in Arts and Culture

Renewing the Roadmap for Canada’s Official Languages for 2013–2018

Economic Action Plan 2013 proposes continued support for the Government’s new Roadmap for Canada’s Official Languages (2013–2018).

Canada’s two official languages are an integral part of our country’s history and culture as well as our identity as a nation. The Government is committed to supporting official languages through its new Roadmap for Canada’s Official Languages (2013–2018). The new Roadmap represents an ongoing commitment to enhance the vitality of Canada’s official language minority communities and contribute to a strengthened linguistic duality. The new Roadmap also emphasizes the importance and benefits accruing from our two official languages to national identity and promotes that immigrants master at least one official language to continue to contribute to Canada’s development and prosperity.

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Canada Cultural Investment Fund: Endowment Incentive

Economic Action Plan 2013 announces that the Endowment Incentive component of the Canada Cultural Investment Fund will increase to a maximum benefit of $15 million over the life of the program, an increase of 50 per cent.

The Endowment Incentive component of the Canada Cultural Investment Fund helps promote corporate philanthropy and private investment in the arts by providing government grants to match private sector donations. Starting in 2013, the amount of funding an arts organization can benefit from, over the life of the program, will increase from a maximum of $10 million to $15 million, an increase of 50 per cent. This will help ensure that large arts organizations such as the National Ballet of Canada, the Orchestre symphonique de Montreal, the Banff Centre and the Stratford Festival can continue to demonstrate leadership in building private sector support, while maintaining access to the program for small- and medium-sized arts organizations. With this program adjustment, the Government of Canada is taking concrete steps to help ensure that Canada’s arts and culture sector contributes to a strong economy, with arts organizations becoming more resilient and self-sustaining through the continued support of the private sector.

Massey Hall Revitalization

Economic Action Plan 2013 proposes funding of $8 million in 2013–14 to help support the restoration and revitalization of Massey Hall.

Massey Hall, which was opened in 1894, has played a unique role in Canada’s cultural history and is an important venue for concerts and other events, attracting many of the world’s leading performers. Economic Action Plan 2013 proposes funding of $8 million in 2013–14 to help support the restoration and revitalization of Massey Hall. A revitalized Massey Hall will provide a modern venue to support Canada’s current and future artists.

The Government’s Record Level of Support for Sport

The Government is making record investments in sport. Sport is vital to Canadian society. It contributes to the development of life skills by our children and youth, and promotes healthy and active lifestyles. Canadians also take pride in our athletes, who represent Canada with such distinction when they compete internationally.

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The Government’s Record Level of Support for Sport

The Government provides financial support to sport through three programs: the Hosting Program which provides about $20 million annually to assist Canadian communities in hosting world-class international sport events and the Canada Games; the Athlete Assistance Program, which provides $27 million annually to support approximately 1,800 athletes, giving them financial assistance to pursue world-class results while achieving their academic and career goals; and the Sport Support Program, which provides about $146 million annually to Canadian sport organizations to strengthen our national sport system and benefit our athletes and coaches.

Each year, about $64 million of the Sport Support Program’s total amount is provided as enhanced excellence funding for targeted sports and athletes with medal potential at the Olympic and Paralympic Games. In 2012–13, approximately $3 million was provided to Special Olympics Canada through the Sport Support Program.

In addition, up to $500 million has been committed to support sport infrastructure projects, legacy initiatives, and essential federal services associated with staging the Toronto 2015 Pan American and Parapan American Games.

Expanding Library Services for the Blind and Partially Sighted

Economic Action Plan 2013 proposes $3 million in 2013–14 to the Canadian National Institute for the Blind in support of a National Digital Hub.

The Government is committed to supporting the full participation of persons with disabilities. To improve library services available to the print-disabled community, Economic Action Plan 2013 proposes $3 million in 2013–14 to the Canadian National Institute for the Blind for a National Digital Hub.

The National Digital Hub will acquire and produce alternative format materials and distribute them to the print-disabled community through public libraries, direct service points and ultimately the web as downloadable formats become available. This will support Canadians who are blind or partially sighted in their ongoing educational development and improve their quality of life.

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Response to the Report of the House of Commons Standing Committee on Finance on Charitable Donation Tax Incentives

Economic Action Plan 2013 responds to the report of the House of Commons Standing Committee on Finance on charitable donation tax incentives and proposes a new temporary First-Time Donor’s Super Credit to encourage all young Canadians to donate to charity.

Canadians recognize that the charitable sector plays a vital role in our society and provides valuable services to Canadians, including the most vulnerable. Canadians also provide generous support to the sector in recognition of its important work: recent data from Statistics Canada show that more than 5.7 million Canadians donated almost $8.5 billion to registered charities in 2011.

Canada’s incentives for charitable donations have been described as among the most generous in the world. Registered charities are exempt from tax on their income and may issue official donation receipts for gifts received; donors may use those receipts to reduce their taxes by claiming the Charitable Donations Tax Credit (for individuals) or the Charitable Donations Tax Deduction (for corporations). In 2012, federal tax assistance for charitable donations exceeded $2.9 billion.

Since 2006, the Government Has Taken a Number of Important Steps to Support the Charitable Sector

•   To encourage increased charitable donations, the Government introduced a complete exemption from the capital gains tax associated with donations of publicly listed securities, donations of ecologically sensitive land to public conservation charities and certain donations of exchangeable shares.

•   To reduce the administrative burden on charities, the Government eliminated many of the disbursement quota requirements, allowing charities to focus more of their time and resources on charitable activities.

•   To ensure that Canadians have confidence that donations of their hard-earned dollars support legitimate charities and are used for charitable purposes, the Government has put in place several new measures to improve accountability and transparency in the charitable sector.

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Most recently, the Government has taken additional steps to ensure that tax incentives for charitable giving remain effective. The Government supported Motion 559, sponsored by the Member of Parliament for Kitchener–Waterloo, Peter Braid, and subsequently adopted by the House of Commons, which called for the Standing Committee on Finance to study charitable donation incentives. The Committee published its report, Tax Incentives for Charitable Giving in Canada, on February 11, 2013. The Government thanks Peter Braid for this important initiative, and thanks the Committee for its work.

The Standing Committee on Finance heard that there is a need to foster and promote a culture of giving, and that tax incentives can play a role both in increasing the number of new donors and encouraging existing donors to give more.

Economic Action Plan 2013 responds to the Committee’s report by proposing a new temporary First-Time Donor’s Super Credit (FDSC) designed to encourage new donors to give to charity.

The FDSC will increase the value of the federal Charitable Donations Tax Credit by 25 percentage points if neither the taxpayer nor their spouse has claimed the credit since 2007. The FDSC will apply on up to $1,000 in cash donations claimed in respect of any one taxation year from 2013 to 2017.

This new credit will significantly enhance the attractiveness of donating to a charity for young Canadians who are in a position to make donations for the first time and—by helping to rejuvenate and expand the charitable sector’s donor base—will have an immediate impact in supporting the sector.

This measure is expected to cost $25 million in each of 2013–14 and 2014–15.

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The Government will redouble its ongoing efforts in the areas identified by the Committee in their recommendations:

•

With respect to monitoring charitable giving trends and characteristics, Statistics Canada publishes annual data on the amounts Canadians donate to charity, as well as a demographic breakdown and trends in giving.

•	With respect to public awareness, the Canada Revenue Agency provides education and information related to charitable giving.

•

With respect to social finance, as noted below, the Government will bring together key players in the non-profit and private sectors to develop investment-worthy ideas and tap the potential of the social finance marketplace to promote economic growth and prosperity.

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•

With respect to red tape reduction, the Government has taken action, as part of the Small and Rural Charities Initiative, by restructuring the Registered Charity Information Return to minimize the time small and rural charities need to complete the form.

•

Finally, with respect to transparency and accountability, the Government has taken steps to combat fraud and abuse in the charitable sector and enhance transparency and accountability around the political activities of charities.

Consistent with recommendations put forward in the Standing Committee’s report and the need for restraint in the current fiscal context, the Government will work with the charitable sector, including Imagine Canada, to encourage more donations by a greater number of Canadians and further enhance public awareness, reduce red tape, and increase transparency and accountability in the charitable sector.

Support for Social Finance

Economic Action Plan 2013 reinforces the need to help facilitate bringing partners together to tap the potential of the social finance marketplace.

In communities across the country, Canadians are finding innovative approaches to tackling local challenges by building partnerships across sectors and leveraging new ideas and sources of funding. In Budget 2011 and Economic Action Plan 2012, the Government highlighted the potential of social finance to strengthen government-community partnerships.

In November 2012, the Minister of Human Resources and Skills Development launched a pioneering, web-based public policy engagement process, the National Call for Concepts for Social Finance, to seek ideas from individual Canadians and not-for-profit and private sector organizations to help the Government identify new ways to address social and economic issues. The Call for Concepts issued a challenge to Canadians: propose solutions to complex social issues that are funded through social finance instruments. The response to the Call has exceeded expectations—over 150 submissions from across the country were received that address key priorities for Canada’s long-term prosperity, such as supporting youth at risk, reducing homelessness and improving employment outcomes for persons with disabilities.

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The Government can help bring partners together to turn these ideas into action. The Minister of Human Resources and Skills Development will help facilitate this process and build on the Call for Concepts by bringing together key players in the non-profit and private sectors to develop investment-worthy ideas and tap the potential of the social finance marketplace to promote economic growth and prosperity.

Maximizing Opportunities for International Synergies

In Budget 2007 the Government laid the ground work for its Aid Effectiveness Agenda, which has since been successfully implemented by the Canadian International Development Agency (CIDA) through greater efficiency, accountability and focus, particularly in reporting on results and transparency, in order to maximize the impact of public funds.

The Government will continue to provide essential aid to those most in need in developing countries in key areas like maternal, newborn and child health, education, public sector governance and justice reform, and agriculture. Through these efforts, our assistance increasingly plays a catalytic role in fostering economic growth in the developing world and with emerging economies. This assistance is also a critical instrument for advancing Canada’s long-term prosperity and security.

Canada continues to make international development and humanitarian assistance central to our foreign policy, while maintaining a leadership role on the international stage, as evidenced by our G8 2010 Muskoka Initiative on Maternal, Newborn and Child Health.

The mechanisms through which we are advancing our development objectives are increasingly more multi-faceted and more often now include our bilateral and multilateral relationships, trade and commercial interests, and engagement with Canadian stakeholders, including civil society organizations and the private sector. As the linkages between our foreign policy, development, and trade objectives continue to grow, the opportunity to leverage each of these grows at equal pace.

In 2006, the Government re-merged its foreign affairs and international trade functions, helping to foster natural synergies between the two portfolios that have resulted in improved outcomes for Canadians. This enhanced policy coherence across our foreign and trade objectives has helped Canada to increase economic opportunities through our international engagements. There are similar opportunities for synergies with our development assistance.

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In order to maximize this opportunity, the Government will amalgamate the Department of Foreign Affairs and International Trade (DFAIT) and CIDA. In addition to maintaining a separate ministerial position, this Government will, for the first time, enshrine in law the important roles and responsibilities of the Minister for development and humanitarian assistance. This enhanced alignment of our foreign, development, trade and commercial policies and programs will allow the Government to have greater policy coherence on priority issues and will result in greater overall impact of our efforts.

The new Department of Foreign Affairs, Trade and Development will continue to serve the same functions as those of CIDA and DFAIT. Poverty alleviation through development assistance and the provision of humanitarian assistance in times of crisis are a tangible expression of Canadian values, which the Government will continue to advance on the international stage. To that effect, core development assistance will remain intact. The Department of Foreign Affairs, Trade and Development will leverage the synergies resulting from the amalgamation to maximize the effectiveness of the resources available to deliver development and humanitarian assistance.

Supporting the Economic Transition of Communities Economically Linked to the Chrysotile Asbestos Industry

Economic Action Plan 2013 proposes to provide $50 million over seven years to support the economic diversification efforts of the communities of Thetford Mines and Asbestos.

Historically, the chrysotile asbestos industry has been a significant employer in the communities of Thetford Mines and Asbestos in the province of Quebec. Due to the decline of the industry, these communities are now exploring ways to diversify their local economies and create new jobs.

Confirming the commitment made by the Government in September 2012, Economic Action Plan 2013 proposes to provide $50 million over seven years to Canada Economic Development for Quebec Regions to support economic diversification efforts in the communities of Thetford Mines and Asbestos.

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Protecting Canada’s Natural Environment

Protecting the health and well-being of Canadians by promoting a clean and sustainable environment is a key government priority. Economic Action Plan 2013 proposes to provide funding to continue to preserve Canada’s natural heritage through land and marine conservation, support responsible marine management, and protect against invasive species.

Supporting a Healthy Environment

To maintain a strong economy, Canada requires a healthy environment that provides sustainable resources and supports a high quality of life. The Government is committed to ensuring that Canada’s enviable and pristine environment is protected and strengthened for current and future generations.

Since 2006, the Government has made available more than $17 billion to support the environment, including:

•   More than $4 billion in clean transportation initiatives to support renewable fuels and a cleaner and more efficient transportation system.

•   About $2.5 billion in ecoENERGY initiatives targeting renewable energy, energy science and technology, and energy efficiency.

•   More than $1 billion to support the Clean Air Regulatory Agenda, the Government’s regulatory framework for reducing greenhouse gas (GHG) emissions and improving air quality.

•   Nearly $1 billion for the ecoENERGY Retrofit—Homes program to help homeowners make their homes more energy efficient.

•   A $1.5-billion trust fund to help the provinces and territories invest in major projects that clean our air and result in real GHG emission reductions.

The Government is committed to reducing Canada’s total GHG emissions by 17 per cent from 2005 levels by 2020 and is halfway to meeting its target—a target that is inscribed in the Copenhagen Accord. The Government is also following a sector-by-sector regulatory approach to align with the United States to achieve GHG emission reductions. To date, stringent regulations to reduce GHG emissions in the electricity and transportation sectors have been implemented. In addition, work is also underway to develop regulations for the oil and gas sector.

Our environmental approach is comprehensive and will continue to include actions that create a cleaner, healthier environment, improve the lives of Canadians, and support the development and deployment of new environmental and cleaner energy technologies.

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Nature Conservancy of Canada

Economic Action Plan 2013 proposes $20 million in 2013–14 for the Nature Conservancy of Canada to continue to conserve ecologically sensitive land under the Natural Areas Conservation Program. Each federal dollar will be matched by two dollars in new funding from other sources.

The Government is committed to the preservation and protection of Canada’s natural environment. The Nature Conservancy of Canada is a not-for-profit, private land conservation organization that works with companies, communities, landowners and others to protect Canada’s most important natural areas and the species they sustain. Budget 2007 provided $225 million to the Conservancy to protect ecologically significant land over six years under the Natural Areas Conservation Program. This investment is expected to leverage over $600 million and conserve 531 properties totalling more than 800,000 acres.

Building on the Government’s strong record of conservation, Economic Action Plan 2013 proposes to provide an additional $20 million for the Nature Conservancy of Canada to continue to conserve ecologically sensitive land in 2013–14 under the Natural Areas Conservation Program. Each federal dollar will be matched by two dollars in new funding from other sources, leveraging additional funds for the conservation of Canada’s natural environment. The Government is also working on the development of a National Conservation Plan. Further details will be announced in the coming year.

Improving the Conservation of Fisheries Through Community Partnerships

Economic Action Plan 2013 proposes $10 million over two years to improve the conservation of fisheries by supporting partnerships with local groups.

The fisheries sector provides employment opportunities in many remote and rural communities across Canada. Conservation of fisheries habitat is an important component of efforts to ensure the ongoing viability of the sector. Economic Action Plan 2013 proposes to provide $10 million over two years to support partnerships with local groups to implement a variety of projects that would improve the conservation of fisheries habitat.

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Salmon Conservation Stamp

Economic Action Plan 2013 proposes to dedicate all funds collected through the sale of the Salmon Conservation Stamp to the Pacific Salmon Foundation.

The protection of salmon habitat is an important factor contributing to the long-term sustainability of both recreational and commercial Pacific salmon fisheries.

The Pacific Salmon Foundation is a not-for-profit organization, established in 1987, dedicated to promoting the conservation, restoration and enhancement of Pacific salmon habitat for the benefit of present and future generations. The Foundation helps fund community-led projects to rehabilitate streams and rivers. The Foundation is able to leverage significant support from a number of its partners. For each $1 raised through the Salmon Conservation Stamp, $10 is leveraged for local community projects through monetary and in-kind donations.

Economic Action Plan 2013 proposes to dedicate all revenues collected from the Salmon Conservation Stamp to the Pacific Salmon Foundation. The Foundation currently receives roughly $300,000 per year from the Government. This proposal would increase the contribution by roughly $1 million per year. This will allow the Foundation to fund additional projects to improve Pacific salmon habitat, in partnership with communities, First Nations and non-profit organizations.

Enabling Responsible Marine Management

Economic Action Plan 2013 proposes $4 million in 2013–14 for conservation measures in support of Canada’s marine-based ecosystems.

Canada’s oceans represent a public resource that provides important economic and cultural benefits to all Canadians. Traditional marine activities, such as fisheries and shipping, are expanding and new activities, such as offshore energy production, have emerged. As the steward of Canada’s oceans, the Government has invested over $70 million since 2007 through the Health of the Oceans Initiative to protect fragile marine environments.

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Economic Action Plan 2013 proposes to provide $4 million in 2013–14 to Fisheries and Oceans Canada and Environment Canada to support marine conservation activities. Funding will support the designation of the Scott Islands in British Columbia as a Marine National Wildlife Area, the development of guidelines to assist marine users to ensure their activities conform with conservation objectives in Marine Protected Areas, and the identification of priority conservation areas to facilitate the planning of marine activities.

Protecting Against Invasive Species

Economic Action Plan 2013 proposes $4 million over three years to continue the monitoring and enforcement of ballast water regulations and to support an increase in ballast water inspection capacity in Arctic waters.

Canada’s ballast water regulations set out mandatory safe handling practices for the ballast water used by ships to maintain vessel stability. Without proper handling, the millions of tonnes of ballast water discharged at Canada’s ports and harbours each year could introduce foreign species into Canada’s waters, damaging our ecosystems and creating economic losses for those who depend on marine activities for their livelihood. Economic Action Plan 2013 proposes to provide $4 million over three years for Transport Canada to continue to monitor and enforce ballast water regulations. This funding will also support enhanced ballast water inspection capacity in the North, in anticipation of increased vessel traffic in Canada’s Arctic waters.

Sustaining the Great Lakes

Established under the 1909 Boundary Waters Treaty between the United States and Canada, the International Joint Commission (IJC) is an independent, quasi-judicial body that has an important role in protecting the shared waters of the Great Lakes. In March 2012, the Commission received the results of a study of water levels and flows in the upper Great Lakes, including Georgian Bay. The IJC is currently reviewing the study’s findings and will report its recommendations to the Governments of Canada and the United States in the near future. Once the recommendations are available, the Government will carefully review them and determine next steps.

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Expanding Tax Support for Clean Energy Generation

Economic Action Plan 2013 proposes to expand eligibility for the accelerated capital cost allowance for clean energy generation equipment to include a broader range of biogas production equipment and equipment used to treat gases from waste.

The tax system encourages businesses to invest in clean energy generation and energy efficiency equipment by providing an accelerated capital cost allowance (CCA) rate. CCA Class 43.2 includes a variety of stationary equipment that generates or conserves energy by using renewable sources or fuels from waste, or by using fuel more efficiently. It allows the cost of eligible assets to be deducted for tax purposes at a rate of 50 per cent per year on a declining balance basis—which is faster than would be implied by the useful life of the assets.

Economic Action Plan 2013 proposes to expand Class 43.2 to include:

•	biogas production equipment that uses pulp and paper waste and wastewater, beverage industry waste and wastewater, and separated organics from municipal waste; and

•	all types of cleaning and upgrading equipment that can be used to transform biogas, landfill gas or digester gas into biomethane.

It is estimated that these measures will reduce federal revenues by about $1 million in total over the next two years.

Canadian Nuclear Safety Commission

Economic Action Plan 2013 proposes to amend the Nuclear Safety and Control Act to facilitate the recovery of costs for licences issued by the Canadian Nuclear Safety Commission.

As Canada’s nuclear regulator, the Canadian Nuclear Safety Commission protects the health, safety and security of Canadians and supports Canada’s international commitments on the peaceful use of nuclear energy. To facilitate the recovery of costs with respect to the nuclear licences issued by the Commission, Economic Action Plan 2013 proposes a technical amendment to the Nuclear Safety and Control Act.

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Building Strong Aboriginal Communities

The Government is committed to helping Aboriginal communities prosper and become more self-sufficient. The January 2012 Crown-First Nations Gathering bears witness to our commitment to work with First Nations to move forward on an agenda of shared priorities to unlock First Nations potential and build stronger communities. More recently, the Prime Minister agreed to a high-level dialogue on the treaty relationship and comprehensive land claims to make progress on the shared goal of healthier, more prosperous and self-sufficient First Nations communities.

Economic Action Plan 2013 proposes measures to continue to ensure specific claims are resolved fairly and in a timely manner, strengthen opportunities for on-reserve economic development, improve safety for Aboriginal people, and enhance access to health care services on reserve, including specialized mental health services.

Resolving Specific Claims

Economic Action Plan 2013 proposes $54 million over two years to ensure that specific claims are addressed promptly.

The Government is committed to achieving fair and timely resolution of First Nations’ claims for compensation relating to Canada’s obligations under historic treaties or the way it managed First Nations funds or assets. The Justice at Last initiative, developed with First Nations and announced by the Government in 2007, has achieved success in accelerating the resolution of specific claims. Since then, Canada has responded to more than 500 claims that were waiting to be assessed, and has settled 84 claims totalling more than $1.7 billion through negotiated agreements with First Nations. To build on this success, Economic Action Plan 2013 proposes $54 million over two years to ensure that specific claims continued to be addressed promptly, providing resolution to First Nations claimants. The certainty provided through fair and final settlements provides economic benefits for First Nations, industry and area communities.

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First Nations Land Management Regime

Economic Action Plan 2013 proposes $9 million over two years for the expansion of the First Nations Land Management Regime to create further opportunities for economic development on reserve.

Unlocking the economic potential of First Nations was identified as a priority in the January 2012 Crown-First Nations Gathering Outcome Statement. Enabling communities to enact their own land management laws can help unlock the significant economic development potential of reserve lands. Delivering on the commitment to take action in this area, Economic Action Plan 2013 proposes a two-year investment of $9 million for the expansion of the First Nations Land Management Regime, to provide additional First Nations with the opportunity to enact their own laws for the development, conservation, use and possession of reserve lands. This will add 33 First Nations to the regime, including the 8 announced earlier this year. Currently, there are 61 First Nations across the country taking advantage of this opportunity.

This builds on the Budget 2011 announcement to reallocate up to an additional $20 million over two years to the regime. With the investments being proposed today, over 90 First Nations are expected to be operating under the First Nations Land Management Regime by 2017, more than double the number in 2006. The Government will also continue to pursue a range of other avenues to activate the economic base in First Nations communities.

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First Nations Policing Program

Economic Action Plan 2013 confirms $33 million over two years to support policing in First Nations and Inuit communities, and $3 million over two years for additional police officers in First Nations police services to focus on contraband tobacco.

The Government provides support for First Nations and Inuit policing in almost 400 communities as part of its ongoing commitment to keep streets and communities safe—the safety and security of all Canadians is a top priority. The First Nations Policing Program supplements provincial and territorial policing services for First Nations and Inuit communities. Budget 2011 provided $30 million over two years for this program. The Government recently announced that it will be extending additional support to the program. Economic Action Plan 2013 confirms stable multi-year funding, with an additional $33 million over two years to support policing services in First Nations and Inuit communities. The Government will continue to work with partners in this area, including provinces and territories, to explore ways to provide the most cost-effective and sustainable policing options, as part of its ongoing commitment to keeping our streets and communities safe.

In addition, $3 million over two years is proposed for ten additional police officers in First Nations self-administered police services to focus on contraband tobacco.

Aboriginal Justice Strategy

Economic Action Plan 2013 proposes $11 million in 2013–14 to support the Aboriginal Justice Strategy.

Through the Aboriginal Justice Strategy, the Government helps Aboriginal people assume greater responsibility for the administration of justice in their communities in an effort to address rates of crime, victimization and incarceration among Aboriginal people. To achieve these objectives, the Strategy assists provinces, territories and Aboriginal communities to support community-based, culturally sensitive and effective alternatives to the mainstream justice system for non-violent property or lesser offences. Through Economic Action Plan 2013, the Government proposes to continue to invest in the Strategy by providing $11 million in 2013–14.

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Renewal of the Family Violence Prevention Program

Economic Action Plan 2013 proposes $24 million over two years for the Family Violence Prevention Program.

Family violence is an issue that can affect Canadians from all walks of life and can have tremendous costs, particularly for children, so it is important to ensure that help is near. Families in First Nations communities that are remote and isolated may face particular challenges in accessing protective and support services. The Family Violence Prevention Program funds shelter services and violence prevention programming on reserve. Economic Action Plan 2012 provided $12 million for the program in 2012–13.

Economic Action Plan 2013 proposes to continue funding at this level through a two-year investment of $24 million. This investment will contribute to improving safety on reserve.

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Preventing Violence Against Women

The Government is committed to addressing the problem of violence against women and girls by coordinating federal activities, refocusing ongoing funding and protecting Aboriginal women.

•   The Family Violence Initiative provides annual funding of $7 million to reduce family violence through the coordinated activities of 15 federal organizations.

•   Through the Women’s Program, Status of Women Canada provides $19 million annually to community-based projects that address the economic and social situation of women. Budget 2007 invested $10 million annually to enhance and refocus the activities of the program on key areas, including combating violence against women and girls. Since 2007, more than $54 million has been provided to projects addressing violence against women and girls.

•   In 2010, the Canadian Institutes of Health Research provided $6 million over five years to fund three new regional centres for the study of gender-based violence and strategies for its prevention.

•   The Family Violence Prevention Program supports the operation of over 40 shelters as well as violence prevention programming for First Nations on reserve. Since 2007, the Government has invested an additional $12 million annually in the program.

•   Budget 2010 invested $25 million over five years to address the high number of missing and murdered Aboriginal women. Investments support: the creation of a new national centre to support investigations; a national “tip” Web site for missing persons; enhancements to the Canadian Police Information Centre to capture additional missing persons data; amendments to the Criminal Code; and a list of best practices to help law enforcement, Aboriginal communities and justice partners in the future. Funding also helps to provide better victims’ services, awareness programs and community safety plans for Aboriginal communities.

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Improving Health Services to First Nations Communities

Economic Action Plan 2013 proposes $48 million over two years to improve health care on reserve.

Accessible, reliable and quality health care is important for the health and safety of communities and families across Canada. Increased use of technologies such as TeleHealth can make a significant contribution to improving the accessibility, reliability and quality of care in remote and isolated communities, by linking front-line health providers in these communities with doctors and other practitioners whose expertise would not otherwise be so readily accessible. Ensuring health facilities on reserve are able to provide care in line with national standards is also important for improving health outcomes by ensuring people get the right care at the right time.

Economic Action Plan 2013 proposes an investment of $48 million over two years to improve the quality of health services in First Nations communities to build upon Budget 2008 investments for nearly 300 tele-health and videoconferencing sites to support better health care. This new investment will ensure better use of available technologies in health facilities on reserve by maintaining existing investments in connectivity and expanding electronic health services in remote and isolated First Nations communities. It also proposes to increase the number of accredited health care facilities in First Nations communities, beyond the 75 First Nations health facilities accredited through Budget 2008 investments, to ensure services are provided in line with national standards.

Economic Action Plan 2013 also proposes continuing funding for the Non-Insured Health Benefits Program, which provides eligible First Nations and Inuit people with a range of medically necessary supplementary health benefits that are not already provided through other public or private health insurance plans.

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Enhancing Mental Health Services in First Nations Communities

Economic Action Plan 2013 proposes $4 million over two years to increase the number of mental health wellness teams serving First Nations communities.

Mental health and suicide are pressing issues that touch the lives of people living on reserve. The need for a culturally appropriate continuum of mental health services was identified by the Mental Health Commission of Canada’s Mental Health Strategy for Canada. Economic Action Plan 2013 proposes funding of $4 million over two years to enhance community-based mental health services for First Nations by increasing the number of mental health wellness teams and specialized services available in First Nations communities.

In addition, the Public Health Agency of Canada will reallocate $2 million to improve data collection and reporting of mental illness and mental health, as recommended in the Mental Health Strategy for Canada, to improve knowledge and foster collaboration.

These investments complement the over $100 million annually being provided for Aboriginal mental health programs and services.

Supporting Aboriginal Peoples

Economic Action Plan 2013 adds to the over $11 billion each year the Government of Canada invests in programs and services for Aboriginal peoples, which includes annual investments such as:

•   Over $8 billion in priority areas such as First Nations elementary and secondary education, on-reserve infrastructure and housing, post-secondary education, claims settlements and governance support, as well as programs for the North, which has a significant Aboriginal population.

•   Over $400 million to support Aboriginal skills development and training.

•   Over $2.4 billion for First Nations and Inuit health including primary health care in on-reserve communities, as well as non-insured health benefits.

•   Over $120 million to support 163 policing agreements in approximately 400 First Nations and Inuit communities.

•   Over $100 million for Aboriginal fisheries programs.

These investments benefit Aboriginal peoples in real ways. For example, since 2006 over 30 new First Nations schools have been built and over 200 have been renovated, and over 10,000 homes have been built for First Nations families.

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Table 3.5.1

Supporting Families and Communities

millions of dollars

	2013–14	2014–15	Total
Support for Families
Expanding Tax Relief for Home Care Services	5	5	10
Palliative and End-of-Life Care	1	1	2
Tariff Relief for Canadians Consumers	76	76	152
Subtotal—Support for Families	82	82	164

Investing in Communities
Housing for Canadians in Need
Homelessness Partnering Strategy		119	119
Investment in Affordable Housing		253	253
Investment in Nunavut Housing	30	70	100
Supporting and Honouring Veterans
Enhancing Veterans Affairs Canada’s Funeral and Burial Program	63	2	65
Road to 2017	1	2	3
Investments in Arts and Culture
Massey Hall Revitalization	8		8
Expanding Library Services for the Blind and Partially Sighted	3		3
First-Time Donor’s Super Credit	25	25	50
Supporting the Economic Transition of Communities Economically Linked to the Chrysotile Asbestos Industry	3	5	8
Subtotal—Investing in Communities	133	476	609

Protecting Canada’s Natural Environment
Nature Conservancy of Canada	20		20
Improving the Conservation of Fisheries Through Community Partnerships	5	5	10
Salmon Conservation Stamp	1	1	2
Enabling Responsible Marine Management	4		4
Protecting Against Invasive Species	2	2	3
Expanding Tax Support for Clean Energy Generation		1	1
Subtotal—Protecting Canada’s Natural Environment	32	9	41

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Table 3.5.1

Supporting Families and Communities

millions of dollars

	2013–14	2014–15	Total

Building Strong Aboriginal Communities
Resolving Specific Claims	27	27	54
First Nations Land Management Regime	2	7	9
First Nations Policing Program	18	18	36
Aboriginal Justice Strategy	11		11
Renewal of the Family Violence Prevention Program	12	12	24
Improving Health Services to First Nations Communities	24	24	48
Enhancing Mental Health Services in First Nations Communities	2	2	4
Subtotal—Building Strong Aboriginal Communities	95	90	185

Total—Supporting Families and Communities	342	657	999
Less funds existing in the fiscal framework	76	422	498
Less funds sourced from internal reallocations	1	11	12

Net fiscal cost	265	224	489

Note: Totals may not add due to rounding

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Chapter 4

Plan to Return to Budget Balance

and Fiscal Outlook

Highlights

✓	Despite continued uncertainty in the global economy, the Government is on track to return to balanced budgets by 2015–16.

✓

Measures initiated in previous budgets have been focused on restraining direct program spending by federal departments while ensuring continued growth in funding for the programs and services that are a priority for Canadians, including transfers in support of important health and social programs.

✓	Economic Action Plan 2013 furthers the Government’s commitment to control direct program spending with common sense proposals to make government more efficient and productive, including:

–	Expanding the use of telepresence technologies to help facilitate a reduction in travel expenses across government.

–	Standardizing information technology by consolidating the procurement of end-user devices and moving to a single platform for email systems.

–	Modernizing the production and distribution of government publications by shifting to electronic publishing and making print publications the exception.

–	Implementing targeted savings in the operations of the Canada Revenue Agency and Fisheries and Oceans Canada.

✓	Economic Action Plan 2013 confirms the Government’s intention to work with bargaining agents to further align overall compensation with other public and private sector employers.

✓	The Government is introducing a number of measures to close tax loopholes and improve the fairness of the Canadian tax system in order to keep tax rates low.

✓

In addition, the Canada Revenue Agency will implement changes to its compliance programs to improve identification of tax evasion and to ensure that the honest and principled Canadians who pay their fair share of tax do not face a higher tax burden as a result of the actions of a few.

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✓

Actions in Economic Action Plan 2013 to return to budgetary balance will produce an additional $500 million in savings in 2013–14, rising to $2.3 billion in 2017–18 for a total of $8.4 billion over the next five years.

✓

These savings build on previous actions taken to return to budgetary balance. In total, since Budget 2010, the Government has announced savings that will reduce the deficit by more than $15 billion in 2014–15 and beyond, for a total of more than $84 billion in savings over the 2010–11 to 2017–18 period. These actions have prevented a significant accumulation of debt and future costs for taxpayers.

✓	The deficit is projected to decline in every year until a surplus of $0.8 billion is reached in 2015–16. A surplus of $5.1 billion is projected for 2017–18.

✓

As a result of these actions, Canada’s fiscal position continues to be significantly stronger than most other advanced economies, with Canada expected to maintain by far the lowest net debt burden among Group of Seven (G-7) countries.

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Chapter 4.1

Plan to Return to Budget Balance

Introduction

Canadians understand the importance of living within their means and expect the Government to do the same. That is why the Government is committed to managing public finances in a sustainable and responsible manner—a commitment that underpins our plan to return to budgetary balance. The Government’s responsible financial management put Canada in a position of strength when it came time to combat the global recession. From 2006 to 2008, the Government paid down over $37 billion in debt, which significantly contributed to Canada’s low net debt position, and enabled the Government to implement the stimulus phase of Canada’s Economic Action Plan without leaving the country in a vulnerable fiscal position like many other countries.

Responsible fiscal management—balancing the budget and reducing debt—does far more than provide room to manoeuvre if the economy is affected by developments outside our borders. Responsible fiscal management helps to spur economic growth and job creation over the long term. Reducing debt:

•

Frees up taxpayer dollars otherwise absorbed by interest costs, which can be reinvested in other priorities, such as public services and health care, or left in the pockets of Canadians by reducing taxes.

•	Keeps interest rates low, encouraging businesses to invest for the future and to create jobs.

•	Signals that public services are sustainable over the long run.

•	Strengthens the country’s ability to respond to long-term challenges such as population aging.

•	Preserves Canada’s low-tax plan, fostering the long-term growth that generates high-quality jobs for all Canadians.

•	Ensures fairness and equity toward future generations by avoiding future tax increases or reductions in services.

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As discussed in Chapter 2, the global economic environment remains fragile. The euro area is still in recession and uncertainty regarding U.S. fiscal policy continues to weigh on growth prospects. Although the Canadian economy is expected to continue growing at a modest pace, we are not immune to external developments.

In these uncertain times, the most important contribution a government can make to bolster confidence and growth is to maintain a sound fiscal position. The Government recognizes that it cannot control the impact that external economic shocks could have on the domestic economy or the revenue outlook. It can, however, support a return to balanced budgets by maintaining its focus on controlling the growth of direct program spending by federal departments. This includes a continuous examination of departmental spending to ensure that the operations of government are managed as efficiently as possible, without compromising the quality of services to Canadians.

Economic Action Plan 2013 builds on previous actions and confirms the Government’s objective to return to balanced budgets by 2015–16.

The Plan to Return to Balance

In order to avoid long-term deficits, the Government ensured that critical stimulus spending introduced in Budget 2009 was paired with a concrete plan to return to budgetary balance. The following year, in Budget 2010, targeted actions were taken to control the growth in direct program spending, including capping the International Assistance Envelope, restraining the growth in National Defence spending, and implementing a departmental operating budget freeze from 2010–11 to 2012–13.

Budget 2011 continued to build on the Government’s plan with the announcement of results from the final year of Strategic Reviews and the launch of a major review of departmental spending. Departmental operations were scrutinized to ensure that programming was being delivered in an efficient manner and was aligned with the priorities of Canadians. The result was over $5.2 billion in ongoing departmental savings announced in Economic Action Plan 2012.

260

Economic Action Plan 2012 also indicated the Government’s intention to take steps to ensure that the pension plans available to federal employees and Parliamentarians were financially sustainable, broadly consistent with other jurisdictions, and fair relative to the pension benefits available in the private sector. Following consultations with stakeholders, the 2012 Fall Update confirmed that these actions would result in annual savings of over $900 million once higher contribution rates are fully phased in. The 2012 Fall Update also confirmed the Government’s intention to eliminate severance benefits available to employees upon voluntary departure, which will yield a further $500 million in ongoing savings.

The Government has also taken numerous actions to close tax loopholes that allow a select few businesses and individuals to avoid paying their fair share, and to improve the overall fairness of the tax system. These measures protect the Government’s revenue base, which helps to keep taxes low for hard-working Canadian families.

Progress in Achieving Economic Action Plan 2012 Reductions

Following the Budget 2011 commitment to identify at least $4 billion in annual savings by 2014–15, the Government launched a major review of departmental spending. Approximately $75 billion in direct program spending by departments and agencies was assessed according to its relevance, effectiveness and value for taxpayer money.

Economic Action Plan 2012 announced the results of this review, with roughly $5.2 billion in ongoing savings identified, representing 6.9 per cent of the review base, and a reduction in federal employment of 19,200, or 4.8 per cent.

The reductions in departmental budgets were focused on making government operations leaner, while preserving fundamental programs and services for Canadians. These spending reductions are contributing to a more productive, efficient and responsive government by:

•	Refocusing government programs to better align spending with the priorities of Canadians.

•	Making it easier for Canadians and businesses to deal with their government.

•	Modernizing and streamlining back office administrative functions.

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The Government is on track to achieve the savings announced in Economic Action Plan 2012. As of December 31, 2012, 16,220 public service positions had been eliminated since Economic Action Plan 2012, of which 9,390 were achieved through attrition. The second year of departmental spending reductions has been reflected in the 2013–14 Main Estimates.

New Measures to Return to Balanced Budgets and to Make Government More Efficient

In Economic Action Plan 2012, the Government told Canadians that in the coming year, it would continue to standardize, consolidate and transform the way it does business by examining government-wide solutions to improve services and achieve efficiencies. In the Fall of 2012, the Government created the Priorities and Planning Sub-Committee on Government Administration with the aim of identifying opportunities that would generate operational savings while improving services and transforming the public service.

Economic Action Plan 2013 announces a number of common sense improvements to government administration and service delivery identified to date. Together, these whole-of-government initiatives are a clear signal that there has been real progress made towards the goal of modernizing government administration. Going forward, the Government will continue its efforts to transform the public service into the public service of tomorrow.

262

Reducing Travel Costs Through the Use of Technology

Economic Action Plan 2013 implements measures to cut departmental travel costs by $42.7 million or 5 per cent, and to boost productivity by using modern alternatives to travel.

The Government is committed to controlling administrative costs, including costs related to travel. In recent years, travel expenses have been declining as a result of cost containment measures in earlier budgets. In addition to those measures, the Directive on the Management of Expenditures on Travel, Hospitality and Conferences was introduced on January 1, 2011 to ensure that travel expenditures are managed in a more effective and economical manner. The Directive was strengthened in October 2012 by requiring increased oversight of all department-related events where total planned costs exceed $25,000.

Economic Action Plan 2013 will further strengthen the Directive by requiring additional oversight of travel authorization and promoting alternatives to travel. To complement these efforts, departmental spending on public service travel will be reduced by 5 per cent, or $42.7 million, on an ongoing basis, beginning in fiscal year 2013–14. These changes will ensure that the downward trend in total travel expenses will continue (Chart 4.1.1).

263

Federal departments will increasingly replace travel by using remote meeting alternatives such as telepresence, which is similar to videoconferencing but enables participants to see life-size, full-motion video with high-quality sound. These alternatives are more cost-effective than travel and will increase productivity, as public servants will spend less time in transit. In particular, Economic Action Plan 2012 announced that the Government would develop a strategy to expand the use of telepresence and other remote meeting solutions. Further to this commitment, the Government will dedicate $20 million of existing Shared Services Canada funding to improve the Government’s telepresence capacity and other comparable technologies. Shared Services Canada will monitor the use of the Government’s videoconferencing facilities and will work with the Treasury Board Secretariat to ensure that these facilities are used to the fullest extent possible.

Standardizing and Modernizing Government Information Technology

Economic Action Plan 2013 takes concrete action to reduce duplication in government information technology (IT) by standardizing and consolidating the procurement of end-user devices and transitioning to a single platform for federal email systems.

Federal departments are currently individually responsible for procuring end-user IT devices for their employees—including computers, operating software, and peripherals such as printers—as well as providing the associated IT support services. Duplication of effort in these activities has resulted in the Government spending significantly more than the private sector.

By moving away from each department independently managing these activities, there are opportunities to drive economies of scale, achieve savings for taxpayers and improve service. Therefore, Economic Action Plan 2013 announces the consolidation and standardization of software procurement for end-user devices for federal employees, resulting in annual savings of $8.7 million beginning in 2014–15. Moving forward, the Government will explore further whole-of-government approaches to reduce costs in the area of procurement of end-user devices and associated support services.

The Government will also build on the efficiencies achieved through the creation of Shared Services Canada and shift from 63 email systems managed by separate departments and agencies into a single, secure, reliable and cost-effective email platform. This work builds on Shared Services Canada’s efforts to consolidate the number of data centres from over 300 to less than 20 and to streamline electronic networks.

264

Transforming How Canadians Obtain Government Services and Information

Economic Action Plan 2013 improves access to government services and information by shifting to electronic publishing and examining opportunities to streamline the Government’s web presence.

The Government is also working to make it easier for citizens and businesses to obtain information and transact with government:

•

Recognizing that more and more Canadians access information online, the Government will take steps to modernize the production and distribution of government publications by shifting to electronic publishing and making print publications the exception. The President of the Treasury Board will develop and implement new procedures that will require all publications to be available electronically and will allow printing only under specific circumstances, for instance, to meet statutory obligations, to inform Canadians about health, safety or security issues, or to meet the needs of specific target audiences.

•	The Government is also examining opportunities to streamline its web presence by making it easier for Canadians to find and access Government information on the web through a single entry point.

More Efficient Government Operations

Economic Action Plan 2013 announces targeted savings identified at the Canada Revenue Agency and Fisheries and Oceans Canada, improvements to the Canada Revenue Agency compliance programs, and puts forward a plan to control overall employee compensation expenses.

The Priorities and Planning Sub-Committee on Government Administration also led a detailed review of the administrative functions of two federal departments:

•

An examination of internal operations at the Canada Revenue Agency identified ongoing savings of $60.6 million per year by 2015–16 at the Agency’s headquarters operations. The Agency will streamline its internal services, reduce management administrative support, and leverage increased public use of automated tools to reduce spending on information technology. In addition, the Agency will further integrate workloads and broaden management oversight. These savings will not impact services to Canadians, government revenues or the security of taxpayer information.

265

•

Fisheries and Oceans Canada identified internal departmental efficiencies rising to $33 million per year by 2015–16. The Department will modernize the organizational structure of its headquarters in order to provide cost-effective services to Canadians. For example, it will reduce administrative overhead and will pursue organizational changes to reduce duplication and improve decision-making processes. To complement these savings, Fisheries and Oceans Canada will also improve regional program efficiency by reducing management overhead and consolidating decision-making authority. Organizational changes required to generate these savings will not impact front line staff or services to Canadians.

In addition, Economic Action Plan 2013 confirms that the Canada Revenue Agency will implement transformational changes to its compliance programs that will improve effectiveness and help to preserve the integrity of the tax system through targeting non-compliance in the highest-risk areas. The Agency will make greater use of advanced data analysis to improve identification of incidences of non-compliance and will deploy teams of specialists to pursue tax evaders. These changes are expected to result in the collection of additional revenues amounting to $550 million per year by 2014–15.

The Government remains committed to ensuring that it is delivering the programs and services that Canadians want and need efficiently and effectively. The Government will continue to examine ways to streamline its operations by ensuring that programs and services are delivered by those best positioned to do so. The Government will introduce legislation as needed to consolidate operations and eliminate redundant organizations.

Economic Action Plan 2013 also confirms the Government’s ongoing commitment to ensure that overall employee compensation is reasonable and affordable, as well as aligned with what is offered by other public and private sector employers. As part of this commitment, the Government has already announced changes to employee and Parliamentarian pensions and is eliminating severance benefits available to employees upon voluntary departure.

As world events evolve rapidly, governments and private sector organizations around the globe are examining new ways to become more effective and efficient. Canada’s public service has contributed much to Canada’s success. As with all institutions, its systems and processes must be reviewed and updated periodically to ensure they are modernized to better serve Canada and Canadians.

266

Going forward, the Government will continue to ensure that the public service is affordable, modern and high-performing. To help do this, it will examine overall employee compensation and pensioner benefits and will propose changes to the labour relations regime. The Government will work with its employees, bargaining agents and others to identify and implement improved practices and approaches following the lead of other public and private sector organizations. It will also explore other opportunities to further transform and modernize the public service to address the demands of the modern world and respond to the evolving needs of Canadians. These improvements will benefit both public servants and all Canadians.

In addition, the Government will be examining its human resources management practices and institutions in a number of areas, including disability and sick leave management, with a view to ensuring that public servants receive appropriate services that support a timely return to work.

The Government will be consulting with key stakeholders on these objectives over the coming months.

Crown Corporations

Economic Action Plan 2013 takes steps to align employee compensation offered by Crown corporations with what is available to federal employees.

In Economic Action Plan 2012, the Government indicated that it would work with Crown corporations to ensure that their pension plans are broadly aligned with those available to federal employees. The Government will continue to work with Crown corporations with a view to moving to a 50:50 cost sharing between the employer and employees by 2017 and aligning the age at which retirement benefits become available with those announced in Economic Action Plan 2012 for post-2012 hires under the Public Service Pension Plan. The Government will also look at options to improve the financial viability of Crown corporations, including compensation levels.

267

Corporate Asset Management Review

Economic Action Plan 2013 confirms the Government’s ongoing commitment to review its corporate assets to ensure value for taxpayers.

The Corporate Asset Management Review is a systematic review of corporate assets as a normal part of good governance. The review assesses selected federal assets, with a view to improve their efficiency and effectiveness, ensuring the Government’s resources are employed in ways that focus on the priorities of Canadians and maximize benefits to taxpayers. There is a broad range of potential outcomes in respect of Crown assets or Crown corporations associated with this process, including but not limited to: preserving status quo operations and management; changes to current mandates, governance and operations; and divestiture where appropriate. In some cases, implementation of an outcome may involve the introduction of new legislative authorities. The Government will continue to review its corporate assets to ensure value for taxpayers.

As a result of this systematic review, the Government intends to proceed with a sale of Ridley Terminals Inc., a bulk coal terminal in British Columbia. As announced in December 2012, the Government is seeking a buyer that will operate the terminal on a long-term, sustainable basis and with open access. The decision to sell Ridley Terminals is consistent with the Government’s commitment to the efficient use of public resources. Private ownership of the terminal could allow it to reach its full potential and maximize its contribution to economic growth, jobs and new investments in Prince Rupert and surrounding communities.

Closing Tax Loopholes and Improving the Fairness and Integrity of the Tax System

Economic Action Plan 2013 announces a number of measures to close tax loopholes and improve the fairness and integrity of the tax system, helping to keep Canadian taxes low.

As part of the Government’s continuing commitment to keep taxes low for Canadian families and ensure the integrity of the tax system, Economic Action Plan 2013 proposes a number of measures to close tax loopholes, address aggressive tax planning, clarify tax rules, and reduce international tax evasion and aggressive tax avoidance.

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The Government is committed to closing tax loopholes that allow a select few businesses and individuals to avoid paying their fair share. Broadening and protecting the tax base supports the Government’s effort to return to balanced budgets, responds to provincial governments’ concerns about protecting provincial revenues on our shared tax bases, and helps give Canadians confidence that the tax system is fair. Ensuring that everyone pays their fair share also helps to keep taxes low for Canadian families and businesses, thereby improving incentives to work, save and invest in Canada.

Since 2006, and including measures proposed in Economic Action Plan 2013, the Government has introduced over 75 measures to improve the integrity of the tax system.

The Government is taking steps in Economic Action Plan 2013 to improve the integrity of the tax system by:

•

Further extending the application of Canada’s thin capitalization rules—which limit the amount of Canadian profits that can be distributed to certain non-resident shareholders as deductible interest payments—to Canadian resident trusts and non-resident entities.

•	Ensuring that the loss pools of trusts cannot be inappropriately traded among arm’s length persons.

•	Enhancing corporate anti-loss trading rules to address planning that avoids these rules.

•

Ensuring that the tax consequences of disposing of a property, such as capital gains tax, cannot be avoided by a taxpayer by entering into transactions that are economically equivalent to a disposition of the property, but where legal ownership of the property is retained by the taxpayer.

•	Ensuring that derivative transactions cannot be used to convert fully taxable ordinary income into capital gains taxed at a lower rate.

•	Eliminating unintended tax benefits relating to leveraged insured annuities.

•	Eliminating unintended tax benefits relating to leveraged life insurance arrangements, commonly known as 10/8 arrangements.

•

Clarifying that the income reserve for future services cannot be used by taxpayers for amounts received for the purpose of funding future reclamation costs (e.g., the costs of reclaiming land previously used for waste disposal purposes, or for addressing pipeline abandonment).

269

•	Responding to the recent Federal Court of Appeal decision in the Sommerer case to restore the intended tax policy result in relation to non-resident trusts.

•

Providing the Minister of National Revenue the authority to withhold Goods and Services Tax/Harmonized Sales Tax (GST/HST) refunds claimed by a business where the business has failed to provide the Canada Revenue Agency (CRA) with all of the information required as part of the GST/HST registration process.

•

Introducing new administrative monetary penalties and criminal offences to deter the use, possession, sale and development of electronic suppression of sales software that is designed to falsify records for the purpose of tax evasion.

•	Clarifying that reports, examinations and other services that are performed for a non-health-care-related purpose do not qualify for the GST/HST exemption for basic health care services.

•	Clarifying that commercial paid parking is subject to GST/HST when supplied by a municipality, hospital, university, public college, school or any entity established by one of these bodies.

•	Extending the reassessment period for reportable tax avoidance transactions and tax shelters when information returns are not filed properly and on time.

•	Permitting the CRA to collect up to 50 per cent of amounts in dispute in respect of tax shelter claims that involve a charitable donation.

•

Revising Scientific Research and Experimental Development (SR&ED) program claim forms to require more detailed information that will facilitate the identification of claims with a higher risk of non-compliance, as well as imposing a new penalty of $1,000 in respect of each SR&ED claim for which the required information is missing, incomplete or inaccurate.

•

Clarifying the restricted farm loss rules to ensure that, in order for a farmer to be able to fully deduct farming losses against other sources of income, the other sources of income must be subordinate to farming.

•	Consulting members of the tax community and other Canadians on access to graduated personal tax rates for certain trusts.

•

Consulting members of the tax community and other Canadians on the issue of “treaty shopping,” where payments are made from Canada to an entity that resides in a Canadian treaty partner country in order to benefit from preferential Canadian treaty provisions.

270

Legislative proposals in Economic Action Plan 2013 to improve tax integrity are estimated to raise $100 million in revenues in 2013–14, rising to over $270 million in 2017–18, for a total of close to $1 billion over the next five years.

In addition, Economic Action Plan 2013 will provide the CRA with new tools to enforce the tax rules to reduce international tax evasion and aggressive tax avoidance, specifically by:

•

Extending the normal reassessment period by three years for taxpayers who have failed to report income from a specified foreign property on their annual income tax return and failed to properly file the Foreign Income Verification Statement (Form T1135).

•	Revising Form T1135 to require reporting of more detailed information.

•	Streamlining the process for the CRA to obtain information concerning unnamed persons from third parties such as banks.

•	Requiring certain financial intermediaries, including banks, to report to the CRA their clients’ international electronic funds transfers of $10,000 or more.

•

Announcing that the CRA will introduce a new Stop International Tax Evasion Program through which it will be able to pay rewards to individuals with knowledge of major international tax non-compliance. The reward will be a percentage of tax collected as a result of information provided.

Economic Action Plan 2013 also introduces tax fairness and neutrality measures that will yield $215 million in savings in 2013–14, rising to $965 million in 2017–18, for a total of $3.4 billion over the next five years. Further details are provided in Annex 2.

In total, actions in Economic Action Plan 2013 to close tax loopholes and improve the fairness and integrity of the tax system will provide about $315 million in savings in 2013–14, rising to over $1.2 billion in 2017–18, for a total of $4.4 billion over the next five years.

In addition, the modernization of the General Preferential Tariff regime discussed in Chapter 3.2 will result in annual savings of $83 million in 2014–15, rising to $333 million in 2015–16 and ongoing, for a total of $1.1 billion over the next five years.

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Improving the Integrity of Canada’s Tax System: A Track Record of Success

Examples of measures introduced by the Government prior to Economic Action Plan 2013 include:

•   Improving the thin capitalization rules, which restrict the amount of interest that businesses may deduct in cross-border contexts, by extending the rules to certain partnerships and by aligning the debt-to-equity ratio with current industry norms.

•   Addressing “foreign affiliate dumping” transactions that foreign-controlled Canadian corporations used to shift profits out of Canada.

•   Addressing the use of partnerships in corporate tax avoidance or deferral (e.g., the bump denial rules and the anti-deferral rules).

•   Ensuring the charitable sector uses its resources appropriately through enhanced transparency and accountability measures.

•   Addressing self-dealing arrangements involving Retirement Compensation Arrangements, Registered Retirement Savings Plans and Tax-Free Savings Accounts.

•   Introducing hybrid surplus rules to prevent foreign affiliates from deferring tax by repatriating only the non-taxable portion of certain capital gains.

•   Introducing upstream loan rules to prevent foreign affiliates from deferring tax by repatriating otherwise taxable surplus in the form of loans.

•   Introducing an information reporting regime for tax avoidance transactions and improving the tax shelter reporting rules.

•   Improving the specified leasing property rules to prevent tax-exempt entities from gaining the benefit of income tax recognition of depreciation.

•   Reducing unintended tax benefits relating to employee stock options.

•   Addressing “foreign tax credit generator” transactions which artificially create foreign taxes (where no net foreign tax is actually paid) that are claimed by the Canadian corporation as foreign tax credits in order to offset Canadian tax otherwise payable.

•   Moving forward with targeted and simplified proposals to prevent the reduction in Canadian tax through the use of non-resident trusts and foreign investment entities.

•   Introducing a tax on the income of specified investment flow-through entities (SIFTs, commonly known as “income trusts”); subsequently, ensuring that corporate anti-loss trading rules apply on SIFT conversions to corporate form, and also ensuring that stapled securities cannot be used to frustrate the SIFT regime.

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Table 4.1.1

Plan to Return to Budget Balance

millions of dollars

	2012– 2013	2013– 2014	2014– 2015	2015– 2016	2016– 2017	2017– 2018	6-Year Total
Reducing travel costs		-43	-43	-43	-43	-43	-214
Expanding the use of telepresence		20					20
Standardizing and consolidating procurement of end-user devices		-2	-9	-9	-9	-9	-37
Targeted review: Canada Revenue Agency operations		-19	-58	-61	-61	-61	-259
Targeted review: Fisheries and Oceans Canada operations		-4	-5	-33	-33	-33	-108
Canada Revenue Agency: compliance programs	-30	-125	-550	-550	-550	-550	-2,355
Closing tax loopholes and improving the fairness of the tax system	-2	-316	-806	-946	-1,082	-1,237	-4,389
General Preferential Tariff			-83	-333	-333	-333	-1,082

Total	-32	-489	-1,554	-1,974	-2,110	-2,265	-8,423
Less internal reallocations		-20					-20

Total measures to return to budget balance	-32	-509	-1,554	-1,974	-2,110	-2,265	-8,443

Note: Totals may not add due to rounding.

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The Government’s Plan for Returning to Balanced Budgets Is on Track

Economic Action Plan 2013 builds on actions taken by the Government since Budget 2010 with an additional $500 million in savings in 2013–14, rising to $2.3 billion in 2017–18, for a total of $8.4 billion over the next five years.

Together with measures taken since Budget 2010, this means the Government has announced savings that will reduce the deficit by more than $15 billion in 2014–15 and beyond, resulting in cumulative savings of more than $84 billion over the 2010–11 to 2017–18 period (Chart 4.1.2). Over 75 per cent of these savings will result from measures to restrain the growth in direct program spending.

274

The Government’s focus on controlling direct program spending by federal departments is demonstrated in Chart 4.1.3. Taking into account all measures in this budget, direct program spending is projected to remain roughly at or below its 2010–11 level over the forecast horizon. In contrast, federal transfers to individuals that provide important income support, such as Old Age Security and Employment Insurance, and major transfers to other levels of government for social programs and health care will continue to grow over the forecast horizon.

275

By focusing on controlling what it can control, the Government is on track to balance the budget by 2015–16 (Chart 4.1.4). The Government’s actions since Budget 2010 have constrained growth in discretionary spending and have been part of a clear plan to eliminate the deficit over the medium term.

276

As a result of this sound management, Canada’s fiscal position remains the envy of the world and is expected to allow Canada to maintain by far the lowest net debt burden among G-7 countries (Chart 4.1.5).

277

Chapter 4.2

Fiscal Planning Framework

Approach to Budget Planning

To ensure objectivity and transparency, the economic forecast underlying the Government’s fiscal projections is based on an average of private sector economic forecasts. This process has been followed for nearly two decades and has been endorsed by the International Monetary Fund. Economic Action Plan 2013 maintains that approach.

Although the March 2013 private sector survey is considered to be a reasonable basis for fiscal planning purposes, the global economic outlook remains highly uncertain. As a result, the Government has judged it appropriate to continue to include a downward adjustment to the private sector forecast for nominal gross domestic product (GDP). With this adjustment for risk, the revenue projections are reduced by $3.0 billion in each year from 2013–14 to 2017–18 (Table 4.2.1).

Table 4.2.1

Planning Assumptions for Economic Action Plan 2013

billions of dollars
	2013–14	2014–15	2015–16	2016–17	2017–18

Adjustment for risk to revenues	-3.0	-3.0	-3.0	-3.0	-3.0

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Fiscal Outlook Before the Measures Announced in Economic Action Plan 2013

Table 4.2.2 provides a summary of the changes in the fiscal projections between the 2012 Fall Update and Economic Action Plan 2013. The $25.8 billion deficit projected for 2012–13, before measures announced in Economic Action Plan 2013, is $0.2 billion lower than the $26.0 billion deficit projected in the Fall Update. This is due to the absorption of the $1.0 billion adjustment for risk included in the Fall Update as well as lower projected Employment Insurance and elderly benefits, reflecting lower than expected unemployment and inflation. In addition, public debt charges are projected to be lower by $0.5 billion, largely reflecting lower inflation adjustments on real return bonds. However, this is partly offset by projected revenues that are lower by $1.2 billion as a result of recent moderation in economic growth. In addition, program expenses are higher as a result of an expected increase in Atomic Energy of Canada Limited’s liability for decommissioning and legacy waste management.

The projected budgetary balance for 2013–14 has declined since the Fall Update, as lower program expenses are only expected to partly offset lower revenues. The situation is reversed for the remainder of the projection period, to the extent that a surplus of $0.1 billion is projected for 2015–16 before measures announced in Economic Action Plan 2013.

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Table 4.2.2

Summary of Changes in the Fiscal Outlook Since the Fall 2012 Update of Economic and Fiscal Projections

billions of dollars

	2012–13	2013–14	2014–15	2015–16	2016–17	2017–18

2012 Fall Update budgetary balance	-26.0	-16.5	-8.6	-1.8	1.7	3.4
Revenue effect of adjustment for risk	-1.0	-3.0	-3.0	-3.0	-3.0	-3.0

2012 Fall Update budgetary balance before adjustment for risk	-25.0	-13.5	-5.6	1.2	4.7	6.4

Impact of economic and fiscal developments
Budgetary revenues	-1.2	-3.4	-3.2	-2.3	-1.9	-2.8
Program expenses[1]
Major transfers to persons	1.0	1.3	1.1	0.9	1.0	1.2
Major transfers to other levels of government	0.0	0.0	0.2	0.4	0.4	0.4
Direct program expenses	-1.3	0.1	2.5	2.4	2.0	2.1

Total	-0.2	1.5	3.8	3.7	3.3	3.7
Public debt charges[1]	0.5	0.0	0.7	0.5	0.6	0.3
Total economic and fiscal developments	-0.8	-1.8	1.3	1.9	2.1	1.2

Revenue effect of adjustment for risk		-3.0	-3.0	-3.0	-3.0	-3.0

Revised status quo budgetary balance (before budget measures)	-25.8	-18.3	-7.2	0.1	3.8	4.5

Note: Totals may not add due to rounding.

[1]	A negative number implies an increase in spending and a deterioration in the budgetary balance. A positive number implies a decrease in spending and an improvement in the budgetary balance.

Budgetary revenues have been revised down over the entire projection period since the Fall Update. This is a result of year-to-date fiscal results and downward revisions to nominal GDP. In addition, lower projected interest rates and lower expected revenues of consolidated Crown corporations have marginally lowered the projection for other revenues.

Starting in 2013–14, expenses are expected to be below the level projected in the Fall Update in the remaining years of the projection period. This is the result of lower projections for major transfers to persons, major transfers to other levels of government, direct program expenses and public debt charges.

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The forecast for major transfers to persons has been reduced as a result of lower expected inflation, which affects the forecasts for elderly and children’s benefits that are indexed to the Consumer Price Index (CPI), and lower expected levels of unemployment, which reduce the forecast for Employment Insurance benefits. Major transfers to other levels of government are also projected to be lower, reflecting lower projected nominal GDP and other economic and fiscal developments.

Direct program expenses are expected to be lower than projected in the Fall Update as a result of lower forecasted expenses of consolidated Crown corporations, lower transfers to provinces in respect of natural resource revenues, lower projected costs for refundable tax credits, and lower projected costs for essential services (e.g., contract policing, corrections, leases, and utility costs) and compensation.

In addition, the projection for direct program expenses includes an increase of the estimated amount of planned spending that does not proceed in any given year—the so-called lapse. In recent years, lapsed spending has been at historically high levels due to, for example, significant infrastructure spending, which often requires reprofiling in light of revised project schedules. The lapse reached about $10 billion or 10 per cent of planned spending in 2011–12 (Chart 4.2.1). Over the forecast horizon, this lapse amount is projected to decline to about $5 billion. By 2017–18, the lapse as a proportion of appropriations is projected to be about 5 per cent, which is close to post-2000 historical lows. The assumption that the lapse trends towards post-2000 historical lows introduces an element of prudence into the fiscal projection.

282

The projection also reflects changes to the profile of existing infrastructure spending as well as revisions to pension and benefit expenses in light of changes in expected interest rates. In 2013–14, these changes offset the decrease in spending from the other changes discussed above. Fiscal planning provisions to address potential future spending were also adjusted based on recent information.

Public debt charges are expected to be lower than projected in the Fall Update over the entire forecast horizon, mainly reflecting lower forecasted inflation and lower forecasted interest rates. The interest rate and inflation effects are partially offset by higher pension interest expense as a result of lower market returns on the funded portion of public sector pension plans.

283

Fiscal Impact of Measures Announced in Economic Action Plan 2013

Table 4.2.3 sets out the impact of the measures introduced in this budget.

Table 4.2.3

Fiscal Outlook With Measures

billions of dollars

	2012– 13	2013– 14	2014– 15	2015– 16	2016– 17	2017– 18	Total

2012 Fall Update budgetary balance	-26.0	-16.5	-8.6	-1.8	1.7	3.4
Economic and fiscal developments (including change to adjustment for risk)	0.2	-1.8	1.3	1.9	2.1	1.2

Revised status quo budgetary balance (before budget measures)	-25.8	-18.3	-7.2	0.1	3.8	4.5

Budget measures
Actions to support jobs and growth[1]	-0.1	-0.9	-0.9	-1.2	-2.0	-1.7	-6.9
Closing tax loopholes and improving the fairness of the tax system	0.0	0.3	0.8	0.9	1.1	1.2	4.4
Canada Revenue Agency:
compliance programs	0.0	0.1	0.6	0.6	0.6	0.6	2.4
General Preferential Tariff	0.0	0.0	0.1	0.3	0.3	0.3	1.1
Spending restraint and transformation of government[1]	0.0	0.1	0.1	0.1	0.1	0.1	0.6
Total budget measures	0.0	-0.4	0.6	0.8	0.1	0.5	1.6

Budgetary balance (after budget measures)	-25.9	-18.7	-6.6	0.8	3.9	5.1

Note: Totals may not add due to rounding.

[1]	A negative number implies an increase in spending and a deterioration in the budgetary balance. A positive number implies a decrease in spending and an improvement in the budgetary balance.

Economic Action Plan 2013 makes investments totalling $6.9 billion over this and the next five years to support jobs, growth and long-term prosperity by:

•	Connecting Canadians with available jobs by equipping them with the skills and training they require to obtain high-quality jobs.

•

Helping manufacturers and businesses succeed in the global economy by enhancing the conditions for creating and growing businesses, including measures to support a globally competitive manufacturing sector, build on Canada’s financial sector advantage, increase and diversify our exports, and develop our natural resources in a safe, responsible and secure way, in order to protect and create high-quality, value-added jobs.

284

•

Creating a new Building Canada plan that adds to the unprecedented investments in public infrastructure since 2006 with a new infrastructure plan focused on projects that create jobs and economic growth and provide a high quality of life for Canadian families.

•	Investing in world-class research and innovation and fostering a vibrant entrepreneurial culture where new ideas are translated into the marketplace.

•	Supporting families and communities by expanding opportunities for Canadians to succeed and enjoy a high quality of life.

At the same time, Economic Action Plan 2013 takes further action to close tax loopholes and improve the fairness and integrity of the tax system. These actions will increase revenues by a total of $4.4 billion over the next five years. Economic Action Plan 2013 also makes changes to the Canada Revenue Agency’s compliance programs, which will increase revenues by $2.4 billion over the next five years.

In addition, Economic Action Plan 2013 takes action to modernize Canada’s General Preferential Tariff regime, effective January 1, 2015, generating $1.1 billion over five years.

Finally, Economic Action Plan 2013 also announces a number of common sense improvements to government administration and service delivery, such as increasing the use of telepresence, expanding access to e-publications, streamlining and consolidating the Government’s web presence, and standardizing software licences. These actions will improve the budgetary balance by $0.6 billion over the next five years.

With the exception of 2013–14, new policy measures in this budget improve the budgetary balance over the projection period. Over the next five years, measures taken in Economic Action Plan 2013 will improve the budgetary balance by $1.6 billion.

285

The fiscal projections in Chart 4.2.2 show that the Government remains on track to eliminate the deficit and return to balanced budgets by 2015–16.

286

Summary of Statement of Transactions

Table 4.2.4 summarizes the Government’s financial position, including measures announced in Economic Action Plan 2013.

Table 4.2.4

Summary Statement of Transactions

billions of dollars

		Projection
	2011–12[1]	2012–13	2013–14	2014–15	2015–16	2016–17	2017–18
Budgetary revenues	248.8	254.2	263.9	279.6	294.9	308.1	318.9
Program expenses	244.0	251.0	252.9	256.0	262.6	270.4	278.1
Public debt charges	31.0	29.0	29.7	30.2	31.5	33.8	35.7
Total expenses	275.0	280.1	282.6	286.2	294.1	304.2	313.9

Budgetary balance	-26.2	-25.9	-18.7	-6.6	0.8	3.9	5.1
Federal debt[2]	582.2	608.7	627.4	634.0	633.2	629.3	624.2

Per cent of GDP
Budgetary revenues	14.1	14.0	14.2	14.4	14.5	14.5	14.4
Program expenses	13.8	13.8	13.6	13.2	12.9	12.7	12.5
Public debt charges	1.8	1.6	1.6	1.6	1.5	1.6	1.6
Budgetary balance	-1.5	-1.4	-1.0	-0.3	0.0	0.2	0.2
Federal debt	33.0	33.5	33.8	32.6	31.1	29.6	28.1

Note: Totals may not add due to rounding.

[1]

Budgetary revenues and program expenses in 2011–12 have been adjusted to reflect the new accounting standard for tax revenues issued by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants.

[2]	The projected level of federal debt for 2012–13 includes an estimate of other comprehensive income.

The actions taken in this and previous budgets to return to balanced budgets in 2015 are projected to lead to an improvement in the budgetary balance from a deficit of $25.9 billion in 2012–13 to a surplus of $0.8 billion in 2015–16 and a surplus of $5.1 billion in 2017–18. As a percentage of GDP, the budgetary balance is projected to improve from a deficit of 1.4 per cent in 2012–13 to a surplus of 0.2 per cent in 2017–18.

287

An important indicator of fiscal sustainability is the debt-to-GDP ratio. Prior to the global financial crisis, the Government was able to reduce taxes and invest in infrastructure while also eliminating over $37 billion in federal debt. The resulting reductions in the debt-to-GDP ratio positioned Canada to emerge from the recession faster and stronger than virtually any other major advanced country. Returning to balanced budgets by 2015–16 will ensure that the federal debt, measured in relation to the size of the economy, resumes its downward track (Chart 4.2.3). The debt ratio is projected to fall to 28.1 per cent in 2017–18, in line with its pre-recession level.

As a result, Canada expects to achieve its Group of 20 (G-20) commitments to halve deficits by 2013 and stabilize or reduce the total government debt-to-GDP ratio by 2016, as agreed to by G-20 Leaders at their summit in Toronto in June 2010.

288

Outlook for Budgetary Revenues

Table 4.2.5

The Revenue Outlook

billions of dollars

		Projection
	2011–12[1]	2012–13	2013–14	2014–15	2015–16	2016–17	2017–18
Income taxes
Personal income tax	120.5	126.2	131.5	140.3	148.6	156.2	164.1
Corporate income tax	34.0	33.0	34.6	37.3	38.9	41.1	43.1
Non-resident income tax	5.3	5.2	5.4	5.7	6.3	6.7	7.0
Total income tax	159.8	164.5	171.5	183.3	193.8	204.0	214.3

Excise taxes/duties
Goods and Services Tax	28.4	28.9	29.9	31.7	33.3	35.0	36.7
Customs import duties	3.9	4.0	4.0	4.3	4.7	4.9	5.1
Other excise taxes/duties	10.9	11.2	10.9	10.9	10.8	10.7	10.7
Total excise taxes/duties	43.1	44.1	44.9	46.9	48.9	50.6	52.5

Total tax revenues	202.9	208.5	216.4	230.2	242.7	254.6	266.8
Employment Insurance premium revenues	18.6	20.1	21.9	23.8	25.1	24.2	20.7
Other revenues	27.3	25.5	25.6	25.6	27.1	29.3	31.4
Total budgetary revenues	248.8	254.2	263.9	279.6	294.9	308.1	318.9

Per cent of GDP
Personal income tax	6.8	6.9	7.1	7.2	7.3	7.3	7.4
Corporate income tax	1.9	1.8	1.9	1.9	1.9	1.9	1.9
Goods and Services tax	1.6	1.6	1.6	1.6	1.6	1.6	1.7
Total tax revenues	11.5	11.5	11.6	11.8	11.9	12.0	12.0
Employment Insurance premium revenues	1.1	1.1	1.2	1.2	1.2	1.1	0.9
Other revenues	1.5	1.4	1.4	1.3	1.3	1.4	1.4
Total budgetary revenues	14.1	14.0	14.2	14.4	14.5	14.5	14.4

Note: Totals may not add due to rounding.

[1]	2011–12 figures have been adjusted to reflect the new accounting standard for tax revenues issued by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants.

289

Table 4.2.5 sets out the Government’s projection for budgetary revenues reflecting both Economic Action Plan 2013 measures and the adjustment for risk, which for planning purposes is applied proportionally to tax revenues and other revenues, net of flow-through revenues. Revenues are expected to increase by 2.2 per cent in 2012–13 based on year-to-date fiscal results and the economic projections. Over the remainder of the forecast horizon, revenues are projected to grow at an average annual rate of 4.6 per cent based on expected growth in tax bases. The revenue outlook takes into account measures announced in this budget, including changes to Canada Revenue Agency’s compliance programs, and actions to close tax loopholes and improve the fairness and integrity of the tax system.

Personal income tax revenues—the largest component of budgetary revenues—are projected to increase by $5.7 billion, or 4.7 per cent, to $126.2 billion in 2012–13. Over the remainder of the projection period, personal income tax revenues increase on average by 5.4 per cent annually, reflecting the progressive nature of the income tax system combined with real income gains.

Corporate income tax revenues are projected to be $33.0 billion in 2012–13. Over the remainder of the projection period, corporate income tax revenues are projected to grow at an average annual rate of 5.5 per cent, based on projected profit growth, actions to close tax loopholes and improve the fairness and integrity of the tax system, and changes to the Canada Revenue Agency’s compliance programs.

Non-resident income tax revenues are taxes paid by non-residents of Canada on Canadian-sourced income, notably dividends and interest payments. They are projected to grow at an average annual rate of 4.9 per cent over the forecast horizon.

Goods and Services Tax (GST) revenues are projected to grow by 1.8 per cent in 2012–13 based on relatively weak growth in consumption in the latter part of 2012–13. For the remainder of the projection period, GST revenues are projected to grow by 4.9 per cent per year on average, reflecting projected growth in taxable consumption.

290

Revenues from customs import duties are projected to increase by 3.5 per cent in 2012–13, reflecting year-to-date results. Over the remainder of the projection period, annual growth in customs import duties is projected to average 5.1 per cent, based, in large part, on projected growth in imports.

Based on year-to-date results, revenues from other excise taxes and duties are projected to be $11.2 billion in 2012–13. They are projected to decline slowly over the remainder of the projection period, in line with trends over the last five years.

Employment Insurance (EI) premium revenues are projected to grow by 8.6 per cent in 2012–13, in line with the growth in insurable earnings and the EI premium rate of $1.88 per $100 of insurable earnings in 2013. From 2012–13 to 2015–16, it is projected that the annual growth in EI premium revenues will average 7.6 per cent until the EI Operating Account is returned to cumulative balance in 2016. As described in the box below, a significant reduction of the EI premium rate in 2017 is expected to lead to declining EI premium revenues over the final two fiscal years of the forecast horizon.

291

Employment Insurance Operating Account

Employment Insurance Operating Account Projections Including All Economic Action Plan 2013 Measures billions of dollars
	2012–	2013–	2014–	2015–	2016–	2017–
	2013	2014	2015	2016	2017	2018
EI premium revenues	20.1	21.9	23.8	25.1	24.2	20.7
EI benefits[1]	17.5	18.3	19.2	19.6	20.0	20.3
	2012	2013	2014	2015	2016	2017
EI Operating Account annual balance[2]	0.5	1.4	2.8	4.1	4.0	-1.4
EI Operating Account cumulative balance[2]	-8.6	-7.2	-4.5	-0.4	3.7	2.3
Reference:
Projected premium rate (per $100 of insurable earnings)	1.83	1.88	1.93	1.98	1.93	1.53

[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent 90 per cent of total EI program expenses. The remaining EI costs relate mainly to administration and are included in direct program spending.

[2]	The EI Operating Account annual and cumulative balances are on a calendar-year basis since the EI premium rate is set on a calendar-year basis.

In response to the global recession, the Government froze the EI premium rate in 2010 at the lowest level since 1982. In order to help protect Canadian jobs during a fragile global recovery, Economic Action Plan 2012 ensured stable and predictable EI premium rates by limiting rate increases to 5 cents each year until the EI Operating Account is returned to balance.

The global recession increased total benefit expenditures over a relatively short period of time, bringing the cumulative deficit in the EI Operating Account to $9.2 billion in 2011. To eliminate this cumulative deficit, the premium rate is expected to increase by the maximum 5 cents per year until 2015 to reach $1.98 per $100 of insurable earnings. Then, as the maximum decrease in the premium rate is also limited to 5 cents per year, the premium rate is expected to decline to $1.93 in 2016, when the EI Operating Account is expected to return to a cumulative surplus of $3.7 billion.

As announced in Economic Action Plan 2012, once the EI Operating Account has achieved balance, the EI premium rate will be set annually at a seven-year break-even rate to ensure that EI premiums are no higher than needed to pay for the EI program over that seven-year period. This results in a significant reduction in the premium rate in 2017, to an expected $1.53 per $100 of earnings.

292

Other revenues include the external revenues of consolidated Crown corporations, net income from enterprise Crown corporations, foreign exchange revenues, returns on investments and proceeds from the sales of goods and services. These revenues are volatile owing principally to the impact of interest rates on interest-earning assets, the impact of exchange rate movements on the Canadian-dollar value of foreign-denominated assets, and the sensitivity of Crown revenues to market conditions.

Other revenues are projected to fall by $1.7 billion, to $25.5 billion in 2012–13, due primarily to lower projected revenues from Crown corporations and a decrease in offshore resource royalties collected on behalf of the provinces. This decline in other revenues only partially impacts the budgetary balance as offshore resource royalties are transferred to the provinces, and this gives rise to an offsetting reduction in expenses. Growth in other revenues is expected to average 4.2 per cent per year over the remainder of the projection period.

Chart 4.2.4 shows that the revenue-to-GDP ratio has decreased from 16.0 per cent in 2006–07 to 14.1 per cent in 2011–12 and will remain broadly stable over the forecast horizon.

293

Outlook for Program Expenses

Table 4.2.6

The Program Expenses Outlook

billions of dollars

		Projection
	2011–12[1]	2012–13	2013–14	2014–15	2015–16	2016–17	2017–18

Major transfers to persons
Elderly benefits	38.0	40.1	42.0	44.2	46.6	49.2	51.8
Employment Insurance benefits[2]	17.6	17.5	18.3	19.2	19.6	20.0	20.3
Children’s benefits	12.7	12.9	13.1	13.3	13.5	13.7	13.9
Total	68.4	70.4	73.4	76.7	79.7	82.9	86.0

Major transfers to other levels of government
Canada Health Transfer	27.0	28.6	30.3	32.1	34.0	36.1	37.7
Canada Social Transfer	11.5	11.9	12.2	12.6	13.0	13.3	13.7
Other health and social transfers[3]	0.2	0.3	0.2	0.0	0.0	0.0	0.0
Fiscal arrangements[4]	16.9	17.8	18.6	19.3	19.9	20.7	21.6
Gas Tax Fund[5]	2.2	2.1	2.0	2.0	2.0	2.1	2.1
Other major transfers[6]	2.3	1.2	0.4	0.3	0.2	0.1	0.1
Alternative Payments for Standing Programs[7]	-3.2	-3.3	-3.5	-3.8	-4.0	-4.2	-4.4
Total	56.8	58.5	60.3	62.5	65.1	68.2	70.8

Direct program expenses
Operating expenses	76.1	80.5	76.5	74.0	75.2	75.9	77.8
Transfer payments	38.1	36.7	37.4	37.1	36.5	37.0	36.9
Capital amortization	4.6	4.9	5.3	5.7	6.0	6.4	6.6
Total	118.8	122.1	119.2	116.7	117.7	119.3	121.3

Total program expenses	244.0	251.0	252.9	256.0	262.6	270.4	278.1

Per cent of GDP
Major transfers to persons	3.9	3.9	3.9	3.9	3.9	3.9	3.9
Major transfers to other levels of government	3.2	3.2	3.2	3.2	3.2	3.2	3.2
Direct program expenses	6.7	6.7	6.4	6.0	5.8	5.6	5.5
Total program expenses	13.8	13.8	13.6	13.2	12.9	12.7	12.5

Note: Totals may not add due to rounding.

[1]	2011–12 figures have been adjusted to reflect the new accounting standard for tax revenues issued by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants.
[2]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent 90 per cent of total EI program expenses. The remaining EI costs relate mainly to administration and are part of operating expenses.

[3]	Other health and social transfers include the Wait Time Reduction Transfer and other health-related transfers.
[4]	Fiscal arrangements include Equalization, Territorial Formula Financing, the Youth Allowances Recovery and statutory subsidies.
[5]	The Gas Tax Fund is a component of the Community Improvement Fund.
[6]

Other major transfers to other levels of government include transitional payments; transfer protection payments in 2011–12, 2012–13 and 2013–14; payments under the 2005 Offshore Accords; and assistance regarding sales tax harmonization.

[7]

The Alternative Payments for Standing Programs represent a recovery from Quebec of an additional tax point transfer above and beyond the tax point transfer under the Canada Health Transfer and the Canada Social Transfer.

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Table 4.2.6 provides an overview of the projections for program expenses by major component, including the measures announced in Economic Action Plan 2013. Program expenses consist of major transfers to persons, major transfers to other levels of government and direct program expenses.

Major transfers to persons consist of elderly, EI and children’s benefits.

Elderly benefits are comprised of Old Age Security, Guaranteed Income Supplement and Spousal Allowance payments to qualifying seniors, with Old Age Security payments representing approximately 75 per cent of these expenditures. Elderly benefits are projected to grow from $40.1 billion to $51.8 billion over the projection period, or approximately 5.3 per cent per year—significantly faster than nominal GDP, which averages 4.3 per cent growth per year. This increase is due to consumer price inflation, to which elderly benefits are fully indexed, and a projected increase in the seniors’ population from 5.2 million to 6.2 million over the projection period, or an average increase of 3.5 per cent per year.

EI benefits are projected to decrease slightly to $17.5 billion in 2012–13, as increases in average benefits are offset by the impact of the reduction in the number of unemployed. Over the remainder of the projection period, EI benefits are projected to grow by 3.1 per cent per year on average, reflecting higher average benefits which are only partially offset by lower unemployment.

Children’s benefits, including the Canada Child Tax Benefit and the Universal Child Care Benefit, are projected to increase moderately over the forecast horizon, reflecting population growth and adjustments for inflation.

Major transfers to other levels of government include transfers in support of health and social programs, Equalization and Territorial Formula Financing (TFF), among others. The Canada Health Transfer (CHT) will grow from $28.6 billion in 2012–13 to $37.7 billion in 2017–18, exceeding the current growth rate of provincial health care spending. Starting in 2017–18, the CHT will grow in line with a three-year moving average of nominal GDP growth, with funding guaranteed to increase by at least 3 per cent per year. The Canada Social Transfer (CST) will continue to grow at 3 per cent per year. The Government has also confirmed that Nova Scotia has qualified for an extension of its 2005 offshore arrangements for the eight-year period up to March 31, 2020.

295

Economic Action Plan 2013 reaffirms the Government’s commitment to continued, predictable and fiscally sustainable growth in the CHT, CST, Equalization and TFF. In light of the expiry of current legislation governing the Equalization and TFF programs on March 31, 2014, federal, provincial and territorial officials undertook a review of these programs. At the conclusion of this review, a small set of technical improvements was announced at the federal, provincial and territorial Finance Ministers’ Meeting in December 2012. The Government will introduce legislation to implement its commitments related to transfer renewal and growth.

Other major transfers to other levels of government include transitional assistance for sales tax harmonization to the Government of Prince Edward Island in 2012–13 as well as total transfer protection payments to provinces in 2011–12, 2012–13 and 2013–14.

Direct program expenses are broadly stable over the forecast horizon, with spending falling from $122.1 billion in 2012–13 to $116.7 billion in 2014-2015, then rising to $121.3 billion in 2017–18. As a share of GDP, direct program expenses decline over the projection period from 6.7 per cent in 2012–13 to 5.5 per cent in 2017–18.

Direct program expenses include operating expenses, transfers administered by departments and capital amortization.

Operating expenses reflect the costs of doing business for more than 100 government departments and agencies, including National Defence. This category includes expenses such as leasing and utility costs; wages, salaries, and benefits of federal employees; and the costs for materials and supplies. Expenses of consolidated Crown corporations are also included in this category.

These expenses are broadly stable over the forecast horizon, with spending decreasing from $80.5 billion in 2012–13 to $74.0 billion in 2014–15, then rising to $77.8 billion in 2017–18. The decrease in the early years of the forecast is largely attributable to departmental spending reductions implemented in earlier budgets. As a share of GDP, operating expenses decline over the projection period from 4.4 per cent in 2012–13 to 3.5 per cent in 2017–18.

296

Transfer payments, which include assistance to farmers, students and businesses as well as support for infrastructure, are stable over the forecast horizon.

Amounts for capital expenses are presented on an accrual basis. The amount of capital amortization is expected to increase over the next five years as a result of new investments and upgrades to existing capital.

Savings Measures Achieved Since Budget 2010

Following the successful stimulus phase of Canada’s Economic Action Plan to counter the effects of the global recession, Budget 2010 and subsequent budgets, including Economic Action Plan 2013, have introduced significant actions in order to achieve a return to balanced budgets by 2015–16.

As illustrated in Table 4.2.7, these savings measures will have improved the budgetary balance by approximately $15.8 billion annually by 2015–16 and beyond and result in cumulative savings of more than $84 billion over the 2010–11 to 2017–18 period. Over 75 per cent of these savings have resulted from measures to control direct program spending.

297

Table 4.2.7

Savings Measures Since Budget 2010

millions of dollars

			Projection
	2010–	2011–	2012–	2013–	2014–	2015–	2016–	2017–
	2011	2012	2013	2014	2015	2016	2017	2018	Total

Budget 2010
Spending restraint	452	1,586	3,481	4,425	5,130	5,130	5,130	5,130	30,464
Closing tax loopholes	260	350	420	455	475	505	515	530	3,510
Total for Budget 2010	712	1,936	3,901	4,880	5,605	5,635	5,645	5,660	33,974

Budget 2011
Spending restraint		194	271	569	525	534	534	534	3,161
Closing tax loopholes		255	750	1,115	1,060	1,010	1,135	440	5,765
Total for Budget 2011		449	1,021	1,684	1,585	1,544	1,669	974	8,926

Economic Action Plan 2012
Spending restraint		-900	1,762	3,481	5,332	5,175	5,219	5,222	25,290
Closing tax loopholes			90	271	386	441	526	671	2,385
Total for Economic Action Plan 2012		-900	1,852	3,752	5,718	5,616	5,745	5,893	27,675

2012 Update of Economic and Fiscal Projections
Spending restraint			341	572	791	999	1,231	1,436	5,370
Subtotal: Savings announced prior to Economic Action Plan 2013	712	1,485	7,115	10,888	13,698	13,794	14,290	13,962	75,945

Economic Action Plan 2013
Spending restraint				68	114	145	145	145	617
CRA compliance programs			30	125	550	550	550	550	2,355
Tax fairness and closing tax loopholes			2	316	806	946	1,082	1,237	4,389
General Preferential Tariff					83	333	333	333	1,082
Total for Economic Action Plan 2013			32	509	1,554	1,974	2,110	2,265	8,443
Total spending restraint	452	880	5,855	9,115	11,892	11,983	12,259	12,466	64,902
Total revenue measures[1]	260	605	1,292	2,282	3,360	3,785	4,141	3,761	19,486
Grand Total	712	1,485	7,147	11,397	15,252	15,768	16,400	16,227	84,389
% of GDP	0.0%	0.1%	0.4%	0.6%	0.8%	0.8%	0.8%	0.7%

Note: Totals may not add due to rounding.

[1]	Includes measures to improve the fairness and neutrality of the tax and tariff systems as well as the Canada Revenue Agency’s compliance programs.

298

An element of controlling direct program spending was the introduction of an operating budget freeze in Budget 2010. For 2011–12 and 2012–13, operating budgets of departments, as appropriated by Parliament, were frozen at 2010-11 levels. Some expenses subject to the operating freeze included: wages and salaries of federal employees; professional services contracts; telecommunications; and costs for materials and supplies. Along with planned reductions in departmental spending, the operating freeze was successful in containing administrative costs. The operating freeze contained the growth in operating expenses by forcing departments to find efficiencies to offset cost pressures occurring within their operations. At the same time, planned reductions in departmental spending lowered the overall level of operating expenses. Overall, operating expenses subject to freeze are estimated to be $54.5 billion in 2012–13, slightly below the $54.7 billion recorded in 2010–11.

The targeted savings achieved since Budget 2010 have strengthened the fiscal position of the Government. Chart 4.2.5 shows program expenses as a share of GDP. The stimulus phase of Canada’s Economic Action Plan, which strengthened Canada’s economy and supported Canadians during the global recession, resulted in a temporary increase in the program expenses-to-GDP ratio. However, as a result of the targeted savings measures achieved since Budget 2010, as well as additional measures to be implemented through Economic Action Plan 2013, program expenses as a share of GDP are projected to decline in all years of the forecast horizon.

As a share of GDP, program expenses are projected to decline from 13.8 per cent in 2011–12 to 12.5 per cent in 2017–18, which represents a return to pre-recession spending ratios.

299

Financial Source/Requirement

The budgetary balance is presented on a full accrual basis of accounting, recording government revenues and expenses when they are earned or incurred, regardless of when the cash is received or paid.

In contrast, the financial source/requirement measures the difference between cash coming in to the Government and cash going out. This measure is affected not only by the budgetary balance but also by the Government’s non-budgetary transactions. These include changes in federal employee pension accounts; changes in non-financial assets; investing activities through loans, investments and advances; changes in other financial assets and liabilities; and foreign exchange activities.

300

Table 4.2.8

The Budgetary Balance, Non-Budgetary Transactions and Financial Source/Requirement

billions of dollars

		Projection
	2011– 12	2012– 13	2013– 14	2014– 15	2015– 16	2016– 17	2017– 18

Budgetary balance	-26.2	-25.9	-18.7	-6.6	0.8	3.9	5.1

Non-budgetary transactions
Pensions and other accounts	5.7	7.5	7.1	6.1	4.5	3.7	2.8
Non-financial assets	-1.4	-2.4	-2.2	-1.2	-1.4	-1.0	-0.8
Loans, investments and advances
Enterprise Crown corporations	-4.0	-6.2	-4.4	-4.7	-5.6	-5.2	-5.1
Insured Mortgage Purchase Program	3.4	2.9	41.3	10.6	0.0	0.0	0.0
Other	0.6	-0.5	-0.4	-0.5	-0.4	-0.6	-0.5
Total	0.0	-3.7	36.5	5.4	-5.9	-5.7	-5.5
Other transactions	-10.5	-3.3	-0.9	1.2	1.7	1.8	2.0
Total	-6.2	-1.9	40.5	11.5	-1.1	-1.2	-1.5

Financial source/requirement	-32.4	-27.8	21.8	4.9	-0.3	2.7	3.6

Note: Totals may not add due to rounding.

As shown in Table 4.2.8, a financial requirement of $27.8 billion is projected in 2012–13, followed by financial sources of $21.8 billion in 2013–14 and $4.9 billion in 2014–15, a financial requirement of $0.3 billion in 2015–16 and financial sources of $2.7 billion in 2016–17 and $3.6 billion in 2017–18. The requirement in 2012–13 mainly reflects the budgetary deficit, whereas the financial sources expected in 2013–14 and 2014–15 mainly reflect the repayment of principal on assets maturing under the Insured Mortgage Purchase Program. The financial sources expected over the 2016–17 to 2017–18 period mainly reflect the improvement in the budgetary balance.

The financial source associated with pensions and other accounts is expected to be $7.1 billion in 2013–14. Pensions and other accounts include the activities of the Government of Canada’s employee superannuation plans, as well as those of federally appointed judges and Members of Parliament. Since April 2000, the net amount of contributions less benefit payments related to post-March 2000 service has been invested in capital markets. Contributions and payments pertaining to pre-April 2000 service are recorded in the pension accounts. The Government also sponsors a variety of future benefit plans, such as health care and dental plans and disability and other benefits for war veterans and others.

301

Financial requirements for non-financial assets mainly reflect the difference between cash outlays for the acquisition of new tangible capital assets and the amortization of capital assets included in the budgetary balance. They also include disposals of tangible capital assets and changes in inventories and prepaid expenses. A net cash requirement of $2.2 billion is estimated for 2013–14.

Loans, investments and advances include the Government’s investments in enterprise Crown corporations, such as Canada Mortgage and Housing Corporation (CMHC), Canada Post Corporation, Export Development Canada and the Business Development Bank of Canada (BDC). They also include loans, investments and advances to national and provincial governments and international organizations, and for government programs. The requirements for enterprise Crown corporations projected from 2013–14 to 2017–18 reflect the Government’s decision in Budget 2007 to meet all the borrowing needs of CMHC, BDC and Farm Credit Canada through its own domestic debt issuance, as well as retained earnings of enterprise Crown corporations. The financial source in the projection period under the Insured Mortgage Purchase Program is due to the winding down in March 2010 of purchases of insured mortgage pools under the plan and the subsequent repayments of principal as the assets under the plan mature.

Other transactions include the payment of tax refunds and other accounts payable, the collection of taxes and other accounts receivable, the conversion of other accrual adjustments included in the budgetary balance into cash, as well as foreign exchange activities. A portion of the $0.9 billion net cash requirement in 2013–14 reflects investments in financial assets to improve prudential liquidity management, announced as part of the prudential liquidity plan in Budget 2011.

Risks to the Fiscal Projections

Risks to the economic outlook are the greatest source of uncertainty to the fiscal projections. To help illustrate how the fiscal outlook could be affected by changes in the economic outlook, tables illustrating the sensitivity of the budgetary balance to a number of economic shocks are provided below.

302

Beyond the economic outlook, there remain upside and downside risks associated with the fiscal projections, as several key drivers of the fiscal outlook are not directly linked to economic variables (such as the relationship between personal income taxes and personal income or the extent to which departments and agencies do not fully use all of the resources appropriated by Parliament).

Sensitivity of the Budgetary Balance to Economic Shocks

Changes in economic assumptions affect the projections for revenues and expenses. The following tables illustrate the sensitivity of the budgetary balance to a number of economic shocks:

•	A one-year, 1-percentage-point decrease in nominal GDP growth due to:

1.	A 1-percentage-point decrease in real GDP growth driven equally by lower productivity and employment growth.

2.	A 1-percentage-point decrease in the rate of GDP inflation.

•	A sustained 100-basis-point increase in all interest rates.

These sensitivities are generalized rules of thumb and are meant to provide a broad illustration of the impact of economic shocks on the outlook for the budgetary balance. Actual economic shocks may have different fiscal impacts. For example, they may be concentrated in specific sectors of the economy or cause different responses in key economic variables.

303

Table 4.2.9

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in Real GDP Growth on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues
Tax revenues
Personal income tax	-2.2	-2.4	-2.8
Corporate income tax	-0.3	-0.4	-0.4
Goods and Services Tax	-0.3	-0.4	-0.4
Other	-0.1	-0.1	-0.2
Total tax revenues	-3.0	-3.3	-3.8
Employment Insurance premiums	-0.2	-0.2	-0.2
Other revenues	0.0	-0.1	-0.1
Total budgetary revenues	-3.2	-3.5	-4.1

Federal expenses
Major transfers to persons
Elderly benefits	0.0	0.0	0.0
Employment Insurance benefits	0.7	0.8	0.9
Children’s benefits	0.0	0.0	0.1
Total	0.7	0.8	1.0
Other program expenses	-0.1	-0.1	-0.2
Public debt charges	0.0	0.1	0.7
Total expenses	0.6	0.8	1.5

Budgetary balance	-3.8	-4.3	-5.6

Note: Totals may not add due to rounding.

A 1-percentage-point decrease in real GDP growth proportional across income and expenditure components reduces the budgetary balance by $3.8 billion in the first year, $4.3 billion in the second year and $5.6 billion in the fifth year (Table 4.2.9).

•

Tax revenues from all sources fall by a total of $3.0 billion in the first year and by $3.3 billion in the second year. Personal income tax revenues decrease as employment and wages and salaries fall. Corporate income tax revenues fall as output and profits decrease. GST revenues decrease as a result of lower consumer spending associated with the fall in employment and personal income.

304

•

EI premium revenues decrease as employment and wages and salaries fall. In order to isolate the direct impact of the economic shock and provide a general overview of the fiscal impacts, the EI premium revenue impacts do not include changes in the premium rate that would be necessary to bring the EI Operating Account back into balance, as the rate changes would be very sensitive to the timing of the shock and cumulative balance in the Account.

•

Expenses rise, mainly reflecting higher EI benefits (due to an increase in the number of unemployed) and higher public debt charges (reflecting a higher stock of debt due to the lower budgetary balance). This rise is partially offset by lower other program expenses (as certain programs are tied directly to growth in nominal GDP).

Table 4.2.10

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in GDP Inflation and the Consumer Price Index on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues
Tax revenues
Personal income tax	-2.2	-1.8	-2.1
Corporate income tax	-0.3	-0.4	-0.4
Goods and Services Tax	-0.3	-0.3	-0.4
Other	-0.1	-0.1	-0.2
Total tax revenues	-3.0	-2.6	-3.0
Employment Insurance premiums	-0.1	-0.2	-0.2
Other revenues	-0.1	-0.1	-0.1
Total budgetary revenues	-3.1	-2.9	-3.3

Federal expenses
Major transfers to persons
Elderly benefits	-0.3	-0.5	-0.6
Employment Insurance benefits	-0.1	-0.1	-0.1
Children’s benefits	0.0	0.0	-0.1
Total	-0.4	-0.6	-0.8
Other program expenses	-0.3	-0.3	-0.8
Public debt charges	-0.4	0.1	0.3
Total expenses	-1.1	-0.9	-1.3

Budgetary balance	-2.0	-2.0	-2.0

Note: Totals may not add due to rounding.

305

A 1-percentage-point decrease in nominal GDP growth proportional across income and expenditure components resulting solely from lower GDP inflation (assuming that the Consumer Price Index moves in line with GDP inflation) lowers the budgetary balance by $2.0 billion in the first year, $2.0 billion in the second year and $2.0 billion in the fifth year (Table 4.2.10).

•

Lower prices result in lower nominal income and, as a result, personal income tax revenues decrease, reflecting declines in the underlying nominal tax base. As the parameters of the personal income tax system are indexed to inflation and automatically adjust in response to the shock, the fiscal impact is smaller than under the real shock. For the other sources of tax revenue, the negative impacts are similar under the real and nominal GDP shocks.

•

EI premium revenues, absent any change in the premium rate, decrease marginally in response to lower earnings. In order to isolate the direct impact of the economic shock and provide a general overview of the fiscal impacts, the EI premium revenue impacts do not include changes in the premium rate that would be necessary to bring the EI Operating Account back into balance, as the rate changes would be very sensitive to the timing of the shock and cumulative balance in the Account. EI benefits decline slightly due to lower average benefits.

•	Other revenues decline slightly as lower prices reduce revenues from the sales of goods and services.

•

Partly offsetting lower revenues are the declines in the cost of statutory programs that are indexed to inflation, such as elderly benefit payments and the Canada Child Tax Benefit, and downward pressure on federal program expenses. In addition, other program expenses are also lower as certain programs are tied directly to growth in nominal GDP.

•	Public debt charges decline in the first year due to lower costs associated with Real Return Bonds, then rise due to the higher stock of debt.

306

Table 4.2.11

Estimated Impact of a Sustained 100-Basis Point Increase in All Interest Rates on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues	1.2	1.6	2.2
Federal expenses	1.7	2.9	4.1

Budgetary balance	-0.5	-1.3	-1.8

Note: Totals may not add due to rounding.

An increase in interest rates decreases the budgetary balance by $0.5 billion in the first year, $1.3 billion in the second year and $1.8 billion in the fifth year (Table 4.2.11). The decline stems entirely from increased expenses associated with public debt charges. The impact on debt charges rises through time as longer-term debt matures and is refinanced at higher rates. Moderating the overall impact is an increase in revenues associated with the increase in the rate of return on the Government’s interest-bearing assets, which are recorded as part of other revenues. The impacts of changes in interest rates on public sector pension and benefit expenses are excluded from the sensitivity analysis.

307

Annex 1

Debt Management Strategy

for 2013–14

Purpose

The Debt Management Strategy sets out the Government of Canada’s objectives, strategy and plans for the management of its domestic and foreign debt, other financial liabilities and related assets. Borrowing activities support the ongoing refinancing of government debt coming to maturity, the execution of the budget plan and other financial operations of the Government, including investing in financial assets needed to establish a prudent liquidity position and borrowing on behalf of some Crown corporations.

The Financial Administration Act requires that the Government table in Parliament, prior to the start of the fiscal year, a report on the anticipated borrowing to be undertaken in the year ahead, including the purposes for which the money will be borrowed.

309

Highlights of the Federal Debt Management Strategy

•

For 2013–14, net issuance of domestic marketable bonds is planned to be approximately $87 billion, down from $94 billion in 2012–13. At the end of 2013–14, the stock of marketable bonds is projected to be about $477 billion.

•

With long-term interest rates remaining near historic lows, the debt strategy for 2013–14 extends the temporary increase in 10 and 30-year bond issuance announced on September 27, 2012. Additionally, the Government is assessing the potential benefits of issuing bonds with a maturity of 40 years or longer.

•

The stock of treasury bills is projected to decline from $181 billion at the start of 2013–14 to about $149 billion by the end of 2013–14. This will accommodate the maturing of about $41 billion of mortgage-backed securities purchased under the Insured Mortgage Purchase Program in 2008 and 2009.

•

The extension of the temporary increase in long-term bond issuance, combined with the projected drop in the stock of treasury bills in 2013–14, will lead to a substantial reduction in refinancing risk.

•

The Government will achieve its target for prudential liquidity holdings of domestic and foreign assets by the Summer of 2013, well in advance of the original target date of March 2014. As a result, total prudential liquidity holdings will grow to more than $75 billion, an increase of $35 billion since March 2011. Going forward, the foreign exchange reserves portion of prudential liquidity holdings will be maintained at a level at or above 3 per cent of nominal gross domestic product.

310

Context

Strong Demand for Government of Canada Debt Securities

Alone among the Group of Seven (G-7) countries, Canada continues to receive the highest possible credit ratings, with a stable outlook, from all the major credit rating agencies. Among global investors, Canada has a well-earned reputation for responsible fiscal, economic and financial sector management. This has supported a continuing strong demand for Government of Canada securities, making them among the world’s most sought-after investments.

Medium-Term Debt Strategy

The Government’s medium-term debt management strategy is informed by modelling analysis that reflects a wide range of economic and interest rate scenarios drawn from historical experience. The medium-term debt strategy is aimed at gradually transitioning the debt structure towards a more even distribution across instruments (Chart A1.1), while improving cost-risk characteristics and reducing exposure to debt rollover risk.

311

With long-term interest rates remaining near historic lows and the slope of yield curve relatively shallow, the debt strategy for 2013–14 extends the temporary increase in 10 and 30-year bond issuance announced on September 27, 2012 (see http://www.fin.gc.ca/n12/12-112-eng.asp).

The share of bonds with original terms of 30 years is expected to increase from about 19 per cent to 29 per cent of the stock of market debt over the next decade. At that time, the share of longer-term debt is expected to start stabilizing as long bonds issued in the 1990s begin to mature. Similarly, over the coming decade, the share of bonds with original terms of 10 years or more is projected to increase from about 37 per cent to around 48 per cent.

The level of refinancing risk will continue to decline. It is projected that the net annual refixing amount of interest-bearing debt as a percentage of gross domestic product (GDP), which measures the amount of all interest-bearing debt net of financial assets that matures or needs to be repriced within one year relative to Canada’s GDP, will decline from about 13 per cent in 2013–14 to approximately 7 per cent over the coming decade (Chart A1.2).

312

Consistent with this, the average term to maturity of the market debt net of financial assets will gradually increase (Chart A1.3).

Prudential Liquidity Management

The Government holds liquid financial assets in the form of domestic cash deposits and foreign exchange reserves to safeguard its ability to meet payment obligations in situations where normal access to funding markets may be disrupted or delayed. This also supports investor confidence in Canadian government debt.

In Budget 2011, the Government announced its intention to increase its prudential liquidity position by $35 billion over a three-year period. As part of this plan, liquid foreign reserves have increased by $10 billion and government deposits held with financial institutions and the Bank of Canada have increased by $15 billion. Given strong and continuing demand for Government of Canada securities, the Government announced on February 14, 2013 that the remaining $10 billion of prudential liquidity, which will be held with the Bank of Canada, will be fully funded by the Summer of 2013, nine months ahead of schedule (see http://www.fin.gc.ca/n13/13-023-eng.asp).

313

Once the prudential liquidity plan is fully implemented, the Government’s overall liquidity levels will cover one month of net projected cash flows, including coupon payments and debt refinancing needs.

Information on cash balances and foreign exchange assets is available in The Fiscal Monitor (http://www.fin.gc.ca/pub/fm-rf-index-eng.asp). Information on the management of Canada’s reserves held in the Exchange Fund Account is available in the Report on the Management of Canada’s Official International Reserves (http://www.fin.gc.ca/purl/efa-eng.asp).

Planned Borrowing Activities for 2013–14

Borrowing Authority

For 2013–14, the aggregate borrowing limit requested from the Governor in Council to meet Economic Action Plan 2013 financial requirements and provide a margin for prudence is $300 billion, $15 billion lower than in 2012–13.

Actual borrowing and uses of funds compared with those forecast will be reported in the 2013–14 Debt Management Report, and detailed information on outcomes will be provided in the 2014 Public Accounts of Canada. Both documents will be tabled in Parliament in the Fall of 2014.

Sources of Borrowing

The aggregate principal amount of money required to be borrowed by the Government from financial markets in 2013–14 to finance Economic Action Plan 2013 refinancing needs and other financial requirements is projected to be $242 billion.

Uses of Borrowing

Refinancing Needs

In 2013–14, refinancing needs are projected to be approximately $259 billion. The main source of refinancing needs during the year stems from the treasury bills, which have a term to maturity of one year or less, and bonds that will mature in 2013–14. Other lesser amounts include retail debt (Canada Savings Bonds and Canada Premium Bonds) that will mature in 2013–14.

314

Financial Source/Requirement

The other main determinant of borrowing needs is the Government’s financial source or requirement. If the Government has a financial source, it can use the source for some of its refinancing needs. If it has a financial requirement, then it must meet that requirement along with its refinancing needs.

The financial source/requirement measures the difference between cash coming into the Government and cash going out. This measure is affected not only by the budgetary balance but also by the Government’s non-budgetary transactions.

The budgetary balance is presented on a full accrual basis of accounting, recording government revenues and expenses when they are earned or incurred, regardless of when the cash is received or paid.

Non-budgetary transactions include changes in federal employee pension accounts; changes in non-financial assets; investing activities through loans, investments and advances (including loans to three Crown corporations—the Business Development Bank of Canada, Farm Credit Canada and Canada Mortgage and Housing Corporation); and other transactions (e.g., changes in other financial assets and liabilities, and foreign exchange activities).

For 2013–14, a budgetary deficit of about $19 billion and a financial source of approximately $22 billion are projected. As the amount the Government plans to borrow is higher than the planned uses of borrowings, the year-end cash position is projected to increase by about $5 billion (Table A1.1).

Actual borrowing for the year may differ from the forecast due to uncertainty associated with economic and fiscal projections, the timing of cash transactions and other factors, such as changes in foreign reserve needs and Crown borrowings. Thus, the aggregate borrowing limit of $300 billion requested for 2013–14 includes a margin for prudence, enabling debt management operations to respond to changing circumstances without the need for frequent resubmissions to the Governor in Council.

315

Table A1.1

Planned Sources and Uses of Borrowings for 2013–14

billions of dollars

Sources of Borrowings
Payable in Canadian currency
Treasury bills[1]	149
Bonds	88
Retail debt	2

Total payable in Canadian currency	238
Payable in foreign currencies	4
Total cash raised through borrowing activities	242

Uses of Borrowings
Refinancing needs
Payable in Canadian currency
Treasury bills	181
Bonds	75
Of which:
Regular bond buybacks	1
Retail debt	3
Canada Pension Plan (CPP) bonds and notes	0

Total payable in Canadian currency	259

Payable in foreign currencies	0

Total refinancing needs	259

Financial source/requirement
Budgetary balance	19
Non-budgetary transactions
Pension and other accounts	-7
Non-financial assets	2
Loans, investments and advances
Enterprise Crown corporations	4
Insured Mortgage Purchase Program (net of redemptions)	-41
Other	0
Total loans, investments and advances	-37
Other transactions[2]	1
Total non-budgetary transactions	-41

Total financial source/requirement	-22
Total uses of borrowings	237
Other unmatured debt transactions[3]	0
Net Increase or Decrease (-) in Cash	5

Notes: Numbers may not add due to rounding. A negative sign denotes a financial source.

[1]

These securities are rolled over, or refinanced, a number of times during the year. This results in a larger number of new issues per year than the stock outstanding at the end of the fiscal year, which is presented in the table.

[2]

Other transactions primarily comprise the conversion of accrual adjustments into cash, such as tax and other account receivables, provincial and territorial tax collection agreements, tax payables and other liabilities, and changes in foreign exchange accounts.

[3]	These transactions comprise cross-currency swap revaluation, unamortized discounts on debt issues and obligations related to capital leases and other unmatured debt.

316

Debt Management Strategy for 2013–14

Objectives

The fundamental objective of debt management is to raise stable and low-cost funding to meet the financial needs of the Government of Canada. An associated objective is to maintain a well-functioning market in Government of Canada securities, which helps to keep debt costs low and stable.

Achieving Stable Low-Cost Funding

Achieving stable low-cost funding involves striking a balance between the cost and the risk associated with the debt structure.

Over the medium term, debt management decisions will be taken with a view to keeping debt costs low and maintaining refinancing risks at prudent levels, while reserving sufficient flexibility to adapt to changing circumstances.

Maintaining a Well-Functioning Government Securities Market

Having access to a well-functioning government securities market ensures that funding can be raised efficiently to meet the Government’s needs regardless of economic conditions. To support a liquid and well-functioning Government of Canada securities market, the Government strives to maintain transparent, regular and diversified borrowing programs.

Market Consultations

As in previous years, market participants were consulted periodically in 2012–13. The most recent set of consultations were held in December and were focused on obtaining feedback on a broad range of topics, including the marketable bond and treasury bill programs, the impact of increased international participation on domestic fixed-income markets, the effectiveness of bond buyback operations, and the impact of upcoming changes to the regulatory environment. Additionally, market participants’ views were sought on the demand for Canadian-dollar-denominated longer-term bonds.

Further details on the subjects of discussion and the views expressed during the consultations can be found on the Bank of Canada website (http://www.bankofcanada.ca/publications-research/market-notices/).

317

Continued Low Historic Interest Rates

As long-term interest rates remain near historic lows, it remains advantageous and prudent for the Government to continue to lock in additional long-term funding. Consistent with this strategy, on September 27, 2012, the Government announced an extension of the plan outlined in the Debt Management Strategy for 2012–13 to reallocate short-term bond issuance towards long-term bonds (see http://www.fin.gc.ca/n12/12-112-eng.asp).

In 2013–14, the Government plans to continue the temporary increase in the issuance of 10 and 30-year bonds. Notably, there will be five 10-year bond operations (the additional auction will be conducted in the first quarter of 2013–14), and three 30-year nominal bond operations (no 30-year auction will be conducted in the second quarter of 2013–14).

Overall, the additional long-term issuance will contribute to a reduction in refinancing risk at a low cost, which is consistent with the key objectives of the medium-term debt strategy.

Additionally, informed by market consultations and recent issuances by provinces, which suggest there is appreciable domestic investor interest in ultra-long nominal bonds, the Government is assessing the potential benefits of issuing bonds with a maturity of 40 years or longer. Any decision to issue an ultra-long bond would be subject to market conditions and would be communicated by the Government to market participants during the course of the fiscal year.

318

Composition of Market Debt

The stock of market debt has increased since the financial crisis, reaching a peak of $665 billion in 2012–13. This trend will reverse starting in 2013–14, when the stock of market debt is projected to decline by approximately $17 billion due to a financial source in 2013–14 (Table A1.2).

The stock of treasury bills is projected to decline from about $181 billion at the start of the fiscal year to approximately $149 billion by the end of 2013–14, mainly as a result of about $41 billion of mortgage-backed securities purchased under the Insured Mortgage Purchase Program (IMPP) maturing in the latter half of 2013–14.1

Table A1.2

Change in Composition of Market Debt

billions of dollars

	2009–10	2010–11	2011–12	2012–13	2013–14
	Actual	Actual	Actual	Projected	Planned

Treasury bills	176	163	163	181	149
Marketable bonds	368	416	448	466	477
Retail debt	12	10	9	8	7
Foreign debt	8	8	11	11	15
CPP bonds	0.5	0	0	0	0
Total market debt	564	597	631	665	648

Note: Numbers may not add due to rounding.

Bond Program

In 2013–14, the level of net bond issuance is planned to be about $87 billion, about $7 billion less than the amount issued in 2012–13 (Table A1.3).

[1]

These mortgage-backed assets were purchased from financial institutions in 2008 and 2009 under the IMPP, which formed part of the Government of Canada’s response to the financial crisis. About $41 billion of these assets will mature in 2013–14, with the remaining $11 billion maturing in 2014–15.

319

Table A1.3

Bond Issuance Plan for 2013–14

billions of dollars

	2009–10	2010–11	2011–12	2012–13	2013–14
	Actual	Actual	Actual	Projected	Planned

Gross bond issuance	102	96	100	96	88
Buybacks	-2	-4	-6	-2	-1
Net issuance	100	92	94	94	87
Maturing bonds and adjustments[1]	-27	-44	-62	-76	-75
Change in bond stock	73	48	32	18	11

Note: Numbers may not add due to rounding.

1	Includes cash management bond buybacks and the inflation adjustment for Real Return Bonds.

Gross bond issuance planned for 2013–14, while still fairly high on a historical basis, will be lower than it has been in recent years due to reduced financial requirements. Gross bond issuance net of buybacks and maturities will continue to trend downward (Chart A1.4).

320

Maturity Dates and Benchmark Bond Target Range Sizes

As part of the medium-term debt strategy, four new maturity dates were implemented in 2011–12 to help smooth the cash flow profile of upcoming maturities by reducing the size of June 1 and December 1 maturities and related coupon payments. The move to eight maturity dates also gives the debt program additional capacity to absorb potential upward changes in funding requirements.

For 2013–14, no changes to the bond maturity pattern and benchmark target range sizes are planned (Table A1.4). These amounts do not include coupon payments.

Table A1.4

Size of Maturity Dates and Benchmark Size Ranges

billions of dollars

	Feb.	Mar.	May	June	Aug.	Sept.	Nov.	Dec.
2-year	8-12		8-12		8-12		8-12
3-year	8-12				8-12
5-year		10-13				10-13
10-year				10-14
30-year								12-15
Real Return Bond[1]								10-16

Total	16-24	10-13	8-12	10-14	16-24	10-13	8-12	10-16

[1]	Includes estimate for inflation adjustment. The 30-year nominal bond and Real Return Bond do not mature in the same year.

Bond Auction Schedule

In 2013–14, there will be quarterly auctions of 2, 3, 5 and 10-year bonds and Real Return Bonds.

Five 10-year bond auctions will occur, with the additional 10-year auction being held in the first quarter of 2013–14. Three 30-year nominal bond auctions will occur—one in each of the first, third and fourth quarters of 2013–14. The order of bond auctions within each quarter may be adjusted to support the borrowing program, and there may be multiple auctions of the same bonds in some quarters. The dates of each auction will continue to be announced through the Quarterly Bond Schedule that is published on the Bank of Canada website prior to the start of each quarter (http://www.bankofcanada.ca/stats/cars/f/bd_auction_schedule.html).

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Bond Buyback Programs

Two types of bond buyback operations will be conducted in 2013–14: regular bond buybacks on a switch basis and cash management bond buybacks.

Regular Bond Buyback Operations

In 2012–13, regular bond buyback operations on a switch basis were used in the 30-year sector to support liquidity in long bonds. Buyback operations on a switch basis in the 30-year sector will continue to be used and will be conducted in the second and fourth quarters of 2013–14. No regular buyback operations on a cash basis are planned for 2013–14.

Cash Management Bond Buyback Operations

The cash management bond buyback program helps manage government cash requirements by reducing the high levels of cash balances needed ahead of large bond maturities. In light of the success of these operations in 2012–13 and taking into account feedback received during market consultations, weekly cash management bond buyback operations will be continued in 2013–14.

Treasury Bill Program

The stock of treasury bills is projected to decline from $181 billion2 at the start of the fiscal year to approximately $149 billion by the end of 2013–14, mainly as a result of about $41 billion of IMPP assets maturing in the latter half of 2013–14.

Over the medium term, the stock of treasury bills will be managed down to eventually represent about 16 per cent of total market debt. In 2013–14, the share of treasury bills is projected to fall from about 27 per cent to about 23 per cent to absorb the maturing IMPP assets. It is projected to fall further to about 22 per cent in 2014–15 to absorb the remaining maturing IMPP assets. This is consistent with the medium-term debt strategy and maintains issuance stability in the bond program. During the debt strategy consultations conducted in December, market participants were of the view that the Canadian treasury bill market would be able to handle these adjustments.

[2]

While the Debt Management Strategy for 2012–13 projected a treasury bill stock of $159 billion at 2012–13 year-end, it is now expected to be $22 billion higher primarily because of a higher-than-forecast amount of bonds repurchased at cash management bond buyback operations.

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Bi-weekly issuance of 3, 6 and 12-month maturities will be continued in 2013–14, and bi-weekly auction sizes for the first two quarters are projected to be within the $14 billion to $16 billion range. The size of the bi-weekly treasury bill auctions may temporarily drop to $11 billion in the second half of 2013–14 due to the inflows related to the maturing IMPP assets, before stabilizing around the $13 billion range (Chart A1.5).

Cash management bills (i.e., short-dated treasury bills) help manage government cash requirements in an efficient manner. These instruments will also continue to be used in 2013–14.

Retail Debt Program

More than 2.5 million Canadians hold Canada Savings Bonds (CSBs) or Canada Premium Bonds (CPBs). CSBs are offered exclusively through the Payroll Savings Program while CPBs are available for sale through financial institutions and dealers. Investors repeatedly cite the safety and security of CSBs and CPBs as key attributes, with payroll deduction providing a convenient, simple and free automatic savings option.

In 2012–13, a number of changes were made to the Retail Debt Program to improve its efficiency and better align product offerings to the current needs of Canadians.

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Further information on the Retail Debt Program is available on the Canada Savings Bonds website (http://www.csb.gc.ca).

Foreign Currency Funding

The purpose of the Exchange Fund Account (EFA) is to aid in the control and protection of the external value of the Canadian dollar. Assets held in the EFA are managed to provide foreign currency liquidity, support market confidence, and promote orderly conditions for the Canadian dollar in the foreign exchange markets, if required. The prudential liquidity plan instituted in Budget 2011 calls for liquid foreign exchange reserves to be maintained at a level at or above 3 per cent of nominal GDP.

The Government has access to a range of direct sources of funding for its foreign currency assets. These include a short-term US-dollar paper program, medium-term note issuance in various markets, international bond issues, purchases and sales of Canadian dollars in foreign exchange markets, and cross-currency swaps involving the exchange of domestic liabilities for foreign-currency-denominated liabilities.

The debt management strategy for 2013–14 assumes that all foreign liabilities maturing during the year will be refinanced. The actual amount of gross foreign currency funding may vary from this assumption, depending on market conditions and the Government’s foreign currency needs. The mix of funding sources used to finance the reserves in 2013–14 will depend on a number of considerations, including relative cost, market conditions, and the objective of maintaining a prudent foreign-currency-denominated debt maturity structure.

Further information on managing foreign currency reserves and funding objectives is provided in the Report on the Management of Canada’s Official International Reserves, which is available on the Department of Finance website

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Annex 2

Tax Measures:

Supplementary Information and

Notices of Ways and Means Motions

325

Table of contents

Tax Measures: Supplementary Information

Overview	329

Personal Income Tax Measures	333

Adoption Expense Tax Credit	333

First-Time Donor’s Super Credit	333

Lifetime Capital Gains Exemption	334

Deduction for Safety Deposit Boxes	335

Dividend Tax Credit	335

Registered Pension Plans: Correcting Contribution Errors	336

Extended Reassessment Period: Tax Shelters and Reportable Transactions	337

Taxes in Dispute and Charitable Donation Tax Shelters	338

Extension of the Mineral Exploration Tax Credit for Flow-Through Share Investors	339

Labour-Sponsored Venture Capital Corporations Tax Credit	339

Synthetic Dispositions	341

Character Conversion Transactions	343

Trust Loss Trading	345

Non-Resident Trusts	347

Consultation on Graduated Rate Taxation of Trusts and Estates	348

Business Income Tax Measures	349

Manufacturing and Processing Machinery and Equipment: Accelerated Capital Cost Allowance	349

Clean Energy Generation Equipment: Accelerated Capital Cost Allowance	350

Scientific Research and Experimental Development Program	352

Mining Expenses	353

Reserve for Future Services	356

Additional Deduction for Credit Unions	357

Leveraged Life Insurance Arrangements	358

Restricted Farm Losses	362

Corporate Loss Trading	363

Taxation of Corporate Groups	364

International Taxation	365

International Tax Evasion and Aggressive Tax Avoidance	365

Foreign Reporting Requirements: Form T1135	369

Thin Capitalization Rules	369

International Banking Centres	372

Treaty Shopping	373

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Sales and Excise Tax Measures	374

GST/HST and Health Care Services	374

GST/HST Pension Plan Rules	375

GST/HST Business Information Requirement	378

GST/HST on Paid Parking	378

GST/HST Treatment of the Governor General	380

Excise Duty Rate on Manufactured Tobacco	380

Other Measures	381

Electronic Suppression of Sales Software Sanctions	381

Aboriginal Tax Policy	382

Customs Tariff Measures	383

Tariff Relief for Canadian Consumers	383

Modernizing Canada’s General Preferential Tariff Regime for Developing Countries	384

Previously Announced Measures	385

Notices of Ways and Means Motions

Notice of Ways and Means Motion to Amend the Income Tax Act and Other Tax Legislation	387

Notice of Ways and Means Motion to Amend the Excise Tax Act	419

Notice of Ways and Means Motion to Amend the Excise Act, 2001	431

Notice of Ways and Means Motion to Amend the Customs Tariff	433

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Tax Measures:

Supplementary Information

Overview

This annex provides detailed information on each of the tax measures proposed in the Budget.

Table A2.1 lists these measures and provides estimates of their budgetary impact.

The annex also provides the Notices of Ways and Means Motions to amend the Income Tax Act, the Excise Tax Act, the Excise Act, 2001 and the Customs Tariff.

In this annex, references to “Budget Day” are to be read as references to the day on which this Budget is presented.

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Table A2.1

Cost of Proposed Tax and Tariff Measures1

Fiscal Costs (millions of dollars)

	2012–	2013–	2014–	2015–	2016–	2017–
	2013	2014	2015	2016	2017	2018	Total

Personal Income Tax Measures
Adoption Expense Tax Credit	–	–	–	–	–	–	–
First-Time Donor’s Super Credit	–	25	25	25	30	20	125
Lifetime Capital Gains Exemption	–	5	15	25	30	35	110
Deduction for Safety Deposit Boxes	–	(5)	(30)	(40)	(40)	(40)	(155)
Dividend Tax Credit	–	(125)	(505)	(535)	(570)	(605)	(2,340)
Registered Pension Plans: Correcting Contribution Errors	–	–	–	–	–	–	–
Extended Reassessment Period: Tax Shelters and Reportable Transactions	–	–	–	–	–	–	–
Taxes in Dispute and Charitable Donation Tax Shelters	–	–	–	–	–	–	–
Extension of the Mineral Exploration Tax
Credit for Flow-Through Share Investors	–	135	(35)	–	–	–	100
Labour-Sponsored Venture Capital Corporations Tax Credit	–	–	(15)	(65)	(115)	(160)	(355)
Synthetic Dispositions	–	–	–	–	–	–	–
Character Conversion Transactions	–	(15)	(25)	(35)	(45)	(55)	(175)
Trust Loss Trading	–	(65)	(65)	(65)	(70)	(70)	(335)
Non-Resident Trusts	–	–	–	–	–	–	–
Consultation on Graduated Rate Taxation of Trusts and Estates	–	–	–	–	–	–	–

Business Income Tax Measures
Manufacturing and Processing
Machinery and Equipment: Accelerated Capital Cost Allowance	–	–	140	555	645	55	1,395
Clean Energy Generation Equipment: Accelerated Capital Cost Allowance	–	–	1	1	1	2	5
Scientific Research and Experimental Development Program	–	–	–	–	–	–	–
Mining Expenses – Pre-Production Mine Development Expenses	–	–	–	(5)	(15)	(25)	(45)
Mining Expenses – Accelerated Capital Cost Allowance for Mining	–	–	–	–	–	(10)	(10)
Reserve for Future Services	–	–	–	–	–	–	–
Additional Deduction for Credit Unions	–	(10)	(25)	(40)	(55)	(75)	(205)
Leveraged Life Insurance Arrangements
– Leveraged Insured Annuities	–	(5)	(15)	(20)	(25)	(35)	(100)
Leveraged Life Insurance Arrangements
– 10/8 Arrangements	–	(10)	(50)	(60)	(65)	(75)	(260)
Restricted Farm Losses	–	5	5	5	5	5	25
Corporate Loss Trading	–	(5)	(10)	(20)	(25)	(35)	(95)
Taxation of Corporate Groups	–	–	–	–	–	–	–

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Table A2.1

Cost of Proposed Tax and Tariff Measures1

Fiscal Costs (millions of dollars)

	2012–	2013–	2014–	2015–	2016–	2017–
	2013	2014	2015	2016	2017	2018	Total

International Taxation
International Tax Evasion and Aggressive
Tax Avoidance
International Electronic Funds Transfers[2]	–	2	5	3	3	3	15
Information Requirements Regarding Unnamed Persons	–	–	–	–	–	–	–
Stop International Tax Evasion Program	–	–	–	–	–	–	–
Extended Reassessment Period:
Form T1135	–	–	–	–	–	–	–
Revised Form T1135	–	–	–	–	–	–	–
Foreign Reporting Requirements:
Form T1135	–	–	–	–	–	–	–
Thin Capitalization Rules – Canadian-Resident Trusts	–	–	–	–	–	–	–
Thin Capitalization Rules – Non-Resident Corporations and Trusts	–	–	–	–	–	–	–
International Banking Centres	–	–	–	–	–	–	–
Treaty Shopping	–	–	–	–	–	–	–

Sales and Excise Tax Measures
GST/HST on Home and Personal Care Services	–	5	5	5	5	5	25
GST/HST on Reports and Services for Non-Health Care Purposes	–	(1)	(1)	(1)	(2)	(2)	(7)
GST/HST Pension Plan Rules	–	–	–	–	–	–	–
GST/HST Business Information Requirement	–	–	–	–	–	–	–
GST/HST on Paid Parking	–	–	–	–	–	–	–
GST/HST Treatment of the Governor General	–	–	–	–	–	–	–
Excise Duty Rate on Manufactured Tobacco	(2)	(75)	(65)	(60)	(55)	(50)	(307)

Other Measures
Electronic Suppression of Sales Software Sanctions	–	–	–	–	–	–	–
Aboriginal Tax Policy	–	–	–	–	–	–	–

Customs Tariff Measures
Tariff Relief for Canadian Consumers	–	76	76	76	76	76	380
Modernizing Canada’s General Preferential Tariff Regime for Developing Countries	–	–	(83)	(333)	(333)	(333)	(1,082)

[1]

A “–” indicates a nil amount, a small amount (less than $1 million) or an amount that cannot be determined in respect of a measure that is intended to protect the tax base. The totals may not add due to rounding.

[2]	The cost of this measure is attributable to program expenditure.

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Personal Income Tax Measures

Adoption Expense Tax Credit

The Adoption Expense Tax Credit (AETC) is a 15-per-cent non-refundable tax credit that allows adoptive parents to claim eligible adoption expenses relating to the completed adoption of a child under the age of 18 (up to a maximum of $11,669 in expenses per child for 2013).

The AETC may be claimed only for the taxation year in which an adoption is finalized. The AETC applies in respect of eligible adoption expenses incurred between the time that a child is matched with his or her adoptive family and the time that the child begins to permanently reside with the family.

However, adoptive parents may be required to incur significant adoption-related expenses prior to being matched with a child, such as fees for a provincially required home study and fees to complete adoption courses or other necessary training. These expenses are currently ineligible for the AETC because they are generally incurred before a child is matched with his or her adoptive family.

To better recognize that there are costs that adoptive parents must incur prior to being matched with a child, Budget 2013 proposes to extend the adoption period by treating the time at which the adoption period begins as:

•	the time that an adoptive parent makes an application to register with a provincial ministry responsible for adoption or with an adoption agency licensed by a provincial government; or

•	if an adoption-related application is made to a Canadian court at an earlier time, that earlier time.

This measure will apply to adoptions finalized after 2012.

First-Time Donor’s Super Credit

The Charitable Donations Tax Credit (CDTC) provides an individual with a non-refundable tax credit of 15 per cent for the first $200 of annual charitable donations and a credit of 29 per cent for the portion of donations that exceeds $200. As an administrative practice, the Canada Revenue Agency permits an individual to claim donations made by either the individual or the individual’s spouse or common-law partner.

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To encourage charitable giving by new donors, Budget 2013 proposes to introduce a temporary First-time Donor’s Super Credit (FDSC). The FDSC will supplement the CDTC with an additional 25-per-cent tax credit for a first-time donor on up to $1,000 of donations. Accordingly, a first-time donor will be entitled to a 40-per-cent federal credit for donations of $200 or less, and a 54-per-cent federal credit for the portion of donations over $200 but not exceeding $1,000. Only donations of money will qualify for the FDSC.

An individual will be considered a first-time donor if neither the individual nor the individual’s spouse or common-law partner has claimed the CDTC or FDSC in any taxation year after 2007. For the purpose of this determination, an individual’s spouse or common-law partner will be the individual’s spouse or common-law partner on December 31 of the taxation year in respect of which the FDSC is claimed. First-time donor couples may share the FDSC in a taxation year. However, the total amount that may be claimed by the individual and his or her spouse or common-law partner cannot exceed the amount that would be allowed if only one were to claim the FDSC.

The FDSC will be available in respect of donations made on or after Budget Day and may be claimed only once in the 2013 or a subsequent taxation year before 2018.

Lifetime Capital Gains Exemption

The income tax system currently provides an individual with a Lifetime Capital Gains Exemption (LCGE) on up to $750,000 of capital gains realized on the disposition of qualified property: qualified small business corporation shares, and qualified farm and qualified fishing property.

Budget 2013 proposes to increase the LCGE by $50,000 so that it will apply on up to $800,000 of capital gains realized by an individual on qualified property, effective for the 2014 taxation year.

In addition, the LCGE will be indexed to inflation for taxation years after 2014. The new LCGE limit will apply for all individuals, even those who have previously used the LCGE.

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Deduction for Safety Deposit Boxes

The income tax rules allow a taxpayer to deduct an expense incurred for the purpose of earning business or property income to the extent that the amount of the expense is reasonable in the circumstances and is not otherwise prohibited.

As a consequence, expenses incurred, for example, in connection with a taxpayer’s investment portfolio, such as interest and safekeeping charges, may be deductible in computing the taxpayer’s net income derived from the portfolio. The cost of renting a safety deposit box is customarily placed in this category and allowed if the reason for renting the safety deposit box is to store and protect papers relating to the portfolio.

The importance of retaining paper copies of documents – either for income-earning or personal purposes – is declining as electronic records become the norm. Therefore, taxpayers using safety deposit boxes are increasingly likely to be using the boxes for personal purposes (e.g., to safeguard valuables), rather than for an income-earning purpose.

Budget 2013 therefore proposes to make the cost to a taxpayer of renting a safety deposit box from a financial institution non-deductible for income tax purposes.

This measure will apply to taxation years that begin on or after Budget Day.

Dividend Tax Credit

Income earned by corporations is subject to corporate income tax and, on distribution as dividends to individuals, personal income tax. The result is that dividends received by Canadian taxpayers are taxed at both the corporate and the personal levels. The dividend tax credit (DTC), provided within the personal income tax system, is intended to compensate a taxable individual for corporate income taxes that are presumed to have been paid. The DTC is an important structural element of the tax system and is generally meant to ensure that income earned by a corporation and paid out to an individual as a dividend will be subject to the same amount of tax as income earned directly by the individual.

The DTC mechanism calculates a proxy for pre-tax corporate profits and then provides a tax credit to individuals in recognition of corporate-level tax. Under this approach, an individual is first required to include the grossed-up amount of taxable dividends (i.e., the proxy for pre-tax profits) in income.

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Using the grossed-up amount, the tax system in effect treats the individual as having directly earned the amount that the corporation is presumed to have earned in order to pay the dividend. The DTC then compensates the individual for the amount of corporate-level tax presumed to have been paid on the grossed-up amount.

The tax system has two DTC rates and gross-up factors to recognize the two different corporate income tax rates that generally apply to corporations. The enhanced DTC and gross-up are applied to dividends distributed to an individual from corporate income taxed at the general corporate tax rate (eligible dividends). The ordinary DTC and gross-up are applied to dividends distributed to an individual from corporate income not taxed at the general corporate tax rate (non-eligible dividends).

The current DTC and gross-up factor applicable to non-eligible dividends overcompensate individuals for income taxes presumed to have been paid at the corporate level on active business income. As such, an individual who receives dividend income from a corporation is in a better tax position than if the individual had earned the income directly.

To ensure the appropriate tax treatment of dividend income, Budget 2013 proposes to adjust the gross-up factor applicable to non-eligible dividends from 25 per cent to 18 per cent and the corresponding DTC from 2/3 of the gross-up amount to 13/18. Expressed as a percentage of the grossed-up amount of a non-eligible dividend, the effective rate of the DTC in respect of such a dividend will be 11 per cent.

This measure will apply to non-eligible dividends paid after 2013.

Registered Pension Plans: Correcting Contribution Errors

The income tax rules that apply to registered pension plans (RPPs) currently allow RPP over-contributions to be refunded to plan members or employers, if the refund is made to avoid the revocation of registration of the RPP. However, in situations where RPP contribution limits have not been exceeded, there is no legislative provision that permits the refund of a contribution that was made as the result of a reasonable error (e.g., an employer made a mistake in calculating the members’ or employer’s contributions for a particular year). Instead, refunds of such contributions are currently allowed at the discretion of the Canada Revenue Agency (CRA) on a case-by-case basis.

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Budget 2013 proposes to enable administrators of RPPs to make refunds of contributions in order to correct reasonable errors without first obtaining approval from the CRA, if the refund is made no later than December 31 of the year following the year in which the inadvertent contribution was made. If an RPP administrator seeks to correct a contribution error after the deadline, the existing procedure of seeking authorization from the CRA will continue to apply. Refunds to an RPP member will generally be reported as income of the member in the year received and deductions claimed by the member in a prior year will generally not be adjusted. For employers, who generally use the accrual method of calculating income, a refund of RPP contributions will normally reduce the RPP contribution expense for the year to which it relates.

This measure will apply in respect of RPP contributions made on or after the later of January 1, 2014 and the day of Royal Assent to the enacting legislation.

Extended Reassessment Period: Tax Shelters and Reportable Transactions

After a taxpayer files an income tax return, the Canada Revenue Agency (CRA) is required to perform an initial assessment of tax payable with all due dispatch. The CRA has a period of time after its initial assessment in which to audit and reassess the liability. The normal reassessment period for most taxpayers is three years. Budget 2013 proposes to extend the normal reassessment period in certain circumstances.

Existing tax rules set out the circumstances under which a tax shelter must be registered and an information return filed with the CRA by a promoter of the tax shelter. The purpose of this reporting requirement is to assist the CRA in identifying and auditing inappropriate claims. However, the normal reassessment period of a participant in the tax shelter is not extended even if the information return is not filed or is filed late. A delay in filing effectively reduces the time available for the CRA to obtain the information necessary for a proper audit of the tax shelter.

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Budget 2010 announced consultations on proposals to introduce information reporting requirements for certain tax avoidance transactions. Legislative proposals, following those consultations, are included in Bill C-48, the Technical Tax Amendments Act, 2012, which was tabled in Parliament on November 21, 2012. Under those proposals, the tax benefits of a “reportable transaction” are not recognized pending the filing of the required information return and, if the return is filed late, pending the payment of a penalty. As with tax shelter reporting, the late-filing or non-filing of an information return would not extend the normal reassessment period of a participant in a reportable transaction.

Budget 2013 proposes to extend the normal reassessment period in respect of a participant in a tax shelter or reportable transaction where an information return that is required for the tax shelter or reportable transaction is not filed on time. In particular, the normal reassessment period in respect of the tax shelter or reportable transaction will be extended to three years after the date that the relevant information return is filed.

This measure will apply to taxation years that end on or after Budget Day.

Taxes in Dispute and Charitable Donation Tax Shelters

The Canada Revenue Agency (CRA) is generally prohibited from taking collection action in respect of assessed income taxes and related interest and penalties where a taxpayer has objected to the assessment. The CRA has been successful in challenging charitable donation tax shelter cases in the Tax Court and the Federal Court of Appeal, but some taxpayers continue to participate in these questionable tax shelters. Prolonged litigation of these disputes can delay final collection of the taxes.

In order to discourage participation in questionable charitable donation tax shelters and to reduce the risk that unpaid amounts will ultimately become uncollectible, Budget 2013 proposes to modify the prohibition on the CRA from taking collection action in these cases. If a taxpayer has objected to an assessment of tax, interest or penalties that results from the disallowance of a deduction or tax credit claimed in respect of a tax shelter (as reported by the taxpayer or determined by the Minister of National Revenue) that involves a charitable donation, the CRA will be permitted, pending the ultimate determination of the taxpayer’s liability, to collect 50 per cent of the disputed tax, interest or penalties.

This measure will apply in respect of amounts assessed for the 2013 and subsequent taxation years.

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Extension of the Mineral Exploration Tax Credit for Flow-Through Share Investors

Flow-through shares allow companies to renounce or “flow through” tax expenses associated with their Canadian exploration activities to investors, who can deduct the expenses in calculating their own taxable income. This facilitates the raising of equity to fund exploration by enabling companies to sell their shares at a premium. The Mineral Exploration Tax Credit is an additional benefit, available to individuals who invest in flow-through shares, equal to 15 per cent of specified mineral exploration expenses incurred in Canada and renounced to flow-through share investors.

Budget 2013 proposes to extend eligibility for the Mineral Exploration Tax Credit for one year, to flow-through share agreements entered into on or before March 31, 2014. Under the existing “look-back” rule, funds raised in one calendar year with the benefit of the credit can be spent on eligible exploration up to the end of the following calendar year. Therefore, for example, funds raised with the credit during the first three months of 2014 can support eligible exploration until the end of 2015.

Mineral exploration, as well as new mining and related processing activity that could follow from successful exploration efforts, can be associated with a variety of environmental impacts to soil, water, and air and, as a result, could have an impact on the goals of the Federal Sustainable Development Strategy. All such activity, however, is subject to applicable federal and provincial environmental regulations, including project-specific environmental assessments where required.

Labour-Sponsored Venture Capital Corporations Tax Credit

Labour-Sponsored Venture Capital Corporations (LSVCCs) are a type of mutual fund corporation, sponsored by labour unions or other labour organizations, that make venture capital investments in small- and medium-sized businesses. LSVCCs may be referred to by other names under provincial legislation.

A 15-per-cent federal tax credit is provided to individuals for the acquisition of shares of LSVCCs on investments of up to $5,000 each year, providing up to $750 in federal tax relief. Select provinces provide a similar tax credit, although Ontario recently eliminated its credit. In addition, LSVCC shares may be held inside Registered Retirement Savings Plans and benefit from the tax assistance provided to investments in these plans.

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Federally registered LSVCCs are subject to the rules set out in the Income Tax Act. Provincially registered LSVCCs are subject to the rules set out in the legislation of the province in which they are registered and are prescribed for purposes of the Income Tax Act. This prescription allows individuals investing in provincially registered LSVCCs to claim the federal tax credit.

The federal LSVCC tax credit was introduced in the 1980s, when access to venture capital for small- and medium-sized businesses was limited. The economic environment and the structure of the venture capital market have changed significantly since then. The LSVCC tax credit has been criticized by a number of commentators, including the Organisation for Economic Co-operation and Development (OECD), as being an ineffective means of stimulating a healthy venture capital sector.

Budget 2013 proposes to phase out the federal LSVCC tax credit. The federal LSVCC tax credit will remain at 15 per cent when it is claimed for a taxation year that ends before 2015 and will be reduced to 10 per cent for the 2015 taxation year and 5 per cent for the 2016 taxation year. The federal LSVCC tax credit will be eliminated for the 2017 and subsequent taxation years.

Federal LSVCC Tax Credit Phase-Out

Taxation Year	2013	2014	2015	2016	After 2016
LSVCC tax credit rate	15%	15%	10%	5%	–

Note: An individual who acquires shares of an LSVCC in the first 60 days of a taxation year may claim the tax credit for the year of the acquisition or the prior year.

Budget 2013 also proposes to end new federal LSVCC registrations, as well as the prescription of new provincially registered LSVCCs in the Income Tax Act. An LSVCC will not be federally registered if the application for registration is received on or after Budget Day. A provincially registered LSVCC will not be prescribed for purposes of the federal LSVCC tax credit unless the application was submitted before Budget Day.

In order to assist with an orderly phase-out of the federal LSVCC tax credit, the Government is seeking stakeholder input on potential changes to the tax rules governing LSVCCs, including the rules related to investment requirements, wind-ups and redemptions. The Government will also work with provincial governments with respect to the phase-out of the federal LSVCC tax credit.

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Stakeholders are encouraged to submit comments with respect to potential changes by May 31, 2013. In preparing draft legislation, which will be released for further public comment, the Department of Finance will consider suggestions, and issues identified, in the comments received.

Synthetic Dispositions

Certain financial arrangements (synthetic disposition transactions) seek to defer tax or obtain other tax benefits by allowing a taxpayer to economically dispose of a property while continuing to own it for income tax purposes.

A synthetic disposition transaction typically involves a taxpayer entering into an arrangement under which the taxpayer eliminates their future risk of loss and opportunity for gain or profit in respect of a property and acquires another property (or a right to acquire another property) the value of which approximates what the taxpayer would have received as proceeds from disposing of the property. A taxpayer may enter into a synthetic disposition transaction to defer the tax associated with a sale or to obtain tax benefits associated with the continued ownership of a property (e.g., to avoid the application of the stop-loss rules in section 112 of the Income Tax Act).

Depending on their particular facts, synthetic disposition transactions can be challenged by the Government based on existing rules in the Income Tax Act. However, as any such challenge could be both time-consuming and costly, the Government is introducing specific legislative measures to ensure that the appropriate tax consequences apply to these transactions.

Deemed Disposition

To ensure that taxpayers cannot avoid the tax consequences of disposing of a property by entering into a synthetic disposition transaction, Budget 2013 proposes to treat certain transactions as dispositions for income tax purposes. This measure will apply where a taxpayer (or a person who does not deal at arm’s length with the taxpayer) enters into one or more agreements that have the effect of eliminating all or substantially all the taxpayer’s risk of loss and opportunity for gain or profit in respect of a property of the taxpayer. Where a person that does not deal at arm’s length with the taxpayer enters into such an agreement or agreements, the measure will not apply if it is reasonable to conclude that the non-arm’s length person did so without knowledge of the taxpayer’s ownership of the property.

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This measure will apply regardless of the particular form of the agreement or agreements. For example, it could apply to a forward sale of property (whether or not combined with a secured loan), a put-call collar in respect of an underlying property, the issuance of certain indebtedness that is exchangeable for property, a total return swap in respect of property, or a securities borrowing to facilitate a short sale of property that is identical or economically similar to a property of the taxpayer (or a non-arm’s length person), depending on the circumstances. On the other hand, this measure will generally not apply, for example, to ordinary hedging transactions, which typically only involve managing the risk of loss. Nor will this measure generally affect the tax treatment of ordinary-course securities lending arrangements. Lastly, this measure will not apply to ordinary commercial leasing transactions.

If a taxpayer (or a person who does not deal at arm’s length with the taxpayer) enters into one or more agreements (or arrangements) that have the effect of eliminating all or substantially all the taxpayer’s risk of loss and opportunity for gain or profit in respect of a property of the taxpayer, the taxpayer will be deemed to have disposed of the property for proceeds equal to its fair market value. The taxpayer will also be deemed to have reacquired the property immediately after the deemed disposition at a cost equal to that fair market value. The deemed disposition and reacquisition will not have tax consequences for other parties involved in the synthetic disposition transaction.

Continued Ownership

To ensure that taxpayers cannot obtain tax benefits associated with the continued ownership of a property after entering into a synthetic disposition transaction, Budget 2013 also proposes that if a taxpayer is, as described above, deemed to have disposed of and reacquired a property, the taxpayer will be considered to not own the property for the purposes of determining whether the taxpayer meets the holding-period tests in, for example, the stop-loss rules in section 112 and the foreign tax credit rules in subsection 126(4.2) of the Income Tax Act.

If the taxpayer later regains the risk of loss or the opportunity for gain or profit in respect of the property such that it is no longer the case that all or substantially all the risk of loss and opportunity for gain or profit lies with someone other than the taxpayer, the property would be considered to be owned from that point onward for the purposes of these holding-period tests.

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This measure will apply to agreements and arrangements entered into on or after Budget Day. It will also apply to agreements and arrangements entered into before Budget Day if their term is extended on or after Budget Day.

Character Conversion Transactions

Certain financial arrangements (character conversion transactions) seek to reduce tax by converting, through the use of derivative contracts, the returns on an investment that would have the character of ordinary income to capital gains, only 50 per cent of which are included in income.

A character conversion transaction typically involves an agreement (called a forward agreement) to buy or sell a capital property at a specified future date. The purchase or sale price of the capital property under a derivative forward agreement is not based on the performance of the capital property between the date of the agreement and the future date – instead, the price is determined, in whole or in part, by reference to some other measure, often the performance of a portfolio of investments. The reference portfolio typically contains investments that generally produce fully taxable ordinary income.

Depending on their particular facts, character conversion transactions can be challenged by the Government based on existing rules in the Income Tax Act. However, as any such challenge could be both time-consuming and costly, the Government is introducing specific legislative measures to ensure that the appropriate tax consequences apply to these transactions.

Character conversion transactions link a derivative investment with the purchase or sale of an otherwise unrelated capital property to form a derivative forward agreement. If the derivative investment were made separately from the purchase or sale of the capital property (i.e., as a cash-settled derivative financial instrument), any income from the derivative investment would be taxed as ordinary income.

To ensure the appropriate tax treatment of the derivative-based return on a derivative forward agreement, Budget 2013 proposes to treat this return as being distinct from the disposition of a capital property that is purchased or sold under the derivative forward agreement. This measure will apply to derivative forward agreements that have a duration of more than 180 days. Whether a particular property is held on income or capital account is largely a factual determination and is unaffected by this measure.

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Any return arising under a derivative forward agreement that is not determined by reference to the performance of the capital property being purchased or sold will be treated as being on income account. The determination of income (or loss) will vary depending on whether a derivative forward sale agreement or derivative forward purchase agreement is used. For example, if a derivative forward sale agreement is used and the sale price of a capital property is based entirely on the performance of a reference portfolio, the taxpayer would have an income inclusion equal to the amount by which the amount paid under the agreement for the property exceeds the fair market value of the capital property at the time the agreement is entered into. A loss would arise to the extent that the fair market value of the capital property at the time the agreement is entered into exceeds the amount paid under the agreement for the property.

If a derivative forward purchase agreement is used and the value of the capital property to be delivered is based entirely on the performance of a reference portfolio, the taxpayer would have an income inclusion equal to the amount by which the fair market value of the property delivered when the agreement is settled exceeds the amount paid for the capital property. A loss would arise to the extent that the amount paid for the capital property exceeds the fair market value of the property delivered when the agreement is settled.

The income (or loss) will be included (or deductible) in computing income at the time of disposition if the capital property is subject to a derivative forward sale agreement and at the time of acquisition if the capital property is subject to a derivative forward purchase agreement.

In order to prevent double tax, Budget 2013 also proposes that the income (or loss) described above be added to (or deducted from) the adjusted cost base of the capital property.

This measure will apply to derivative forward agreements entered into on or after Budget Day. It will also apply to derivative forward agreements entered into before Budget Day if the term of the agreement is extended on or after Budget Day.

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Trust Loss Trading

The Income Tax Act contains rules for determining when losses may be recognized and used for income tax purposes. If a taxpayer is unable to use a loss in the year in which it is recognized, the unused loss may be carried forward or back for use in other taxation years. In addition, the Income Tax Act contains a number of provisions meant to constrain the trading of tax attributes, such as non-capital losses, net capital losses, investment tax credits and scientific research and experimental development expenditure balances, among arm’s length persons.

Arm’s length loss trading transactions have been developed that purport to enable one taxpayer to access the unused losses of another. Under a typical loss trading transaction a taxpayer acquires an ownership interest in an arm’s length entity (trust or corporation) that has unused losses and transfers income-producing assets to the entity or merges the entity with a profitable entity with the intention that, for income tax purposes, any income produced would be offset by the unused losses.

As noted above, tax rules constrain the ability of taxpayers to engage in arm’s length loss trading transactions. For example, loss-streaming rules apply to limit a corporation’s use of certain tax attributes where a person or group of persons acquires control of the corporation. In particular, the corporation’s pre-acquisition unused losses are restricted from being carried forward for use by the corporation after the acquisition of control. As well, the corporation’s post-acquisition losses are restricted from being carried back for use before the acquisition of control. Other tax attributes, such as the corporation’s unused investment tax credits and scientific research and development expenses, can be similarly restricted. In certain circumstances these restrictions do not apply with respect to non-capital losses from a business where the business in which the losses were incurred continues to be carried on.

The Income Tax Act does not contain similar loss-streaming and related rules for trusts. Budget 2013 proposes to extend, with appropriate modifications, to trusts the loss-streaming and related rules that currently apply on the acquisition of control of a corporation, including the limited exception allowing the ongoing use of non-capital losses from a business. The proposed measure will trigger the application of loss-streaming and related rules to a trust if the trust is subject to a “loss restriction event”, as described below.

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A trust will be subject to a loss restriction event when a person or partnership becomes a majority-interest beneficiary of the trust or a group becomes a majority-interest group of beneficiaries of the trust. The concepts of majority-interest beneficiary and majority-interest group of beneficiaries will apply as they do under the existing income tax provisions for affiliated persons, with appropriate modifications. In general under the affiliated persons provisions, a majority-interest beneficiary of a trust is a beneficiary who, together with persons and partnerships with which the beneficiary is affiliated, has a beneficial interest in the trust’s income or capital with a fair market value that exceeds 50 per cent of the fair market value of all the beneficial interests in income or capital, respectively, in the trust.

Existing rules that deem certain transactions or events to involve (or not involve) an acquisition of control of a corporation will be extended to apply, with appropriate modifications, in determining whether a trust is subject to a loss restriction event. For example, rules similar to the continuity of ownership rules that deem a corporate acquisition of control not to occur in certain circumstances involving the death of a shareholder, or involving transactions within certain groups of shareholders, will also apply in the context of trusts and their beneficiaries.

It is expected that many of the typical transactions or events involving changes in the beneficiaries of a personal (i.e., family) trust will not, because of the continuity of ownership rules, result in the trust being subject to a loss restriction event. This result is appropriate from a tax policy perspective. The Government invites stakeholders to submit comments within 180 days after Budget Day as to whether there are additional transactions or events that should be treated similarly in determining whether such a personal trust is subject to a loss restriction event.

This measure, including any relieving changes that may be made as a result of the public consultation, will apply to transactions that occur on or after Budget Day, other than transactions that the parties are obligated to complete pursuant to the terms of an agreement in writing between the parties entered into before Budget Day. Parties will be considered not to be obligated to complete a transaction if one or more of those parties may be excused from completing the transaction as a result of changes to the Income Tax Act.

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Non-Resident Trusts

The Income Tax Act contains rules designed to prevent the use by taxpayers of non-resident trusts to avoid Canadian tax. If a person resident in Canada contributes property to a non-resident trust, rules (the deemed residence rules) may apply to treat the non-resident trust as resident in Canada.

Another rule (the trust attribution rule) may apply to attribute to a Canadian-resident taxpayer the income from property held by a trust, including a non-resident trust, if the property is held by the trust in circumstances that grant effective ownership of the property to the taxpayer. Specifically, the trust attribution rule may apply in respect of property held by a trust on condition that:

•	the property can revert to the taxpayer; or

•	the taxpayer has influence over the trust’s dealings in respect of the property.

A related rule prevents a tax-deferred distribution of property from a trust where property of the trust is, or has been, subject to the trust attribution rule.

The interpretation of the trust attribution rule in a recent decision of the Federal Court of Appeal (The Queen v. Sommerer, 2012 FCA 207) was not in accordance with the intended tax policy. In particular, the Court held that the trust attribution rule did not apply, in the particular circumstances of the case, to property received by a non-resident trust in exchange for fair market value consideration.

To respond to the decision in Sommerer and to protect the integrity of the tax rules that apply where a Canadian-resident taxpayer maintains effective ownership over property held by a non-resident trust, Budget 2013 proposes to amend the deemed residence rules to apply if a trust holds property on conditions that grant effective ownership of the property (as described above in the context of the trust attribution rule) to such a taxpayer. In these circumstances, any transfer or loan of the property (regardless of the consideration exchanged) made directly or indirectly by the Canadian-resident taxpayer will be treated as a transfer or loan of restricted property (as defined in the tax rules) by the taxpayer. As a result, the Canadian-resident taxpayer will generally be treated as having made a contribution to the trust and the deemed residence rules will apply to the trust. As well, the rule described above with respect to trust distributions will be extended to apply to the trust.

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To clarify the application of the tax rules that apply to non-resident trusts, Budget 2013 also proposes to restrict the application of the trust attribution rule so that it applies only in respect of property held by a trust that is resident in Canada (determined without regard to the deemed residence rules).

This measure will apply to taxation years that end on or after Budget Day.

Consultation on Graduated Rate Taxation of Trusts and Estates

Certain estates and trusts created by will (testamentary trusts) and inter vivos trusts created before June 18, 1971 (grandfathered inter vivos trusts) compute federal income tax on taxable income using the graduated tax rates applicable to individuals. Other trusts (ordinary inter vivos trusts) pay federal tax at a flat rate of 29 per cent, which is the highest federal tax rate for individuals.

The taxation of testamentary trusts and grandfathered inter vivos trusts at graduated rates allows the beneficiaries of those trusts to effectively access more than one set of graduated rates. This tax treatment raises questions of both tax fairness and neutrality in comparison to the treatment of beneficiaries of ordinary inter vivos trusts and taxpayers receiving equivalent income directly.

The Government is also concerned with potential growth in the tax-motivated use of testamentary trusts and the associated impact on the tax base. Current tax planning opportunities associated with the availability of trust-level graduated rates include the use of multiple testamentary trusts, tax-motivated delays in completing the administration of estates, and avoidance of the OAS Recovery Tax. Subjecting ordinary inter vivos trusts to tax at a high flat rate helps to prevent the tax-motivated use of these trusts.

Budget 2013 announces the Government’s intention to consult on possible measures to eliminate the tax benefits that arise from taxing at graduated rates grandfathered inter vivos trusts, trusts created by will, and estates (after a reasonable period of estate administration). A consultation paper will be publicly released to provide stakeholders with an opportunity to comment on those possible measures.

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Business Income Tax Measures

Manufacturing and Processing Machinery and Equipment:

Accelerated Capital Cost Allowance

Machinery and equipment acquired by a taxpayer, after March 18, 2007 and before 2014, primarily for use in Canada for the manufacturing or processing of goods for sale or lease qualifies for a temporary accelerated capital cost allowance (CCA) rate of 50 per cent calculated on a straight-line basis under Class 29 of Schedule II to the Income Tax Regulations. These eligible assets would otherwise be included in Class 43 and qualify for a CCA rate of 30 per cent calculated on a declining-balance basis.

Budget 2013 proposes to extend the temporary support for investment in machinery and equipment for the manufacturing and processing sector by an additional two years. Manufacturing and processing machinery and equipment that would otherwise be included in Class 43 and that is acquired in 2014 or 2015 will qualify for the 50-per-cent straight-line CCA rate. Such eligible assets will be included in Class 29.

Eligible assets acquired in 2016 and subsequent years will qualify for the regular 30-per-cent declining-balance rate and will be included in Class 43.

The “half-year rule”, which allows half the CCA deduction otherwise available in the taxation year that an asset is first available for use by a taxpayer, will apply to machinery and equipment subject to this measure.

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Clean Energy Generation Equipment:

Accelerated Capital Cost Allowance

Under the capital cost allowance (CCA) regime in the income tax system, Class 43.2 of Schedule II to the Income Tax Regulations provides an accelerated CCA rate (50 per cent per year on a declining-balance basis) for investment in specified clean energy generation and conservation equipment. The class incorporates by reference to Class 43.11 a detailed list of eligible equipment that generates or conserves energy by:

•	using a renewable energy source (for example, wind, solar, small hydro);

•	using a fuel from waste (for example, landfill gas, wood waste, manure); or

•	making efficient use of fossil fuels (for example, high efficiency cogeneration systems, which simultaneously produce electricity and useful heat).

Providing accelerated CCA in this context is an exception to the general practice of setting CCA rates based on the useful life of assets. Accelerated CCA provides a financial benefit by deferring taxation. This incentive for investment is premised on the environmental benefits of low-emission or no-emission energy generation equipment.

In addition, if the majority of the tangible property in a project is eligible for inclusion in Class 43.2, certain intangible project start-up expenses (for example, engineering and design work and feasibility studies) are treated as Canadian Renewable and Conservation Expenses. These expenses may be deducted in full in the year incurred, carried forward indefinitely for use in future years, or transferred to investors using flow-through shares.

Budget 2013 proposes to expand Class 43.2 by making biogas production equipment that uses more types of organic waste eligible for inclusion in Class 43.2. Budget 2013 also proposes to broaden the range of cleaning and upgrading equipment used to treat eligible gases from waste that is eligible for inclusion in Class 43.2.

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Class 43.1 was introduced in 1994 and provides an accelerated CCA rate of 30 per cent (on a declining-balance basis). Class 43.2 was introduced in 2005 and it is available for properties acquired after February 22, 2005 and before 2020. The eligibility criteria for these two CCA classes are generally the same, except that cogeneration systems must meet a higher efficiency standard in order to qualify for Class 43.2.

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These measures will encourage investment in technologies that can contribute to a reduction in emissions of greenhouse gases and air pollutants and to an improvement in water quality and quantity, in support of Canada’s targets set out in the Federal Sustainable Development Strategy. These measures could also contribute to the diversification of Canada’s energy supply.

Biogas Production Equipment – Eligible Organic Waste

Class 43.2 includes equipment used to produce biogas through anaerobic digestion of eligible organic waste. A typical biogas plant consists primarily of a large, airtight tank in which bacteria act on the organic waste to produce biogas. Biogas, after minimal treatment, can be burned to generate electricity or heat for a limited range of applications (for example, providing heat on a dairy farm). The biogas production equipment that is currently included in Class 43.2 is limited to equipment using organic waste that is sludge from an eligible sewage treatment facility, food and animal waste, manure, plant residue or wood waste.

Budget 2013 proposes to expand the biogas production equipment that is eligible for inclusion in Class 43.2 by providing that more types of eligible organic waste can be used in qualifying biogas production equipment and specifically, to include pulp and paper waste and wastewater, beverage industry waste and wastewater (for example, winery and distillery wastes) and separated organics from municipal waste.

This measure will apply in respect of property acquired on or after Budget Day that has not been used or acquired for use before Budget Day.

Cleaning and Upgrading Equipment – Biomethane

Biomethane is a gas that can be used as a substitute for natural gas in applications such as electricity and heat generation. It is obtained by cleaning and upgrading gases from waste. Currently, the CCA treatment of cleaning and upgrading equipment (for example, equipment used to remove contaminants and non-combustibles) used to treat eligible gases from waste to obtain biomethane varies with the type of eligible gas being treated and the type of equipment used to treat the gas. The eligible gases from waste are biogas, digester gas and landfill gas.

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The eligibility of cleaning and upgrading equipment under Class 43.2 is currently limited to equipment that is ancillary to landfill gas and digester gas collection equipment, and biogas scrubbing equipment. Budget 2013 proposes to expand eligibility under Class 43.2 by removing these restrictions, such that all types of cleaning and upgrading equipment that can be used to treat eligible gases from waste will be included in Class 43.2. This will ensure consistency in the tax treatment of the various types of equipment that can be used in the production of biomethane.

This measure will apply in respect of property acquired on or after Budget Day that has not been used or acquired for use before Budget Day.

Scientific Research and Experimental Development Program

Budget 2013 introduces measures to provide the Canada Revenue Agency with new resources and administrative tools to better respond to the minority of Scientific Research and Experimental Development (SR&ED) program tax preparers and SR&ED performers who participate in claims where the risk of non-compliance is perceived to be high and eligibility for the SR&ED program unlikely.

One of these measures will require more detailed information to be provided on SR&ED program claim forms about SR&ED program tax preparers and billing arrangements. In particular, in instances where one or more third parties have assisted with the preparation of a claim, the Business Number of each third party will be required, along with details about the billing arrangements including whether contingency fees were used and the amount of the fees payable. In instances where no third party was involved, the claimant will be required to certify that no third party assisted in any aspect of the preparation of the SR&ED program claim. This information will facilitate the identification of SR&ED program claims with a higher risk of non-compliance.

In order to support the requirement to provide more detailed information, Budget 2013 proposes that a new penalty of $1,000 be imposed in respect of each SR&ED program claim for which the information about SR&ED program tax preparers and billing arrangements is missing, incomplete or inaccurate. In the case where a third-party SR&ED program tax preparer has been engaged, the SR&ED program claimant and tax preparer will be jointly and severally, or solidarily, liable for the penalty.

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This measure will apply to SR&ED program claims filed on or after the later of January 1, 2014 and the day of Royal Assent to the enacting legislation.

Mining Expenses

Budget 2013 proposes changes to better align the deductions available for expenses in the mining sector with those available in the oil and gas sector. This proposal is consistent with the announcement in Budget 2007 of the phase-out of the accelerated capital cost allowance for tangible assets in oil sands projects, and the announcement in Budget 2011 of changes to the deduction rates for intangible expenses for new oil sands mines. Transitional relief for the proposed mining changes will be provided using time frames of the same duration as those applicable to the oil sands measures.

The alignment of deductions will affect the mining sector generally, including coal producers. Canada, along with other members of the G-20, has committed to rationalize and phase out over the medium-term inefficient fossil fuel subsidies. These are further measures that the Government is taking in support of its G-20 commitment.

Pre-Production Mine Development Expenses

Pre-production mine development expenses refer to intangible expenses (e.g., expenses for removing overburden or sinking a mine shaft) incurred for the purpose of bringing a new mine for a mineral resource located in Canada into production in reasonable commercial quantities. These expenses are treated as Canadian exploration expense (CEE) and may be deducted in full in the year incurred or carried forward indefinitely for use in future years. In contrast, intangible mine development expenses incurred after a mine comes into production are treated as Canadian development expense (CDE) and are deductible at a rate of 30 per cent per year on a declining-balance basis. In the oil and gas sector, intangible pre- and post-production development expenses are both treated as CDE.

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Budget 2013 proposes that pre-production mine development expenses, as described in paragraph (g) of the definition CEE in subsection 66.1(6) of the Income Tax Act, be treated as CDE. The transition from CEE to CDE treatment will be phased in, with pre-production mine development expenses being allocated proportionally to CEE and CDE according to the following schedule based on the calendar year in which the expense is incurred:

Transition Schedule

Year	2013	2014	2015	2016	2017	After 2017
CEE proportion	100%	100%	80%	60%	30%	–
CDE proportion	–	–	20%	40%	70%	100%

This measure will generally apply to expenses incurred on or after Budget Day. In recognition of the long time-frames involved in developing new mines, the existing CEE treatment for pre-production mine development expenses will be maintained for expenses incurred before Budget Day; and will also apply for expenses incurred before 2017 either:

•	under a written agreement entered into by the taxpayer before Budget Day; or

•	as part of the development of a new mine where

—	the construction was started by, or on behalf of, the taxpayer before Budget Day, or

—	the engineering and design work for the construction, as evidenced in writing, was started by, or on behalf of, the taxpayer before Budget Day.

Obtaining permits or regulatory approvals, conducting environmental assessments, community consultations or impact benefit studies, and similar activities will not be considered construction or engineering and design work.

The tax treatment of intangible costs is only one of many factors that influence decisions to invest in mining projects. These changes will help ensure that investment decisions are based on market factors rather than income tax treatment, subject to applicable regulations. To the extent that these changes remove incentives that may contribute to a higher level of investment than would otherwise have occurred, they could contribute indirectly to goals in the Federal Sustainable Development Strategy relating to reducing emissions of greenhouse gases and minimizing threats to air quality, protecting water quality, and conserving ecosystems and habitat.

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Accelerated Capital Cost Allowance for Mining

Most machinery, equipment and structures used to produce income from a mine or an oil or gas project are currently eligible for a capital cost allowance (CCA) rate of 25 per cent on a declining-balance basis. The 25-per-cent rate also applies to assets that are used in the initial processing of oil or gas, or ore from a mineral resource.

In addition to the regular 25-per-cent CCA deduction, accelerated CCA is provided for certain assets acquired for use in new mines or eligible mine expansions. The accelerated CCA takes the form of an additional allowance that supplements the regular CCA deduction. The additional allowance allows the taxpayer to deduct in computing income for a taxation year up to 100 per cent of the remaining cost of eligible assets acquired for use in a new mine or an eligible mine expansion, not exceeding the taxpayer’s income for the year from the mining project (calculated after deducting regular CCA). This accelerated CCA effectively defers taxation until the cost of eligible assets has been recovered by the taxpayer from the mining project.

Budget 2013 proposes to phase out the additional allowance available for mining (other than for bituminous sands and oil shale, for which the phase-out will be complete in 2015). The additional allowance will be phased out over the 2017 to 2020 calendar years. A taxpayer will be allowed to claim a percentage of the amount of the additional allowance otherwise permitted under the existing rules according to the following schedule:

Transition Schedule

Year	2013-2016	2017	2018	2019	2020	After 2020
Percentage	100%	90%	80%	60%	30%	–

Where a taxpayer’s taxation year includes more than one calendar year the additional allowance will be prorated, based on the number of days in each calendar year.

This measure will generally apply to expenses incurred on or after Budget Day. In recognition of the long time-frames involved in developing mining projects, the existing additional allowance will be maintained for eligible assets acquired before Budget Day; and will also apply for such assets acquired before 2018 for a new mine or a mine expansion either:

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•	under a written agreement entered into by the taxpayer before Budget Day; or

•	as part of the development of a new mine or as part of a mine expansion where

—	the construction was started by, or on behalf of, the taxpayer before Budget Day, or

—	the engineering and design work for the construction, as evidenced in writing, was started by, or on behalf of, the taxpayer before Budget Day.

Activities such as obtaining permits or regulatory approvals, conducting environmental assessments, community consultations or impact benefit studies, and similar activities will not be considered construction or engineering and design work.

The tax treatment of tangible costs is only one of many factors that influence decisions to invest in mining projects. These changes will help ensure that investment decisions are based on market factors rather than income tax treatment, subject to applicable regulations. To the extent that these changes remove incentives that may contribute to a higher level of investment than would otherwise have occurred, they could contribute indirectly to goals in the Federal Sustainable Development Strategy relating to reducing emissions of greenhouse gases and minimizing threats to air quality, protecting water quality, and conserving ecosystems and habitat.

Reserve for Future Services

Under paragraph 20(1)(m) of the Income Tax Act, a taxpayer earning income from a business may generally claim for a taxation year a reserve for amounts received in respect of, among other things, services that may reasonably be expected to be rendered after the end of the taxation year. The reserve applies only if the amounts received have been included in computing the taxpayer’s income for the year or a previous year. This reserve could be available, for instance, where services have yet to be rendered to a customer who has already paid for them.

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This reserve is not intended to provide relief for taxpayers who have rendered services to customers, but who have future obligations (other than to a customer) arising from providing such services. For example, some taxpayers charge their customers amounts that are intended to compensate for the cost of future reclamation obligations, such as a waste disposal facility that charges its customers fees to cover the future cost of reclaiming its landfill.

Taxpayers with future reclamation obligations (e.g., the costs of reclaiming land previously used for waste disposal purposes, or for addressing pipeline abandonment) are generally eligible to use the Qualifying Environmental Trust rules. Under these rules, a taxpayer may claim a deduction for amounts contributed to a Qualifying Environmental Trust established for the purpose of funding the future reclamation of a qualifying site.

To clarify the tax treatment of amounts set aside to meet future reclamation obligations, Budget 2013 proposes to amend the Income Tax Act to ensure that the reserve for future services under paragraph 20(1)(m) cannot be used by taxpayers with respect to amounts received for the purpose of funding future reclamation obligations.

This measure will apply to amounts received on or after Budget Day, other than amounts received that are directly attributable to future reclamation costs, that were authorized by a government or regulatory authority before Budget Day and that are received

•

under a written agreement between the taxpayer and another party (other than a government or regulatory authority) that was entered into before Budget Day and not extended or renewed on or after Budget Day, or

•	before 2018.

Additional Deduction for Credit Unions

The small business deduction effectively provides a preferential income tax rate, on up to $500,000 of qualifying business income, to Canadian-controlled private corporations (CCPCs) with taxable capital employed in Canada of less than $15 million. Credit unions have access to this preferential income tax rate on the same basis as CCPCs.

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An additional deduction, available only to credit unions, provides access to the preferential income tax rate for income that is not eligible for the small business deduction. The amount of taxable income eligible for the additional deduction is subject to a limit based on the credit union’s cumulative taxable income that was taxed at the preferential rate (including as a result of the additional deduction) and the amount of their deposits and member shares.

The additional deduction for credit unions was implemented in the early 1970s to provide credit unions with access to the small business deduction similar to that for CCPCs. Since that time, the design of the small business deduction has changed significantly. As a result of those changes, the additional deduction for credit unions now provides access to the preferential income tax rate to credit unions that is not available to CCPCs.

To improve the neutrality and fairness of the tax system, Budget 2013 proposes to phase out the additional deduction for credit unions over five calendar years, beginning in 2013. For 2013, a credit union will be permitted to deduct only 80 per cent of the amount of the additional deduction otherwise calculated. The percentage of the additional deduction, otherwise calculated, that a credit union will be permitted to deduct will be 60 per cent for 2014, 40 per cent for 2015 and 20 per cent for 2016. For 2017 and subsequent years, the additional deduction will be eliminated.

This measure will apply to taxation years that end on or after Budget Day. For a taxation year that includes Budget Day, the measure will be prorated to apply only to the portion of the year that is on or after Budget Day. The measure will also be prorated for all taxation years during the phase-out period that do not coincide with the calendar year.

Leveraged Life Insurance Arrangements

In order to improve the integrity and fairness of the tax system, the Government is acting to eliminate multiple and unintended tax benefits relating to two leveraged life insurance arrangements commonly referred to as “leveraged insured annuities” and “10/8 arrangements”.

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Leveraged Insured Annuities

A leveraged insured annuity involves the use of borrowed funds in connection with a lifetime annuity and a life insurance policy, both of which are issued on the life of an individual. Typically in these cases, the life insurance policy provides coverage for the entire lifetime of the individual whose life is insured, the death benefit under the policy equals the amount invested in the annuity, and both the policy and the annuity are assigned to the lender of the borrowed funds. These arrangements are typically sold to a closely-held private corporation.

A leveraged insured annuity is an investment product that is acquired with borrowed funds and provides fixed and guaranteed income to an investor until the death of an individual, at which time the capital invested in the annuity is returned in the form of a tax-free death benefit. Leveraged insured annuities are integrated investment products and are marketed and sold as such. However, for income tax purposes, each element of a leveraged insured annuity is treated separately. As a result, investors in leveraged insured annuities are provided with multiple tax benefits that are not available in relation to comparable investment products.

Specifically, leveraged insured annuities allow part of the income earned on the capital invested to be tax-free (because the life insurance policy is an exempt policy), while the interest on the borrowed funds is generally tax-deductible, and a deduction is also allowed on part of the capital invested (for the policy premium). In addition, for closely-held private corporations and their owners, the arrangement results in the elimination of tax on retained earnings in the corporation by avoiding taxation on capital gains on the death of the owners and, as a result of an increase in the corporation’s capital dividend account, on dividends paid after the death of the owners.

Budget 2013 proposes to eliminate these unintended tax benefits by introducing rules for “LIA policies”. A life insurance policy issued on the life of an individual will be an LIA policy if:

•	a person or partnership becomes obligated on or after Budget Day to repay an amount to another person or partnership (the lender) at a time determined by reference to the death of the individual; and

•	an annuity contract, the terms of which provide that payments are to continue for the life of the individual, and the policy are assigned to the lender.

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Income accruing in an LIA policy will be subject to annual accrual-based taxation, no deduction will be allowed for any portion of a premium paid on the policy, and the capital dividend account of a private corporation will not be increased by the death benefit received in respect of the policy. In addition, for the purposes of a deemed disposition on death, the fair market value of an annuity contract assigned to the lender in connection with an LIA policy will be deemed to be equal to the total of the premiums paid under the contract.

This measure will apply to taxation years that end on or after Budget Day. This measure will not apply in respect of leveraged insured annuities for which all borrowings were entered into before Budget Day.

The Government will monitor developments in this area and, if structures or transactions emerge that undermine the effectiveness of the measure, evaluate whether further action is warranted, with possible retrospective application.

10/8 Arrangements

A 10/8 arrangement involves investing in a life insurance policy with a view to borrowing against that investment for the purpose of creating an annual interest-expense tax deduction for a long period of time (i.e., until the death of an individual whose life is insured under the policy). In the absence of the tax benefits, the investing and borrowing would not be undertaken.

In a typical 10/8 arrangement, a taxpayer (usually an individual or a closely-held private corporation) creates an annual tax deduction for interest expense by entering into transactions that result in a circular flow of funds. Specifically:

•	the taxpayer invests an amount of money in a life insurance policy;

•	the taxpayer then borrows an equal amount and the borrowing is secured by the policy or an investment account in respect of the policy; and

•	the taxpayer then invests the borrowed amount in income-producing assets (to ensure that interest paid or payable on the borrowed amount is tax-deductible).

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Under a 10/8 arrangement, the taxpayer pays interest expense on the borrowed amount and earns interest income on the amount invested in the policy. The interest rate earned by the taxpayer (typically eight per cent) on the amount invested in the policy is equal to the interest rate on the borrowed amount (typically ten per cent) less a fixed spread (typically two percentage points). The taxpayer takes the position that the interest expense on the amount borrowed is deductible while the interest income earned on the amount invested in the policy is not included in income (because the policy is an exempt policy for income tax purposes).

In order to maximize the annual interest-expense deduction, the total amount borrowed is increased by repeating the transactions described above each year for a number of years and by setting a high interest rate on the borrowing. In addition, 10/8 arrangements may also provide other unintended tax benefits, namely an annual tax deduction for a portion of the premiums paid under the policy and an increase, up to the total amount borrowed, in the capital dividend account of a private corporation that is a beneficiary under the policy.

The Government is challenging 10/8 arrangements under existing income tax provisions. Since these challenges are both time-consuming and costly, the Government is also acting now to introduce legislative measures to prevent 10/8 arrangements from being used in the future.

Budget 2013 proposes to ensure that unintended tax benefits are not available in relation to 10/8 arrangements. In respect of taxation years that end on or after Budget Day, if a life insurance policy, or an investment account under the policy, is assigned as security on a borrowing, and either the interest rate payable on an investment account under the policy is determined by reference to the interest rate payable on the borrowing or the maximum value of an investment account under the policy is determined by reference to the amount of the borrowing, then the following income tax benefits will be denied:

•	the deductibility of interest paid or payable on the borrowing that relates to a period after 2013;

•	the deductibility of a premium that is paid or payable under the policy that relates to a period after 2013; and

•	the increase in the capital dividend account by the amount of the death benefit that becomes payable after 2013 under the policy and that is associated with the borrowing.

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In order to facilitate the termination of existing 10/8 arrangements before 2014, Budget 2013 also proposes to alleviate the income tax consequences on a withdrawal, from a policy under a 10/8 arrangement, made to repay a borrowing under the arrangement, if the withdrawal is made on or after Budget Day and before January 1, 2014.

The Government will monitor developments in this area and, if structures or transactions emerge that undermine the effectiveness of the measure, evaluate whether further action is warranted, with possible retroactive application.

Restricted Farm Losses

The restricted farm loss (RFL) rules apply to taxpayers who have incurred a loss from farming, unless their chief source of income for a taxation year is farming or a combination of farming and some other source of income. The RFL rules limit the deduction of farm losses to a maximum of $8,750 annually ($2,500 plus  1/2 of the next $12,500). Farm losses incurred in a year in excess of that limit can be carried forward for 20 years to be claimed against farming income.

The RFL rules were introduced in 1951. In 1977, the Supreme Court of Canada in Moldowan v. The Queen, [1978] 1 SCR 480, interpreted the chief source of income test in the RFL rules. The Court held that farming that results in a loss could satisfy the chief source of income test (and the RFL rules would therefore not apply) if farming is the taxpayer’s chief source of income in combination with a non-farming source of income that is a subordinate source or a side-line employment or business. The Moldowan decision is consistent with the purpose of the chief source of income test, which is to ensure that taxpayers for whom farming is not the principal occupation are limited in their ability to deduct farm losses from their non-farm income.

In 2012, in The Queen v. Craig, 2012 SCC 43, the Supreme Court overruled Moldowan by holding that the particular taxpayer could meet the chief source of income test even though his primary source of income was practicing law, and farming (i.e., horse racing) was a subordinate source of income. In effect, the Court established a test that permits the full deduction of farming losses where a taxpayer places significant emphasis on both farming and non-farming sources of income, even if farming is subordinate to the other source of income.

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To restore the intended policy of the RFL rules, Budget 2013 proposes to amend them to codify the chief source of income test as interpreted in Moldowan. This amendment will clarify that a taxpayer’s other sources of income must be subordinate to farming in order for farming losses to be fully deductible against income from those other sources.

Recognizing that the deductible limit under the RFL rules has not been increased since 1988, Budget 2013 also proposes to increase the RFL limit to $17,500 of deductible farm losses annually ($2,500 plus  1/2 of the next $30,000).

These measures will apply to taxation years that end on or after Budget Day.

Corporate Loss Trading

As noted above under Trust Loss Trading, the Income Tax Act contains a number of provisions meant to constrain the trading of corporate tax attributes (those corporate attributes are referred to here as “loss pools”), among arm’s length persons. Despite the various provisions meant to curtail the inappropriate trading of loss pools, transactions intended to circumvent these provisions continue to be undertaken. Under one such transaction, a profitable corporation (Profitco) transfers, directly or indirectly, income-producing property to an unrelated corporation with loss pools (Lossco) in return for shares of Lossco. Profitco seeks to avoid acquiring control of Lossco because that would result in restrictions being imposed on the subsequent use of those loss pools. Profitco acquires shares of Lossco that represent more than 75 per cent (often greater than 90 per cent) of the fair market value of all Lossco’s shares, but that – in order to avoid an acquisition of control and the attendant tax consequences – do not give Profitco voting control of Lossco. Lossco uses its loss pools to shelter from tax all or part of the income derived from the property. Lossco then pays Profitco tax-free inter-corporate dividends.

These loss-trading transactions constitute aggressive tax avoidance and undermine the integrity of the income tax provisions that constrain the trading of corporate loss pools among arm’s length persons. Depending on their particular facts, these transactions can be challenged by the Government based on existing rules in the Income Tax Act. However, as any such challenge could be both time-consuming and costly, the Government is introducing specific legislative measures to ensure that the appropriate tax consequences apply to these transactions.

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Budget 2013 proposes to introduce an anti-avoidance rule to support the existing loss restriction rules that apply on the acquisition of control of a corporation. The rule will deem there to have been an acquisition of control of a corporation that has loss pools when a person (or group of persons) acquires shares of the corporation that have more than 75 per cent of the fair market value of all the shares of the corporation without otherwise acquiring control of the corporation, if it is reasonable to conclude that one of the main reasons that control was not acquired is to avoid the restrictions that would have been imposed on the use of loss pools. Related rules are also proposed to ensure that this anti-avoidance rule is not circumvented.

This measure will apply to a corporation the shares of the capital stock of which are acquired on or after Budget Day unless the shares are acquired as part of a transaction that the parties are obligated to complete pursuant to the terms of an agreement in writing between the parties entered into before Budget Day. Parties will be considered not to be obligated to complete a transaction if one or more of those parties may be excused from completing the transaction as a result of changes to the Income Tax Act.

The Government will continue to monitor the effectiveness of the constraints on the trading of loss pools and determine whether further action is warranted.

Taxation of Corporate Groups

Canada does not have a formal system of corporate group taxation, although corporate groups are often able to make use of flexibility in the tax system to transfer income or losses between related corporations through financing arrangements, reorganizations, and transfers of property on a tax-deferred basis. Budget 2010 and Budget 2012 noted the Government’s interest in exploring the issue of whether new rules for the taxation of corporate groups – such as the introduction of a formal system of loss transfers or consolidated reporting – could improve the functioning of the corporate tax system in Canada. The Government conducted extensive public consultations on this issue. Businesses indicated that they are primarily interested in a system of group taxation that would allow them to easily transfer losses, tax credits and other tax attributes between members of a corporate group. Provinces and territories signaled their concerns about the possibility that a new system of corporate group taxation could reduce their revenues.

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Feedback from the consultation exercise and discussions with provincial and territorial officials have not produced a consensus regarding how the Government could move forward in a way that would improve the tax system and address the concerns that have been raised by the business community and the provinces and territories. Analysis also suggests that there could be significant upfront costs for governments associated with introducing a new approach to the taxation of corporate groups.

The examination of the taxation of corporate groups is now complete. The Government has determined that moving to a formal system of corporate group taxation is not a priority at this time. Going forward, the Government will continue to work with provinces and territories regarding their concerns about the uncertainty of the cost associated with the current approach to loss utilization.

International Taxation

International Tax Evasion and Aggressive Tax Avoidance

Budget 2013 proposes a number of measures to strengthen the capacity of the Canada Revenue Agency (CRA) to combat international tax evasion and to address international aggressive tax avoidance. These additional tools will improve the CRA’s ability to protect the Government’s revenue base and are consistent with the Government’s commitment to tax fairness.

International Electronic Funds Transfers

It is often difficult and time-consuming to obtain information about a taxpayer’s financial affairs outside of Canada. Some taxpayers may deliberately engage in foreign financial transactions to make it more difficult for the CRA to verify the accuracy of their tax reporting.

It is important for the CRA to have the tools to discourage taxpayers who might seek to move funds outside of Canada in an attempt to conceal for tax purposes those funds or the income they produce. Accordingly, Budget 2013 proposes that the Income Tax Act, the Excise Tax Act and the Excise Act, 2001 be amended to require that certain financial intermediaries report to the CRA international electronic funds transfers (EFTs) of $10,000 or more.

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This requirement will apply to the same financial intermediaries that are currently required to report international EFTs to the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act. This includes banks, credit unions, caisses populaires, trust and loan companies, money services businesses and casinos.

As well, the international EFT reporting requirements will be the same as the current EFT reporting requirements imposed under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act. The EFT reports will be required to be made to the CRA no later than five working days after the day of the transfer and will require financial intermediaries to provide information on the person conducting the transaction, on the receiver of the funds, on the transaction itself and on the financial intermediaries facilitating the transaction.

The CRA will be provided with $15 million over five years to fund this initiative.

Reporting will be required beginning in 2015.

Information Requirements Regarding Unnamed Persons

Currently, tax rules allow the CRA to require any person to provide information or documents for the purposes of tax administration or enforcement. However, the Income Tax Act, the Excise Tax Act and the Excise Act, 2001 contain rules requiring the CRA to first obtain judicial authorization (i.e., a court order) before issuing a requirement to a third party to provide information for the purpose of verifying compliance by unnamed persons. The tax rules currently contemplate that the CRA will obtain this judicial authorization on an ex parte basis, that is, without the CRA being legally required to notify the third party of the application. As a matter of practice, however, the CRA normally does notify the third party. Because of the potential ex parte nature of the application, the tax rules also provide the third party with specific rights to seek a review of the issuance of the court order, with the usual rights of further appeal.

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If the third party seeks a review of the court order, it can significantly delay the obtaining of the information and consequently the audit and tax reassessment process. In order to streamline the court order process, Budget 2013 proposes to eliminate the ex parte aspect. Instead, the CRA will have to give notice to the third party when it initially seeks a court order from a judge of the Federal Court. As a result, the third party will be required to make any representations it chooses to make at the hearing of the application for the order, thus eliminating the need for a review for that purpose.

This measure will apply on Royal Assent to the enacting legislation.

Stop International Tax Evasion Program

The CRA will launch the Stop International Tax Evasion Program under which it will pay rewards to individuals with knowledge of major international tax non-compliance when they provide information to the CRA that leads to the collection of outstanding taxes due. The CRA will enter into a contract that will pay an individual only if the information results in total additional assessments or reassessments exceeding $100,000 in federal tax. The contract will provide for payment of up to 15 per cent of the federal tax collected (i.e., not including penalties, interest and provincial taxes).

Payments will be made only after the taxes have been collected. Awards will be paid only where the non-compliant activity involves foreign property or property located or transferred outside Canada, or transactions conducted partially or entirely outside Canada.

To be eligible, individuals seeking rewards will have to meet program criteria. For example, individuals who have been convicted of the tax evasion about which they have information will not be eligible for a payment under the program. All reward payments will be subject to income tax.

The CRA will announce further details on the program in the coming months.

Extended Reassessment Period: Form T1135

A Canadian-resident individual, corporation or trust that, at any time during a year, owns specified foreign property costing more in total than $100,000 must file a Foreign Income Verification Statement (Form T1135) with the CRA. Specified foreign property generally includes most types of income-earning property held outside of Canada, other than personal property and property used in carrying on an active business. Form T1135 must also be filed by certain partnerships that hold specified foreign property.

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After a taxpayer files an income tax return, the CRA is required to perform an initial assessment of tax payable with all due dispatch. The CRA has a period of time after its initial assessment in which to audit and reassess the liability. The normal reassessment period for most taxpayers is three years.

When a taxpayer has income from foreign sources, it is often difficult for the CRA to determine from a review of a taxpayer’s income tax return whether that income has been reported accurately. A review of a taxpayer’s Form T1135 helps the CRA to assess the risk that the foreign income has not been reported accurately. A delay in the filing of a Form T1135 effectively reduces the time available for the CRA to obtain the information necessary for a proper examination of the foreign income reported on the taxpayer’s income tax return.

Budget 2013 proposes to extend the normal reassessment period for a taxation year of a taxpayer by three years if:

•	the taxpayer has failed to report income from a specified foreign property on their annual income tax return; and

•	the Form T1135 was not filed on time by the taxpayer, or a specified foreign property was not identified, or was improperly identified, on the Form T1135.

This measure will apply to the 2013 and subsequent taxation years.

Revised Form T1135

Form T1135 currently requires only general information regarding where specified foreign property is located and what income it generates. To improve the usefulness of Form T1135 to the CRA in determining whether taxpayers are correctly reporting foreign income, the CRA will revise Form T1135. The revised form will require taxpayers to provide more detailed information regarding each specified foreign property, including:

•	the name of the specific foreign institution or other entity holding funds outside of Canada;

•	the specific country to which the property relates; and

•	the foreign income generated from the property.

These new requirements will improve the administration of the tax system and help to ensure that Canadian taxpayers pay an appropriate amount of Canadian tax on income accruing from their foreign holdings.

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The revised Form T1135 will be required to be used for the 2013 and subsequent taxation years.

Foreign Reporting Requirements: Form T1135

Some taxpayers have indicated that it is difficult to comply with their foreign reporting requirements because they find the instructions on filing Form T1135 to be unclear and Form T1135 cannot be filed electronically. To help taxpayers meet their filing obligations with respect to Form T1135, the CRA will make certain improvements to the Form T1135 filing process. Beginning with the 2013 taxation year:

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the CRA will remind taxpayers, on their Notices of Assessment, of the obligation to file Form T1135 if they have checked the “Yes” box on their income tax returns, indicating that they have specified foreign property in the taxation year with a total cost of more than $100,000; and

•	the filing instructions on Form T1135 will be clarified.

The CRA is also in the process of developing a system that will allow Form T1135 to be filed electronically. The CRA will announce when electronic filing becomes available.

Thin Capitalization Rules

The thin capitalization rules limit the deductibility of interest expense of a Canadian-resident corporation in circumstances where the amount of debt owing to specified non-residents exceeds a 1.5-to-1 debt-to-equity ratio. The thin capitalization rules protect the Canadian tax base from erosion through excessive interest deductions in respect of debt owing to these specified non-residents.

In its 2008 report, the Advisory Panel on Canada’s System of International Taxation made a number of recommendations relating to the thin capitalization rules, including extending the rules to partnerships, trusts and Canadian branches of non-resident corporations. Budget 2012 extended the thin capitalization rules to apply to partnerships of which a Canadian-resident corporation is a member. Such a corporation must now include its share of the partnership’s debts with its own debts for the purpose of determining whether it has exceeded its permitted debt-to-equity ratio. An amount equal to the interest on the portion of the debt allocated from a partnership that exceeds the partner’s permitted debt-to-equity ratio is added to the partner’s income.

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Budget 2013 proposes to further improve the integrity and fairness of the thin capitalization rules by extending the scope of their application to:

•	Canadian-resident trusts; and

•	non-resident corporations and trusts that operate in Canada.

The Budget 2013 thin capitalization proposals build on the Budget 2012 partnership changes and will apply where a Canadian-resident trust or a non-resident corporation or trust is a member of a partnership.

Canadian-Resident Trusts

Budget 2013 proposes to extend the thin capitalization rules to apply to Canadian-resident trusts. The existing thin capitalization rules for corporations will be modified to reflect the legal nature of trusts. In particular, trust beneficiaries will be used in place of shareholders for the purpose of determining whether a person is a specified non-resident in respect of the trust and, therefore, whether a debt owing to that person is included in the trust’s outstanding debts to specified non-residents. The current rules dealing with rights to acquire shares in determining who is a specified shareholder will be modified to address discretionary powers. In addition, a trust’s “equity” for the purposes of the thin capitalization rules will generally consist of contributions to the trust from specified non-residents plus the tax-paid earnings of the trust, less any capital distributions from the trust to specified non-residents. The permitted 1.5-to-1 debt-to-equity ratio will remain unchanged.

Where interest expense of a trust is not deductible as a result of the application of the thin capitalization rules, the trust will be entitled to designate the non-deductible interest as a payment of income of the trust to a non-resident beneficiary (i.e., the recipient of the non-deductible interest). In such a case, the trust will be able to deduct the designated payment in computing its income, but the designated payment will be subject to non-resident withholding tax under Part XIII of the Income Tax Act and potentially tax under Part XII.2, depending on the character of the income earned by the trust.

This proposal will also extend the thin capitalization rules to apply to partnerships in which a Canadian-resident trust is a member. As with debt owed directly by the trust, where these rules result in an amount being included in computing the income of a trust, the trust will be entitled to designate the included amount as having been paid to a non-resident beneficiary as income of the trust.

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Since some trusts may not have complete historical information, any trust that exists on Budget Day will be able to elect to determine the amount of its equity for thin capitalization purposes as at Budget Day based on the fair market value of its assets less the amount of its liabilities. Each beneficiary of the trust would then be considered to have made a contribution to the trust equal to the beneficiary’s share (determined by reference to the relative fair market value of their beneficial interest in the trust) of this deemed trust equity. Contributions to the trust, tax-paid earnings of the trust and distributions from the trust on or after Budget Day would then increase or decrease (as appropriate) trust equity for thin capitalization purposes.

This measure will apply to taxation years that begin after 2013 and will apply with respect to existing as well as new borrowings.

Non-Resident Corporations and Trusts

Budget 2013 proposes to extend the thin capitalization rules to non-resident corporations and trusts that carry on business in Canada. As a Canadian branch of a non-resident corporation or trust is, in many ways, comparable to a wholly owned subsidiary of the non-resident corporation or trust, the application and effect of the thin capitalization rules for a non-resident carrying on business in Canada will be similar to those in respect of a wholly owned Canadian subsidiary of a non-resident. However, since a Canadian branch is not a separate person from the non-resident corporation or trust, the branch does not have shareholders or equity for purposes of the thin capitalization rules. Therefore, the thin capitalization rules for non-resident corporations and trusts will differ from the rules for Canadian-resident corporations in certain respects.

A loan that is used in a Canadian branch of a non-resident corporation or trust will be an outstanding debt to a specified non-resident for thin capitalization purposes if it is a loan from a non-resident who does not deal at arm’s length with the non-resident corporation or trust. In addition, a debt-to-asset ratio of 3-to-5 will be used, which parallels the 1.5-to-1 debt-to-equity ratio used for Canadian-resident corporations. Where the non-resident is a corporation, the application of the thin capitalization rules could increase its liability for branch tax under Part XIV of the Income Tax Act.

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A non-resident corporation or trust that earns rental income from certain Canadian properties may elect to be taxed on its net income under Part I of the Income Tax Act rather than being subject to non-resident withholding tax under Part XIII on its gross rental income. The election allows the non-resident to compute its taxable income as if it were a resident of Canada, with such modifications to the tax rules as the circumstances require. Where an election is made, the thin capitalization rules for non-resident corporations and trusts, rather than those for Canadian residents, will apply in computing the non-resident’s Part I tax liability.

This proposal will also extend the thin capitalization rules to apply to partnerships in which a non-resident corporation or trust is a member. Any income inclusion for a non-resident partner that arises as a consequence of the application of the thin capitalization rules will be deemed to have the same character as the income against which the partnership’s interest deduction is applied.

This measure will apply to taxation years that begin after 2013 and will apply with respect to existing as well as new borrowings.

International Banking Centres

The International Banking Centre (IBC) rules exempt prescribed financial institutions from tax on certain income earned through a branch or office in the metropolitan areas of Montreal and Vancouver. To be eligible for this exemption, the financial institution must designate the branch or office as an IBC. The IBC exemption is available only in respect of the designated location’s income and losses from the making of loans to and accepting deposits from non-residents of Canada.

The IBC rules were introduced in 1987 to attract to Canada banking activity normally conducted abroad. That policy rationale no longer applies because of changes to the structures of financial institutions and the nature of their activities since the rules were introduced. In particular, there has been virtually no use of the provision in recent years.

Budget 2013 proposes to repeal the IBC rules. Eliminating the IBC rules is consistent with the goals of simplifying Canada’s tax system and making it more neutral across business sectors and regions. In addition, the international community has identified the provision as resembling preferential regimes in some tax havens. Its elimination reinforces the Government’s commitment to ensuring tax fairness.

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This measure will apply to taxation years that begin on or after Budget Day.

Treaty Shopping

Canada enters into bilateral tax treaties with other countries for the purposes of supporting cross-border trade and investment, and preventing international tax evasion and avoidance. The first objective is achieved, in part, through tax treaty provisions that prevent double taxation and reduce rates of withholding taxes imposed on cross-border payments of various types of income. In general, Canada is prepared to reduce the tax burden it imposes on the Canadian-source income of residents of treaty countries in exchange for the same treatment being made available to Canadians investing in the other country.

In certain circumstances, the benefits conferred under Canada’s tax treaties are effectively enjoyed by residents of third countries that are not a party to the particular tax treaty. Third country residents may, for example, create a company in the treaty country for purposes of channelling, through the company, income and gains sourced in Canada. Third country residents using intermediary entities in this fashion seek to access benefits granted under a tax treaty that would not otherwise have been available to them. This practice is often referred to as “treaty shopping”.

Treaty shopping effectively extends tax treaty benefits to third country residents in circumstances that were not contemplated when the tax treaty was entered into and without any reciprocal benefits accruing to Canadian investors or to Canada. This practice undermines the bilateral nature of tax treaties and the balance of compromises reached between Canada and its treaty partners. The Government has been largely unsuccessful in challenging treaty shopping cases in court and is concerned that this practice poses significant risks to the tax base. Other countries are also concerned with treaty shopping and several have either implemented provisions in their domestic law to combat such practices or have successfully challenged treaty shopping arrangements in their courts.

Budget 2013 announces the Government’s intention to consult on possible measures that would protect the integrity of Canada’s tax treaties while preserving a business tax environment that is conducive to foreign investment. A consultation paper will be publicly released to provide stakeholders with an opportunity to comment on possible measures.

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Sales and Excise Tax Measures

GST/HST and Health Care Services

A key policy underlying the Goods and Services Tax/Harmonized Sales Tax (GST/HST) is that basic health care services and certain health-related assistive services, such as government-supported homemaker services, are exempt from GST/HST. Exempt treatment means that suppliers of exempt services do not charge GST/HST, but they cannot claim input tax credits to recover the GST/HST paid on inputs in relation to these supplies.

Budget 2013 proposes to improve the application of the GST/HST to health-related assistive home care services to reflect the evolving nature of the health care sector and to clarify the application of the GST/HST to reports, examinations and other services performed for non-health care purposes.

GST/HST on Home and Personal Care Services

Government-supported home care services form an important adjunct to publicly-provided health care services. In line with the GST/HST exemption for basic health care, an exemption from the GST/HST is provided for publicly subsidized or funded homemaker services, such as cleaning, laundering, meal preparation and child care, which are rendered to an individual who, due to age, infirmity or disability, requires assistance in his or her home.

In addition to homemaker services, provincial and territorial governments are also subsidizing or funding personal care services, such as bathing, feeding, and assistance with dressing and taking medication, for individuals who require assistance with these activities in their home. Such services are currently not covered under the exemption for homemaker services.

Budget 2013 proposes to expand the GST/HST exemption for homemaker services to exempt publicly subsidized or funded personal care services, such as bathing, feeding, and assistance with dressing and taking medication, rendered to an individual who, due to age, infirmity or disability, requires assistance in his or her home. The proposal will result in an exemption for home and personal care services that is more in line with current provincial and territorial practices for health-related assistive services delivered to persons in their homes.

This measure will apply to supplies made after Budget Day.

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GST/HST on Reports and Services for Non-Health Care Purposes

Under the GST/HST, services that are provided solely for non-health care purposes, even if supplied by health care professionals, are not considered to be basic health care and are not intended to be eligible for the exemption. For instance, the GST/HST legislation specifies that GST/HST applies to all supplies of purely cosmetic procedures.

To address court decisions that have expanded the scope of the exemption beyond the policy intent to limit the GST/HST exemption to basic health care services, Budget 2013 proposes to clarify that GST/HST applies to reports, examinations and other services that are not performed for the purpose of the protection, maintenance or restoration of the health of a person or for palliative care. For example, taxable supplies would include reports, examinations and other services performed solely for the purpose of determining liability in a court proceeding or under an insurance policy. Supplies of property and services in respect of a taxable report, examination or other service would also be taxable. For example, charges for an x-ray or lab test in relation to a taxable examination would also be taxable.

A report, examination or other service will continue to be exempt if it is performed for use in the protection, maintenance or restoration of the health of a person or use in palliative care. As well, reports, examinations or other services paid for by a provincial or territorial health insurance plan will continue to be exempt.

This measure will apply to supplies made after Budget Day.

GST/HST Pension Plan Rules

Under the current GST/HST rules, an employer that participates in a registered pension plan is deemed to have made a taxable supply, and the employer is deemed to have collected the GST/HST in respect of that taxable supply, when the employer acquires, uses or consumes property or services (“inputs”) for use in activities relating to the pension plan. The employer is required to add this GST/HST to its net tax. An employer is required to account for GST/HST under the deemed taxable supply rules even where the employer is also required to account for GST/HST on an actual taxable supply to the pension trust or corporation, referred to as a

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“pension entity”, under the general GST/HST rules. Where an employer is required to account for GST/HST twice (i.e., on both an actual taxable supply and a deemed taxable supply), the employer is allowed to make a “tax adjustment” in respect of its net tax so as to ensure that tax is remittable only on one supply.

Budget 2013 proposes two measures to simplify employer compliance with these rules in certain circumstances.

Election to not Account for GST/HST on Actual Taxable Supplies

Budget 2013 proposes that an employer participating in a registered pension plan be permitted to jointly elect with a pension entity of that pension plan to treat an actual taxable supply by the employer to the pension entity as being for no consideration where the employer accounts for and remits tax on the deemed taxable supply. This measure would simplify compliance for employers as they would not have to account for tax on the actual taxable supply and would not have to make a subsequent tax adjustment to net tax.

Once a joint election is made, it would remain in effect until it is jointly revoked by the employer and the pension entity effective from the beginning of a fiscal year of the employer. Also, the Minister of National Revenue would have discretion to cancel the election, effective from the beginning of a fiscal year of the employer, if the employer has failed to remit tax on deemed taxable supplies made in that fiscal year where those deemed taxable supplies relate to actual taxable supplies to the pension entity. The Minister could then assess the employer for both the tax on deemed taxable supplies and the tax on all actual taxable supplies made since the effective date of the election’s cancellation (with “tax adjustments” that otherwise would be available under the GST/HST legislation in respect of those tax amounts) and the employer could be subject to interest.

This measure will apply to supplies made after Budget Day.

Relief from Accounting for Tax on Deemed Taxable Supplies

Currently, under the GST/HST rules, an employer that participates in a registered pension plan is required to account for and remit GST/HST under the deemed taxable supply rules in respect of every acquisition, use or consumption of the employer’s resources in pension activities even where the employer’s involvement in the pension plan is minimal, such as where an employer’s activities are limited to collecting and remitting pension contributions.

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To simplify employer compliance with the GST/HST rules, Budget 2013 proposes that an employer participating in a registered pension plan be permitted to be fully or partially relieved from accounting for tax on deemed taxable supplies where the employer’s pension plan-related activities fall below certain thresholds.

Specifically, an employer would be relieved from applying the deemed taxable supply rules for a fiscal year of the employer where the amount of the GST (and the federal component of the HST) that the employer was (or would have been, but for this measure) required to account for and remit under the deemed taxable supply rules in the preceding fiscal year of the employer is less than each of the following amounts:

•	$5,000; and

•	10 per cent of the total net GST (and the federal component of the HST) paid by all pension entities of the pension plan in that preceding fiscal year.

An employer is not permitted to benefit from the full relief proposed under this measure for deemed taxable supplies made in a fiscal year of the employer where the employer has a joint election in effect to not account for tax on actual taxable supplies made in that fiscal year.

For employers not satisfying the above $5,000 and 10 per cent thresholds, more limited relief would be available in certain circumstances, in respect of an employer’s “internal pension activities”, for inputs acquired for consumption or use in activities of the employer that relate to the pension plan other than in making supplies to a pension entity (e.g., time spent by a payroll employee determining an employer’s pension contribution deductions). Specifically, an employer would be relieved from applying the deemed taxable supply rules with respect to its internal pension activities if the amount of the GST (and the federal component of the HST) that the employer was (or would have been, but for this measure) required to account for and remit in the preceding fiscal year of the employer, under the deemed taxable supply rules in respect of those activities only, was below the $5,000 and 10 per cent thresholds. This limited relief rule would be available even where an employer has a joint election in effect to not account for tax on actual taxable supplies in that fiscal year.

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Specific rules would apply with respect to the application of the $5,000 and 10 per cent thresholds in the cases of related employers participating in the pension plans, and mergers, amalgamations or wind-ups of participating employers.

This measure will apply in respect of any fiscal year of an employer that begins after Budget Day.

GST/HST Business Information Requirement

At the time of GST/HST registration, a business is generally required to provide the Canada Revenue Agency (CRA) with basic business identification information including the business’s operating name and legal name, ownership details, business activity and contact information.

The CRA uses this registration information to manage business accounts and to improve tax compliance, including detecting fraud. There is currently a penalty of $100 under the Excise Tax Act for failure to provide this required information. However, this penalty is not a sufficient deterrent.

Budget 2013 proposes that the Minister of National Revenue be given the authority to withhold GST/HST refunds claimed by a business until such time as all the prescribed business identification information is provided. This measure will aid the CRA in its abilities to authenticate GST/HST registrations and will enhance the CRA’s compliance activities by improving the quality of data that the CRA uses to assess compliance risk. The CRA attempts on an ongoing basis to obtain missing information from taxpayers and will continue to do so. The Minister of National Revenue will exercise this authority to withhold refunds in a fair and judicious manner.

This measure will apply on Royal Assent to the enacting legislation.

GST/HST on Paid Parking

Under the GST/HST, supplies of paid parking are taxable, whether provided by the private or public sector, as supplying paid parking is a commercial activity. To maintain competitive equity with private sector suppliers, since the introduction of the GST, paid parking has been excluded from the general exempting provision for supplies made by a public sector body (PSB). For the purposes of the GST/HST, a PSB is a municipality, university, public college, school authority, hospital authority, charity, non-profit organization or government.

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Budget 2013 proposes two measures to clarify that certain special exempting provisions for PSBs do not apply to supplies of paid parking.

Supplies of Paid Parking by PSBs

A special provision exempts from GST/HST all of a PSB’s supplies of a property or a service if all or substantially all – generally 90 per cent or more – of the supplies of the property or service are made for free. This provision is intended to simplify the application of GST/HST for PSBs by relieving them of the obligation to collect tax on occasional sales of a good or service they provide for free substantially all of the time. It was never intended that this provision would exempt a commercial activity, such as paid parking provided on a regular basis by a PSB that may compete with others providing paid parking services.

Budget 2013 proposes to clarify that this special simplifying exempting provision does not apply to supplies of paid parking that are made by way of lease, licence or similar arrangement in the course of a business carried on by a PSB. Taxable parking would include paid parking provided on a regular basis by a PSB, such as parking spaces or parking facilities operated by a municipality or hospital. Occasional supplies of paid parking by a PSB, such as those made as part of a special fund-raising event, would continue to qualify for the exemption.

This measure clarifies that GST/HST applies to commercial paid-parking facilities and spaces operated by a PSB, even where the PSB provides a significant amount of parking at no charge. This clarification is intended to ensure that the legislation provides for the application of the GST/HST to paid parking provided in the course of a business as intended, as generally understood by suppliers and taxpayers, and administered by the Canada Revenue Agency.

This measure will be effective the date the GST legislation was enacted.

Supplies of Paid Parking through Charities

A special exemption from GST/HST applies to parking provided by charities that are not a municipality, university, public college, school or hospital. This special exemption is intended to reduce the GST/HST collection and accounting obligation of charities, many of which are small and rely on volunteers.

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Budget 2013 proposes to clarify that the special GST/HST exemption for parking supplied by charities does not apply to supplies of paid parking that are made by way of lease, licence or similar arrangement in the course of a business carried on by a charity set up or used by a municipality, university, public college, school or a hospital to operate a parking facility. This measure is intended to ensure consistent tax treatment of supplies of paid parking made directly by municipalities, universities, public colleges, schools, hospitals and supplies made by charities set up or used by these entities to supply their parking.

This measure will apply to supplies made after Budget Day.

GST/HST Treatment of the Governor General

Under a special exemption in the Excise Tax Act, no GST/HST is payable on purchases for the use of the Governor General. However, the Governor General voluntarily pays GST/HST on his personal purchases.

Following consultations between the Governor General and the Government, it has been agreed that the current GST/HST exemption for the Governor General should end and that GST/HST will be payable on purchases for the use of the Governor General. The Governor General and his Office will be able to recover the GST/HST they pay on purchases for official use under the GST Federal Government Departments Remission Order, in the same way as federal departments.

This approach will simplify compliance for vendors by eliminating the need to keep special records to justify the non-collection of tax.

This measure will apply to supplies made after June 30, 2013.

Excise Duty Rate on Manufactured Tobacco

At present, a carton of 200 cigarettes is subject to an excise duty of $17.00, and manufactured tobacco (e.g., chewing tobacco or fine-cut tobacco used in roll-your-own cigarettes) is subject to an excise duty of $2.8925 per 50 grams or fraction thereof (e.g., $11.57 per 200 grams). In addition, less than one gram of manufactured tobacco is typically required to produce one cigarette, meaning that 200 grams of manufactured tobacco can produce more than 200 cigarettes. Manufactured tobacco is therefore currently receiving a significant tax preference vis-à-vis cigarettes.

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To eliminate the preferential excise duty treatment of manufactured tobacco, Budget 2013 proposes to increase the rate of excise duty on manufactured tobacco to $5.3125 per 50 grams or fraction thereof (e.g., $21.25 per 200 grams). This change will be effective after Budget Day.

Other Measures

Electronic Suppression of Sales Software Sanctions

Taxpayers are required to maintain adequate books and records for the determination of their Goods and Services Tax/Harmonized Sales Tax (GST/HST) and income tax liabilities and obligations, and the amount of any benefits (e.g., refunds) to which they may be entitled. Taxpayers are also responsible for maintaining all of their electronic data files. The integrity of Canada’s self-assessment tax system relies on the accuracy of these records.

Electronic suppression of sales (ESS) software (also commonly known as “zapper” software) has been used by some businesses to hide their sales to evade the payment of GST/HST and income taxes. ESS software selectively deletes or modifies, without a record of the deletion or modification, sales transactions from the records of point-of-sale systems (e.g., electronic cash registers) and businesses’ accounting systems.

Budget 2013 proposes new administrative monetary penalties and criminal offences under the Excise Tax Act (i.e., in respect of GST/HST) and the Income Tax Act to combat this type of tax evasion. Specifically, it is proposed that the following new administrative monetary penalties and criminal offences apply:

New Administrative Monetary Penalties

•	For the use of ESS software, an administrative monetary penalty of $5,000 on the first infraction and $50,000 on any subsequent infraction.

•

For the possession or acquisition of ESS software, an administrative monetary penalty of $5,000 on the first infraction and $50,000 on any subsequent infraction, except where a person exercised due diligence.

•

For the manufacture, development, sale, possession for sale, offer for sale or otherwise making available of ESS software, an administrative monetary penalty of $10,000 on the first infraction and $100,000 on any subsequent infraction, except where a person exercised due diligence.

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The due diligence defence will generally require that, to avoid the penalties, a person establish that they exercised the degree of care, diligence and skill to prevent the contravention with respect to ESS software that a reasonably prudent person would have exercised in comparable circumstances.

New Criminal Offences

•	For the use, possession, acquisition, manufacture, development, sale, possession for sale, offer for sale or otherwise making available of ESS software:

—	on summary conviction, a fine of not less than $10,000 and not more than $500,000 or imprisonment for a term of not more than 2 years, or both; or

—	on conviction by indictment, a fine of not less than $50,000 and not more than $1,000,000 or imprisonment for a term of not more than 5 years, or both.

The proposed new administrative monetary penalties and criminal offences will help protect tax revenues and ensure that all taxpayers meet their tax obligations. They will supplement other existing administrative monetary penalties and offences for making false statements or omissions under each of the Excise Tax Act and the Income Tax Act, as well as existing criminal sanctions under the Criminal Code.

The Canada Revenue Agency will undertake a communications program concerning the new monetary penalties and criminal offences alerting businesses to the need to take steps to ensure that they do not possess ESS software. To provide businesses with time to detect and remove ESS software, these measures will apply on the later of January 1, 2014 and Royal Assent to the enacting legislation.

Aboriginal Tax Policy

Taxation is an integral part of good governance as it promotes greater accountability and self-sufficiency and provides revenues for important public services and investments. Therefore, the Government of Canada supports initiatives that encourage the exercise of direct taxation powers by Aboriginal governments.

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To date, the Government of Canada has entered into 34 sales tax arrangements under which Indian Act bands and self-governing Aboriginal groups levy a sales tax within their reserves or their settlement lands. In addition, 14 arrangements respecting personal income taxes are in effect with self-governing Aboriginal groups under which they impose a personal income tax on all residents within their settlement lands. The Government reiterates its willingness to discuss and put into effect direct taxation arrangements with interested Aboriginal governments.

The Government of Canada also supports direct taxation arrangements between interested provinces or territories and Aboriginal governments and has enacted legislation to facilitate such arrangements.

Customs Tariff Measures

Tariff Relief for Canadian Consumers

Budget 2013 proposes to permanently eliminate all tariffs on baby clothes and sports and athletic equipment (excluding bicycles). This measure will support Canadian families and encourage physical activity and healthy living by lowering the costs of importing these goods.

Tariffs on affected goods vary from 2.5 per cent to 20 per cent, and reductions apply to 37 tariff items as currently listed in the Schedule to the Customs Tariff. For these items, the Most-Favoured-Nation (MFN) rates of duty will be reduced to “Free” as outlined in the Notice of Ways and Means Motion to Amend the Customs Tariff.

In certain instances, these MFN reductions are leading to consequential reductions to the rates of duty under other tariff treatments, namely the General Preferential Tariff, the Peru Tariff, the Costa Rica Tariff, the Australia Tariff and the New Zealand Tariff.

The tariff reductions will be given effect by amendments to the Customs Tariff and will be effective in respect of goods imported into Canada on or after April 1, 2013.

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Modernizing Canada’s General Preferential Tariff Regime for Developing Countries

Budget 2013 proposes changes to Canada’s General Preferential Tariff (GPT) regime under the Customs Tariff to ensure that this form of development assistance is appropriately aligned with the global economic landscape. These changes also align Canada’s GPT system with other major tariff-preference granting countries, and target the benefits to countries most in need.

The Department of Finance consulted extensively with stakeholders in preparing this measure, including through the publication of a notice in the Canada Gazette on December 22, 2012.

As announced in the Canada Gazette notice, the Government will withdraw GPT eligibility from 72 higher-income and export-competitive countries, including all G-20 countries. The economic criteria used to determine country eligibility for the GPT will be applied every two years on a forward basis to determine beneficiary country eligibility, similar to the process that exists in many major industrialized nations.

The Government will also ensure that graduating countries from the GPT regime does not reduce the benefits of the Least Developed County Tariff (LDCT) regime. The General Preferential Tariff and Least Developed Country Tariff Rules of Origin Regulations will be amended in order to continue allowing the duty-free importation of textiles and apparel from least developed countries that are produced using textile inputs from current GPT beneficiaries.

The changes to the GPT, to be given effect by amendments to the Customs Tariff and related regulations, are effective in respect of goods imported into Canada on or after January 1, 2015, and will be extended for ten years, until December 31, 2024.

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Previously Announced Measures

Budget 2013 confirms the Government’s intention to proceed with the following previously announced tax and related measures, as modified to take into account consultations and deliberations since their release:

•	Proposed changes to certain GST/HST rules relating to financial institutions released on January 28, 2011;

•	Automobile expense amounts for 2012 announced on December 29, 2011, and for 2013 announced on December 28, 2012;

•	Legislative proposals implementing the proposed changes to the life insurance policyholder exemption test announced in the March 29, 2012 Budget;

•	Legislative proposals released on June 8, 2012 relating to improving the caseload management of the Tax Court of Canada;

•	Legislative proposals released on July 25, 2012 relating to specified investment flow-through entities, real estate investment trusts and publicly-traded corporations;

•	Legislative proposals released on November 27, 2012 relating to income tax rules applicable to Canadian banks with foreign affiliates; and

•	Legislative proposals released on December 21, 2012 relating to income tax technical amendments.

Budget 2013 also reaffirms the Government’s commitment to move forward as required with technical amendments to improve the certainty of the tax system.

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NOTICE OF WAYS AND MEANS MOTION TO AMEND THE INCOME TAX ACT

AND OTHER TAX LEGISLATION

That it is expedient to amend the Income Tax Act (the “Act”) and other tax legislation as follows:

Adoption Expense Tax Credit

1. (1) Paragraph (a) of the definition “adoption period” in subsection 118.01(1) of the Act is replaced by the following:

(a) begins at the earlier of the time that an application is made for registration with a provincial ministry responsible for adoption (or with an adoption agency licensed by a provincial government) and the time, if any, that an application related to the adoption is made to a Canadian court; and

(2) Subsection 1(1) applies to the 2013 and subsequent taxation years.

First-Time Donor’s Super Credit

2. (1) Subsection 118.1(1) of the Act is amended by adding the following in alphabetical order:

“first-time donor”, for a taxation year, means an individual (other than a trust)

(a) who has not deducted an amount under subsection (3) for a preceding taxation year that ends after 2007, and

(b) who is not, at the end of the year, married to a person (other than a person who was at that time separated from the individual by reason of a breakdown of their marriage), or in a common-law partnership with a person, who has deducted an amount under subsection

(3) for a taxation year that ends after 2007 and before the year;

(2) Section 118.1 of the Act is amended by adding the following after subsection (3):

(3.1) For the purpose of computing the tax payable under this Part by a first-time donor for a taxation year that begins after 2012 and ends before 2018, the first-time donor may deduct an amount not exceeding the lesser of $250 and the amount that is 25% of the total of all amounts, each of which is an eligible amount of a gift of money in the year or in any of the four preceding taxation years and in respect of which the first-time donor, or a person who is, at the end of the year, the first-time donor’s spouse (other than a person who was at that time separated from the first-time donor by reason of a breakdown of their marriage) or common-law partner, has deducted an amount for the year under subsection (3).

(3.2) If, at the end of a taxation year, both an individual and a person with whom the individual is married (other than a person who was at that time separated from the individual by reason of a breakdown of their marriage) or in a common-law partnership may deduct an amount under subsection (3.1) for the year, the total of all amounts so deductible by the individual and the other person shall not exceed the maximum amount that would be de-

ductible for the year by either person if the individual were the only one entitled to deduct an amount under subsection (3.1), and where the individual and the other person cannot agree as to what portion of the amount each can deduct, the Minister may fix the portions.

(3) The definition “first-time donor” in subsection 118.1(1) of the Act and subsections 118.1(3.1) and (3.2) of the Act, as enacted by subsections 2(1) and (2), are repealed.

(4) Subsections 2(1) and (2) apply in respect of gifts made on or after Budget Day.

(5) Subsection 2(3) applies to the 2018 and subsequent taxation years.

Lifetime Capital Gains Exemption

3. The Act is modified in accordance with the proposals relating to the increase in, and indexation of, the lifetime capital gains exemption described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Deduction for Safety Deposit Boxes

4. (1) Subsection 18(1) of the Act is amended by striking out “and” at the end of paragraph (v), by adding “and” at the end of paragraph (w), as proposed by the Technical Tax Amendments Act, 2012 (Bill C-48), and by adding the following after paragraph (w):

(x) an amount paid or payable in respect of the use of a safety deposit box of a financial institution.

(2) Subsection 4(1) applies to taxation years that begin on or after Budget Day.

Dividend Tax Credit

5. (1) Subparagraph 82(1)(b)(i) of the Act is replaced by the following:

(i) 18% of the amount determined under paragraph (a) in respect of the taxpayer for the taxation year, and

(2) Subsection 5(1) applies to dividends paid after 2013.

6. (1) Paragraph 121(a) of the Act is replaced by the following:

(a) 13/18 of the amount, if any, that is required by subparagraph 82(1)(b)(i) to be included in computing the individual’s income for the year; and

(2) Subsection 6(1) applies to dividends paid after 2013.

Registered Pension Plans: Correcting Contribution Errors

7. (1) Subsection 56(1) of the Act is amended to require the inclusion in income of the refund of an amount that was deducted as a contribution to a registered pension plan, where the refund relates to a contribution that was made as the result of a reasonable error.

(2) Section 147.1 of the Act is amended to allow the administrator of a registered pension plan to refund an amount from the plan, to a member or a participating employer in respect of the plan, to correct a contribution that was made as the result of a reasonable error, provided that the refund is made no later than December 31 of the year following the year in which the contribution was made and is reported to the Minister of National Revenue in prescribed form.

(3) Subsections 7(1) and (2) apply in respect of registered pension plan contributions made on or after the later of January 1, 2014 and the day on which the enacting legislation receives royal assent.

Extended Reassessment Period: Tax Shelters and Reportable Transactions and Form T1135

8. (1) Paragraph 152(4)(c) of the Act is replaced by the following:

(b.1) an information return described in subsection 237.1(7) or 237.3(2) that is required to be filed in respect of a deduction or claim made by the taxpayer in relation to a tax shelter, or in respect of a tax benefit (as defined in subsection 245(1)) to the taxpayer from an avoidance transaction (as defined in subsection 245(3)), is not filed as and when required, and the assessment, reassessment or additional assessment is made within the period that ends three years after the date, if any, that the information return is filed;

(b.2) the assessment, reassessment or additional assessment is made before the day that is three years after the end of the normal reassessment period for the taxpayer in respect of the year and the taxpayer

(i) has failed to file for the year a prescribed form as and when required under subsection 233.3(3) or to report on the prescribed form the information required in respect of a specified foreign property held by the taxpayer at any time during the year, and

(ii) has failed to report an amount, in respect of a specified foreign property, that is required to be included in computing the taxpayer’s income in a return filed under section 150 for the year;

(c) the taxpayer or person filing the return has filed with the Minister a waiver in prescribed form within the additional three-year period referred to in paragraph (b) or (b.1);

(c.1) the taxpayer or person filing the return has filed with the Minister a waiver in prescribed form within the additional three-year period referred to in paragraph (b.2); or

(2) The portion of subsection 152(4.01) of the Act that is before paragraph (a) is replaced by the following:

(4.01) Notwithstanding subsections (4) and (5), an assessment, reassessment or additional assessment to which paragraph (4)(a), (b), (b.1) or (c) applies in respect of a taxpayer for a taxation year may be made after the taxpayer’s normal reassessment period in respect of the year to the extent that, but only to the extent that, it can reasonably be regarded as relating to,

(3) The portion of paragraph 152(4.01)(b) of the Act before subparagraph (i) is replaced by the following:

(b) if paragraph 4(b), (b.1) or (c) applies to the assessment, reassessment or additional assessment,

(4) Paragraph 152(4.01)(b) of the Act is amended by striking out “or” at the end of sub-paragraph (v), by adding “or” at the end of subparagraph (vi) and by adding the following after subparagraph (vi):

(vii) the deduction, claim or tax benefit referred to in paragraph (4)(b.1).

(5) Subsection 152(4.1) of the Act, as proposed by the Technical Tax Amendments Act, 2012 (Bill C-48), is replaced by the following:

(4.1) If the Minister would, but for this subsection, be entitled to reassess, make an additional assessment or assess tax, interest or penalties by virtue only of the filing of a waiver under subparagraph (4)(a)(ii) or paragraph (4)(c) or (c.1), the Minister may not make such a reassessment, additional assessment or assessment after the day that is six months after the date on which a notice of revocation of the waiver in prescribed form is filed.

(6) Subsections 8(1) and (5) apply to the 2013 and subsequent taxation years, except that, in its application to taxation years that end before Budget Day, subsection 152(4) of the Act, as amended by subsection 8(1), is to be read without reference to paragraph 152(4)(b.1).

(7) Subsections 8(2) to (4) apply to taxation years that end on or after Budget Day.

Taxes in Dispute and Charitable Donation Tax Shelters

9.  (1) Subparagraph 164(1.1)(d)(ii) of the Act is replaced by the following:

  (ii) 1/2 of the amount so assessed that is in controversy if

(A) the taxpayer is a large corporation (within the meaning assigned by subsection 225.1(8)), or

(B) the amount is in respect of a particular amount claimed under section 110.1 or 118.1 and the particular amount was claimed in respect of a tax shelter.

(2) Subsection 9(1) applies in respect of amounts assessed for taxation years that end after 2012.

10. (1) The portion of subsection 225.1 (7) of the Act before paragraph (a) is replaced by the following:

(7) If an amount has been assessed under this Act in respect of a corporation for a taxation year in which it was a large corporation, or in respect of a particular amount claimed under section 110.1 or 118.1 where the particular amount was claimed in respect of a tax shelter, then subsections (1) to (4) do not apply to limit any action of the Minister to collect

(2) Subsection 10(1) applies in respect of amounts assessed for taxation years that end after 2012.

Mineral Exploration Tax Credit for Flow-Through Share Investors

11. (1) Paragraph (a) of the definition “flow-through mining expenditure” in subsection 127(9) of the Act is replaced by the following:

(a) that is a Canadian exploration expense incurred by a corporation after March 2013 and before 2015 (including, for greater certainty, an expense that is deemed by subsection 66(12.66) to be incurred before 2015) in conducting mining exploration activity from or above the surface of the earth for the purpose of determining the existence, location, extent or quality of a mineral resource described in paragraph (a) or (d) of the definition “mineral resource” in subsection 248(1),

(2) Paragraphs (c) and (d) of the definition “flow-through mining expenditure” in subsection 127(9) of the Act are replaced by the following:

(c) an amount in respect of which is renounced in accordance with subsection 66(12.6) by the corporation to the taxpayer (or a partnership of which the taxpayer is a member) under an agreement described in that subsection and made after March 2013 and before April 2014, and

(d) that is not an expense that was renounced under subsection 66(12.6) to the corporation (or a partnership of which the corporation is a member), unless that renunciation was under an agreement described in that subsection and made after March 2013 and before April 2014;

(3) Subsections 11(1) and (2) apply to expenses renounced under a flow-through share agreement entered into after March 2013.

Labour-Sponsored Venture Capital Corporations Tax Credit

12. (1) Paragraph 127.4(5)(a) of the Act is amended to replace “$750” with “$500”.

(2) Paragraph 127.4(5)(a) of the Act, as amended by subsection 12(1), is amended to replace “$500” with “$250”.

(3) Subsection 127.4(5) of the Act, as amended by subsection 12(2), is repealed.

(4) Paragraph 127.4(6)(a) of the Act is amended to replace “15%” with “10%”.

(5) Paragraph 127.4(6)(a) of the Act, as amended by subsection 12(4), is amended to replace “10%” with “5%”.

(6) Subsection 127.4(6) of the Act, as amended by subsection 12(5), is repealed.

(7) Subsections 12(1) and (4) apply to the 2015 taxation year.

(8) Subsections 12(2) and (5) apply to the 2016 taxation year.

(9) Subsections 12(3) and (6) apply to the 2017 and subsequent taxation years.

13. (1) The portion of subsection 204.81(1) of the Act before paragraph (a) is replaced by the following:

204.81 (1) The Minister may register a corporation for the purposes of this Part if the corporation’s application for registration was received prior to Budget Day and if, in the opinion of the Minister, the corporation complies with the following conditions:

(2) Subsection 13(1) is deemed to have come into force on Budget Day.

14. (1) The definition “labour-sponsored funds tax credit” in subsection 211.7(1) of the Act is amended by striking out “and” at the end of paragraph (a) and by replacing paragraph (b) with the following:

(b) if the original acquisition of the share occurred before 2017, the amount that would be determined under subsection 127.4(6) — as that subsection read at the time of the original acquisition and if that subsection were read without reference to paragraphs 127.4(6)(b) and (d) — in respect of the share; and

(c) in any other case, nil.

(2) Subsection 14(1) is deemed to have come into force on Budget Day.

15. (1) Section 211.81 of the Act, as proposed by the Technical Tax Amendments Act, 2012 (Bill C-48), is replaced by the following:

211.81 If a particular amount is payable under a prescribed provision of a provincial law for a taxation year of an individual as determined for the purposes of that provincial law (in this section referred to as the “relevant provincial year”), and an amount has been included in the computation of the labour-sponsored funds tax credit of the individual under subsection 127.4(6) in respect of an approved share that has been disposed of by a qualifying trust in respect of the individual, the individual shall pay a tax for the taxation year in which the relevant provincial year ends equal to the amount determined by the formula

A × B / C

where

A	is the particular amount,

B	is the labour-sponsored funds tax credit in respect of the share, and

C	is the tax credit provided under a law of a province in respect of any previous acquisition of the share.

(2) Subsection 15(1) is deemed to have come into force on October 24, 2012.

16. (1) Paragraph 211.9(b) of the Act is replaced by the following:

(b) the amount that is

(i) 15% of the net cost of the share on the original acquisition by the individual (or by a qualifying trust for the individual in respect of the share) if the original acquisition was made before 2015,

(ii) 10% of the net cost of the share on the original acquisition by the individual (or by a qualifying trust for the individual in respect of the share) if the original acquisition was made in 2015,

(iii) 5% of the net cost of the share on the original acquisition by the individual (or by a qualifying trust for the individual in respect of the share) if the original acquisition was made in 2016, and

(iv) in any other case, nil.

(2) Subsection 16(1) is deemed to have come into force on Budget Day.

17. (1) The Income Tax Regulations are amended by adding the following after section 6701:

6701.1 Notwithstanding section 6701, for the purposes of the definition “approved share” in subsection 127.4(1) of the Act and the definition “eligible investment” in subsection 204.8(1) of the Act, a corporation that submits its application for registration under a provincial statute listed in section 6701 on or after Budget Day is not a prescribed labour-sponsored venture capital corporation.

(2) Subsection 17(1) is deemed to have come into force on Budget Day.

18. The Act and the Income Tax Regulations are further modified in accordance with the proposals relating to labour-sponsored venture capital corporations described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Synthetic Dispositions

19. (1) The Act is amended by adding the following after section 80.5:

80.6 (1) If, at any time, a synthetic disposition arrangement in respect of a property owned by a taxpayer is entered into, the taxpayer is deemed

(a) to have disposed of the property immediately before that time for proceeds equal to its fair market value; and

(b) to have reacquired the property at that time at a cost equal to its fair market value.

(2) Subsection (1) does not apply in respect of an exchange of property to which subsection 51(1) applies.

(2) Subsection 19(1) applies to agreements and arrangements entered into on or after Budget Day. Subsection 19(1) also applies to an agreement or arrangement entered into before Budget Day, the term of which is extended on or after Budget Day, as if the agreement or arrangement were entered into at the time of the extension.

20. (1) Section 112 of the Act is amended by adding the following after subsection (7):

(8) For the purposes of paragraphs (3.01)(b) and (3.11)(b), subclauses (3.2)(a)(ii)(C)(I) and (3.3)(a)(ii)(C)(I) and paragraphs (3.31)(b), (3.32)(b), (4.01)(b), (4.11)(b), (4.21)(b), (4.22)(b), (5.1)(b) and (5.21)(b), if a taxpayer is deemed to dispose of a property under subsection 80.6(1) at a particular time, or would be deemed to dispose of the property under subsection 80.6(1) at that particular time if the references to “one year” in the definition “synthetic disposition arrangement” in subsection 248(1) were “30 days”, and the taxpayer did not own the property throughout the 365–day period that ended immediately before the particular time, the taxpayer is deemed not to own the property while the one or more agreements or other arrangements that resulted, or would have resulted, in the deemed disposition continue to have the effect described in paragraph (b) of the definition “synthetic disposition arrangement” in subsection 248(1).

(2) Subsection 20(1) is deemed to have come into force on Budget Day.

21. (1) Section 126 of the Act is amended by adding the following after subsection (4.4):

(4.5) For the purpose of determining whether the period referred to in subsection (4.2) is one year or less, if a taxpayer is deemed to dispose of a property under subsection 80.6(1) at a particular time, or would be deemed to dispose of the property under subsection 80.6(1) at the particular time, if the references to “one year” in the definition “synthetic disposition arrangement” in subsection 248(1) were “30 days”, and the taxpayer acquired the property less than one year before the particular time, the taxpayer is deemed to have last acquired the property at the earlier of

(a) the time that is immediately before the particular time referred to in subsection (4.2), and

(b) the time that the one or more agreements or other arrangements that resulted, or would have resulted, in the deemed disposition no longer have the effect described in paragraph (b) of the definition “synthetic disposition arrangement” in subsection 248(1);

(2) Subsection 21(1) is deemed to have come into force on Budget Day.

22. (1) Subsection 248(1) of the Act is amended by adding the following in alphabetical order:

“synthetic disposition arrangement”, in respect of a property owned by a taxpayer, means one or more agreements or other arrangements (other than a lease of tangible property or, for civil law, corporeal property) that

(a) are entered into by the taxpayer or by a person or partnership that does not deal at arm’s length with the taxpayer,

(b) have the effect, or would have the effect if entered into by the taxpayer instead of the person or partnership, of eliminating all or substantially all the taxpayer’s risk of loss and opportunity for gain or profit in respect of the property for a period of more than one year,

(c) can, in respect of any agreement or arrangement entered into by a person or partnership that does not deal at arm’s length with the taxpayer, reasonably be considered to have been entered into, in whole or in part, with the purpose of obtaining the effect described in paragraph (b), and

(d) do not (other than as a consequence of subsection 80.6(1)) result in a disposition of the property within one year of the time that they are entered into;

(2) Subsection 22(1) applies to agreements and arrangements entered into on or after Budget Day. Subsection 22(1) also applies to an agreement or arrangement entered into before Budget Day, the term of which is extended on or after Budget Day, as if the agreement or arrangement were entered into at the time of the extension.

Character Conversion Transactions

23. (1) Subsection 12(1) of the Act is amended by striking out “and” at the end of paragraph (z.5), by adding “and” at the end of paragraph (z.6) and by adding the following after paragraph (z.6):

(z.7) the total of all amounts each of which is

(i) if the taxpayer acquires a property under a derivative forward agreement in the year, the amount by which the fair market value of the property at the time it is acquired by the taxpayer exceeds the cost to the taxpayer of the property, or

(ii) if the taxpayer disposes of a property under a derivative forward agreement in the year, the amount by which the sale price of the property exceeds the adjusted cost base to the taxpayer of the property at the time it is disposed of, determined without reference to paragraph 53(1)(t);

(2) Subsection 23(1) applies to agreements entered into on or after Budget Day. Subsection 23(1) also applies to an agreement entered into before Budget Day, the term of which is extended on or after Budget Day, as if the agreement were entered into at the time of the extension.

24. (1) Subsection 20(1) of the Act is amended by striking out “and” at the end of paragraph (vv), by adding “and” at the end of paragraph (ww) and by adding the following after paragraph (ww):

(xx) in respect of a derivative forward agreement of a taxpayer, the amount determined by the formula

A – B

where

A	is the lesser of

(a) the total of all amounts each of which is

(i) if the taxpayer acquires a property under the agreement in the year or a preceding taxation year, the amount by which the cost to the taxpayer of the property exceeds the fair market value of the property at the time it is acquired by the taxpayer, or

(ii) if the taxpayer disposes of a property under the agreement in the year or a preceding taxation year, the amount by which the adjusted cost base to the taxpayer of the property at the time it is disposed of, determined without reference to paragraph 53(2)(x), exceeds the sale price of the property, and

(b) the amount that is,

(i) if final settlement of the agreement occurs in the year, the amount determined under paragraph (a), or

(ii) in any other case, the total of all amounts included under paragraph 12(1)(z.7) in computing the taxpayer’s income in respect of the agreement for the year or a preceding taxation year,

B	is the total of all amounts deducted under this paragraph in respect of the agreement for a preceding taxation year.

(2) Subsection 24(1) applies to agreements entered into on or after Budget Day. Subsection 24(1) also applies to an agreement entered into before Budget Day, the term of which is extended on or after Budget Day, as if the agreement were entered into at the time of the extension.

25. (1) Subsection 53(1) of the Act is amended by striking out “and” at the end of paragraph (q) and by adding the following after paragraph (r):

(s) if the property was acquired under a derivative forward agreement, any amount required to be included in respect of the property under subparagraph 12(1)(z.7)(i) in computing the income of the taxpayer for a taxation year; and

(t) if the property is disposed of under a derivative forward agreement, any amount required to be included in respect of the property under subparagraph 12(1)(z.7)(ii) in computing the income of the taxpayer for the taxation year that includes that time.

(2) Subsection 53(2) of the Act is amended by striking out “and” at the end of paragraph (u) and by adding the following after paragraph (v):

(w) if the property was acquired under a derivative forward agreement, any amount deductible in respect of the property under paragraph 20(1)(xx) in computing the income of the taxpayer for a taxation year; and

(x) if the property is disposed of under a derivative forward agreement, any amount deductible in respect of the property under paragraph 20(1)(xx) in computing the income of the taxpayer for the taxation year that includes that time.

(3) Subsections 25(1) and (2) are deemed to have come into force on Budget Day.

26. (1) Subsection 248(1) of the Act is amended by adding the following in alphabetical order:

“derivative forward agreement”, of a taxpayer, means an agreement entered into by the taxpayer to purchase or sell a capital property where

(a) the term of the agreement exceeds 180 days or the agreement is part of a series of agreements with a term that exceeds 180 days,

(b) in the case of a purchase agreement, the amount of the property to be delivered to the taxpayer on settlement, including partial settlement, of the agreement is determined, in whole or in part, by reference to an underlying interest (including a value, price, rate, variable, index, event, probability or thing) other than

(i) the value of the property,

(ii) income or capital gains in respect of the property, or

(iii) if the property is an interest in a partnership, trust or corporation, a return or distribution of capital in respect of the interest in the partnership, trust or corporation, and

(c) in the case of a sale agreement, the sale price of the property is determined, in whole or in part, by reference to an underlying interest (including a value, price, rate, variable, index, event, probability or thing) other than

(i) the value of the property,

(ii) income or capital gains in respect of the property, or

(iii) if the property is an interest in a partnership, trust or corporation, a return or distribution of capital in respect of the interest in the partnership, trust or corporation;

(2) Subsection 26(1) applies to agreements entered into on or after Budget Day. Subsection 26(1) also applies to an agreement entered into before Budget Day, the term of which is extended on or after Budget Day, as if the agreement were entered into at the time of the extension.

Trust Loss Trading

27. (1) The Act is amended by adding the following after section 251.1:

251.2 (1) The definitions in this subsection apply in this section.

“beneficiary” has the same meaning as in subsection 251.1(3).

“equity” has the same meaning as in subsection 122.1(1) read without reference to paragraph (e) of the definition “equity” in that subsection.

“equity value” has the same meaning as in subsection 122.1(1).

“majority-interest beneficiary” has the same meaning as in subsection 251.1(3).

“majority-interest group of beneficiaries” has the same meaning as in subsection 251.1(3).

“person” includes a partnership.

“specified right”, held at any time by a person in respect of a trust, means a right under a contract, in equity or otherwise, to acquire, either immediately or in the future and either absolutely or contingently, equity of the trust, or to cause the trust to redeem or cancel equity of the trust, unless the right is not exercisable at that time because its exercise is contingent on the death, bankruptcy or permanent disability of an individual.

“subsidiary”, of a particular person at any time, means a corporation, partnership or trust (in this definition referred to as the “subject entity”) where

(a) the particular person holds at that time property

(i) that is equity of the subject entity, or

(ii) all or part of the fair market value of which is derived directly or indirectly from equity of the subject entity; and

(b) the total of the following amounts is at that time equal to more than 50% of the equity value of the subject entity:

(i) the total of all amounts each of which is the fair market value at that time of a property described in subparagraph (a)(i), and

(ii) the total of all amounts each of which is the portion of the fair market value at that time, of a property described in subparagraph (a)(ii), that is derived directly or indirectly from equity of the subject entity.

(2) For the purposes of this Act, a trust is at any time subject to a loss restriction event if

(a) that time is on or after Budget Day and after the time at which the trust is created; and

(b) at that time a person becomes a majority-interest beneficiary, or a group of persons becomes a majority-interest group of beneficiaries, of the trust.

(3) For the purposes of subsection (2), a person is deemed not to become a majority-interest beneficiary, and a group of persons is deemed not to become a majority-interest group of beneficiaries, as the case may be, of a particular trust solely because of

(a) the acquisition of equity of the particular trust by

(i) a particular person from another person with whom the particular person was affiliated immediately before the acquisition,

(ii) a particular person who was affiliated with the particular trust immediately before the acquisition,

(iii) an estate from an individual, if the estate arose on and as a consequence of the death of the individual and the individual contributed the equity to the estate as a consequence of the death, or

(iv) a particular person from an estate that arose on and as a consequence of the death of an individual, if the individual contributed the equity to the estate as a consequence of the death and was affiliated with the particular person immediately before the death;

(b) a variation in the terms of the particular trust, the satisfaction of or failure to satisfy a condition under the terms of the particular trust, the exercise by any person of or the failure by any person to exercise a power, or (without limiting the generality of the foregoing) the redemption, surrender or termination of equity of the particular trust at any time, if each majority-interest beneficiary, and each member of a majority-interest group of beneficiaries, of the particular trust immediately after that time was affiliated with the particular trust immediately before

(i) that time, or

(ii) in the case of the redemption or surrender of equity of the particular trust that was held, immediately before that time, by an estate and that was acquired by the estate from an individual as described in subparagraph (a)(iii), the individual’s death;

(c) the transfer at any time of all the equity of the particular trust to a corporation, partnership or another trust (in this paragraph referred to as the “acquirer”), if

(i) the only consideration for the transfer is equity (determined without reference to paragraph (d) of the definition “equity” in subsection 122.1(1)) of the acquirer,

(ii) at all times before that time the acquirer

(A) never held property, or

(B) held only property having a nominal value, and

(iii) immediately after that time the acquirer is neither

(A) a subsidiary of any person, nor

(B) if the acquirer is a corporation, controlled, directly or indirectly in any manner whatever, by a person or group of persons; and

(d) the transfer at any time of equity of the particular trust to a corporation, partnership or another trust (in this paragraph referred to as the “acquirer”), if

(i) immediately before that time a person was a majority-interest beneficiary, or a group of persons was a majority-interest group of beneficiaries, of the particular trust,

(ii) immediately after that time the person, or group of persons, as the case may be, described in subparagraph (i) in respect of the particular trust, and no other person or group of persons, is

(A) if the acquirer is a corporation, a person by whom, or a group of persons by which, the corporation is controlled, directly or indirectly in any manner whatever,

(B) if the acquirer is a partnership, a majority-interest partner, or a majority-interest group of partners, of the partnership, and

(C) if the acquirer is a trust, a majority-interest beneficiary, or a majority-interest group of beneficiaries, of the trust, and

(iii) at no time during a series of transactions or events that includes the transfer does the person or group of persons, as the case may be, described in subparagraph (i) in respect of the particular trust, cease to be a person or group of persons described in any of clauses (ii)(A) to (C) in respect of the acquirer.

(4) For the purposes of subsection (2), and subject to subsection (3), a person is deemed to become at a particular time a majority-interest beneficiary of a particular trust if

(a) a particular person is at and immediately before the particular time a majority-interest beneficiary, or a member of a majority-interest group of beneficiaries, of the particular trust, and the particular person is at the particular time, but is not immediately before the particular time, a subsidiary of another person (in this paragraph referred to as the “acquirer”), unless

(i) the acquirer is immediately before the particular time affiliated with the particular trust, or

(ii) this paragraph previously applied to deem a person to become a majority-interest beneficiary of the particular trust because of the particular person becoming, as part of a series of transactions or events that includes the particular person becoming at the particular time a subsidiary of the acquirer, a subsidiary of another person that is at the particular time a subsidiary of the acquirer; and

(b) at the particular time, as part of a series of transactions or events, two or more persons acquire equity of the particular trust in exchange for or upon a redemption or surrender of equity of a corporation, partnership or another trust, unless

(i) a person affiliated with the corporation, partnership or other trust was immediately before the particular time a majority-interest beneficiary of the particular trust,

(ii) if all the equity of the particular trust that was acquired at or before the particular time as part of the series were acquired by one person, the person would not at the particular time be a majority-interest beneficiary of the particular trust, or

(iii) this paragraph previously applied to deem a person to become a majority-interest beneficiary of the particular trust because of an acquisition of equity of the particular trust that was part of the series.

(5) In applying this section,

(a) in determining whether persons are affiliated with each other

(i) section 251.1 is to be read without reference to the definition “controlled” in subsection 251.1(3),

(ii) in determining whether an individual (other than a trust) is affiliated with another individual (other than a trust), individuals connected by blood relationship, marriage or common-law partnership or adoption are deemed to be affiliated with one another, and

(iii) if, at any time as part of a series of transactions or events a person acquires equity of a corporation, partnership or trust, and it can reasonably be concluded that one of the reasons for the acquisition, or for making any agreement or undertaking in respect of the acquisition, is to cause a condition in subsection (3) or (4) regarding affiliation to be satisfied at a particular time, the condition is deemed not to be satisfied at the particular time; and

(b) in determining whether a particular person becomes at any time a majority-interest beneficiary, or a particular group of persons becomes at any time a majority-interest group of beneficiaries, of a trust, the fair market value of each person’s equity of the trust is to be determined at and immediately before that time

(i) without reference to the portion of that fair market value that is attributable to property acquired, if it can reasonably be considered that one of the reasons for the acquisition is to cause subsection (2) not to apply,

(ii) without reference to the portion of that fair market value that is attributable to a change in the fair market value of all or part of any equity of the trust, if it can reasonably be considered that one of the reasons for the change is to cause subsection (2) not to apply, and

(iii) as if each specified right held immediately before that time by the particular person or by a member of the particular group in respect of the trust is at that time exercised, if it can reasonably be considered that one of the reasons for the acquisition of the right is to cause subsection (2) not to apply.

(6) For the purposes of this Act, if a trust is subject to a loss restriction event at a particular time on a day, the trust is deemed to be subject to the loss restriction event at the beginning of that day and not at the particular time unless the trust elects in its return of income under Part I filed for its taxation year that ends immediately before the loss restriction event not to have this subsection apply.

(2) The Act and the Income Tax Regulations are further modified to make such amendments as are necessary to give effect to the proposals relating to trust loss trading described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day, including amendments, to account for a trust becoming subject to a loss restriction event, to subsections 10(10) and (11) and 12(10.4), paragraph 13(7)(f), clause 13(21.2)(e)(iii)(D), subsections 13(24) and (25), paragraph 14(12)(f), subparagraphs 18(15)(b)(iii) and 18.1(10)(b)(ii), paragraph 37(1)(h), subsection 37(6.1), subparagraph 40(3.4)(b)(iii), paragraph 53(2)(b.2), paragraph (f) of the definition “superficial loss” in section 54, sections 66 and 80, paragraphs 80.04(4)(h) and 87(2.1)(b), subsections 111(4) to (5.5) and (12), paragraph (c) of the description of C in the definition “net capital loss” in subsection 111(8), paragraphs (j) and (k) of the definition “investment tax credit” in subsection 127(9), subsections 127(9.1) and (9.2), section 132.2, subsection 249(4) and section 256 of the Act and section 600 of the Income Tax Regulations.

(3) Subsections 27(1) and (2) apply to transactions that occur on or after Budget Day, other than transactions that the parties are obligated to complete pursuant to the terms of an agreement in writing between the parties entered into before Budget Day. Parties will be considered not to be obligated to complete a transaction if one or more of those parties may be excused from completing the transaction as a result of changes to the Act.

Non-Resident Trusts

28. (1) The portion of subsection 75(2) of the Act before paragraph (a) is replaced by the following:

(2) If a trust, that is resident in Canada and that was created in any manner whatever since 1934, holds property on condition

(2) Paragraphs 75(3)(c) to (c.3) of the Act, as proposed by the Technical Tax Amendments Act, 2012 (Bill C-48), are replaced with the following:

(c) by a qualifying environmental trust; or

(3) Subsections 28(1) and (2) apply to taxation years that end on or after Budget Day.

29. (1) Paragraph 94(4)(h) of the Act, as proposed by the Technical Tax Amendments Act, 2012 (Bill C-48), is replaced by the following:

(h) determining whether subsection 75(2) applies in respect of the trust.

(2) Section 94 of the Act, as proposed by the Technical Tax Amendments Act, 2012 (Bill C-48), is amended by adding the following after subsection (8):

(8.1) Subsection (8.2) applies at any time to a particular person, and to a particular property, in respect of a trust, if at that time

(a) the particular person is resident in Canada; and

(b) the trust holds the particular property on condition that the particular property or property substituted for the particular property

(i) may

(A) revert to the particular person, or

(B) pass to one or more persons or partnerships to be determined by the particular person, or

(ii) shall not be disposed of by the trust during the existence of the particular person, except with the person’s consent or in accordance with the person’s direction.

(8.2) If this subsection applies at any time to a particular person, and to a particular property, in respect of a trust, in applying this section in respect of the trust for a taxation year of the trust that includes that time

(a) every transfer or loan made at or before that time by the particular person (or by a trust or partnership of which the particular person was a beneficiary or member, as the case may be) of the particular property, of another property for which the particular property is a substitute, or of property from which the particular property derives, or the other property derived, its value in whole or in part, directly or indirectly, is deemed to be a transfer or loan, as the case may be, by the particular person of restricted property; and

(b) paragraph (2)(c) is to be read without reference to subparagraph (2)(c)(iii) in its application to each transfer and loan described in paragraph (a).

(3) Subsections 29(1) and (2) apply to taxation years that end on or after Budget Day.

30. (1) The portion of paragraph 107(4.1)(b) of the Act, as proposed by the Technical Tax Amendments Act, 2012 (Bill C-48), before subparagraph (i) is replaced by the following:

(b) subsection 75(2) or 94(8.2) was applicable, or subsection 75(2) would have been applicable if it were read without reference to “while the person is resident in Canada” and if subsection 75(3) as it read immediately before Budget Day were read without reference to its paragraph (c.2), at a particular time in respect of any property of

(2) Subsection 30(1) applies to taxation years that end on or after Budget Day.

Scientific Research and Experimental Development Program

31. The Act is modified to introduce a penalty of $1,000 in respect of each scientific research and experimental development program claim made by a taxpayer for which prescribed information about tax preparation is missing, incomplete or inaccurate. If a tax preparer participates in the preparation of the claim, the tax preparer will be jointly and severally, or solidarily, liable with the taxpayer for the penalty. The penalty applies in respect of claims filed on or after the later of January 1, 2014 and the day on which the enacting legislation receives royal assent.

Mining Expenses — Pre-Production Mine Development Expenses

32. (1) Paragraph (g) of the definition “Canadian exploration expense” in subsection 66.1(6) of the Act is replaced by the following:

(g) any expense incurred by the taxpayer after November 16, 1978 and before Budget Day for the purpose of bringing a new mine in a mineral resource in Canada, other than a bituminous sands deposit or an oil shale deposit, into production, in reasonable commercial quantities and incurred before the new mine comes into production in such quantities, including an expense for clearing, removing overburden, stripping, sinking a mine shaft or constructing an adit or other underground entry, but not including any expense that results in revenue or can reasonably be expected to result in revenue earned before the new mine comes into production in reasonable commercial quantities, except to the extent that the total of all such expenses exceeds the total of those revenues,

(2) The definition “Canadian exploration expense” in subsection 66.1(6) of the Act is amended by adding the following after paragraph (g.2):

(g.3) any expense incurred by the taxpayer that would be described in paragraph (g) if the reference to “ Budget Day” in that paragraph were “2017” and that is incurred

(i) under an agreement in writing entered into by the taxpayer before Budget Day, or

(ii) as part of the development of a new mine, if

(A) the construction of the new mine was started by, or on behalf of, the taxpayer before Budget Day (and for this purpose construction does not include obtaining permits or regulatory approvals, conducting environmental assessments, community consultations or impact benefit studies, and similar activities), or

(B) the engineering and design work for the construction of the new mine, as evidenced in writing, was started by, or on behalf of, the taxpayer before Budget Day (and for this purpose engineering and design work does not include obtaining permits or regulatory approvals, conducting environmental assessments, community consultations or impact benefit studies, and similar activities),

(g.4) any expense, or portion of any expense, incurred by the taxpayer and determined by the formula

A × B

where

A	is an expense that would be described in paragraph (g) if the reference to “Budget Day” in that paragraph were “ 2018” and that is not described in paragraph (g.3), and

B	is

(i) 100% if the expense is incurred before 2015,

(ii) 80% if the expense is incurred in 2015,

(iii) 60% if the expense is incurred in 2016, and

(iv) 30% if the expense is incurred in 2017;

(3) The description of A in the definition “eligible oil sands mine development expense” in subsection 66.1(6) of the Act is replaced by the following:

A	is an expense that would be a Canadian exploration expense of the taxpayer described in paragraph (g) of the definition “Canadian exploration expense” if that paragraph were read without reference to “and before Budget Day” and “other than a bituminous sands deposit or an oil shale deposit”, but does not include an expense that is a specified oil sands mine development expense, and

(4) Paragraph (a) of the definition “specified oil sands mine development expense” in subsection 66.1(6) of the Act is replaced by the following:

(a) would be a Canadian exploration expense described in paragraph (g) of the definition “Canadian exploration expense” if that paragraph were read without reference to “and before Budget Day” and “other than a bituminous sands deposit or an oil shale deposit”,

(5) Subsections 32(1) to (4) are deemed to have come into force on Budget Day.

33. (1) The definition “Canadian development expense” in subsection 66.2(5) of the Act is amended by adding the following after paragraph (c.1):

(c.2) any expense, or portion of any expense, that is not a Canadian exploration expense incurred by the taxpayer on or after Budget Day for the purpose of bringing a new mine in a mineral resource in Canada, other than a bituminous sands deposit or an oil shale deposit, into production, in reasonable commercial quantities and incurred before the new mine comes into production in such quantities, including an expense for clearing, removing overburden, stripping, sinking a mine shaft or constructing an adit or other underground entry,

(2) Subsection 33(1) is deemed to have come into force on Budget Day.

Reserve for Future Services

34. (1) Subsection 20(7) of the Act is amended by striking out “or” at the end of paragraph (b), by adding “or” at the end of paragraph (c) and by adding the following after paragraph (c):

(d) as a reserve in respect of a reclamation obligation.

(2) Subsection 34(1) applies in respect of amounts received on or after Budget Day. However, that subsection does not apply in respect of an amount received that is directly attributable to a reclamation obligation, that was authorized by a government or regulatory authority before Budget Day and that is received

(a) under a written agreement between the taxpayer and another party (other than a government or regulatory authority) that was entered into before Budget Day and not extended or renewed on or after Budget Day; or

(b) before 2018.

Additional Deduction for Credit Unions

35. (1) Subsection 137(3) of the Act is replaced by the following:

(3) There may be deducted from the tax otherwise payable under this Part for a taxation year by a corporation that was, throughout the year, a credit union, an amount equal to the amount determined by the formula

A x B x C

where

A	is the rate that would, if subsection 125(1.1) applied to the corporation for the year, be its small business deduction rate for the year within the meaning assigned by that subsection,

B	is the amount, if any, determined by the formula

D – E

where

D	is the lesser of

(a) the corporation’s taxable income for the year, and

(b) the amount, if any, by which 4/3 of the corporation’s maximum cumulative reserve at the end of the year exceeds the corporation’s preferred-rate amount at the end of the immediately preceding taxation year,

E	is the least of the amounts determined under paragraphs 125(1)(a) to (c) in respect of the corporation for the year, and

C	is the percentage that is the total of

(a) the proportion of 100% that the number of days in the year that are before Budget Day is of the number of days in the year,

(b) the proportion of 80% that the number of days in the year that are on or after Budget Day and before 2014 is of the number of days in the year,

(c) the proportion of 60% that the number of days in the year that are in 2014 is of the number of days in the year,

(d) the proportion of 40% that the number of days in the year in 2015 is of the number of days in the year,

(e) the proportion of 20% that the number of days in the year in 2016 is of the number of days in the year, and

(f) if one or more days in the year are after 2016, 0%.

(2) The Act is further modified to make such amendments as are necessary to give effect to the proposals relating to the additional deduction for credit unions described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

(3) Subsections 35(1) and (2) apply to taxation years that end on or after Budget Day.

Leveraged Life Insurance Arrangements

36. (1) The portion of subparagraph 20(1)(e.2)(i) of the Act before clause (A) is replaced by the following:

(i) the premiums payable by the taxpayer under a life insurance policy (other than an annuity contract or LIA policy) in respect of the year, if

(2) Subparagraph 20(1)(e.2)(ii) of the Act is replaced by the following:

(ii) the net cost of pure insurance in respect of the year (other than in respect of a period after 2013 if the policy is a 10/8 policy), as determined in accordance with the regulations, in respect of the interest in the policy referred to in clause (i)(A),

(3) Section 20 of the Act is amended by adding the following after subsection (2):

(2.01) For the purposes of paragraphs (1)(c) and (d), interest does not include an amount that is paid or payable on or after Budget Day in respect of a period after 2013 and that is described in paragraph (a) of the definition “10/8 policy” in subsection 248(1).

(4) Subsections 36(1) to (3) apply to taxation years that end on or after Budget Day.

37. (1) Section 70 of the Act is amended by adding the following after subsection (5.3):

(5.31) For the purposes of subsections (5) and 104(4), the fair market value at any time of any property deemed to have been disposed of at that time as a consequence of a particular individual’s death is to be determined as though the fair market value at that time of any annuity contract were the total of all amounts each of which is the amount of a premium paid on or before that time under the contract if

(a) the contract is, in respect of an LIA policy, a contract referred to in subparagraph

(b)(ii) of the definition “LIA policy” in subsection 248(1); and

(b) the particular individual is the individual, in respect of the LIA policy, referred to in that subparagraph.

(2) Subsection 37(1) applies to taxation years that end on or after Budget Day.

38. (1) The portion of paragraph (d) of the definition “capital dividend account” in subsection 89(1) of the Act after subparagraph (i) is replaced by the following:

(ii) all amounts each of which is the proceeds of a life insurance policy (other than an LIA policy) of which the corporation was not a beneficiary on or before June 28, 1982 received by the corporation in the period and after May 23, 1985 in consequence of the death of any person exceeds the total of all amounts each of which is

(iii) the adjusted cost basis (within the meaning assigned by subsection 148(9)) of a policy referred to in subparagraph (i) or (ii) to the corporation immediately before the death, or

(iv) if the policy is a 10/8 policy and the death occurs after 2013, the amount outstanding, immediately before the death, of the borrowing or the policy loan, as the case may be, that is described in paragraph (a) of the definition “10/8 policy” in subsection 248(1) in respect of the policy,

(2) Subsection 38(1) applies to taxation years that end on or after Budget Day.

39. (1) Section 148 of the Act is amended by adding the following after subsection (4):

(5) If a policyholder has on or after Budget Day and before 2014 disposed of an interest in a 10/8 policy because of a partial or complete surrender of the policy, the policyholder may deduct in computing the policyholder’s income for the taxation year in which the disposition occurs an amount that does not exceed the least of

(a) the amount included under subsection (1) in computing the policyholder’s income for the year in respect of the disposition,

(b) the total of all amounts each of which is an amount, to the extent that the amount has not otherwise been included in determining an amount under this paragraph, of a payment made on or after Budget Day and before 2014 that reduces the amount outstanding of a borrowing or policy loan, as the case may be, described in paragraph (a) of the definition “10/8 policy” in subsection 248(1) in respect of the policy, and

(c) the total of all amounts each of which is an amount, to the extent that the amount has not otherwise been included in determining an amount under this paragraph, that the policyholder is entitled to receive as a result of the disposition and that is paid after Budget Day and before 2014 out of an investment account described in paragraph (b) of the definition “10/8 policy” in subsection 248(1) in respect of the policy.

(2) Subsection 39(1) applies to taxation years that end on or after Budget Day.

40. (1) Subsection 248(1) of the Act is amended by adding the following definitions in alphabetical order:

“LIA policy” means a life insurance policy (other than an annuity) where

(a) a particular person or partnership becomes obligated on or after Budget Day to repay an amount to another person or partnership (in this definition referred to as the “lender”) at a time determined by reference to the death of a particular individual whose life is insured under the policy, and

(b) the lender is assigned an interest in

(i) the policy, and

(ii) an annuity contract the terms of which provide that payments are to continue for a period that ends no earlier than the death of the particular individual;

“10/8 policy” means a life insurance policy (other than an annuity) where

(a) an amount is or may become

(i) payable, under the terms of a borrowing, to a person or partnership that has been assigned an interest in the policy or in an investment account in respect of the policy, or

(ii) payable (within the meaning assigned by the definition “amount payable” in subsection 138(12)) under a policy loan (as defined in subsection 148(9)) made in accordance with the terms and conditions of the policy, and

(b) either

(i) the rate of interest payable on an obligation held in an investment account in respect of the policy is determined by reference to the rate of interest payable on the borrowing or policy loan, as the case may be, described in paragraph (a), or

(ii) the maximum amount of an investment account in respect of the policy is determined by reference to the amount of the borrowing or policy loan, as the case may be, described in paragraph (a);

(2) Subsection 40(1) applies to taxation years that end on or after Budget Day.

41. (1) Section 201 of the Income Tax Regulations is amended by adding the following after subsection (5):

(5.1) Subsection (5) applies to an insurer in respect of an LIA policy in respect of a calendar year only if

(a) the insurer is notified in writing – before the end of the calendar year and by, or on behalf, of the policyholder – that the policy is an LIA policy; or

(b) it is reasonable to conclude that the insurer knew, or ought to have known, before the end of the calendar year, that the policy is an LIA policy.

(2) Subsection 41(1) applies to taxation years that end on or after Budget Day.

42. (1) The portion of subsection 306(1) of the Income Tax Regulations before paragraph (a) is replaced by the following:

306. (1) For the purposes of this Part and subsection 12.2(11) of the Act, “exempt policy” at any time means a life insurance policy (other than an annuity contract, LIA policy or a deposit administration fund policy) in respect of which the following conditions are met at that time:

(2) Subsection 42(1) applies to taxation years that end on or after Budget Day.

Restricted Farm Losses

43. (1) The portion of subsection 31(1) of the Act before paragraph (a) is replaced by the following:

31. (1) If a taxpayer’s chief source of income for a taxation year is neither farming nor a combination of farming and some other source of income that is a subordinate source of income for the taxpayer, then for the purposes of sections 3 and 111 the taxpayer’s loss, if any, for the year from all farming businesses carried on by the taxpayer shall be deemed to be the total of

(2) Clause 31(1)(a)(ii)(B) of the Act is replaced by the following:

(B) $15,000, and

(3) Subsections 43(1) and (2) apply to taxation years that end on or after Budget Day.

Corporate Loss Trading

44. (1) Paragraph 87(2)(g.1) of the Act is replaced by the following:

(g.1) for the purposes of sections 12.4 and 26, subsection 97(3) and section 256.1, the new corporation is deemed to be the same corporation as, and a continuation of, each predecessor corporation;

(2) Subsection 44(1) is deemed to have come into force on Budget Day.

45. (1) The portion of subsection 256(8) of the Act after paragraph (e) is replaced by the following:

the taxpayer is deemed to be in the same position in relation to the control of the corporation as if the right were immediate and absolute and as if the taxpayer had exercised the right at that time for the purpose of determining whether control of a corporation has been acquired for the purposes of subsections 10(10) and 13(24), section 37, subsections 55(2), 66(11), (11.4) and (11.5), 66.5(3), 66.7(10) and (11), section 80, paragraph 80.04(4)(h), subparagraph 88(1)(c)(vi), paragraph 88(1)(c.3), subsections 88(1.1) and (1.2), sections 111 and 127 and subsections 181.1(7), 190.1(6) and 249(4), and in determining for the purpose of section 251.1 whether a corporation is controlled by any other person or group of persons.

(2) Subsection 45(1) is deemed to have come into force on Budget Day.

46. (1) The Act is amended by adding the following after section 256:

256.1 (1) The definitions in this subsection apply in this section.

“attribute trading restriction” means a restriction on the use of a tax attribute arising on the application, either alone or in combination with other provisions, of any of this section, subsections 10(10), 13(21.2) and (24) and 14(12), section 37, subsections 40(3.4), 66(11.4) and (11.5), 66.7(10) and (11), 69(11) and 88(1.1) and (1.2), sections 111 and 127 and subsections 181.1(7), 190.1(6), 249(4) and 256(7).

“person” includes a partnership.

“specified provision” means any of subsections 10(10) and 13(24), paragraph 37(1)(h), subsections 66(11.4) and (11.5), subsections 66.7(10) and (11) and 111(4), (5), (5.1), (5.2) and (5.3), paragraphs (j) and (k) of the definition “investment tax credit” in subsection 127(9), subsections 181.1(7) and 190.1(6) and any provision of similar effect.

(2) Subsection (3) applies at a particular time in respect of a corporation if

(a) shares of the capital stock of the corporation held by a person, or the total of all shares of the capital stock of the corporation held by members of a group of persons, as the case may be, have at the particular time a fair market value that exceeds 75% of the fair market value of all the shares of the capital stock of the corporation;

(b) shares, if any, of the capital stock of the corporation held by the person, or the total of all shares of the capital stock of the corporation held by members of the group, have immediately before the particular time a fair market value equal to or less than 75% of the fair market value of all the shares of the capital stock of the corporation;

(c) the person or group does not control the corporation at the particular time; and

(d) it is reasonable to conclude that one of the main reasons that the person or group does not control the corporation is to avoid the application of one or more specified provisions.

(3) If this subsection applies at a particular time in respect of a corporation, then for the purposes of the attribute trading restrictions,

(a) the person or group referred to in subsection (2) is deemed to acquire control of the corporation, and each corporation controlled by the corporation, at the particular time and not at any time after the particular time solely because this paragraph applied at the particular time; and

(b) during the period that the condition in paragraph (2)(a) is satisfied, each corporation referred to in paragraph (a) — and any corporation incorporated or otherwise formed subsequent to that time and controlled by that corporation — is deemed not to be related to, or affiliated with, any person to which it was related to, or affiliated with, immediately before paragraph (a) applies.

(4) For the purposes of applying paragraph (2)(a) in respect of a person or a group of persons,

(a) if it is reasonable to conclude that one of the reasons that one or more transactions or events occur is to cause a person, or a group of persons, not to hold shares having a fair market value that exceed 75% of the fair market value of all the shares of the capital stock of a corporation, the paragraph is to be applied without reference to those transactions or events; and

(b) the person, or each member of the group, is deemed to have exercised each right that is held by the person or a member of the group and that is referred to in paragraph 251(5)(b) in respect of a share of the corporation referred to in paragraph (2)(a).

(5) For the purposes of subsections (2) to (4), if the fair market value of the shares of the capital stock of a corporation is nil at any time, then for the purpose of determining the fair market value of those shares, the corporation is deemed, at that time, to have assets net of liabilities equal to $100,000 and to have $100,000 of income for the taxation year that includes that time.

(6) If, at any time as part of a transaction or event or series of transactions or events control of a particular corporation is acquired by a person, or a group of persons, and it can reasonably be concluded that one of the main reasons for the acquisition of control is so that a specified provision does not apply to one or more corporations, the attribute trading restrictions are deemed to apply to each of those corporations as if control of each such corporation is acquired at that time.

(2) Subsection 46(1) is deemed to have come into force on Budget Day.

(3) Notwithstanding subsection 46(2), subsection 46(1) does not apply to an event or transaction that occurs on or after Budget Day pursuant to an obligation created by the terms of an agreement in writing entered into between parties before Budget Day. For the purposes of this subsection, parties will be considered not to be obligated if one or more of those parties may be excused from fulfilling the obligation as a result of changes to the Act.

International Electronic Funds Transfers

47. The Income Tax Act, Excise Act, 2001 and Excise Tax Act are modified in accordance with the proposals relating to the reporting of international electronic funds transfers described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Information Requirements Regarding Unnamed Persons

48. (1) The portion of subsection 231.2(3) of the Act before paragraph (a) is replaced by the following:

(3) A judge of the Federal Court may, on application by the Minister and subject to such conditions as the judge considers appropriate, authorize the Minister to impose on a third party a requirement under subsection (1) relating to an unnamed person or more than one unnamed person (in this section referred to as the “group”) where the judge is satisfied by information on oath that

(2) Subsections 231.2(4) to (6) of the Act are repealed.

(3) Subsections 48(1) and (2) apply to applications made by the Minister of National Revenue after royal assent to the enacting legislation.

Stop International Tax Evasion Program

49. The Act is modified in accordance with the proposals relating to the Stop International Tax Evasion Program described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Thin Capitalization Rules

50. (1) Section 12 of the Act is amended by adding the following after subsection (2.01), as proposed by the Technical Tax Amendments Act, 2012 (Bill C-48):

(2.02) For the purposes of this Act, if an amount is included in computing the income of a taxpayer for a taxation year because of paragraph (1)(l.1) in respect of interest that is deductible by a partnership in computing its income from a particular source or from sources in a particular place, the amount is deemed to be from the particular source or from sources in the particular place, as the case may be.

(2) Subsection 50(1) applies to taxation years that begin after 2013.

51. (1) Subsection 18(4) of the Act is replaced by the following:

(4) Notwithstanding any other provision of this Act (other than subsection (8)), in computing the income for a taxation year of a corporation or a trust from a business (other than the Canadian banking business of an authorized foreign bank) or property, no deduction shall be made in respect of that proportion of any amount otherwise deductible in computing its income for the year in respect of interest paid or payable by it on outstanding debts to specified non-residents that

(a) the amount, if any, by which

(i) the average of all amounts each of which is, in respect of a calendar month that ends in the year, the greatest total amount at any time in the month of the outstanding debts to specified non-residents of the corporation or trust, exceeds

(ii) 1.5 times the equity amount of the corporation or trust for the year, is of

(b) the amount determined under subparagraph (a)(i) in respect of the corporation or trust for the year.

(2) Paragraph (a) of the definition “outstanding debts to specified non-residents” in subsection 18(5) of the Act and the portion of that definition before paragraph (a) are replaced by the following: “outstanding debts to specified non-residents”, of a corporation or trust at any particular time in a taxation year, means

(a) the total of all amounts each of which is an amount outstanding at that time as or on account of a debt or other obligation to pay an amount

(i) that was payable by the corporation or trust to a person who was, at any time in the year,

(A) a specified non-resident shareholder of the corporation or a specified non-resident beneficiary of the trust, or

(B) a non-resident person who was not dealing at arm’s length with a specified shareholder of the corporation or a specified beneficiary of the trust, as the case may be, and

(ii) on which any amount in respect of interest paid or payable by the corporation or trust is or would be, but for subsection (4), deductible in computing the income of the corporation or trust for the year,

(3) Subsection 18(5) of the Act is amended by adding the following in alphabetical order: “beneficiary” has the same meaning as in subsection 108(1);

“equity amount”, of a corporation or trust for a taxation year, means

(a) in the case of a corporation resident in Canada, the total of

(i) the retained earnings of the corporation at the beginning of the year, except to the extent that those earnings include retained earnings of any other corporation,

(ii) the average of all amounts each of which is the corporation’s contributed surplus (other than any portion of that contributed surplus that arose in connection with an investment, as defined in subsection 212.3(10), to which subsection 212.3(2) applies) at the beginning of a calendar month that ends in the year, to the extent that it was contributed by a specified non-resident shareholder of the corporation, and

(iii) the average of all amounts each of which is the corporation’s paid-up capital at the beginning of a calendar month that ends in the year, excluding the paid-up capital in respect of shares of any class of the capital stock of the corporation owned by a person other than a specified non-resident shareholder of the corporation,

(b) in the case of a trust resident in Canada, the amount, if any, by which

(i) the total of

(A) the average of all amounts each of which is the total amount of all equity contributions to the trust made before the beginning of a calendar month that ends in the year, to the extent that the contributions were made by a specified non-resident beneficiary of the trust, and

(B) the tax-paid earnings of the trust for the year,

exceeds

(ii) the average of all amounts each of which is the total of all amounts that were paid or became payable by the trust to a beneficiary of the trust in respect of the beneficiary’s interest under the trust before the beginning of a calendar month that ends in the year except to the extent that the amount is

(A) included in the beneficiary’s income for a taxation year because of subsection 104(13),

(B) an amount from which tax was deducted under Part XIII because of paragraph 212(1)(c), or

(C) paid or payable to a person other than a specified non-resident beneficiary of the trust, and

(c) in the case of a corporation or trust that is not resident in Canada, 40% of the amount, if any, by which

(i) the average of all amounts each of which is the cost of a property, other than an interest as a member of a partnership, owned by the corporation or trust at the beginning of a calendar month that ends in the year that is,

(A) in the case of a corporation or trust that carries on business in Canada, used by it in the year in, or held by it in the year in the course of, carrying on business in Canada, and

(B) in the case of a corporation or trust that files a return under this Part in accordance with subsection 216(1) in respect of the year, an interest in real property, or a real right in immovables, in Canada, or an interest in, or for civil law a right in, timber resource properties and timber limits, in Canada, exceeds

(ii) the average of all amounts each of which is the total of all amounts outstanding at the beginning of a calendar month that ends in the year as, or on account of, a debt or other obligation to pay an amount that was payable by the corporation or trust other than a debt or obligation that is included in the outstanding debts to specified non-residents of the corporation or trust;

“equity contribution”, to a trust, means a transfer of property to the trust that is made

(a) in exchange for an interest as a beneficiary under the trust,

(b) in exchange for a right to acquire an interest as a beneficiary under the trust, or

(c) for no consideration by a person beneficially interested in the trust;

“specified beneficiary”, of a trust at any time, means a person who at that time, either alone or together with persons with whom that person does not deal at arm’s length, has an interest as a beneficiary under the trust with a fair market value that is not less than 25% of the fair market value of all interests as a beneficiary under the trust and for the purpose of determining whether a particular person is a specified beneficiary of a trust,

(a) if the particular person, or a person with whom the particular person does not deal at arm’s length, has at that time a right under a contract, in equity or otherwise, either immediately or in the future and either absolutely or contingently to, or to acquire, an interest as a beneficiary under the trust, the person is deemed at that time to own the interest,

(b) if the particular person, or a person with whom the particular person does not deal at arm’s length, has at that time a right under a contract, in equity or otherwise, either immediately or in the future and either absolutely or contingently to cause a trust to redeem, acquire or terminate any interest in it as a beneficiary (other than an interest held by the particular person or a person with whom the particular person does not deal at arm’s length), the trust is deemed at that time to have redeemed, acquired or terminated the interest, unless the right is not exercisable at that time because the exercise of the right is contingent on the death, bankruptcy or permanent disability of an individual, and

(c) if the amount of income or capital of the trust that the particular person, or a person with whom the particular person does not deal at arm’s length, may receive as a beneficiary of the trust depends on the exercise by any person of, or the failure by any person to exercise, a discretionary power, that person is deemed to have fully exercised, or to have failed to exercise, the power, as the case may be;

“specified non-resident beneficiary”, of a trust at any time, means a specified beneficiary of the trust who at that time is a non-resident person;

“tax-paid earnings”, of a trust resident in Canada for a taxation year, means the total of all amounts each of which is the amount, if any, in respect of a particular taxation year of the trust that ended before the year determined by the formula

A – B

where

A	is the taxable income of the trust under this Part for the particular year, and

B	is the total of tax payable under this Part by the trust, and all income taxes payable by the trust under the laws of a province, for the particular year;

(4) Subsections 18(5.1) and (6) of the Act are replaced by the following:

(5.1) For the purposes of subsections (4) to (6), if

(a) a particular person would, but for this subsection, be a specified shareholder of a corporation or a specified beneficiary of a trust at any time,

(b) there was in effect at that time an agreement or arrangement under which, on the satisfaction of a condition or the occurrence of an event that it is reasonable to expect will be satisfied or will occur, the particular person will cease to be a specified shareholder of the corporation or a specified beneficiary of the trust, and

(c) the purpose for which the particular person became a specified shareholder or specified beneficiary was the safeguarding of rights or interests of the particular person or a person with whom the particular person is not dealing at arm’s length in respect of any indebtedness owing at any time to the particular person or a person with whom the particular person is not dealing at arm’s length, the particular person is deemed not to be a specified shareholder of the corporation or a specified beneficiary of the trust, as the case may be, at that time.

(5.2) For the purposes of subsections (4) to (6), a non-resident corporation is deemed to be a specified shareholder of itself and a non-resident trust is deemed to be a specified beneficiary of itself.

(5.3) For the purposes of subparagraph (c)(i) of the definition “equity amount” in subsection (5),

(a) if a property is partly used or held by a taxpayer in a taxation year in the course of carrying on business in Canada, the cost of the property to the taxpayer is deemed for the year to be equal to the same proportion of the cost to the taxpayer of the property

(determined without reference to this subsection) that the proportion of the use or holding made of the property in the course of carrying on business in Canada in the year is of the whole use or holding made of the property in the year, and

(b) if a corporation or a trust is deemed to own a portion of a property of a partnership because of subsection (7), at any time,

(i) the property is deemed to have, at that time, a cost to the corporation or trust equal to the same proportion of the cost of the property to the partnership as the proportion of the debts and other obligations to pay an amount of the partnership allocated to it under subsection (7) is of the total amount of all debts and other obligations to pay an amount of the partnership, and

(ii) in the case of a partnership that carries on business in Canada, the corporation or trust is deemed to use or hold the property in the course of carrying on business in Canada to the extent the partnership uses or holds the property in the course of carrying on business in Canada for the fiscal period of the partnership that includes that time.

(5.4) For the purposes of this Act, a trust resident in Canada may designate in its return of income under this Part for a taxation year that all or any portion of an amount paid or credited as interest by the trust, or by a partnership, in the year to a non-resident person is deemed to be income of the trust that has been paid to the non-resident person as a beneficiary of the trust, and not to have been paid or credited by the trust or the partnership as interest, to the extent that an amount in respect of the interest

(a) is included in computing the income of the trust for the year under paragraph 12(1)(l.1); or

(b) is not deductible in computing the income of the trust for the year because of subsection (4).

(6) If any loan (in this subsection referred to as the “first loan”) has been made

(a) by a specified non-resident shareholder of a corporation or a specified non-resident beneficiary of a trust, or

(b) by a non-resident person who was not dealing at arm’s length with a specified shareholder of a corporation or a specified non-resident beneficiary of a trust,

to another person on condition that a loan (in this subsection referred to as the “second loan”) be made by any person to a particular corporation or trust, for the purposes of subsections (4) and (5), the lesser of

(c) the amount of the first loan, and

(d) the amount of the second loan is deemed to be a debt incurred by the particular corporation or trust to the person who made the first loan.

(5) The portion of paragraph 18(7)(a) of the Act before subparagraph (i) is replaced by the following:

(a) to owe the portion (in this subsection and paragraph 12(1)(l.1) referred to as the “debt amount”) of each debt or other obligation to pay an amount of the partnership and to own the portion of each property of the partnership that is equal to

(6) Subsections 51(1) to (5) apply to taxation years that begin after 2013 except that if a trust that is resident in Canada on Budget Day elects in writing and files the election with the Minister of National Revenue on or before the trust’s filing-due date for its first taxation year that begins after 2013,

(a) for the purpose of determining the trust’s equity amount, as defined in subsection 18(5) of the Act, as enacted by subsection 51(3), the trust is deemed

(i) to not have received any equity contributions, as defined in subsection 18(5) of the Act, as enacted by subsection 51(3), before Budget Day,

(ii) to not have paid or made payable any amount to a beneficiary of the trust before Budget Day, and

(iii) to have tax-paid earnings, as defined in subsection 18(5) of the Act, as enacted by subsection 51(3), of nil for each taxation year that ends before Budget Day, and

(b) each beneficiary of the trust at the beginning of Budget Day is deemed to have made an equity contribution at that time to the trust equal to the amount determined by the formula

A/B × (C – D)

where

A	is the fair market value of the beneficiary’s interest as a beneficiary under the trust at that time,

B	is the fair market value of all the beneficial interests under the trust at that time,

C	is the total fair market value of all the properties of the trust at that time, and

D	is the total amount of the trust’s liabilities at that time.

International Banking Centres

52. (1) The Act is amended by repealing section 33.1 and by making such other amendments as are consequential to that repeal.

(2) Subsection 52(1) applies to taxation years that begin on or after Budget Day.

NOTICE OF WAYS AND MEANS MOTION TO AMEND THE

EXCISE TAX ACT

That it is expedient to amend the Excise Tax Act as follows:

Information Requirements Regarding Unnamed Persons

1. (1) The portion of subsection 102.1(2) of the Excise Tax Act before paragraph (a) is replaced by the following:

(2) A judge of the Federal Court may, on application by the Minister and subject to any conditions that the judge considers appropriate, authorize the Minister to serve a notice under subsection 99(1) with respect to an unnamed person or a group of unnamed persons if the judge is satisfied by information on oath that

(2) Subsections 102.1(3) to (6) of the Act are repealed.

(3) Subsections 1(1) and (2) apply to applications made by the Minister of National Revenue after royal assent to the enacting legislation.

2. (1) The portion of subsection 289(3) of the Act before paragraph (a) is replaced by the following:

(3) A judge of the Federal Court may, on application by the Minister and subject to any conditions that the judge considers appropriate, authorize the Minister to impose on a third party a requirement under subsection (1) relating to an unnamed person or more than one unnamed person (in this section referred to as the “group”) if the judge is satisfied by information on oath that

(2) Subsections 289(4) to (6) of the Act are repealed.

(3) Subsections 2(1) and (2) apply to applications made by the Minister of National Revenue after royal assent to the enacting legislation.

GST/HST and Health Care Services

3. (1) The definition “homemaker service” in section 1 of Part II of Schedule V to the Act is repealed.

(2) Section 1 of Part II of Schedule V to the Act is amended by adding the following in alphabetical order:

“home care service” means a household or personal care service, such as bathing, feeding, assistance with dressing or medication, cleaning, laundering, meal preparation and child care, if the service is rendered to an individual who, due to age, infirmity or disability, requires assistance;

“qualifying health care supply” means a supply of property or a service that is made for the purpose of

(a) maintaining health, (b) preventing disease,

(c) treating, relieving or remediating an injury, illness, disorder or disability,

(d) assisting (other than financially) an individual in coping with an injury, illness, disorder or disability, or

(e) providing palliative health care.

(3) Subsections 3(1) and (2) are deemed to have come into force on the day that is after Budget Day.

4. (1) Part II of Schedule V to the Act is amended by adding the following after section 1.1:

1.2 For the purposes of this Part, other than sections 9 and 11 to 14, a supply that is not a qualifying health care supply is deemed not to be included in this Part.

(2) Subsection 4(1) applies to any supply made after Budget Day.

5. (1) The portion of section 13 of Part II of Schedule V to the Act before paragraph (a) is replaced by the following:

13. A supply of a home care service that is rendered to an individual in the individual’s place of residence, whether the recipient of the supply is the individual or any other person, if

(2) The portion of paragraph 13(b) of Part II of Schedule V to the Act before subparagraph (i) is replaced by the following:

(b) a government, municipality or organization administering a government or municipal program in respect of home care services pays an amount

(3) Paragraph 13(c) of Part II of Schedule V to the Act is replaced by the following:

(c) another supply of a home care service rendered to the individual is made in the circumstances described in paragraph (a) or (b).

(4) Subsections 5(1) to (3) apply to any supply made after Budget Day.

6. (1) Section 2 of Part VI of Schedule V to the Act is amended by striking out “or” at the end of paragraph (o) and by replacing subparagraph (p)(ii) by the following:

(ii) the supply of which would be included in Part II of this Schedule or Part II of Schedule VI if Part II of this Schedule were read without reference to sections 1.1 and 1.2 or Part II of Schedule VI were read without reference to section 1.2, as the case may be; or

(2) Section 2 of Part VI of Schedule V to the Act is amended by adding the following after paragraph (p):

(q) property or a service

(i) the supply of which is not a qualifying health care supply (as defined in section 1 of Part II of this Schedule), and

(ii) the supply of which would be included in any of sections 2 to 8 and 10 of Part II of this Schedule if that Part were read without reference to sections 1.1 and 1.2.

(3) Subsections 6(1) and (2) apply to any supply made after Budget Day.

GST/HST Pension Plan Rules

7. (1) The Act is amended by adding the following after section 156:

157. (1) For the purposes of this section, “selected qualifying employer” has the meaning assigned by subsection 172.1(9).

(2) For the purposes of this Part, if a participating employer of a pension plan elects jointly with a pension entity of the pension plan, every taxable supply made by the participating employer to the pension entity at a time when the election is in effect is deemed to have been made for no consideration.

(3) Subsection (2) does not apply to

(a) a supply deemed under section 172.1 to have been made;

(b) a supply of property or a service that is not acquired by a pension entity of a pension plan for consumption, use or supply by the pension entity in the course of pension activities (as defined in subsection 172.1(1)) in respect of the pension plan;

(c) a supply made by a participating employer of a pension plan to a pension entity of the pension plan of all or part of property, or of a service, if, at the time the participating employer acquires the property or service, the participating employer is a selected qualifying employer of the pension plan;

(d) a supply made by a participating employer of a pension plan to a pension entity of the pension plan of property or a service if, at the time the participating employer consumes or uses an employer resource (as defined in subsection 172.1(1)) of the participating employer for the purpose of making the supply, the participating employer is a selected qualifying employer of the pension plan; or

(e) a supply made in prescribed circumstances or made by a prescribed person.

(4) The persons that have jointly made an election under subsection (2) may jointly revoke the election.

(5) An election under subsection (2) and a revocation of an election under subsection (4) must

(a) be made in prescribed form containing prescribed information;

(b) specify the day from which the election or the revocation is to be effective, which must be on the first day of a fiscal year of the participating employer; and

(c) be filed by the participating employer with the Minister in prescribed manner on or before the day that is the day from which the election or the revocation is to be effective or any later day that the Minister may allow.

(6) An election under subsection (2) made jointly by a participating employer of a pension plan and a pension entity of the pension plan ceases to have effect on the earliest of

(a) the day on which the participating employer ceases to be a participating employer of the pension plan,

(b) the day on which the pension entity ceases to be a pension entity of the pension plan,

(c) the day on which a joint revocation of the election by the participating employer and the pension entity becomes effective, and

(d) the day specified in a notice of revocation of the election sent to the participating employer under subsection (9).

(7) If an election made jointly under subsection (2) by a participating employer of a pension plan and a pension entity of the pension plan is in effect at any time in a fiscal year of the participating employer and if the participating employer fails to account for, as and when required under this Part, any tax deemed to have been collected, on the last day of the fiscal year, by the participating employer under subsection 172.1(5) or (6) in respect of the pension plan, the Minister may send written notice (in this section referred to as a “notice of intent”) to the participating employer and to the pension entity that the Minister proposes to revoke the election as of the first day of the fiscal year.

(8) Upon receipt of a notice of intent, a participating employer must establish to the satisfaction of the Minister that the participating employer did not fail to account for, as and when required under this Part, tax deemed to have been collected by the participating employer under subsection 172.1(5) or (6) in respect of the pension plan.

(9) If, after 60 days after the day the notice of intent has been sent by the Minister to the participating employer, the Minister is not satisfied that the participating employer did not fail to account for, as and when required under this Part, tax deemed to have been collected by the participating employer on the last day of a particular fiscal year under subsection 172.1(5) or (6) in respect of the pension plan, the Minister may send written notice (referred to in this section as a “notice of revocation”) to the participating employer and to the pension entity of the pension plan with which the participating employer made the election that the election is revoked as of the day specified in the notice of revocation, which day is not to be earlier than the day specified in the notice of intent and must be the first day of any particular fiscal year.

(10) For the purposes of this Part, an election under subsection (2) that has been revoked by the Minister under subsection (9) is deemed never to have been in effect on any day on or after the day specified in the notice of revocation.

(2) Subsection 7(1) applies to supplies made after Budget Day.

8. (1) Subsection 172.1(1) of the Act is amended by adding the following in alphabetical order:

“specified supply” of a participating employer of a pension plan to the pension plan means

(a) a taxable supply deemed to have been made under subsection (5) of all or part of property or a service that the participating employer acquired for the purpose of making a supply of all or part of the property or service to a pension entity of the pension plan;

(b) a taxable supply deemed to have been made under subsection (6) of an employer resource of the participating employer that the participating employer consumed or used for the purpose of making a supply of property or a service to a pension entity of the pension plan; or

(c) a taxable supply deemed to have been made under subsection (7) of an employer resource of the participating employer that the participating employer consumed or used in the course of pension activities in respect of the pension plan.

(2) The portion of subsection 172.1(5) of the Act before paragraph (b) is replaced by the following:

(5) If a person is both a registrant and a participating employer of a pension plan at any time in a particular fiscal year of the person and is not a selected qualifying employer of the pension plan at that time, if the person acquires at that time property or a service (in this subsection referred to as the “specified resource”) for the purpose of making a supply of all or part of the specified resource to a pension entity of the pension plan for consumption, use or supply by the pension entity in the course of pension activities in respect of the pension plan and if the specified resource is not an excluded resource of the person in respect of the pension plan, the following rules apply:

(a) for the purposes of this Part, the person is deemed to have made a taxable supply of the specified resource or part on the last day of the particular fiscal year;

(3) The portion of subsection 172.1(6) of the Act before paragraph (a) is replaced by the following:

(6) If a person is both a registrant and a participating employer of a pension plan at any time in a particular fiscal year of the person and is not a selected qualifying employer of the pension plan at that time, if the person consumes or uses at that time an employer resource of the person for the purpose of making a supply of property or a service (in this subsection referred to as the “pension supply”) to a pension entity of the pension plan for consumption, use or supply by the pension entity in the course of pension activities in respect of the pension plan and if the employer resource is not an excluded resource of the person in respect of the pension plan, the following rules apply:

(4) The portion of subsection 172.1(7) of the Act before paragraph (a) is replaced by the following:

(7) If a person is both a registrant and a participating employer of a pension plan at any time in a particular fiscal year of the person and is not, at that time, a qualifying employer of the pension plan, if the person consumes or uses at that time an employer resource of the person in the course of pension activities in respect of the pension plan, if the employer resource is not an excluded resource of the person in respect of the pension plan and if subsection (6) does not apply to that consumption or use, the following rules apply:

(5) Section 172.1 of the Act is amended by adding the following after subsection (8):

(9) For the purposes of this section, a particular participating employer of a pension plan is a selected qualifying employer of the pension plan for a particular fiscal year of the particular participating employer if no election under subsection 157(2) made jointly by the particular participating employer and a pension entity of the pension plan is in effect in the particular fiscal year, if the particular participating employer did not become a participating employer of the pension plan in the particular fiscal year, if the amount determined for A in the following formula is less than $5,000 and if the amount (expressed as a percentage) determined by the following formula is less than 10%:

A/(B – C)

where

A	is the total of all amounts, each of which is

(a) an amount of tax deemed to have been collected under subsection (5), (6) or (7) by the particular participating employer in respect of a specified supply of the particular participating employer to the pension plan during the fiscal year (in this subsection referred to as the “preceding fiscal year”) of the particular participating employer preceding the particular fiscal year less the amount, if any, determined for B under paragraph (5)(c), (6)(c) or (7)(c), whichever is applicable, in determining that amount of tax,

(b) if the particular participating employer is a selected qualifying employer of the pension plan for the preceding fiscal year, an amount of tax that would have been deemed to have been collected under subsection (5) or (6) by the particular participating employer during the preceding fiscal year in respect of a supply that would have been deemed to have been made under that subsection and that would be a specified supply of the particular participating employer to the pension plan, if the particular participating employer were not a selected qualifying employer, less the amount, if any, that would be determined for B under paragraph (5)(c) or (6)(c) whichever is applicable, in determining that amount of tax,

(c) if the particular participating employer is a qualifying employer of the pension plan for the preceding fiscal year, an amount of tax that would have been deemed to have been collected under subsection (7) by the particular participating employer during the preceding fiscal year in respect of a supply that would have been deemed to have been made under that subsection and that would be a specified supply of the particular participating employer to the pension plan, if the particular participating employer were not a qualifying employer, less the amount, if any, that would be determined for B under paragraph (7)(c) in determining that amount of tax,

(d) an amount of tax deemed to have been collected under subsection (5), (6) or (7) by another participating employer of the pension plan in respect of a specified supply of the other participating employer to the pension plan during a fiscal year of the other participating employer that ends in the preceding fiscal year, if at any time in the preceding fiscal year the other participating employer is related to the particular participating employer, less the amount, if any, determined for B under paragraph (5)(c), (6)(c) or (7)(c), whichever is applicable, in determining that amount of tax,

(e) an amount of tax that would have been deemed to have been collected under subsection (5) or (6) by another participating employer of the pension plan during a fiscal year of the other participating employer that ends in the preceding fiscal year in respect of a supply that would have been deemed to have been made under that subsection and that would be a specified supply of the other participating employer to the pension plan if the other participating employer were not a selected qualifying employer, provided that the other participating employer is related at any time in the preceding fiscal year to the particular participating employer and is a selected qualifying employer of the pension plan for that fiscal year of the other participating employer, less the amount, if any, that would be determined for B under paragraph (5)(c) or (6)(c), whichever is applicable, in determining that amount of tax, or

(f) an amount of tax that would have been deemed to have been collected under subsection (7) by another participating employer of the pension plan during a fiscal year of the other participating employer that ends in the preceding fiscal year in respect of a supply that would have been deemed to have been made under that subsection and that would be a specified supply of the other participating employer to the pension plan if the other participating employer were not a qualifying employer, provided that the other participating employer is related at any time in the preceding fiscal year to the particular participating employer and is a qualifying employer of the pension plan for that fiscal year of the other participating employer, less the amount, if any, that would be determined for B under paragraph (7)(c) in determining that amount of tax;

B	is the total of all amounts, each of which is

(a) an amount of tax under subsection 165(1) or section 212, 218 or 218.01 paid by a pension entity of the pension plan during a fiscal year of the pension entity that ends in the preceding fiscal year but only to the extent that the amount is an eligible amount (as defined in subsection 261.01(1)) for a claim period (as defined in that subsection) of the pension entity,

(b) an amount of tax deemed to have been collected under subsection (5), (6) or (7) by a participating employer of the pension plan, including the particular participating employer, during a fiscal year of the participating employer that ends in the preceding fiscal year in respect of a specified supply of the participating employer to the pension plan less the amount, if any, determined for B under paragraph (5)(c), (6)(c) or (7)(c), whichever is applicable, in determining that amount of tax, or

(c) an amount required to be added to the net tax of a pension entity of the pension plan under paragraph 232.01(5)(b) or 232.02(4)(b) for a reporting period of the pension entity that ends in the preceding fiscal year as a consequence of the issuance of a tax adjustment note under section 232.01 or 232.02 or, if less, the amount that would have been required to be so added if the pension entity were a selected listed financial institution; and

C	is the total of all amounts, each of which is

(a) the federal component amount of a tax adjustment note issued under section 232.01 or 232.02 by a participating employer of the pension plan, including the particular participating employer, to a pension entity of the pension plan during a fiscal year of the pension entity that ends in the preceding fiscal year, or

(b) a recoverable amount (as defined in subsection 261.01(1)) of a pension entity of the pension plan in respect of a claim period ending in a fiscal year of the pension entity that ends in the preceding fiscal year but only to the extent that the recoverable amount is in respect of an amount determined for A under paragraph (5)(c), (6)(c) or (7)(c), whichever is applicable, in determining an amount of tax deemed to have been paid by the pension entity under this section for the purposes of section 261.01.

(10) For the purposes of this section, a particular participating employer of a pension plan is a qualifying employer of the pension plan for a particular fiscal year of the particular participating employer, if the particular participating employer did not become a participating employer of the pension plan in the particular fiscal year and if the amount determined for A in the following formula is less than $5,000 and if the amount (expressed as a percentage) determined by the following formula is less than 10%:

A/(B – C)

where

A	is the total of all amounts, each of which is

(a) an amount of tax deemed to have been collected under subsection (7) by the particular participating employer in respect of a specified supply of the particular participating employer to the pension plan during the fiscal year (in this subsection referred to as the “preceding fiscal year”) of the particular participating employer preceding the particular fiscal year less the amount, if any, determined for B under paragraph (7)(c) in determining that amount of tax,

(b) if the particular participating employer is a qualifying employer of the pension plan for the preceding fiscal year, an amount of tax that would have been deemed to have been collected under subsection (7) by the particular participating employer during the preceding fiscal year in respect of a supply that would have been deemed to have been made under that subsection and that would be a specified supply of the particular participating employer to the pension plan, if the particular participating employer were not a qualifying employer, less the amount, if any, that would be determined for B under paragraph (7)(c) in determining that amount of tax,

(c) an amount of tax deemed to have been collected under subsection (7) by another participating employer of the pension plan in respect of a specified supply of the other participating employer to the pension plan during a fiscal year of the other participating employer that ends in the preceding fiscal year, if at any time in the preceding fiscal year the other participating employer is related to the particular participating employer, less the amount, if any, determined for B under paragraph (7)(c) in determining that amount of tax, or

(d) an amount of tax that would have been deemed to have been collected under subsection (7) by another participating employer of the pension plan during a fiscal year of the other participating employer that ends in the preceding fiscal year in respect of a supply that would have been deemed to have been made under that subsection and that would be a specified supply of the other participating employer to the pension plan if the other participating employer were not a qualifying employer, provided that the other participating employer is related at any time in the preceding fiscal year to the particular participating employer and is a qualifying employer of the pension plan for that fiscal year of the other participating employer, less the amount, if any, that would be determined for B under paragraph (7)(c) in determining that amount of tax;

B	is the total of all amounts, each of which is

(a) an amount of tax under subsection 165(1) or section 212, 218 or 218.01 paid by a pension entity of the pension plan during a fiscal year of the pension entity that ends in the preceding fiscal year but only to the extent that the amount is an eligible amount (as defined in subsection 261.01(1)) for a claim period (as defined in that subsection) of the pension entity,

(b) an amount of tax deemed to have been collected under subsection (5), (6) or (7) by a participating employer of the pension plan, including the particular participating employer, during a fiscal year of the participating employer that ends in the preceding fiscal year in respect of a specified supply of the participating employer to the pension plan less the amount, if any, determined for B under paragraph (5)(c), (6)(c) or (7)(c), whichever is applicable, in determining that amount of tax, or

(c) an amount required to be added to the net tax of a pension entity of the pension plan under paragraph 232.01(5)(b) or 232.02(4)(b) for a reporting period of the pension entity that ends in the preceding fiscal year as a consequence of the issuance of a tax adjustment note under section 232.01 or 232.02 or, if less, the amount that would have been required to be so added if the pension entity were a selected listed financial institution; and

C	is the total of all amounts, each of which is

(a) the federal component amount of a tax adjustment note issued under section 232.01 or 232.02 by a participating employer of the pension plan, including the particular participating employer, to a pension entity of the pension plan during a fiscal year of the pension entity that ends in the preceding fiscal year, or

(b) a recoverable amount (as defined in subsection 261.01(1)) of a pension entity of the pension plan in respect of a claim period ending in a fiscal year of the pension entity that ends in the preceding fiscal year but only to the extent that the recoverable amount is in respect of an amount determined for A under paragraph (5)(c), (6)(c) or (7)(c), whichever is applicable, in determining an amount of tax deemed to have been paid by the pension entity under this section for the purposes of section 261.01.

(11) For the purposes of this section, if a person becomes a participating employer of a pension plan in a particular fiscal year, the person is

(a) a selected qualifying employer of the pension plan for the particular fiscal year if it is reasonable to expect, at the time the person becomes a participating employer of the pension plan, that the person will be a selected qualifying employer of the pension plan for the fiscal year of the person following the particular fiscal year; and

(b) a qualifying employer of the pension plan for the particular fiscal year if it is reasonable to expect, at the time the person becomes a participating employer of the pension plan, that the person will be a qualifying employer of the pension plan for the fiscal year of the person following the particular fiscal year.

(12) If two or more corporations (each of which is referred to in this subsection as a “predecessor”), any of which is a participating employer of a pension plan, are merged or amalgamated to form one corporation (in this subsection referred to as the “new corporation”) that is a participating employer of the pension plan, otherwise than as the result of the acquisition of property of one corporation by another corporation pursuant to the purchase of the property by the other corporation or as the result of the distribution of the property to the other corporation on the winding-up of the corporation, despite section 271 and for the purposes of applying subsections (9) to (11) to the new corporation, the following rules apply:

(a) the new corporation is deemed to have a fiscal year (in this subsection referred to as the “prior fiscal year of the new corporation”) of 365 days immediately preceding the first fiscal year of the new corporation;

(b) any amount of tax deemed to have been collected under this paragraph or any of subsections (5), (6), (7) and (13) by a predecessor, or that would have been deemed to have been collected under subsection (5), (6) or (7) if the predecessor were neither a selected qualifying employer nor a qualifying employer, at any time during the period of 365 days preceding the first fiscal year of the new corporation is deemed to have been collected by the new corporation, and not by a predecessor, on the last day of the prior fiscal year of the new corporation;

(c) any specified supply of a predecessor to a pension plan in respect of a taxable supply deemed to have been made under subsection (5), (6) or (7), or that would have been deemed to have been made under any of those subsections if the predecessor were neither a selected qualifying employer nor a qualifying employer, at any time during the period of 365 days preceding the first fiscal year of the new corporation is deemed to be a specified supply of the new corporation to the pension plan and not of the predecessor; and

(d) the new corporation is deemed not to have become a participating employer of the pension plan.

(13) If at any time a particular corporation that is a participating employer of a pension plan is wound up and not less than 90% of the issued shares of each class of the capital stock of the particular corporation were, immediately before that time, owned by another corporation that is a participating employer of the pension plan, despite subsection (11) and section 272 and for the purposes of applying the definition “specified supply” in subsection (1) in respect of the other corporation and applying subsections (9) and (10) to the other corporation, the other corporation is deemed to be the same corporation as, and a continuation of, the particular corporation.

(6) Subsections 8(1) to (5) apply in respect of fiscal years of a person beginning after Budget Day.

GST/HST Business Information Requirement

9. Section 229 of the Act is amended by adding the following after subsection (2):

(2.1) The Minister is not required to pay a net tax refund under subsection (1) to a person that is a registrant unless the Minister is satisfied that all information, that is contact information or that relates to the identification and business activities of the person, to be given by the person on the application for registration made by the person under section 240 has been provided and is accurate.

GST/HST on Paid Parking

10. (1) Section 1 of Part V.1 of Schedule V to the Act is amended by striking out “or” at the end of paragraph (m), by adding “or” at the end of paragraph (n) and by adding the following after paragraph (n):

(o) a parking space if

(i) the supply is made for consideration, by way of lease, licence or similar arrangement and in the course of a business carried on by the charity,

(ii) the parking space is situated at a particular property for which, at the time the supply is made, it is reasonable to expect that the parking spaces at the particular property will be used, during the calendar year in which the supply is made, primarily by individuals who are accessing a property of, or a facility or establishment operated by, a particular person that is a municipality, a school authority, a hospital authority, a public college or a university, and

(iii) any of the following conditions is met:

(A) under the governing documents of the charity, the charity is expected to use a significant part of its income or assets for the benefit of the particular person,

(B) the charity and the particular person have entered into one or more agreements with each other or with other persons in respect of the use of the parking spaces at the particular property by the individuals referred to in subparagraph (ii), or

(C) the particular person performs any function or activity in respect of the supplies by the charity of parking spaces at the particular property.

(2) Subsection 10(1) applies to any supply made after Budget Day.

11. (1) Section 5 of Part V.1 of Schedule V to the Act is replaced by the following:

5. A supply made by a charity of any property or service if all or substantially all of the supplies of the property or service by the charity are made for no consideration, but not including a supply of

(a) blood or blood derivatives; or

(b) a parking space if the supply is made for consideration, by way of lease, licence or similar arrangement and in the course of a business carried on by the charity.

(2) Subsection 11(1) applies to supplies for which consideration becomes due after 1996 or is paid after 1996 without having become due.

12. (1) Section 10 of Part VI of Schedule V to the Act is replaced by the following:

10. A supply made by a public sector body of any property or service if all or substantially all of the supplies of the property or service by the body are made for no consideration, but not including a supply of

(a) blood or blood derivatives; or

(b) a parking space if the supply is made for consideration, by way of lease, licence or similar arrangement and in the course of a business carried on by the body.

(2) Subsection 12(1) is deemed to have come into force on December 17, 1990.

GST/HST Treatment of the Governor General

13. (1) The headings before section 1 of Part VIII of Schedule VI to the Act are replaced by the following:

PART VIII

INTERNATIONAL ORGANIZATIONS

(2) Subsection 13(1) comes into force, or is deemed to have come into force, on July 1, 2013.

14. (1) Section 1 of Part VIII of Schedule VI to the Act is repealed.

(2) Subsection 14(1) applies to any supply made on or after July 1, 2013.

NOTICE OF WAYS AND MEANS MOTION TO AMEND THE

EXCISE ACT, 2001

That it is expedient to amend the Excise Act, 2001 as follows:

Information Requirements Regarding Unnamed Persons

1. (1) The portion of subsection 208(3) of the Excise Act, 2001 before paragraph (a) is replaced by the following:

(3) A judge of the Federal Court may, on application by the Minister and subject to any conditions that the judge considers appropriate, authorize the Minister to impose on a third party a requirement relating to an unnamed person or more than one unnamed person (in this section referred to as the “group”) if the judge is satisfied by information on oath that

(2) Subsections 208(4) to (6) of the Act are repealed.

(3) Subsections 1(1) and (2) apply to applications made by the Minister of National Revenue after royal assent to the enacting legislation.

Excise Duty Rate on Manufactured Tobacco

2. (1) Subparagraph 216(2)(a)(iii) of the Act is replaced by the following:

(iii) $0.213 multiplied by the number of grams of manufactured tobacco other than cigarettes or tobacco sticks to which the offence relates, and

(2) Subparagraph 216(3)(a)(iii) of the Act is replaced by the following:

(iii) $0.319 multiplied by the number of grams of manufactured tobacco other than cigarettes or tobacco sticks to which the offence relates, and

3. Paragraph 240(c) of the Act is replaced by the following:

(c) $451.81 per kilogram of manufactured tobacco, other than cigarettes and tobacco sticks, that was removed in contravention of that subsection.

4. (1) The portion of paragraph 3(a) of Schedule 1 to the Act before subparagraph (i) is replaced by the following:

(a) $4.685938 per 50 grams or fraction of 50 grams contained in any package, if the manufactured tobacco is black stock

(2) Paragraph 3(b) of Schedule 1 to the Act is replaced by the following:

(b) $5.3125 per 50 grams or fraction of 50 grams contained in any package, in any other case.

(3) Subsections 4(1) and (2) are deemed to have come into force on the day that is after Budget Day.

5. (1) Paragraph 1(c) of Schedule 3 to the Act is replaced by the following:

(c) $4.6875 per 50 grams or fraction of 50 grams contained in any package, in the case of manufactured tobacco other than cigarettes or tobacco sticks.

(2) Subsection 5(1) is deemed to have come into force on the day that is after Budget Day.

6. (1) Paragraph 2(c) of Schedule 3 to the Act is replaced by the following:

(c) $4.6875 per 50 grams or fraction of 50 grams contained in any package, in the case of manufactured tobacco other than cigarettes or tobacco sticks.

(2) Subsection 6(1) is deemed to have come into force on the day that is after Budget Day.

7. (1) Paragraph 3(c) of Schedule 3 to the Act is replaced by the following:

(c) $93.75 per kilogram, in the case of tobacco products other than cigarettes or tobacco sticks.

(2) Subsection 7(1) is deemed to have come into force on the day that is after Budget Day.

8. (1) Paragraph 4(c) of Schedule 3 to the Act is replaced by the following:

(c) $5.98275 per 50 grams or fraction of 50 grams contained in any package, in the case of tobacco products other than cigarettes or tobacco sticks.

(2) Subsection 8(1) is deemed to have come into force on the day that is after Budget Day.

9. For the purposes of applying the provisions of the Customs Act that provide for the payment of, or the liability to pay, interest in respect of any amount, the amount shall be determined and interest shall be computed on it as though sections 4 to 8 had come into force on the day that is after Budget Day.

NOTICE OF WAYS AND MEANS MOTION TO AMEND THE CUSTOMS TARIFF

That it is expedient to amend the Customs Tariff as follows:

1. The List of Tariff Provisions set out schedule to the Customs Tariff is amended to provide that the Most-Favoured-Nation Tariff rates of customs duty and, where necessary, the applicable preferential tariff rates of customs duties, be “Free”, for the following tariff items:

4203.21.10	6402.12.20	9506.32.10	9506.70.12
4203.21.90	6402.12.30	9506.32.90	9506.91.90
6111.20.00	6403.12.20	9506.39.20	9506.99.20
6111.30.00	6403.12.30	9506.39.30	9506.99.31
6111.90.00	9506.11.90	9506.39.90	9506.99.40
6209.20.00	9506.12.00	9506.40.00	9506.99.50
6209.30.00	9506.19.00	9506.62.90	9506.99.90
6209.90.10	9506.21.00	9506.69.10
6209.90.90	9506.29.00	9506.69.90
6401.92.92	9506.31.00	9506.70.11

2. Any enactment founded on section 1 be deemed to have come into force on April 1, 2013.